AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 9, 2006

REGISTRATION NO. 333-138252

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AMERIS BANCORP

(Exact name of registrant as specified in its charter)

Georgia	6022	58-1456434
(State or other jurisdiction of of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

24 2nd Avenue, S.E.

Moultrie, Georgia 31768

(229) 890-1111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dennis J. Zember Jr.

Executive Vice President and Chief Financial Officer

24 2nd Avenue, S.E.

Moultrie, Georgia 31768

(229) 890-1111

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven E. Fox, Esq. Rogers & Hardin LLP 2700 International Tower 229 Peachtree Street, N.E. Atlanta, Georgia 30303 (404) 522-4700	Kathryn Knudson, Esq. Powell Goldstein LLP One Atlantic Center, Fourteenth Floor 1201 West Peachtree Street, N.W. Atlanta, Georgia 30309 (404) 572-6600

Approximate date of commencement of proposed sale to the public:    Upon the merger of Islands Bancorp with and into the Registrant.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(2)	Amount of registration fee
Common Stock, par value $1.00 per share	661,846 shares	N/A	$2,988,800	$320

(1)	This amount is based upon the estimated maximum number of shares of the registrant’s common stock issuable upon the consummation of the merger described in this Registration Statement and is approximately equal to the sum of (i) (a) the 555,195 shares of Islands Bancorp common stock which may be exchanged for shares of the registrant’s common stock in connection with the merger, based upon the 740,260 shares of Islands Bancorp common stock outstanding on September 30, 2006, multiplied by (b) a share exchange ratio of 1.0714 shares of the registrant’s common stock issuable in exchange for each outstanding share of Islands Bancorp common stock, and (ii) the 66,994 shares of the registrant’s common stock which may be issued in connection with the merger in exchange for the 112,550 warrants to purchase shares of Islands Bancorp common stock outstanding on September 30, 2006.
(2)	This amount is estimated solely for purposes of calculating the registration fee. It is calculated pursuant to paragraphs (f)(2) and (f)(3) of Rule 457 under the Securities Act of 1933 and is equal to (i) the product of (a) $9.60, the per share book value of Islands Bancorp common stock as of September 30, 2006, and (b) the 740,260 shares of Islands Bancorp common stock outstanding on September 30, 2006; less (ii) the minimum amount of cash to be paid by the registrant in the transaction, which is anticipated to be approximately $4,117,696.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. AMERIS BANCORP MAY NOT DISTRIBUTE OR ISSUE THE SHARES OF AMERIS COMMON STOCK DESCRIBED HEREIN UNTIL THE REGISTRATION STATEMENT OF WHICH THIS PROXY STATEMENT/PROSPECTUS IS A PART HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

PRELIMINARY—SUBJECT TO COMPLETION

DATED NOVEMBER 9, 2006 PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

To Islands Shareholders:

I am writing to you today about our proposed merger with Ameris Bancorp. The boards of directors of Ameris Bancorp and Islands Bancorp have each agreed to a merger that will result in Islands merging with and into Ameris. This transaction provides Islands with growth and strategic opportunities that would not be available to Islands on a stand-alone basis.

You will be asked to vote on the merger at a special meeting of the shareholders of Islands to be held on December 20, 2006 at 5:00 p.m., local time, at Islands’ offices located at 2348 Boundary Street, Beaufort, South Carolina 29902. We cannot complete the merger unless the holders of at least two-thirds of the shares of Islands common stock outstanding on November 3, 2006, the record date for the special meeting, vote in favor of approval and adoption of the merger agreement. A copy of the merger agreement is attached as APPENDIX A to this proxy statement/prospectus. We urge you to read this proxy statement/prospectus carefully and in its entirety. Your board of directors recommends that you vote FOR the approval and adoption of the merger agreement.

Subject to certain exceptions described in this proxy statement/prospectus, if the merger is completed, then you will receive, for each Islands share that you own, either (i) cash in the amount of $22.50 (if the tangible capital of Islands is at least $6,150,000) or $22.25 (if the tangible capital of Islands is less than $6,150,000 but at least $6,000,000) or (ii) a to-be-determined number of shares of Ameris common stock with a market value, measured as of a 10-day trading period prior to the closing of the merger, equal to $22.50 (if the tangible capital of Islands is at least $6,150,000) or $22.25 (if the tangible capital of Islands is less than $6,150,000 but at least $6,000,000). For purposes of illustration only, if the merger had occurred on September 22, 2006 and the tangible capital of Islands was $6,175,000, then the exchange ratio for each share of Islands common stock would have been 0.8520 shares of Ameris common stock, having a value of $26.41 each based on the average closing price of Ameris common stock over the trading period.

You may elect to receive Ameris common stock, cash or a combination of stock and cash for your Islands shares, subject to proration in the event the aggregate stock elections are greater or less than 75%. Because elections are subject to proration, you may receive some stock, rather than cash, even though you make an all-cash election, and you may receive some cash, rather than stock, even though you make an all-stock election. We encourage you to obtain current market quotations for Ameris common stock, which is quoted on The Nasdaq Global Select Market under the ticker symbol “ABCB.”

Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the merger. If you fail to return your proxy card or do not vote in person at the meeting, the effect will be the same as a vote against the merger.

Under South Carolina law, you are entitled to dissent from the transactions contemplated by the merger agreement. A copy of the dissenters’ rights provisions under South Carolina law is attached as APPENDIX B to this proxy statement/prospectus.

We very much appreciate and look forward to your support.

Sincerely,

D. Martin Goodman

Chairman of the Board,

Islands Bancorp

See “ Risk Factors” at page 12 for a discussion of certain factors that you should consider before you vote.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the securities to be issued in connection with the merger or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The shares of Ameris common stock are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency.

The date of this proxy statement/prospectus is November 9, 2006, and it is being mailed or otherwise delivered to Islands shareholders on or about November 15, 2006.

PLEASE NOTE

This document, which is sometimes referred to as a “proxy statement/prospectus”, constitutes a proxy statement of Islands Bancorp with respect to the solicitation of proxies from Islands shareholders for the special meeting described herein and a prospectus of Ameris Bancorp for the shares of Ameris common stock that Ameris will issue to Islands shareholders in connection with the merger.

We have not authorized anyone to provide you with any information other than the information included in this proxy statement/prospectus and the documents we refer you to herein. If someone provides you with other information, then please do not rely on it.

This proxy statement/prospectus has been prepared as of the date on the cover page. There may be changes in the affairs of Ameris or Islands since that date that are not reflected in this document.

As used in this proxy statement/prospectus, the terms “Ameris” and “Islands” refer to Ameris Bancorp and Islands Bancorp, respectively, and, where the context requires, to Ameris and Islands and their respective subsidiaries.

As permitted under the rules of the Securities and Exchange Commission (the “SEC”), this proxy statement/prospectus incorporates important business and financial information about Ameris that is contained in documents filed with the SEC and that is not included in, or delivered with, this document. See the section entitled “Incorporation of Certain Documents by Reference” at page 66. You may obtain copies of these documents without charge from the website maintained by the SEC at www.sec.gov as well as from other sources. You may also obtain copies of these documents, without charge, by writing or calling:

Ms. Cindi H. Lewis

Ameris Bancorp

24 2nd Avenue, S.E.

Moultrie, Georgia 31768

Telephone: (229) 890-1111

In order to obtain timely copies of such information in advance of the special meeting, you should make your request no later than December 13, 2006.

ISLANDS BANCORP

2348 BOUNDARY STREET

BEAUFORT, SOUTH CAROLINA 29902

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Islands Bancorp will be held at the offices of Islands Bancorp located at 2348 Boundary Street, Beaufort, South Carolina 29902 at 5:00 p.m., local time, on December 20, 2006, for the following purposes:

1. To consider and vote upon a proposal to approve and adopt an agreement and plan of merger, dated as of August 15, 2006, pursuant to which Ameris Bancorp will acquire Islands Bancorp. You can find a copy of the merger agreement attached as APPENDIX A to the accompanying proxy statement/prospectus.

2. To transact such other business, if any, that may properly come before the special meeting or any adjournment or postponement of the special meeting.

Only shareholders of record at the close of business on November 3, 2006 are entitled to receive notice of and vote at the special meeting or any adjournment or postponement of the special meeting. Approval and adoption of the merger agreement requires the affirmative vote of at least a majority of all of the votes entitled to be cast at the special meeting. A failure to vote will have the same effect as voting against the approval and adoption of the merger agreement.

Dissenters’ rights are available under South Carolina law to Islands shareholders with respect to the merger. See the section entitled “Statutory Provisions for Dissenting Shareholders” at page 42 of the accompanying proxy statement/prospectus for a discussion of the availability of dissenters’ rights and the procedures required to be followed to assert dissenters’ rights in connection with the merger.

We look forward to seeing you at the special meeting. Your vote is important. Please mark, sign and return your proxy card, whether or not you plan to attend the special meeting.

Your board of directors has determined that the proposed merger is advisable and in the best interest of Islands and its shareholders. Your board of directors recommends that you vote “FOR” the proposal to approve and adopt the merger agreement.

By Order of the Board of Directors,

D. Martin Goodman

Chairman of the Board

November 9, 2006

Whether or not you expect to be present at the special meeting in person, please vote, sign, date and return the enclosed proxy promptly in the enclosed business reply envelope. If you do attend the special meeting, then you may withdraw your proxy and vote in person.

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

AND THE SPECIAL MEETING OF SHAREHOLDERS

Q:	WHY ARE YOU PROPOSING THAT ISLANDS BE ACQUIRED BY AMERIS?

A: We believe that the proposed acquisition of Islands by Ameris will provide our shareholders with substantial benefits and will enable us to better serve our customers. Our products and markets generally are complementary, and the combined company should be in a better position to take advantage of opportunities within our market. The merger will enable you to hold stock in a larger and more diversified entity, whose shares are more widely held and more actively traded than are the shares of Islands, or to receive cash for all or a portion of your Islands shares. To review the reasons for the merger in more detail, see the section entitled “Reasons for the Merger” at page 20.

Q:	WHAT DO I NEED TO DO NOW?

A: Carefully read this document, indicate on your proxy card how you want to vote, and sign, date and return the proxy card as soon as possible. Islands’ board of directors has voted to recommend that Islands shareholders vote “FOR” the approval and adoption of the merger agreement.

Q:	MY SHARES ARE HELD IN MY BROKER’S NAME. HOW DO I GO ABOUT VOTING?

A: Copies of this proxy statement/prospectus have been sent to your broker, who must forward a copy to you. The broker will request instructions from you as to how you want your shares to be voted and will vote your shares according to your instructions. Your broker cannot vote your shares with respect to the merger without your instructions. Your failure to instruct your broker how to vote your shares with respect to the merger will have the same effect as voting against the merger.

Q:	WHAT WILL I RECEIVE IN THE MERGER?

A: Except in certain circumstances described under the section entitled “Terms of the Merger—Merger Consideration” at page 30, if the merger is completed, then you will receive, for each Islands share that you own, either (i) cash in the amount of $22.50 (if the tangible capital of Islands is at least $6,150,000) or $22.25 (if the tangible capital of Islands is less than $6,150,000 but at least $6,000,000) or (ii) a to-be-determined number of shares of Ameris common stock with a market value, measured as of a 10-day trading period prior to the closing of the merger (which is referred to in this proxy statement/prospectus as the “trading period”), equal to $22.50 (if the tangible capital of Islands is at least $6,150,000) or $22.25 (if the tangible capital of Islands is less than $6,150,000 but at least $6,000,000). In either case, the purchase price for each Islands share (which is referred to in this proxy statement/prospectus as the “per share purchase price”) is determined based on the tangible capital of Islands two days prior to the closing of the merger. You may elect to receive Ameris common stock, cash or a combination of stock and cash for your Islands shares, subject to proration in the event the aggregate stock elections are greater or less than 75%. It is possible, therefore, that you will receive a different proportion of stock and cash than you elect. For example, if stock elections representing more than 75% of the outstanding shares of Islands common stock prior to the merger are made, then Ameris will prorate the number of shares of its common stock that the holders of Islands common stock will receive so that no more than 75% of the Islands shares are converted into Ameris common stock. Shareholders of Islands who do not properly submit an election for the type of consideration that they wish to receive will have their consideration prorated before other shareholders. Ameris will not issue fractional shares. Islands shareholders who would otherwise be entitled to receive a fractional share of Ameris common stock instead will receive cash based on the average closing price of the Ameris common stock during the trading period.

Q:	WHAT ARE THE TAX CONSEQUENCES TO ME OF THE MERGER?

A: We do not expect the merger to result in the recognition of any tax by Islands shareholders for federal income tax purposes, except with respect to any cash received. See the section entitled “Federal Income Tax Consequences of the Merger” at page 39 for a description of certain federal income tax consequences of the merger.

Q:	WHAT IS THE REQUIRED VOTE TO APPROVE AND ADOPT THE MERGER AGREEMENT?

A: The holders of two-thirds of the outstanding shares of Islands common stock as of November 3, 2006, the record date for the special meeting, must vote to approve and adopt the merger agreement in order for the merger to be completed. Abstentions from voting and “broker non-votes” are not considered affirmative votes and, therefore, will have the same practical effect as a vote against the merger. In addition, all of Islands’ directors, who beneficially owned, in the aggregate, approximately 34.0% of the outstanding shares of Islands common stock, as of the record date, have entered into a voting agreement with Ameris pursuant to which they granted to Ameris an irrevocable proxy to vote all voting securities of Islands held by such directors in favor of the approval and adoption of the merger agreement. No vote of Ameris shareholders is required to complete the merger.

Q:	SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. Under separate cover from this proxy statement/prospectus, we will send all Islands shareholders written instructions and transmittal materials for exchanging their share certificates. You will receive these instructions prior to the special meeting.

Q:	IF I LOST MY ISLANDS STOCK CERTIFICATE, CAN I STILL GET MY NEW STOCK?

A: Yes. However, you will have to provide a paid surety bond that will protect Ameris against a loss in the event someone finds or has your lost certificate and is able to transfer it. To avoid having to pay for a surety bond, you should do everything you can to find your Islands certificate before the time comes to send it in.

Q:	AM I ENTITLED TO DISSENTERS’ RIGHTS IN CONNECTION WITH THE MERGER?

A: Yes. If you wish, you may exercise dissenters’ rights arising out of the transactions contemplated by the merger agreement and obtain a cash payment for the “fair value” of your shares under South Carolina law. To exercise dissenters’ rights, you must not vote in favor of the approval and adoption of the merger agreement, and you must strictly comply with all of the applicable requirements of South Carolina law summarized under the section entitled “Statutory Provisions for Dissenting Shareholders” at page 42. The “fair value” of your shares may be more or less than the consideration to be paid in the merger. We have included a copy of the applicable provisions of South Carolina law as APPENDIX B to this proxy statement/prospectus.

Q:	HOW DO I ELECT THE TYPE OF THE MERGER CONSIDERATION THAT I PREFER TO RECEIVE?

A: Under separate cover from this proxy statement/prospectus, we will send all Islands shareholders an election form and transmittal materials prior to the special meeting. You must properly complete and deliver to the exchange agent the election materials, together with your stock certificates (or a properly completed notice of guaranteed delivery). A return envelope will be enclosed for submitting the election form and certificates to the exchange agent. This is different from the envelope that you will use to return your completed proxy card. Please do not send your stock certificates or form of election with your proxy card. Election forms and stock certificates (or a properly completed notice of guaranteed delivery) must be received by the exchange agent by the election deadline, which is 5:00 p.m., Eastern time, on December 26, 2006. If your shares are held in a brokerage or other custodial account, you should receive instructions from the entity where your shares are held advising you of the procedures for making your election and delivering your shares. If you do not receive these instructions, you should contact the entity where your shares are held. If you do not submit a properly completed and signed election form to the exchange agent by the election deadline (or if you submit a properly completed election form indicating no election, together with the certificates representing all of your shares), then you will be deemed to have made an election to convert all of your Islands shares into shares of Ameris common stock. In the event the merger agreement is terminated, any Islands stock certificates that you previously sent to the exchange agent will be promptly returned to you without charge.

Q:	CAN I BE SURE OF THE VALUE OF THE SHARES OF ANY AMERIS COMMON STOCK THAT I RECEIVE IN THE MERGER?

A: No. The value of the merger consideration composed of Ameris common stock can change, although the cash portion of the merger consideration will not change. See the section entitled “Terms of the Merger—Merger Consideration” at page 30.

Q:	WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A: We are working toward completing the merger as quickly as possible. In addition to Islands shareholder approval, we must also obtain regulatory approvals. We expect the merger to be completed before the end of the year.

Q:	WHO SHOULD I CALL WITH QUESTIONS ABOUT THE MERGER?

A: If you have any questions about the merger, you should contact Cindi H. Lewis at Ameris at (229) 890-1111.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Forward-looking statements are generally identifiable by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “endeavor,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “potential,” “predict,” “project,” “seek,” “should,” “will” and other similar words and expressions of future intent.

The ability of Ameris and Islands to predict results or the actual effect of future plans or strategies is inherently uncertain. Although Ameris and Islands believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could cause actual results and performance to differ from those expressed in our forward-looking statements include, but are not limited to:

•	the costs of integrating Ameris’s and Islands’ operations, which may be greater than Ameris expects;

•	potential customer loss and deposit attrition as a result of the merger and the failure to achieve expected gains, revenue growth and/or expense savings from such transactions;

•	Ameris’s ability to effectively manage interest rate risk and other market, credit and operational risks;

•	Ameris’s ability to manage fluctuations in the value of assets and liabilities and off-balance sheet exposure so as to maintain sufficient capital and liquidity to support Ameris’s business;

•	Ameris’s ability to keep pace with technological changes;

•	Ameris’s ability to develop competitive new products and services in a timely manner and the acceptance of such products and services by our customers and potential customers;

•	Ameris’s ability to expand into new markets;

•	the cost and other effects of material contingencies, including litigation contingencies;

•	further easing of restrictions on participants in the financial services industry, such as banks, securities brokers and dealers, investment companies and finance companies, may increase competitive pressures and affect our ability to preserve our customer relationships and margins;

•	possible changes in general economic and business conditions in the United States in general and in the region and communities we serve in particular may lead to a deterioration in credit quality, which could require increases in our provision for credit losses, or a reduced demand for credit, thereby reducing earning assets;

•	the threat or occurrence of war or acts of terrorism and the existence or exacerbation of general geopolitical instability and uncertainty; and

•	possible changes in trade, monetary and fiscal policies, laws, and regulations, and other activities of governments, agencies, and similar organizations, including changes in accounting standards.

The cautionary statements in the section entitled “Risk Factors” at page 12 and elsewhere in this proxy statement/prospectus also identify important factors and possible events that involve risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Ameris and Islands do not intend, and undertake no obligation, to update or revise any forward-looking statements, whether as a result of differences in actual results, changes in assumptions or changes in other factors affecting such statements.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It does not contain all the information that is important to you. Each item in this summary refers to a page where that subject is discussed in more detail. To understand the merger fully, and for a more complete description of the legal terms of the merger and the merger agreement, you should read carefully this entire proxy statement/prospectus and the documents to which we have referred you. See the sections entitled “Where You Can Get More Information” at page 65 and “Incorporation of Certain Documents by Reference” at page 66. In addition, the merger agreement is attached as APPENDIX A to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by this reference. We urge you to read the merger agreement in its entirety; it is the legal document that governs the merger. Unless the context requires otherwise, the terms “we,” “our,” and “us” refer to Ameris and Islands together.

INFORMATION ABOUT AMERIS (PAGE 54) AND ISLANDS (PAGE 55)

AMERIS BANCORP, 24 2nd AVENUE, S.E., MOULTRIE, GEORGIA 31768; (229) 890-1111. Ameris is a Georgia bank holding company headquartered in Moultrie, Georgia that owns three subsidiary banks. As of September 30, 2006, Ameris had consolidated total assets of approximately $1.95 billion, consolidated total loans of approximately $1.37 billion and consolidated shareholders’ equity of approximately $160.0 million. Ameris, through its subsidiary banks, is engaged in a full range of traditional banking, mortgage banking and investment services to individual and corporate customers through its 43 locations in Georgia, Florida and Alabama.

ISLANDS BANCORP, 2348 BOUNDARY STREET, BEAUFORT, SOUTH CAROLINA 29902; (843) 521-1968. Islands is a South Carolina bank holding company headquartered in Beaufort, South Carolina that owns one subsidiary bank. As of September 30, 2006, Islands had consolidated total assets of approximately $77.0 million, consolidated total loans of approximately $62.2 million and consolidated shareholders’ equity of approximately $7.1 million. Islands, through its subsidiary bank, is engaged in a full range of banking services at one location in South Carolina.

THE MERGER (PAGE 18)

The proposed acquisition of Islands by Ameris is governed by a merger agreement. The merger agreement provides that, if all of the conditions set forth in the merger agreement are satisfied or waived, Islands will merge with and into Ameris. Ameris will be the surviving corporation after the merger, and Islands Community Bank, N.A. (“Islands Bank”), a wholly-owned subsidiary of Islands, will be merged with and into American Banking Company, a wholly-owned subsidiary bank of Ameris.

Except in certain circumstances described under the section entitled “Terms of the Merger—Merger Consideration” at page 30, if the merger is completed, then each of the issued and outstanding shares of Islands common stock will be converted into the right to receive either the per share purchase price in cash or a to-be-determined number of shares of Ameris common stock with a market value, measured as of the trading period, equal to the per share purchase price. You may elect to receive Ameris common stock, cash or a combination of stock and cash for your Islands shares, subject to proration in the event the aggregate stock elections are greater or less than 75%. It is possible, therefore, that you will receive a different proportion of stock and cash than you elect. For example, if stock elections representing more than 75% of the outstanding shares of Islands common stock prior to the merger are made, then Ameris will prorate the number of shares of its common stock that the holders of Islands common stock will receive so that no more than 75% of the Islands shares are converted into Ameris common stock. Shareholders of Islands who do not properly submit an election for the type of consideration that they wish to receive will have their consideration prorated before other shareholders.

Ameris will not issue fractional shares. Islands shareholders who would otherwise be entitled to receive a fractional share of Ameris common stock instead will receive cash based on the average closing price of the Ameris common stock during the trading period.

Depending upon the average closing price of the Ameris common stock during the trading period and the tangible capital of Islands, existing Islands shareholders will own between approximately 3.3% and 4.4% of the total outstanding shares of Ameris common stock following the merger.

We urge you to read the merger agreement, which is attached as APPENDIX A to this proxy statement/prospectus, in its entirety.

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER (PAGE 39)

The merger has been structured to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which is referred to in this proxy statement/prospectus as the “Code.” It is a condition to the completion of the merger that Islands and Ameris receive opinions from their respective tax counsel, dated as of the effective date of the merger, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Assuming the merger qualifies as a reorganization, in general:

•	If you receive a combination of Ameris common stock and cash in exchange for your Islands common stock and your tax basis in your Islands common stock is less than the sum of the cash and the fair market value, as of the effective date of the merger, of the Ameris common stock received, you generally will recognize gain equal to the lesser of: (i) the sum of the cash and the fair market value of the Ameris common stock you receive, minus the tax basis of your Islands common stock surrendered, and (ii) the amount of cash you receive in the merger. However, if your tax basis in the Islands common stock surrendered in the merger is greater than the sum of the cash and the fair market value of the Ameris common stock you receive, then your loss will not be currently allowed or recognized for federal income tax purposes.

•	If you receive solely Ameris common stock in exchange for Islands common stock, then you generally will not recognize any gain or loss, except with respect to cash you receive in lieu of fractional shares of Islands common stock.

•	If you receive solely cash in exchange for your Islands common stock, then you generally will recognize gain or loss equal to the difference between the amount of cash you receive and the tax basis in your shares of Islands common stock.

See the section entitled “Federal Income Tax Consequences of the Merger” at page 39 for a more complete discussion of the United States federal income tax consequences of the merger. We urge you to consult with your tax advisor for a full understanding of the tax consequences of the merger to you.

OPINION OF FINANCIAL ADVISOR TO ISLANDS (PAGE 22)

Howe Barnes Investments, Inc., now known as Howe Barnes Hoefer & Arnett, Inc. (“Howe Barnes”), has given an opinion to Islands’ board of directors that, as of the date of the merger agreement, the consideration to be received in the merger was fair, from a financial point of view, to Islands shareholders. This opinion is attached as APPENDIX C to this proxy statement/prospectus. You should read this opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by Howe Barnes. This opinion does not constitute a recommendation to any Islands shareholder as to how to vote on the merger agreement or as to the form of consideration that a Islands shareholder should elect.

REASONS FOR THE MERGER (PAGE 20)

Islands believes that by becoming part of a larger organization with greater resources, it will be able to serve its customers and communities better and provide more competitive services. The merger will also enable Islands shareholders to exchange their relatively illiquid shares of Islands common stock, in a partially tax-free transaction, for cash and shares of common stock of a larger company, the stock of which is more widely held and more liquid than that of Islands.

ISLANDS RECORD DATE AND VOTING (PAGES 16 AND 17)

If you owned shares of Islands common stock at the close of business on November 3, 2006, the record date for the special meeting, you are entitled to vote on the approval and adoption of the merger agreement and any other matters considered at the special meeting. On the record date, there were 740,260 shares of Islands common stock outstanding. You will have one vote at the special meeting for each share of Islands common stock you owned on the record date. The affirmative vote of shareholders owning at least two-thirds of the outstanding Islands common stock is required to approve and adopt the merger agreement. As of the close of business on the record date for the special meeting, directors and executive officers of Islands and their respective affiliates may be deemed to be the beneficial owners of shares of Islands common stock representing approximately 34.2% of the outstanding voting power of Islands. Each of the directors and executive officers of Islands has indicated that such person intends to vote or direct the vote of all the shares of Islands common stock over which such person has voting control in favor of the merger proposal and the election of each of the director nominees. In addition, all of Islands’ directors, who beneficially owned, in the aggregate, approximately 34.0% of the outstanding shares of Islands common stock, as of the record date, have entered into a voting agreement with Ameris pursuant to which they granted to Ameris an irrevocable proxy to vote all voting securities of Islands held by such directors in favor of the approval and adoption of the merger agreement.

ISLANDS’ BOARD OF DIRECTORS RECOMMENDS SHAREHOLDER APPROVAL (PAGE 16)

Islands’ board of directors has determined that the merger is advisable and in the best interests of Islands and its shareholders and unanimously recommends that you vote “FOR” the approval and adoption of the merger agreement.

AMERIS’S DIVIDEND POLICY FOLLOWING THE MERGER (PAGE 37)

Ameris currently pays quarterly dividends of $0.14 per share of common stock. Ameris expects that it will continue to pay quarterly dividends, but it may change that policy based on business conditions, its financial condition or other factors. Islands is restricted under the merger agreement from paying dividends or making any distributions in respect of Islands common stock.

INTERESTS OF ISLANDS’ DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER (PAGE 45)

When considering the recommendation of Islands’ board of directors, you should be aware of potential conflicts of interest of, and the benefits available to, certain of Islands’ directors and executive officers. These directors and executive officers may be deemed to have interests in the merger that are different from, or in addition to, their interests as Islands shareholders generally. Islands’ board of directors was aware of these interests and considered them before approving the merger and the merger agreement.

COMPARATIVE RIGHTS OF SHAREHOLDERS (PAGE 59)

Ameris is incorporated under the laws of the State of Georgia and is subject to the Georgia Business Corporation Code and the Georgia Financial Institutions Code. Islands is incorporated under the laws of the State of South Carolina and is subject to the South Carolina Business Corporation Act of 1988 and South Carolina banking laws. Upon completion of the merger, the shareholders of Islands will become shareholders of Ameris, and the Articles of Incorporation and Bylaws of Ameris will govern their rights. Ameris’s Articles of Incorporation and Bylaws differ somewhat from Islands’ Articles of Incorporation and Bylaws.

EFFECT OF THE MERGER ON ISLANDS STOCK OPTIONS AND WARRANTS (PAGE 36)

Prior to the execution of the merger agreement, there were 40,869 outstanding options to purchase Islands common stock, which options had exercise prices of between $10.00 and $11.00 per share. Pursuant to the terms of the merger agreement, any option that is outstanding at the effective time of the merger will be cancelled in consideration of a cash payment to the option holder.

Prior to the execution of the merger agreement, there were 112,550 outstanding warrants to purchase Islands common stock, each of which had an exercise price of $10.00 per share. Pursuant to the terms of the merger agreement, each warrant holder may elect to receive either Ameris common stock or cash in exchange for all of his or her warrants. A warrant holder who does not properly provide an election notice for his or her warrants will have those warrants cancelled at the effective time of the merger in consideration of the issuance of Ameris common stock for 50% of the warrants and a cash payment for the remaining 50% of the warrants.

ACCOUNTING TREATMENT OF THE MERGER (PAGE 37)

We expect to account for the merger as a “purchase” transaction for accounting and financial reporting purposes under accounting principles generally accepted in the United States (“GAAP”).

EMPLOYEE BENEFITS OF ISLANDS EMPLOYEES AFTER THE MERGER (PAGE 36)

Ameris has agreed to offer to all current employees of Islands who become Ameris employees substantially the same employee benefits as those offered by Ameris to its employees in similar positions. Ameris will also give Islands employees full credit for their years of service with Islands for both eligibility and vesting.

CONDITIONS TO THE MERGER (PAGE 33)

We will complete the merger only if several conditions are satisfied, including the following:

•	at least two-thirds of Islands’ outstanding shares are voted in favor of the approval and adoption of the merger agreement;

•	the representations and warranties made by Ameris and Islands in the merger agreement are materially true and correct as of the effective date of the merger;

•	we receive all necessary regulatory approvals and any waiting periods required by law have passed; and

•	Islands’ counsel delivers an opinion that Islands shareholders will not recognize gain or loss for federal income tax purposes on the receipt of shares of Ameris common stock that they receive in the merger.

TERMINATION OF THE MERGER AGREEMENT (PAGE 34)

Notwithstanding the approval and adoption of the merger agreement by Islands shareholders at the special meeting, our boards of directors can jointly agree to terminate the merger agreement at any time. In addition, either party can terminate the merger agreement if:

•	we do not complete the merger by March 31, 2007;

•	the other party materially breaches any of the representations, warranties or covenants it made or obligations it has under the merger agreement and fails to cure the breach;

•	the conditions to completing the merger are not satisfied; or

•	any applicable regulatory agency denies approval of the merger.

AMERIS COMMON STOCK ISSUED IN THE MERGER TO BE LISTED ON NASDAQ (PAGE 36)

The shares of Ameris common stock to be issued in the merger will be listed on The Nasdaq Global Select Market under the symbol “ABCB.”

REQUIRED REGULATORY APPROVALS (PAGE 34)

We cannot complete the merger unless it is approved by the Federal Reserve Board, the Georgia Department of Banking and Finance and the South Carolina Board of Financial Institutions. Ameris has filed applications with these regulatory authorities for approval of the merger. Although we cannot be certain when or whether we will obtain the required regulatory approvals, we do not know of any reason why we should not obtain them in a timely manner.

COMPARATIVE MARKET PRICES OF COMMON STOCK (PAGE 9)

Ameris common stock is traded on The Nasdaq Global Select Market under the symbol “ABCB.” Islands common stock is not traded on any established market. On August 15, 2006, the last day prior to the public announcement of the merger, the last reported sale price per share of Ameris common stock on The Nasdaq Global Select Market was $26.60. The resulting equivalent pro forma price per share of Islands common stock would have been $22.50.

To the knowledge of Islands, the most recent sale of Islands common stock prior to the public announcement of the merger was on April 19, 2006, which was a sale of 100 shares for a purchase price of $12.00 per share. To the knowledge of Islands, there have been no sales since the announcement of the merger. There can be no assurance as to what the market price of the Ameris common stock will be if and when the merger is consummated.

DISSENTING SHAREHOLDERS’ RIGHTS (PAGE 42)

Islands shareholders may dissent from the merger and, upon following the requirements of South Carolina law, receive cash in the amount of the fair value of their Islands shares instead of the cash and shares of Ameris stock offered pursuant to the merger agreement.

Any Islands shareholder who wishes to exercise dissenters’ rights:

•	must file a written notice of intent to dissent prior to the vote;

•	must not vote in favor of the merger agreement; and

•	must strictly comply with the procedural requirements of South Carolina law.

A copy of the dissenters’ rights statutes is attached as APPENDIX B to this proxy statement/prospectus. We encourage you to read the statutes carefully and to consult with legal counsel if you desire to exercise your dissenters’ rights.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

We are providing the following information regarding Ameris to help you analyze the financial aspects of the merger. This information is based on and should be read in conjunction with, and is qualified in its entirety by, the historical financial information contained in annual and quarterly reports and other information Ameris has filed with the SEC. Information as of and for each of the quarters ended September 30, 2006 and 2005 with respect to Ameris is unaudited; however, in the opinion of management of Ameris, all adjustments, consisting solely of normal recurring accruals, considered necessary for the fair presentation of the results for the periods presented have been included in the reports filed by Ameris. Ameris’s results for the nine months ended September 30, 2006 are not necessarily indicative of the results of operations that may be expected for any other interim period or the year as a whole. The information has been adjusted to reflect all stock splits and stock dividends declared through the date of this proxy statement/prospectus. See the section entitled “Where You Can Get More Information” at page 65. Financial information relating to Islands may be found in the annual and quarterly reports Islands has filed with the SEC, including Islands’ Form 10-KSB for the year ended December 31, 2005, which is attached hereto as APPENDIX D, and Islands’ Form 10-QSB for the quarter ended September 30, 2006, which is attached hereto as APPENDIX E.

AMERIS BANCORP AND SUBSIDIARIES

(In Thousands, Except Per Share Data and Ratios)

	Nine Months Ended September 30,		Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Selected Balance Sheet Data:
Total assets	$1,945,904	$1,370,439	$1,697,209	$1,267,993	$1,169,111	$1,193,406	$1,177,953
Total loans	1,373,071	1,004,614	1,186,601	877,074	840,539	833,447	805,076
Total deposits	1,640,966	1,073,177	1,375,232	986,224	906,524	916,047	931,156
Investment securities	266,546	207,832	243,742	221,741	196,289	184,081	156,835
Shareholders’ equity	160,440	126,610	148,703	120,939	113,613	107,484	104,148

Selected Income Statement Data:
Interest income	89,587	56,647	79,539	64,365	64,479	71,347	72,913
Interest expense	37,625	18,643	26,934	19,375	22,141	28,240	34,928

Net interest income	51,962	38,004	52,605	44,990	42,338	43,107	37,985

Provision for loan losses	2,124	1,623	1,651	1,786	3,945	5,574	4,566
Other income	12,682	10,810	13,530	13,023	14,718	15,706	11,749
Other expenses	37,860	30,667	43,607	36,505	35,147	37,807	30,843

Income before tax	24,660	16,524	20,877	19,722	17,964	15,432	14,325
Income tax expense	8,291	5,519	7,149	6,621	5,954	5,077	4,692

Net income	16,369	11,005	13,728	13,101	12,010	10,355	9,633

Per Share Data:
Net income—basic	1.26	0.93	1.15	1.12	1.03	0.87	0.87
Net income—diluted	1.24	0.92	1.14	1.11	1.02	0.87	0.87
Book value	12.31	10.67	11.48	10.28	9.68	9.17	8.68
Tangible book value	8.58	8.30	7.64	7.84	7.76	7.16	6.57
Dividends	0.42	0.42	0.56	0.47	0.43	0.40	0.40

Profitability Ratios:
Net income to average total assets	1.85%	1.71%	1.04%	1.12%	1.04%	0.90%	1.00%
Net income to average stockholders equity	21.43%	17.75%	10.87%	11.19%	10.85%	9.81%	10.30%
Net interest margin	6.49%	6.41%	4.31%	4.15%	3.96%	4.07%	4.27%
Efficiency ratio	58.57%	62.82%	65.94%	62.93%	61.60%	64.28%	62.02%

Loan Quality Ratios:
Net charge-offs to total loans	0.07%	-0.03%	0.03%	0.22%	0.46%	0.68%	0.54%
Reserve for loan losses to total loans and OREO	1.74%	1.72%	1.88%	1.77%	1.78%	1.78%	1.85%
Non performing assets to total loans and OREO	0.73%	0.45%	0.90%	0.70%	0.95%	1.11%	1.67%
Reserve for loan losses to nonperforming loans	283.37%	437.65%	232.57%	274.70%	231.20%	196.64%	124.97%
Reserve for loan losses to total nonperforming assets	237.91%	383.32%	207.68%	253.32%	187.58%	160.74%	111.00%

Liquidity Ratios:
Loans to total deposits	83.67%	93.61%	86.28%	88.93%	92.72%	90.98%	86.46%
Loans to average earning assets	85.69%	84.71%	97.33%	80.91%	78.63%	78.76%	90.56%
Noninterest-bearing deposits to total deposits	13.83%	14.34%	14.60%	15.22%	15.63%	14.38%	13.48%

Capital Adequacy Ratios:
Common stockholders’ equity to total assets	8.25%	9.24%	8.76%	9.54%	9.72%	9.01%	8.84%
Average Total stockholders’ equity Average total assets	8.66%	9.62%	9.55%	9.98%	9.56%	9.17%	9.74%
Dividend payout ratio	33.33%	45.16%	48.70%	41.96%	41.75%	45.98%	45.98%

COMPARISON OF CERTAIN UNAUDITED PER SHARE DATA

The following tables present unaudited selected historical, pro forma combined and equivalent per share data, as if the merger had been consummated on the date indicated. The information is based on the historical financial statements of Ameris and Islands. The pro forma data does not purport to be indicative of the results of operations or the actual results that would have occurred had the merger been consummated at the beginning of the periods presented. The pro forma data gives effect to the merger based on numerous assumptions and estimates. If the merger is consummated as anticipated, then it will be accounted for as a purchase. The information presented below should be read in conjunction with, and is qualified in its entirety by, the historical financial information contained in annual and quarterly reports and other information Ameris and Islands have filed with the SEC, including the annual and quarterly reports of Islands attached to this proxy statement/prospectus as APPENDIX D and APPENDIX E.

	As of and for the Nine Months Ended September 30, 2006				As of and for the Year Ended December 31, 2005
	Ameris	Islands	Pro forma Combined	Equivalent Islands Amount Per Share(1)	Ameris	Islands	Pro forma Combined	Equivalent Islands Amount Per Share(1)
Net Income Per Common Share—Basic	$1.26	$0.55	$1.24	$1.05	$1.15	$0.83	$1.14	$0.96
Net Income Per Common Share—Diluted	$1.24	$0.52	$1.22	$1.03	$1.14	$0.80	$1.13	$0.96
Dividends Per Common Share	$0.42	—	$0.40	$0.34	$0.56	—	$0.51	$0.43
Book Value Per Common Share	$12.31	$9.60	$12.84	$10.86	$11.48	$7.84	$12.05	$10.19
Tangible Book Value Per Common Share	$8.58	$9.60	$8.42	$7.13	$7.64	$7.84	$7.57	$6.40

(1)	The equivalent share information for Islands in the above table is computed in the following manner: (a) 25% of the shares of Islands common stock (including shares with respect to which dissenters’ rights have been perfected) will be converted into cash; and (b) 75% of the shares of Islands common stock will be converted into shares of Ameris common stock (plus cash in lieu of any fractional shares) having a market value of $26.60 per share at an exchange ratio of .8459 shares of Ameris common stock for each share of Islands common stock.

COMPARATIVE STOCK PRICES

Ameris common stock is traded on The Nasdaq Global Select Market (a successor to the Nasdaq National Market) under the symbol “ABCB.” Islands common stock is not publicly traded. The following table sets forth, for the indicated periods, the high and low closing sale prices for Ameris common stock as reported by The Nasdaq Global Select Market. The stock prices do not include retail mark-ups, mark-downs or commissions. Ameris had a total of 2,254 shareholders of record as of November 2, 2006.

	Ameris Common Stock
	Closing Sales Prices
	High	Low
2006
Fourth Quarter (through November 2, 2006)	$29.39	$25.65
Third Quarter	$28.05	$21.20
Second Quarter	$23.40	$20.37
First Quarter	$23.29	$19.71
2005
Fourth Quarter	$20.93	$17.90
Third Quarter	$20.18	$17.91
Second Quarter	$19.01	$16.63
First Quarter	$18.96	$15.43
2004
Fourth Quarter	$18.31	$16.09
Third Quarter	$16.88	$14.05
Second Quarter	$17.13	$14.88
First Quarter	$16.38	$13.58

On August 15, 2006, the last day prior to the public announcement of Ameris’s proposed acquisition of Islands, the last reported sale price per share of Ameris common stock on The Nasdaq Global Select Market was $26.60, and the resulting equivalent pro forma price per share of Islands common stock was $22.50. On November 2, 2006, the latest practicable date prior to the mailing of this proxy statement/prospectus, the last reported sale price per share of Ameris common stock on The Nasdaq Global Select Market was $26.91, and the resulting equivalent pro forma price per share of Islands common stock was $22.76. The equivalent per share price of a share of Islands common stock at each specified date represents the last reported sale price of a share of Ameris common stock on such date multiplied by an assumed exchange ratio of approximately 0.8459 shares of Ameris common stock, plus $4,163,962.50 in cash exclusive of any withholdings (if the tangible capital of Islands is at least $6,150,000) or $4,117,696.20 in cash exclusive of any withholdings (if the tangible capital of Islands is less than $6,150,000 but at least $6,000,000). The market price of Ameris common stock at the effective time of the merger may be higher or lower than the market price at the time the merger proposal was announced, at the time the merger agreement was executed, at the time the mailing of this proxy statement/prospectus or at the time of the special meeting. Islands shareholders are not assured of receiving any specific market value of Ameris common stock at the effective time of the merger, and such value may be more or less than the current value of Ameris common stock.

There is no established public market for the Islands common stock. To the knowledge of Islands, the most recent trade of Islands common stock prior to August 15, 2006, the last day prior to the public announcement of Ameris’s proposed acquisition of Islands, was the sale of 100 shares on April 19, 2006, at $12.00 per share. To the knowledge of Islands, there have been no trades of Islands common stock since the announcement of the merger.

The information regarding Islands common stock is provided for informational purposes only and, due to the absence of an active market for Islands common stock, you should not view it as indicative of the actual or market value of Islands common stock.

DIVIDENDS

The holders of Ameris common stock are entitled to receive dividends when and if declared by Ameris’s board of directors out of funds legally available therefor. Although Ameris currently intends to continue to pay quarterly cash dividends on Ameris common stock, there is no assurance that Ameris’s dividend policy will remain unchanged after completion of the merger. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital and reserve requirements, and the consideration by Ameris’s board of directors of other relevant factors.

Ameris is a legal entity separate and distinct from its subsidiaries and its revenues depend in significant part on the payment of dividends from its subsidiary institutions. Ameris’s subsidiary depository institutions are subject to certain legal restrictions on the amount of dividends they are permitted to pay. See the section entitled “Supervision and Regulation—Payment of Dividends” at page 49. These restrictions may limit Ameris’s ability to pay dividends to its shareholders. As of November 9, 2006, Ameris does not believe these restrictions will impair Ameris’s ability to declare and pay its routine and customary dividends.

The holders of Islands common stock are entitled to receive such dividends or distributions as Islands’ board of directors may declare out of funds legally available for such payments. The payment of distributions by Islands is subject to the restrictions of South Carolina law applicable to the declaration of distributions by a business corporation. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy claims upon dissolution of shareholders who have preferential rights superior to the rights of the holders of its common stock.

The ability of Islands to pay distributions is affected by the ability of its subsidiary banks to pay dividends. The ability of Islands’ subsidiary banks, as well as of Islands, to pay dividends in the future is influenced by bank regulatory requirements and capital guidelines. Islands is restricted under the merger agreement from paying dividends or making any distributions in respect of Islands common stock.

The following table sets forth cash dividends declared per share of Ameris common stock, as adjusted for Ameris’s 6-for-5 stock split effective March 15, 2006, and Islands common stock for the periods indicated.

	Ameris Quarterly Cash Dividends Declared Per Share	Islands Quarterly Cash Dividends Declared Per Share
YEAR ENDING DECEMBER 31, 2006
Third Quarter	$0.14	$—
Second Quarter	$0.14	$—
First Quarter	$0.14	$—

Total	$0.42	$—

YEAR ENDED DECEMBER 31, 2005
Fourth Quarter	$0.14	$—
Third Quarter	$0.14	$—
Second Quarter	$0.14	$—
First Quarter	$0.14	$—

Total	$0.56	$—

YEAR ENDED DECEMBER 31, 2004
Fourth Quarter	$0.12	$—
Third Quarter	$0.12	$—
Second Quarter	$0.12	$—
First Quarter	$0.12	$—

Total	$0.48	$—

RISK FACTORS

In addition to the other information contained or incorporated by reference in this proxy statement/prospectus, we urge you to consider the following factors before deciding how to vote on the approval and adoption of the merger agreement.

RISKS ASSOCIATED WITH THE MERGER

You will not know the exact mix of consideration you will receive and might not be able to exchange your Islands common stock without recognizing gain for federal income tax purposes.

The consideration to be received by Islands shareholders in the merger is subject to proration. If you elect to receive all of the merger consideration in shares of Ameris common stock and the all-stock election is oversubscribed, then you will receive a portion of the merger consideration in cash. Similarly, if you elect to receive all of the merger consideration in cash and all the all-cash election is oversubscribed, then you will receive a portion of the merger consideration in shares of Ameris common stock. Accordingly, you may not receive exactly the type of consideration you elect to receive in the merger, which could result in, among other things, tax consequences that differ from those that would have resulted if you had received the form of consideration that you elected (including the potential recognition of gain for federal income tax purposes if you receive cash). A discussion of the proration mechanism can be found under the section entitled “Terms of the Merger—Merger Consideration” at page 30, and a discussion of the material federal income tax consequences of the merger can be found under the section entitled “Federal Income Tax Consequences of the Merger” at page 39.

Because the market price of Ameris common stock may fluctuate, you cannot be sure of the market value of the common stock that you will receive in the merger.

Upon completion of the merger, the issued and outstanding shares of Islands common stock will be converted into the right to receive a combination of cash and shares of Ameris common stock pursuant to the terms of the merger agreement. The value of the portion of the merger consideration that will be paid in shares of Ameris common stock will be determined based on the average closing price of Ameris common stock during the trading period. The market price of Ameris common stock will likely be different, and may be lower, than this average on the date that this proxy statement/prospectus is mailed to you, or the date of the special meeting, and on the date you receive your shares of Ameris common stock. Differences in Ameris’s stock price may result from a variety of factors, including general market and economic conditions, changes in Ameris’s business, operations and prospects, and regulatory considerations. Many of these factors are beyond Ameris’s control.

The market value of the Ameris common stock received by you in the merger may change based upon the average closing price of Ameris common stock.

If the average closing price of Ameris common stock during the trading period is between $21.00 and $28.00 per share, then the market value of the Ameris common stock to be received by Islands shareholders in the merger will equal the per share purchase price measured as of the trading period. If the average closing price of Ameris common stock during the trading period is higher than $28.00 per share, then the value of the Ameris common stock you will receive for each share of Islands common stock will be greater than the per share purchase price measured as of the trading period. If the average closing price of the Ameris common stock during the trading period is less than $21.00 per share, then Islands and Ameris will each have the right to terminate the merger agreement. If neither party elects to terminate, then Ameris, in its discretion, will either issue additional shares of Ameris common stock to you or pay additional cash to you so that you will receive value equal to the per share purchase price. If the average closing price of the Ameris common stock during the trading period is less than $21.00 per share and neither Islands nor Ameris exercises its right of termination, then the value of the Ameris common stock you will receive for each share of Islands common stock will be less than the per share purchase price measured as of the trading period.

Combining our two companies may be more difficult, costly or time-consuming than we expect.

Ameris and Islands have operated and, until completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees or disruption of each company’s ongoing business or inconsistencies in standards, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. If we have difficulties with the integration process, then we might not achieve the economic benefits we expect to result from the merger. As with any merger of banking institutions, there also may be business disruptions that cause us to lose customers or cause customers to take their deposits out of our banks and move their business to other financial institutions.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated.

The merger must be approved by the Federal Reserve Board, the Georgia Department of Banking and Finance and the South Carolina Board of Financial Institutions. These regulatory authorities will consider, among other factors, the competitive impact of the merger, our financial and managerial resources and the convenience and needs of the communities to be served. As part of that consideration, we expect that the Federal Reserve Board, the Georgia Department of Banking and Finance and the South Carolina Board of Financial Institutions will review capital position, safety and soundness, legal and regulatory compliance and Community Reinvestment Act matters. There is no assurance as to whether these regulatory approvals will be received, the timing of such approvals or whether any conditions will be imposed in connection with such approvals.

The market price of Ameris common stock after the merger may be affected by factors different from those affecting Islands common stock currently.

The businesses of Ameris and Islands differ in certain respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock after the merger may be affected by factors different from those currently affecting the independent results of operations of each of Ameris and Islands. For a discussion of the businesses of Ameris and Islands and of certain factors to consider in connection with those businesses, see the sections entitled “Information About Ameris” at page 54 and “Information About Islands” at page 55 and the documents that Ameris has filed with the SEC.

The merger agreement limits Islands’ ability to pursue alternatives to the merger.

The merger agreement contains provisions that limit Islands’ ability to discuss competing third-party proposals to acquire all or a significant part of Islands or its subsidiary banks. In addition, Islands has agreed to pay Ameris a fee of $500,000 if the transaction is terminated because Islands decides to pursue another acquisition transaction. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Islands from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Islands than it might otherwise have proposed to pay.

Certain directors and executive officers of Islands have interests in the merger other than their interests as shareholders.

Certain directors and executive officers of Islands have interests in the merger other than their interests as shareholders. Islands’ board of directors was aware of these interests at the time it approved the merger. These interests may cause Islands’ directors and executive officers to view the merger proposal differently than you may view it. See the section entitled “Interests of Islands’ Directors and Executive Officers in the Merger” at page 45.

The trading volume in Ameris common stock has been relatively low.

The trading volume in Ameris common stock on The Nasdaq Global Select Market has been relatively low when compared with larger companies listed on The Nasdaq Global Select Market or other stock exchanges. We cannot say with any certainty that a more active and liquid trading market for Ameris common stock will develop. Because of this, it may be more difficult for you to sell a substantial number of shares for the same price at which you could sell a smaller number of shares.

You will have less influence as a shareholder of Ameris than you have as a shareholder of Islands.

Depending upon the average closing price of the Ameris common stock during the trading period, existing Islands shareholders will own between approximately 3.3% and 4.4% of the total outstanding shares of Ameris common stock following the merger. If the merger occurs, then each Islands shareholder who receives Ameris common stock will become a shareholder of Ameris with a percentage ownership of the combined company much smaller than such shareholder’s percentage interest of Islands and, accordingly, will have less influence on the management and policies of Ameris than such shareholder now has on the management and policies of Islands.

The fairness opinion obtained by Islands will not reflect changes in circumstances between the signing of the merger agreement and the effective date of the merger.

Islands has not obtained an updated opinion as of the date of this document from its financial adviser. Changes in the operations and prospects of Islands, general market and economic conditions and other factors which may be beyond the control of Islands, and on which the fairness opinion was based, may alter the value of Islands or the prices of shares of Islands common stock and shares of Ameris common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. For a description of the opinion that Islands received from its financial advisor, see the section entitled “Opinion of Financial Advisor to Islands” at page 22.

RISKS ASSOCIATED WITH AMERIS

Changes in interest rates could have an adverse effect on Ameris’s income.

The combined company’s profitability depends to a large extent upon its net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Ameris’s net interest income will be adversely affected if market interest rates change such that the interest the combined company has to pay on deposits and borrowings increases faster than the interest it earns on loans and investments. See the section entitled “Supervision and Regulation-Fiscal and Monetary Policy” at page 53.

Competition in the banking industry is intense.

Competition in the banking and financial services industry is intense. In their primary market areas, Ameris’s subsidiary banks compete with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater resources and lending limits than Ameris’s subsidiary banks and may offer certain services that Ameris’s subsidiary banks do not or cannot provide. The profitability of Ameris depends upon the continued ability of its subsidiary banks to compete in their market areas.

Ameris’s Articles of Incorporation and Bylaws may prevent or delay a takeover by another company.

Ameris’s Articles of Incorporation permit Ameris’s board of directors to issue preferred stock without shareowner action. The ability to issue preferred stock could discourage a company from attempting to obtain control of Ameris by means of a tender offer, merger, proxy contest or otherwise. Additionally, Ameris’s Articles of Incorporation and Bylaws divide Ameris’s board of directors into three classes, as nearly equal in size as possible, with staggered three-year terms. One class is elected each year. The classification of Ameris’s board of directors could make it more difficult for a company to acquire control of Ameris. Ameris is also subject to certain provisions of the Georgia Business Corporation Code and Ameris’s Articles of Incorporation which relate to business combinations with interested shareholders.

Success of Ameris depends upon local economic conditions.

Ameris’s success is dependent to a certain extent upon the general economic conditions in the geographic markets served by Ameris’s subsidiary banks, primarily including south central and southwestern Georgia, southeastern Alabama, north central Florida and the immediate surrounding areas. Adverse changes in the geographic markets that Ameris’s subsidiary banks serve would likely impair their ability to collect loans and could otherwise have a negative effect on the financial condition of Ameris. Examples of potential unfavorable changes in economic conditions which could affect south central and southwestern Georgia, southeastern Alabama and north central Florida include, among other things, the adverse effects of weather on agricultural production and a substantial decline in agricultural commodity prices.

Ameris and its subsidiary banks operate in a regulated environment.

Bank holding companies and banks operate in a highly regulated environment and are subject to the supervision and examination by several federal and state regulatory agencies. Ameris is subject to The Bank Holding Company Act of 1956 and to regulation and supervision by the Federal Reserve Board. Ameris’s subsidiary banks are also subject to the regulation and supervision of the Federal Deposit Insurance Corporation (the “FDIC”), the Georgia Department of Banking and Finance and the Florida Department of Banking and Finance. Federal and state laws and regulations govern matters ranging from the regulation of certain debt obligations, changes in control of bank holding companies and the maintenance of adequate capital for the general business operations and financial condition of Ameris’s subsidiary banks, including permissible types, amounts and terms of loans and investments, the amount of reserves against deposits, restrictions on dividends, establishment of branch offices, and the maximum rate of interest that may be charged by law. The Federal Reserve Board also possesses cease and desist powers over bank holding companies to prevent or remedy unsafe or unsound practices or violations of law. These and other restrictions limit the manner by which Ameris and its subsidiary banks may conduct their businesses and obtain financing. Furthermore, the commercial banking business is affected not only by general economic conditions but also by the monetary policies of the Federal Reserve Board. These monetary policies have had, and are expected to continue to have, significant effects on the operating results of commercial banks. Changes in monetary or legislative policies may affect the ability of Ameris’s subsidiary banks to attract deposits and make loans.

ISLANDS SPECIAL SHAREHOLDERS’ MEETING

DATE, TIME AND PLACE

The special meeting of shareholders of Islands will be held at Islands’ offices located at 2348 Boundary Street, Beaufort, South Carolina 29902 at 5:00 p.m., local time, on December 20, 2006.

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

At the special meeting, holders of Islands stock will be asked to consider and vote upon the approval and adoption of the merger agreement. Islands shareholders may also consider such other matters as may properly be brought before the special meeting and may be asked to vote on a proposal to adjourn or postpone the special meeting, which could be used to allow more time for soliciting additional votes to approve and adopt the merger agreement.

Islands’ board of directors has approved the merger agreement and recommends a vote “for” approval and adoption of the merger agreement.

RECORD DATE; SHARES OUTSTANDING; QUORUM

Only shareholders of record of Islands common stock at the close of business on November 3, 2006 will be entitled to notice of, and to vote at, the special meeting. On November 3, 2006, Islands had outstanding 740,260 shares of Islands common stock. There is no other class of Islands common stock outstanding. Each share of Islands common stock entitles the holder to one vote. The presence at the Islands special meeting, in person or by proxy, of shareholders entitled to cast a majority of all the votes entitled to be cast at the special meeting will constitute a quorum. There must be a quorum present in order for the vote on the merger agreement.

VOTE REQUIRED

The approval and adoption of the merger agreement will require the affirmative vote of at least two-thirds of the outstanding shares of Islands (i.e., at least 493,507 shares). Approval of the adjournment of the special meeting requires the affirmative vote of a majority of the shares represented at the special meeting, whether or not a quorum is present. As of the record date for the special meeting, all of Islands’ directors, who together beneficially owned 251,618 shares as of the record date, or approximately 34.0% of the outstanding Islands common stock, have granted to Ameris an irrevocable proxy to vote their Islands common stock in favor of the approval and adoption of the merger agreement.

VOTING OF PROXIES

All executed proxies received at or prior to the special meeting will be voted at the meeting in the manner specified, unless the proxy is revoked prior to the vote. Properly executed proxies that do not contain voting instructions will be voted “FOR” the approval and adoption of the merger agreement.

It is not expected that any other matter will be brought before the special meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their best judgment with respect to such matters.

If a quorum is not obtained, the special meeting may be adjourned for the purpose of obtaining additional proxies. At any reconvening of the meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the meeting (except for any proxies which have been revoked or withdrawn).

EFFECT OF ABSTENTIONS AND BROKER NON-VOTES

You may abstain from voting on the approval and adoption of the merger agreement. Abstentions will be considered shares present and entitled to vote at the special meeting but will not be counted as votes cast at the meeting. Broker non-votes with respect to the merger agreement also will not be counted as votes cast at the meeting.

Because the approval and adoption of the merger agreement requires the affirmative vote of at least two-thirds of all shares entitled to vote at the special meeting, abstentions by Islands shareholders and broker non-votes will have the same effect as votes against the merger agreement. Accordingly, you are urged to complete, date and sign the accompanying form of proxy card and return it promptly in the enclosed postage-paid envelope.

REVOCABILITY OF PROXIES

The grant of a proxy on the enclosed Islands form does not preclude you from voting in person or otherwise revoking a proxy. You may revoke a proxy at any time prior to its exercise by:

•	filing with the secretary of Islands a duly executed revocation of proxy;

•	submitting a duly executed proxy bearing a later date; or

•	appearing at the special meeting and voting in person at the meeting.

Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communications with respect to the revocation of proxies should be addressed to: D. Martin Goodman, Islands Bancorp, 2348 Boundary Street, Beaufort, South Carolina 29902.

SOLICITATION OF PROXIES

Islands will bear the cost of the solicitation of proxies from its shareholders, and Ameris and Islands will each bear one-half of the costs associated with printing and mailing of this proxy statement/prospectus. In addition to solicitation by mail, the directors, officers and employees of Islands may solicit proxies from Islands shareholders by telephone or telegram or in person without compensation other than reimbursement of their actual and reasonable expenses. Islands will reimburse any custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection with forwarding proxy solicitation material to beneficial owners of the stock they hold.

OTHER BUSINESS

Islands’ board of directors knows of no other matters to be brought before the special meeting. However, if other matters should come before the special meeting, it is the intention of the persons named in the enclosed form of proxy to vote the proxy in accordance with their judgment of what is in the best interest of Islands.

You should not send stock certificates with your proxy cards. As described below under the section entitled “Exchange of Islands Stock Certificates” at page 29, you will be sent materials for exchanging your shares of Islands under separate cover prior to the special meeting.

THE MERGER

The following information summarizes information pertaining to the merger. The descriptions of the terms and conditions of the merger, the merger agreement and any related documents in this proxy statement/prospectus are not complete and are qualified in their entirety by the more detailed appendices to this proxy statement/prospectus which are incorporated by reference, including the merger agreement attached as APPENDIX A. We urge you to read the appendices in their entirety.

OVERVIEW

If the Islands shareholders approve and adopt the merger agreement and the other conditions to the consummation of the merger are satisfied, Ameris will acquire Islands pursuant to the merger of Islands with and into Ameris. Ameris will exchange cash and shares of its common stock, plus cash instead of any fractional share, for each outstanding share of Islands common stock as to which appraisal rights have not been exercised and perfected (other than treasury shares and shares held by Ameris or Islands or their subsidiaries, all of which will be cancelled in the merger). Each share of Ameris common stock issued and outstanding immediately prior to the effective time of the merger will remain issued and outstanding and unchanged as a result of the merger.

BACKGROUND OF THE MERGER

In exercising their fiduciary responsibilities to shareholders, Islands’ management and board of directors regularly assess the local banking industry, including the regulatory and competitive environment for banking services. In assessing the environment, Islands’ management and board of directors endeavor to implement strategies to maximize shareholder wealth.

In August 2005, Islands’ board of directors decided not to renew the employment agreement of then-chief executive officer William B. Gossett, and in November 2005, Mr. Gossett’s employment agreement was terminated.

Beginning in late August 2005, Islands began receiving unsolicited expressions of interest from other financial institutions. As a result, the board of directors engaged Howe Barnes to provide a thorough analysis of all of Islands’ strategic alternatives. In conducting its analysis of the report from Howe Barnes, the board of directors carefully considered the expressions of interest that it received in light of current market conditions and Islands’ prospects for creating future shareholder value by implementing its growth strategy. After concluding its analysis, the board determined that it was in the best interests of Islands’ shareholders to remain an independent institution and to pursue Islands’ growth strategy. The board informed Islands’ shareholders of its decision by letter dated December 27, 2005.

After not renewing Mr. Gossett’s contract and after reaching the decision to remain an independent institution, Islands’ board of directors interviewed several candidates for the president and chief executive officer position. The position remained open for several months, and during this period, Howe Barnes continued to receive unsolicited expressions of interest to purchase the company. As a result, the board of directors determined that it would be in the best interests of Islands’ shareholders to revisit Islands’ strategic alternatives and directed Howe Barnes to evaluate the expressions of interest.

During the second quarter of 2006, Islands’ executives met with the management team of Ameris for the purpose assessing the merits of combining the respective organizations. During July 2006, Islands also held multiple meetings with the management of Ameris.

In July and August 2006, Howe Barnes discussed the terms of a potential merger of Islands with Ameris. Ameris expressed its preliminary indication of interest utilizing 75% stock and 25% cash. Howe Barnes and Islands considered the Ameris offer as well as the timing and expectation of offers from other interested parties.

Islands discussed its obligations to give due consideration to all relevant factors, including the short-term and long-term interests of Islands’ employees, customers, shareholders and other constituents. After extensive negotiation, the parties agreed on a purchase price of either $22.25 or $22.50 per share for each share of Islands common stock, with the actual purchase price dependent upon the tangible capital of Islands.

On August 15, 2006, the Islands board of directors met to evaluate and discuss the proposed definitive merger agreement between Islands and Ameris. Howe Barnes furnished the Islands board of directors its oral opinion (subsequently confirmed in writing) that, as of the date of its opinion and based upon and subject to the considerations described in its opinion and other matters that Howe Barnes considered relevant, the proposed merger consideration was fair, from a financial point of view, to holders of Islands common stock. Powell Goldstein LLP, legal counsel to Islands, discussed with the Islands board of directors the legal standards applicable to its decisions and actions with respect to the proposed transactions and reviewed the legal terms of the proposed merger and the related agreements.

Following review and discussion, the Islands board of directors voted to approve the definitive merger agreement with Ameris at the meeting held on August 15, 2006. Islands and Ameris, together with their counsel, finalized, executed and delivered the definitive agreements for the transaction on that date.

The board of directors of Islands believes the merger is in the best interests of its shareholders because the merger will permit them to exchange their ownership in Islands for an equity interest in Ameris, which has greater financial resources and a larger shareholder base than Islands. The board of directors of Islands also believes that the terms of the merger, including the basis of exchange of Ameris common stock for Islands common stock, which was determined through arms-length negotiations between Ameris and Islands, are fair and equitable and take into account the relative earning power of Ameris and Islands, historic and anticipated operations, the economies of scale to be achieved through the merger, the trading prices and liquidity of the shares of the respective companies and other pertinent factors.

The board of directors of Islands believes that in the current regulatory and competitive environment, larger organizations with greater economies of scale, including the ability to spread largely fixed costs over a larger revenue base and the ability to attract management talent able to compete in a more sophisticated financial services environment, will be more successful than smaller organizations. Management of Ameris and Islands believe that there is a future for community banks in the banking industry, but that community banks will be required to achieve a critical size to maintain above-average economic performance.

REASONS FOR THE MERGER

AMERIS’S REASONS FOR THE MERGER

In deciding whether to enter into the merger agreement, Ameris’s board of directors, with the assistance of its outside advisors, considered a number of factors, including the following:

•	the financial condition, operating results, current business and future prospects of Ameris and Islands;

•	a comparison of the terms of the proposed merger with comparable transactions, both in the southeastern United States and elsewhere;

•	the quality of Islands’ management and its extensive experience in the coastal South Carolina market;

•	the fact that the merger provides Ameris with a natural extension of its coastal Georgia presence; and

•	the complementary nature of the business of Ameris and Islands, particularly each organization’s emphasis on traditional community banking.

In approving the transaction, Ameris’s board of directors did not specifically identify any one factor or group of factors as being more significant than any other factor in the decision making process, although individual directors may have given one or more factors more weight than other factors.

ISLANDS’ REASONS FOR THE MERGER

Islands’ board of directors, with the assistance of its outside advisors, evaluated the financial, legal and market considerations bearing on the decision to recommend the merger. The terms of the merger, including the aggregate merger consideration to be received for the shares of Islands common stock, resulted from arm’s-length negotiations between representatives of Islands and Ameris. In reaching its conclusion that the merger agreement is in the best interest of Islands and its shareholders, Islands’ board of directors considered, without assigning any relative or specific values, a number of factors, including the following:

•	alternatives to the merger, including continuing to operate Islands on a stand-alone basis, considering the breadth of its product line, economic conditions and the prospects for community banking and competition in the financial services area;

•	the merger consideration to be received in the proposed merger, including the fact that although the cash received generally will be taxable, the Islands shareholders are not expected to recognize any gain or loss for federal income tax purposes on the receipt of any Ameris common stock in the merger;

•	a comparison of the terms of the proposed merger with comparable transactions, both in the southeastern United States and elsewhere;

•	information concerning the business, financial condition, results of operations and prospects of Islands and Ameris;

•	competitive factors and trends toward consolidation in the banking industry;

•	the regulatory environment for financial institutions generally; and

•	the opinion rendered by Howe Barnes to Islands’ board of directors that, as of the date of the merger agreement, the merger consideration to be received in the proposed merger was fair, from a financial point of view, to the holders of Islands common stock.

Islands’ board of directors believes that by becoming part of a larger organization with greater resources, Islands will be able to serve its customers and communities better and to provide services that will be competitive in the combined company’s market and elsewhere. Similarly, a larger organization will be able to provide greater career opportunities for Islands’ employees.

Islands’ board of directors also considered the separate agreements and benefits proposed for employees and management and concluded that those terms were reasonable. See the section entitled “Interests of Islands’ Directors and Executive Officers in the Merger” at page 45.

The foregoing discussion of the information and factors considered by Islands’ board of directors is not intended to be exhaustive. Islands’ board of directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given different weights to different factors. Islands’ board of directors collectively made its determination with respect to the merger based on the conclusion reached by its members, in light of the factors that each of them considered appropriate, that the merger is in the best interest of Islands’ shareholders.

Islands’ board of directors believes that the terms of the merger are in the best interest of Islands and its shareholders and has approved the merger agreement. Islands’ board of directors recommends that the shareholders of Islands approve and adopt the merger agreement.

OPINION OF FINANCIAL ADVISOR TO ISLANDS

INTRODUCTION

We retained Howe Barnes to act as our financial advisor in connection with analyzing our strategic alternatives, including a possible merger and related matters. As part of its engagement, Howe Barnes agreed, if requested by us in connection with a possible merger, to render an opinion with respect to the fairness, from a financial point of view, to the holders of our common stock, of the merger consideration. As used in this section, the merger consideration for each share of Islands common stock is $22.50 unless the tangible capital of Islands at closing is less than $6,150,000 but greater than or equal to $6,000,000, in which case it will be $22.25. Howe Barnes is regularly engaged in evaluations of businesses and their securities and in advising financial institutions and other companies with regard to mergers and acquisitions. We selected Howe Barnes as our financial advisor based upon Howe Barnes’ qualifications, expertise and reputation in that capacity.

Howe Barnes delivered to our board its written opinion dated August 15, 2006 that, based upon and subject to the assumptions and limitations described in the opinion, the per share purchase price to be paid to our shareholders was fair, from a financial point of view, as of the date of the opinion. No limitations were imposed by us on Howe Barnes with respect to the investigations made or the procedures followed in rendering its opinion. On July 31, 2006, Howe Barnes completed its merger with Hoefer & Arnett, Inc. and is now known as Howe Barnes Hoefer & Arnett, Inc.

The full text of Howe Barnes’ written opinion to our board, dated August 15, 2006, which sets forth the assumptions made, matters considered and extent of review by Howe Barnes, is attached as APPENDIX C and is incorporated herein by reference. You should read the fairness opinion carefully and in its entirety. The following summary of Howe Barnes’ opinion is qualified in its entirety by reference to the full text of the opinion. Howe Barnes’ opinion is directed to our board and does not constitute a recommendation to any shareholder of Islands as to how a shareholder should vote with regard to the merger at the special meeting described in this proxy statement/prospectus. The opinion addresses only the financial fairness of the consideration to be received by the holders of our common stock. The opinion does not address the relative merits of the merger or any alternatives to the merger, the underlying decision of our board to approve or proceed with or effect the merger, or any other aspect of the merger.

Howe Barnes, in connection with rendering its opinion:

•	participated in discussions with representatives of Islands and Ameris concerning Islands’ and Ameris’ financial condition, businesses, assets, earnings, prospects, and such senior management’s views as to its future financial performance;

•	reviewed the terms of the merger agreement;

•	reviewed certain financial statements, both audited (where available) and unaudited, and related financial information of Islands, including its audited financial statements for the three years ended December 31, 2005, 2004 and 2003, unaudited financial statements for the quarters ended June 30, 2006 and March 31, 2006, as well as other internally and externally generated reports and documents;

•	reviewed certain financial statements, both audited (where available) and unaudited, and related financial information of Ameris, including its audited financial statements for the three years ended December 31, 2005, 2004 and 2003 and unaudited financial statements for the quarters ended June 30, 2006 and March 31, 2006, as well as other internally and externally generated reports and documents;

•	reviewed certain financial forecasts and projections of Islands and Ameris, prepared by their respective management teams;

•	reviewed historical trading activity of Ameris common stock; and

•	reviewed certain of the financial terms, to the extent publicly available, of certain recent business combinations involving other financial institutions.

The written opinion provided by Howe Barnes, dated as of August 15, 2006, was necessarily based upon economic, monetary, financial market, and other relevant conditions as of the date the opinion was rendered. Accordingly, it was understood that although subsequent developments may affect its opinion, Howe Barnes does not have any obligation to further update, revise or reaffirm its opinion.

In connection with its review and arriving at its opinion, with the consent of our board, Howe Barnes assumed and relied upon the accuracy and completeness of the financial information and other pertinent information provided by us and Ameris to Howe Barnes for purposes of rendering its opinion. Howe Barnes did not assume any obligation to independently verify any of the information listed above, including, without limitation, information from published sources, as being complete and accurate. With regard to the financial information, including financial projections it received from us, as well as projections of cost savings, Howe Barnes assumed that this information reflects the best available estimates and good faith judgments of management as to our future performance and that the projections provided a reasonable basis upon which Howe Barnes could formulate its opinion. We do not publicly disclose internal management forecasts or projections of the type utilized by Howe Barnes in connection with Howe Barnes’ role as our financial advisor, and those forecasts and projections were not prepared with a view towards public disclosure. The forecasts and projections were based upon numerous variables and assumptions that are inherently uncertain, including, among others, factors relative to the general economic and competitive conditions we face. Accordingly, actual results could vary significantly from those set forth in the forecasts and projections.

Howe Barnes does not purport to be an expert in the evaluation of loan portfolios or the allowance for loan losses with respect to loan portfolios and, accordingly, assumes that our allowances are adequate to cover any losses. In addition, Howe Barnes has not reviewed and does not assume any responsibility for any individual credit files and did not make an independent evaluation, appraisal or physical inspection of the assets or liabilities, contingent or otherwise, or our individual properties, nor was Howe Barnes provided with any such appraisals. In addition, for purposes of rendering its written opinion, Howe Barnes assumed that (i) the merger will be consummated in accordance with the terms set forth in the merger agreement, without any waiver of any of its material terms or conditions, and that obtaining the necessary regulatory approvals for the merger will not have an adverse effect on either separate institution or the combined entity, and (ii) the merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations. In addition, for purposes of its written opinion, Howe Barnes relied on advice of counsel and independent accountants to Islands and Ameris as to all legal and financial reporting matters with respect to Islands and Ameris, the merger and the merger agreement. No opinion was expressed by Howe Barnes as to whether any alternative transaction might produce consideration for the holders of our common stock in an amount in excess of that contemplated in the merger. In certain analyses described below that involve our per share data, Howe Barnes adjusted the data for the dilutive effects of stock options and warrants using the treasury method.

In connection with rendering its opinion to our board, Howe Barnes performed a variety of financial and comparative analyses, which are briefly summarized below. Such a summary of those analyses does not purport to be a complete description of the analyses performed by Howe Barnes. Moreover, Howe Barnes believes that the analyses must be considered as a whole and that selecting portions of the analyses and the factors considered, including information presented in tabular form, without considering all of the analyses and factors, could create an incomplete understanding of the process underlying the analyses and, more importantly, a misleading or incomplete view of the written opinion as to fairness from a financial point of view that is based on those analyses. The preparation of a financial advisor’s opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or a summary description of such analyses. In its full analysis, Howe Barnes also included assumptions with respect to general economic, financial market, and other financial conditions. Furthermore, Howe Barnes drew from its past experience in similar transactions, as well as its experience in the valuation of securities and its general knowledge of the banking industry as a whole. Any estimates in Howe Barnes’ analyses are not necessarily indicative of actual future results or values, which may significantly diverge more or less favorably from those estimates. Estimates of company valuations do not purport to be appraisals or to necessarily reflect the prices at which companies or their respective securities actually may be sold. None of the individual analyses performed by Howe Barnes were assigned a greater significance by Howe Barnes than any other in forming its written opinion.

BANK MERGER MARKET OVERVIEW

In rendering its opinion, Howe Barnes reviewed certain pricing trends in the broader bank merger market. Howe Barnes analyzed the pricing for bank mergers on a historical basis distinguishing between banks with less than $100 million in assets and banks with greater than $100 million in assets. The table below shows the pricing ratios reviewed by Howe Barnes:

	Price/Tangible Book Value		Price/ LTM Earnings(2)
Year	Banks < $100MM in Assets	Banks > $100MM in Assets	Banks < $100MM in Assets	Banks > $100MM in Assets
1996	175%	208%	16.0x	17.3x
1997	187%	254%	17.6x	20.7x
1998	222%	312%	21.1x	23.7x
1999	185%	272%	21.6x	21.8x
2000	167%	249%	20.4x	19.5x
2001	152%	211%	26.0x	18.9x
2002	153%	226%	26.0x	21.5x
2003	176%	256%	28.1x	23.1x
2004	171%	258%	31.2x	24.8x
2005	179%	258%	34.2x	23.6x
2006 YTD(1)	195%	265%	30.8x	23.5x

Source: SNL Financial, LC

(1)	Year to date as of June 27, 2006
(2)	LTM = last twelve months

Howe Barnes noted that banks with less than $100 million in assets have consistently sold for lower multiples of tangible book value than banks with greater than $100 million in assets. Additionally, Howe Barnes demonstrated that since 2001 banks with less than $100 million in assets have sold for higher multiples of trailing earnings than banks with greater than $100 million assets.

Howe Barnes compared the pricing for Islands with several broad peer groups of transactions with similar characteristics to Islands. These broad peer groups are bank transactions announced twelve months prior to and included June 23, 2006.

Broad Peer Group:	Price/Book Value	Price/Tangible Book Value	Price/ Reported Earnings	Tangible Book Value Premium/ Core Deposits(2)
All U.S.	225%	238%	22.3x	18.1%
Southeast	251%	275%	19.9x	22.2%
Assets $50 to $100 million	201%	204%	18.7x	16.8%
Deal value $10 to $25 million	185%	191%	19.5x	13.7%
ROA 0.75% to 1.00%	246%	247%	25.5x	19.5%
ROE 9.0% to 12.0%	224%	230%	22.1x	14.8%
Islands(1)	273%	273%	35.1x	26.3%

Source: SNL Financial, LC

(1)	Based on a price of $22.50 per share.
(2)	Premium over tangible book value as a percentage of core deposits (total deposits less time deposits of $100,000 or more).

COMPARABLE TRANSACTION ANALYSIS

In rendering its opinion, Howe Barnes analyzed certain bank merger transactions that it deemed to be comparable to the proposed merger. Howe Barnes did not include every transaction that could be deemed to have occurred in the relevant industries. Howe Barnes selected two groups of comparable transactions: a group of comparable bank transactions focused on similar sized institutions (the “Bank Peer Group”) and a group of comparable bank transactions where the seller was located on the coast (the “Coastal Peer Group”).

Howe Barnes selected a Bank Peer Group which included 16 pending or completed bank merger transactions announced between December 31, 2003 and June 23, 2006 in which the selling institution was similar to us with respect to asset size, tangible capital, and profitability. Howe Barnes excluded transactions that would be considered a merger of equals. Howe Barnes used the following criteria to select comparable transactions:

•	total assets between $25 million and $125 million at the time of announcement;

•	headquarters located in Florida, Georgia, North Carolina, South Carolina, Tennessee or Virginia;

•	a ratio of tangible capital to assets between 6% and 12% at the time of announcement;

•	a ratio of non-performing assets to total assets of less than 1.50% at the time of announcement; and

•	which did not report losses for either the most recent fiscal period or the last fiscal year before the transaction was announced.

These criteria resulted in the following transactions (the “Guideline Transactions”):

Target	Acquiror
Southern Commerce Bank (FL)	Dickinson Financial Corp. II (MO)
SunCoast Bancorp Inc. (FL)	NBC Capital Corp. (MS)
Progressive State Bank (NC)	New Century Bancorp Inc. (NC)
Mountain Bancshares Inc. (GA)	GB&T Bancshares Inc. (GA)
Dekalb Bankshares (SC)	First Community Corp. (SC)
Buford Banking Group Inc. (GA)	Gwinnett Commercial Group Inc. (GA)
Sun Bancshares Inc. (SC)	SCBT Financial Corp. (SC)
West Metro Financial Services (GA)	First Horizon National Corp. (TN)
Academy Bank (TN)	Bank of the South (TN)
People’s Community Capital Corp (SC)	First Citizens Bancorp. (SC)
FNBG Bancshares, Inc. (GA)	GB&T Bancshares Inc. (GA)
Community Bank of Smith County (TN)	Wilson Bank Holding Company (TN)
Eagle National Bank (GA)	United Community Banks Inc. (GA)
Coquina Bank (FL)	Alabama National BanCorp. (AL)
American Banking Corp. (FL)	Citizens Banking Corp (FL)
Quincy State Bank (FL)	Capital City Bank Group Inc. (FL)

Howe Barnes reviewed and compared financial performance and pricing information for the Guideline Transactions using data provided by SNL Financial, LC, a respected source of transaction data for the financial services industry, to financial and pricing ratios for Islands and the proposed merger, respectively. Howe Barnes compared the pricing ratios for the proposed merger to the average, median, maximum, and minimum ratios for the Guideline Transactions based on (1) price to book value, (2) price to tangible book value, (3) price to last 12 months reported earnings, and (4) tangible book value premium divided by core deposits.

The following table represents a summary analysis of the pricing ratios for the Guideline Transactions and the proposed merger:

Guideline Transactions	Price/Book Value	Price/Tangible Book Value	Price/Reported Earnings	Tangible Book Value Premium/ Core Deposits(2)
Average	252%	252%	29.1x	23.9%
Maximum	350%	350%	38.0x	33.3%
Median	239%	239%	31.0x	24.4%
Minimum	189%	189%	9.8x	12.9%
Islands(1)	273%	273%	35.1x	26.3%

(1)	Based on the purchase price of $22.50 per share.
(2)	Premium over tangible book value as a percentage of core deposits (total deposits less time deposits of $100,000 or more).

Howe Barnes selected a Coastal Peer Group which included 14 pending or completed bank merger transactions announced between December 31, 2003 and June 23, 2006 in which the selling institution was located on the coast and was similar to us with respect to asset size, tangible capital, and profitability. Howe Barnes excluded transactions that would be considered a merger of equals. Howe Barnes used the following criteria to select comparable transactions:

•	total assets less than $500 million at the time of announcement; and

•	headquarters located in Florida, Georgia, North Carolina, South Carolina, Tennessee or Virginia.

These criteria resulted in the following transactions (the “Coastal Guideline Transactions”):

Target	Acquiror
Bankshares Inc. (FL)	Castle Creek Capital LLC (CA)
Beach Bank (FL)	Sun American Bancorp (FL)
Southern Commerce Bank (FL)	Dickinson Financial Corp. II (MO)
Port City Capital Bank (NC)	Crescent Financial Corp. (NC)
SunCoast Bancorp Inc. (FL)	NBC Capital Corp. (MS)
Banking Corporation of Florida (FL)	Synovus Financial Corp. (GA)
First National Bancshares Inc. (FL)	Whitney Holding Corp. (LA)
Sun Bancshares Inc. (SC)	SCBT Financial Corp. (SC)
First National Banc Inc. (GA)	ABC Bancorp (GA)
Tarpon Coast Bancorp (FL)	First Busey Corp. (IL)
Marine Bancorp Inc. (FL)	Home Bancshares Inc. (AR)
Pointe Financial Corp. (FL)	South Financial Group Inc. (SC)
Citizens Bancshares Inc. (FL)	ABC Bancorp (GA)
Madison Bancshares Inc. (FL)	Whitney Holding Corp. (LA)

Howe Barnes reviewed and compared financial performance and pricing information for the Coastal Guideline Transactions using data provided by SNL Financial, LC, a respected source of transaction data for the financial services industry, to financial and pricing ratios for Islands and the proposed merger, respectively. Howe Barnes compared the pricing ratios for the proposed merger to the average, median, maximum, and minimum ratios for the Coastal Guideline Transactions based on (1) price to book value, (2) price to tangible book value, (3) price to last 12 months reported earnings, and (4) tangible book value premium divided by core deposits.

The following table represents a summary analysis of the pricing ratios for the Coastal Guideline Transactions and the proposed merger:

Costal Guideline Transactions	Price/Book Value	Price/Tangible Book Value	Price/Reported Earnings	Tangible Book Value Premium/ Core Deposits(2)
Average	293%	304%	24.9x	24.9%
Maximum	437%	457%	34.4x	39.9%
Median	293%	300%	22.9x	25.8%
Minimum	198%	198%	12.9x	6.8%
Islands(1)	273%	273%	35.1x	26.3%

(1)	Based on the purchase price of $22.50 per share.
(2)	Premium over tangible book value as a percentage of core deposits (total deposits less time deposits of $100,000 or more).

The proposed purchase price of $22.50 per share represents 273% of our book value and tangible book value at June 30, 2006. These ratios are higher the average and median price to book value and price to tangible book value ratios exhibited by the Guideline Transactions and slightly lower than the average and median price to book value and price to tangible book value ratios exhibited by the Coastal Guideline Transactions. The core deposit premium of 26.3% represented by the aggregate merger consideration is slightly higher than the average and median core deposit premiums for the Guideline Transactions and Coastal Guideline Transactions. The price to earnings ratio of 35.1x for Islands was higher than the average and median price to earnings ratios for the Guideline Transactions and the Coastal Guideline Transactions.

No company used as a comparison in the above analyses is identical to us and no other transaction is identical to the merger. Accordingly, an analysis of the results of the foregoing is not purely mathematical; rather, such analyses involve complex considerations and judgments concerning differences in financial market and operating characteristics of the companies and other factors.

DISCOUNTED CASH FLOW ANALYSIS

Howe Barnes prepared a discounted cash flow analysis with regard to our estimated acquisition values. This analysis used projected earnings for the fiscal years 2007 through 2010 supplied by our management, and pre-tax merger cost savings of approximately $1,230,000 per year. Howe Barnes selected long-term growth rates of 5% to 8% and discount rates of 15% to 18% for purposes of this analysis. The analyses resulted in a range of present values of between $15.53 and $27.15 per common share of Islands. Howe Barnes observed that the estimated purchase price of $22.50 in the proposed merger lies within this range. This analysis was based on assumptions used by Howe Barnes in estimating our acquisition value, and is not necessarily indicative of actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. Howe Barnes noted that the discounted earnings was considered because it is a widely used valuation methodology, but that the results of the methodology are not conclusive and are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, discount rates, terminal multiples, and cost savings.

CONTRIBUTION ANALYSIS

Howe Barnes compared the contribution of Islands to the combined companies relative to the approximate ownership of the combined companies. Based on the merger consideration being paid 75% in stock and 25% in cash, the analysis indicated that Islands shareholders would own approximately 4.4% of the pro forma shares of Ameris. Islands’ approximate contributions are listed below by category:

Islands Contribution
Assets	3.8%
Loans	4.5%
Deposits	4.0%
Equity	4.3%
Tangible equity	6.2%
Pro Forma Ownership	4.4%

We have agreed to pay Howe Barnes a fee equal to a percentage of the aggregate merger consideration as compensation for financial advisory services rendered in connection with the proposed merger. Our board was aware of the fee arrangement with Howe Barnes and took it into account in considering Howe Barnes’ fairness opinion and in approving the merger. In addition, we have agreed to reimburse Howe Barnes for all reasonable expenses incurred by it on our behalf, and to indemnify Howe Barnes against some liabilities, including liabilities which may arise under the federal securities laws.

As noted above, the discussion in this section is merely a summary of the analyses and examinations that Howe Barnes considered to be material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by Howe Barnes. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that the analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be Howe Barnes’ view of our actual value.

In performing its analyses, Howe Barnes made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond our control. The analyses performed by Howe Barnes are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by those analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, those analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, and Howe Barnes does not assume any responsibility if future results are materially different from those projected. As described above, Howe Barnes’ opinion and presentation to our board were among the many factors taken into consideration by our board in making its determination to approve, and to recommend that our shareholders approve, the merger.

EXCHANGE OF ISLANDS STOCK CERTIFICATES

Prior to the special meeting, a letter of transmittal furnishing instructions for exchanging Islands stock certificates (and for replacing any lost, stolen or destroyed certificates) will be mailed under separate cover to you. You should return this letter of transmittal, as soon as possible, together with your stock certificates to Computershare Trust Company, N.A., the exchange agent for Ameris. As soon as practicable after the completion of the merger and receipt by the exchange agent of your Islands stock certificates, you will be mailed the cash and Ameris common stock (including cash for any fractional share interest or dividends or distributions) to which you are entitled pursuant to the merger agreement.

As of the effective date of the merger, each Islands stock certificate will be deemed for all corporate purposes only to evidence the right to receive cash and certificates representing shares of Ameris common stock pursuant to the merger agreement. Until the merger is completed and your Islands stock certificate is surrendered (or suitable arrangements made for any lost, stolen or destroyed certificate), you:

•	will not be issued a certificate representing the shares of Ameris common stock which you are otherwise entitled to receive;

•	will not be paid the cash which you are otherwise entitled to receive; and

•	will not be paid dividends or other distributions in respect of the shares of Ameris common stock which you are otherwise entitled to receive.

Any dividends or distributions or other cash payable to you will be retained, without interest, for your account until the completion of the merger and you surrender your stock certificate in accordance with the letter of transmittal.

If any certificates for shares of Ameris common stock are to be issued in a name other than that for which an Islands share certificate surrendered or exchanged is issued, then the Islands share certificate so surrendered must be properly endorsed and otherwise in proper form for transfer, and the person requesting the exchange must affix any requisite stock transfer tax stamps to such certificate surrendered, provide funds for their purchase, or establish to the satisfaction of the exchange agent that such taxes are not payable.

To the extent permitted by law, you will be entitled to vote after the effective time of the merger at any meeting of Ameris shareholders the number of shares of Ameris common stock into which you Islands stock are converted, regardless of whether you have exchanged certificates representing your Islands stock for certificates representing Ameris common stock.

There will be no transfers of shares of Islands common stock on Islands’ stock transfer books after the effective time of the merger. Islands common stock certificates presented for transfer after the effective time of the merger will be canceled and exchanged for cash and shares of Ameris common stock certificates.

Existing Ameris shareholders will keep their existing stock certificates and should not deliver any certificates for Ameris common stock.

EFFECTIVE TIME OF THE MERGER

The merger will be consummated if it is approved by the shareholders of Islands and if Ameris and Islands obtain all required consents and approvals, including the approvals of the Federal Reserve Board, the Georgia Department of Banking and Finance and the South Carolina Board of Financial Institutions, and satisfy the other conditions to the obligations of the parties to consummate the merger. The merger will become effective on the date and at the time that a certificate of merger is issued by the Secretary of State of Georgia. We presently expect that the effective date will occur in the fourth quarter of 2006.

TERMS OF THE MERGER

GENERAL

Upon completion of the merger, the separate legal existence of Islands will cease, and Islands Bank will become a wholly-owned subsidiary of Ameris. All property, rights, powers, duties, obligations, debts and liabilities of Islands will automatically be transferred to Ameris. Ameris’s Articles of Incorporation will govern the combined entity. Thereafter, Islands Bank will merge with and into American Banking Company, a wholly-owned subsidiary of Ameris, and its separate existence will cease.

MERGER CONSIDERATION

Except as described in the next paragraph, if the merger is completed, then you will receive, for each Islands share that you own, either the per share purchase price in cash or a to-be-determined number of shares of Ameris common stock with a market value, measured as of the trading period, equal to the per share purchase price. The per share purchase price will be $22.50 if Islands’ tangible capital measured as of two business days prior to the closing of the merger is at least $6,150,000 and will be $22.25 if the tangible capital measured as of such date is less than $6,150,000 but at least $6,000,000.

You may elect to receive Ameris common stock, cash or a combination of stock and cash for your Islands shares, subject to proration in the event the aggregate stock elections are greater or less than 75%. It is possible, therefore, that you will receive a different proportion of stock and cash than you elect. For example, if stock elections representing more than 75% of the outstanding shares of Islands common stock prior to the merger are made, Ameris will prorate the number of shares of its common stock that the holders of Islands common stock will receive so that no more than 75% of the Islands shares are converted into Ameris common stock. Ameris will not issue fractional shares. See the section entitled “Terms of the Merger—Fractional Shares” at page 32.

Except as noted below, the exchange ratio in the merger is a “floating”—rather than “fixed”—exchange ratio. This means that the number of shares of Ameris common stock to be issued in the merger for each share of Islands common stock will increase or decrease based upon the average closing price of Ameris common stock during the trading period in order to ensure that the value of the Ameris common stock received in the merger, measured as of the trading period, will equal the per share purchase price, so long as the average closing price of Ameris common stock during the trading period is not less than $21.00 (an exchange ratio of 1.0714 at a per share purchase price of $22.50 and 1.0595 at a per share purchase price of $22.25) or higher than $28.00 (an exchange ratio of 0.8036 at a per share purchase price of $22.50 and 0.7946 at a per share purchase price of $22.25).

If the average closing price of the Ameris common stock during the trading period is less than $21.00 per share, then Islands and Ameris will each have the right to terminate the merger agreement. If neither party elects to terminate, then Ameris, in its discretion, will either issue additional shares of Ameris common stock to you or pay additional cash to you so that you will receive value equal to the per share purchase price. If the average closing price of the Ameris common stock during the trading period is less than $21.00 per share and neither Islands nor Ameris exercises its right of termination, then the value of the Ameris common stock you will receive for each share of Islands common stock will be less than the per share purchase price measured as of the trading period. If the average closing price of Ameris common stock during the trading period is higher than $28.00 per share, then the exchange ratio will be fixed at 0.8036 (if the per share purchase price is $22.50) or 0.7946 (if the per share purchase price is $22.25), and the value of the Ameris common stock you will receive for each share of Islands common stock will be more than the per share purchase price measured as of the trading period.

The following table shows examples of the number of shares of Ameris common stock and cash into which 100 shares of Islands common stock would be converted in the merger with a mix of merger consideration of 75% stock and 25% cash, assuming that the average closing price for Ameris stock during the trading period is as specified below and the per share purchase price is $22.50. The table also assumes no dissenters’ rights are exercised and ignores the payment of cash in lieu of fractional shares. Each share of Islands common stock held in the treasury of Islands and each share of Islands common stock owned by Ameris or any subsidiary of Ameris or Islands, other than in a fiduciary capacity, immediately prior to the effective time of the merger will be canceled and extinguished. No payment will be made with respect to such shares.

		MERGER CONSIDERATION EXCHANGED FOR 100 SHARES OF ISLANDS COMMON STOCK
ASSUMED AVERAGE CLOSING PRICE OF AMERIS COMMON STOCK	RESULTING EXCHANGE RATIO	CASH	NUMBER OF SHARES OF AMERIS COMMON STOCK
$28.00	0.8036	$562.50	60
$26.60	0.8459	$562.50	65
$23.60	0.9534	$562.50	73
$21.00	1.0714	$562.50	80

We cannot assure you that the current fair market value of Ameris or Islands common stock will be equivalent to the fair market value of Ameris or Islands common stock on the effective date of the merger.

PRORATION PROCEDURES

If the aggregate number of shares of Islands common stock in respect of which stock elections have been made exceeds 75% of the number of shares of Islands common stock outstanding immediately prior to the effective time of the merger, then the number of shares of Islands common stock which each holder who has not properly submitted an election form otherwise would have been entitled to receive will be reduced proportionately for each such holder (based on the number of shares held by such holder as compared to the number of shares held by all such non-electing holders) to the extent necessary so that the aggregate number of shares entitled to receive stock shall equal 75% of the number of shares of Islands common stock outstanding immediately prior to the effective time of the merger. If, after redesignating all shares held by non-electing holders to provide for the payment of cash for such shares, the aggregate number of shares entitled to receive stock continues to exceed 75%, then the number of shares of Islands common stock for which each electing holder has made an election to receive stock and otherwise would have been entitled to receive stock will be reduced proportionately for each such holder (based on the number of shares as to which an election was made by such holder as compared to the number of shares as to which an election was made by all electing holders) to the extent necessary so that the aggregate number of shares entitled to receive stock shall equal 75% of the number of shares of Islands common stock outstanding immediately prior to the effective time of the merger. Each share of Islands common stock that is not converted into stock will be converted into the right to receive the per share purchase price in cash.

If the aggregate number of shares of Islands common stock in respect of which cash elections have been made exceeds 25% of the number of shares of Islands common stock outstanding immediately prior to the effective time of the merger, then the number of shares of Islands common stock for which each holder who has made an election to receive cash and otherwise would have been entitled to receive cash will be reduced proportionately for each such holder (based on the number of shares as to which an election was made by such holder as compared to the number of shares as to which an election was made by all holders) to the extent necessary so that the aggregate number of shares entitled to receive cash shall equal 25% of the number of shares of Islands common stock outstanding immediately prior to the effective time of the merger. Each share of Islands common stock that is not converted into cash will be converted into the right to receive shares of Ameris common stock.

APPRAISAL RIGHTS

Holders of shares of Islands common stock who properly elect to exercise the appraisal rights provided for in Chapter 13 of the South Carolina Business Corporation Act of 1988 will not have their shares converted into the right to receive merger consideration. If a holder’s appraisal rights are lost or withdrawn, then such holder will receive the same consideration as all other holders of Islands common stock. For more information, see the section entitled “Statutory Provisions for Dissenting Shareholders” at page 42.

FRACTIONAL SHARES

Ameris will not issue any fractional shares of its common stock to Islands shareholders. Islands shareholders who would otherwise be entitled to receive a fractional share of Ameris common stock instead will receive cash, without interest, for such fractional share in an amount equal to the product of the fraction multiplied by the average closing price of the Ameris common stock during the trading period. You will not be entitled to dividends, voting rights or any other shareholder rights with respect to any fractional share interest.

REPRESENTATIONS AND WARRANTIES

The merger agreement contains customary representations and warranties relating, among other things, to:

•	the organization and capital structures of Ameris and Islands;

•	the contracts, employees, employee benefits, labor relations, litigation, real property, intangible assets and environmental compliance of Islands;

•	the due authorization, execution, delivery, performance and enforceability of the merger agreement;

•	consents or approvals of regulatory authorities and third parties necessary to complete the merger;

•	certain financial statements through the period ended June 30, 2006 fairly presenting the financial condition and results of operations of the respective parties in conformity with GAAP; and

•	the absence of material adverse changes, since June 30, 2006, in the consolidated assets, business, liabilities, financial condition and results of operations of Ameris (and its subsidiaries) and Islands (and its subsidiaries) or in any of their respective relationships with customers, employees, lessors or others.

CONDUCT OF BUSINESS PENDING THE MERGER

Pursuant to the merger agreement, Ameris and Islands have each agreed to use reasonable efforts to preserve their business organizations intact and to maintain satisfactory relationships with their customers, suppliers, regulators and employees. In addition, Ameris and Islands agreed to conduct their businesses and to engage in transactions only in the ordinary course of business as conducted at the date of the merger agreement and in compliance in all material respects with all applicable laws and regulations and all contracts to which either is a party.

Among other things, without Ameris’s prior written consent (which will not be unreasonably withheld or delayed), Islands has agreed not to:

•	amend its Articles of Incorporation, Bylaws or other governing instruments;

•	repurchase, redeem or otherwise acquire or declare or pay any dividend or make any other distribution in respect of its capital stock;

•	engage in certain activities such as selling, leasing, mortgaging or otherwise disposing of property having a book value exceeding $50,000 or incur indebtedness (except in the ordinary course of business for reasonable and adequate consideration);

•	enter into any compensation agreements or increase salaries, employee benefits, directors’ fees or bonuses, except to the extent consistent with past practices;

•	increase any compensation or benefits payable to its officers and employees, pay any bonuses, enter into or amend any severance protection agreements or pay or grant bonuses to any of its directors;

•	adopt or change employee benefit plans unless required by law, regulation or judicial interpretation or as deemed necessary or advisable, in the opinion of counsel, to maintain its tax status;

•	acquire direct control of any other person or entity except under certain circumstances;

•	modify or amend any material contracts;

•	adjust, split, combine or reclassify any of its capital stock or sell, lease, dispose of or otherwise encumber any shares of its capital stock or any asset with a book value in excess of $50,000; or

•	commence or settle any litigation with a potential liability to Islands in excess of $25,000.

Islands has also agreed, among other things, to:

•	maintain accurate books and records;

•	file all reports required to be filed with regulatory agencies; and

•	operate its business in the usual, regular and ordinary course and to preserve intact its business organization and assets.

COOPERATION

The merger agreement requires Islands to consult with Ameris on all strategic and operational matters and to permit a representative of Ameris to attend all board meetings of Islands and Islands Bank in a non-voting observer capacity. The purpose of these provisions is to facilitate the full exchange of information concerning the business, operations, capital spending, budgets and financial results of Ameris and Islands until the completion of the merger and to facilitate the efficient transition and combination of the two businesses.

CONDITIONS TO THE MERGER

The obligations of Islands and Ameris to consummate the merger are subject to various conditions, including the following:

•	the merger agreement shall have been duly approved by the Islands shareholders;

•	all necessary governmental approvals for the merger shall have been obtained, and all waiting periods required by law or imposed by any governmental authority with respect to the merger shall have expired (see the section entitled “Terms of the Merger-Required Regulatory Approvals” at page 34);

•	no action, suit, proceeding or claim shall have been instituted, made or threatened relating to the merger;

•	Islands shall have received an opinion of its counsel dated as of the effective date of the merger to the effect that, among other things, the merger will be treated for federal income tax purposes as a tax-free “reorganization” within the meaning of Section 368(a) of the Code (see the section entitled “Federal Income Tax Consequences of the Merger” at page 39);

•	the representations and warranties of Ameris and Islands shall be accurate in all material respects as of the date of the merger agreement and as of the effective date of the merger;

•	the tangible capital of Islands measured as of two business days prior to the closing of the merger shall be at least $6,000,000;

•	Ameris and Islands shall have performed in all material respects all covenants and obligations required to be performed by each of them at or prior to the effective date of the merger;

•

the registration statement registering the shares of Ameris common stock to be received by Islands shareholders, of which this proxy statement/prospectus is a part, shall have been declared effective by the SEC, no stop order suspending the effectiveness of the registration statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness of the registration statement shall have been initiated and be continuing, and all necessary approvals under federal and state securities laws relating to the issuance or trading of shares of Ameris common stock issuable pursuant to the merger shall have been received; and

•	other conditions which are customary for transactions of the type contemplated by the merger agreement.

See the sections entitled “Terms of the Merger-Representations and Warranties” at page 32 and “Terms of the Merger-Conduct of Business Pending the Merger” at page 32.

REQUIRED REGULATORY APPROVALS

The merger may not proceed unless we receive the required regulatory approvals. We know of no reason why such approvals will not be obtained, but we cannot assure you that such regulatory approvals will be obtained or when we will obtain them. The Federal Reserve Board, the Georgia Department of Banking and Finance and the South Carolina Board of Financial Institutions must approve the merger. We will also be required to notify the Office of the Comptroller of the Currency (the “OCC”) prior to consummating the merger. Applications for the approvals described in this section were filed with the Federal Reserve Board and the Georgia Department of Banking and Finance on September 29, 2006 and with the South Carolina Board of Financial Institutions on October 2, 2006. We are not aware of any other regulatory approvals or actions that are required for consummation of the merger. Should any other approval or action be required, we presently contemplate that such approval or action would be sought.

In evaluating the merger, the Federal Reserve Board must consider, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The relevant statutes prohibit the Federal Reserve Board from approving the merger if:

•	it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; or

•	its effect in any section of the country could be to lessen substantially competition or to tend to create a monopoly, or if it would result in a restraint of trade in any other manner, unless the Federal Reserve Board should find that any anti-competitive effects are outweighed clearly by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

The merger may not be consummated until the fifteenth day following the date of approval by the Federal Reserve Board, during which time the United States Department of Justice will be afforded the opportunity to challenge the transaction on antitrust grounds. The commencement of any antitrust action will stay the effectiveness of the approval of the agencies, unless a court of competent jurisdiction should specifically order otherwise.

The Georgia Department of Banking and Finance and the FDIC must approve the merger of Islands Bank with and into American Banking Company. In their evaluation of each of these transactions, the Georgia Department of Banking and Finance and the FDIC will take into account considerations similar to those taken into account by the Federal Reserve Board.

WAIVER, AMENDMENT AND TERMINATION

We may agree to amend the merger agreement. However, after approval and adoption of the merger agreement by the Islands shareholders, we cannot enter into any amendment that reduces the merger consideration payable in exchange for the Islands shares without the approval of the Islands shareholders. One party may waive any breach of the merger agreement by the other party or the failure of the other party to meet any conditions or terms of the merger agreement.

The merger agreement may be terminated and the merger abandoned at any time prior to the effective date, even though we have received the approval of Islands shareholders:

•	by our mutual consent;

•	by either one of us if, without the fault of the terminating party, the closing of the merger does not occur on or before March 31, 2007;

•	by either of us (if the terminating party is not in material breach) if regulatory approval is denied;

•	by either of us if: (i) the other party materially breaches its representations, warranties or covenants under the merger agreement and the breach is not corrected within 30 days after notice, (ii) an event or circumstance arises as a result of which the other party will be unable to satisfy certain conditions of the merger agreement, or (iii) if, at the closing of the merger, any condition to the obligations of such party is not met;

•	by Islands if it has entered into a definitive agreement to be acquired by another party, so long as Islands complies with the terms of the merger agreement and pays Ameris the fee described in the section entitled “Terms of the Merger- Expenses and Fees in Connection with the Merger” at page 35; or

•	by either of us, under certain circumstances, if the average closing price of the Ameris common stock during the trading period is less than $21.00 per share.

If the merger is terminated as described above, the merger agreement will have no effect, except for certain of its provisions, including those relating to the obligations to maintain the confidentiality of certain information and to return all documents obtained from the other party under the merger agreement.

EXPENSES AND FEES IN CONNECTION WITH THE MERGER

Islands and Ameris each will bear its respective costs and expenses incurred in connection with the merger, including the fees, expenses and disbursements of its respective counsel and auditors and one-half of the costs incurred in connection with printing and mailing this proxy statement/prospectus, whether or not the merger is consummated. However, in the event that the merger agreement is terminated by Islands upon execution of a definitive agreement with a third party or in the event that, prior to the termination of the merger agreement, Islands receives a takeover proposal and, within one year of such termination, enters into, approves, recommends or takes action with respect to a merger, consolidation or other business combination with any other person, then Islands will have to pay to Ameris the sum of $500,000. Also, if the merger agreement is terminated because either Ameris or Islands materially breaches its representations, warranties or covenants thereunder, the non-breaching party will be entitled to immediate reimbursement of its merger-related expenses up to $250,000 from the breaching party and will be free to pursue all other remedies available to it by reason of such breach.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

Ameris intends to undertake a comprehensive review of the business operations, capitalization and management of Islands after the merger and, based on the results of such review, intends to develop and implement a business plan aimed at maximizing the financial condition, operating results and future prospects of the combined company.

NON-COMPETITION AND NON-DISCLOSURE AGREEMENTS

It is a condition to the consummation of the merger that each director of Islands enter into a non-competition and non-disclosure agreement with Ameris. The agreement will provide that such director will not engage or participate in any business or enterprise that competes with the business activities of Ameris or Islands. The agreement will be effective for one year following the completion of the merger. The scope of the agreement will be limited to a geographic area within a 50-mile radius of Beaufort, South Carolina.

In addition, the agreement will provide that for one year following the completion of the merger, such director will not recruit certain employees of Islands or Ameris and will be prohibited from influencing certain persons to discontinue or reduce their business relationship with Ameris or Islands.

The agreement will further provide that such director will not disclose any confidential information of Ameris or Islands for one year following the closing of the merger or reveal any “trade secrets” of Ameris or Islands for so long as they remain trade secrets.

The description of the non-competition and non-disclosure agreement is qualified by reference to the complete text of such agreement, which is an exhibit to the merger agreement which is attached as APPENDIX A to this proxy statement/prospectus.

ISLANDS STOCK OPTIONS AND WARRANTS

There are 40,869 outstanding options to purchase Islands common stock, which options have exercise prices of between $10.00 and $11.00 per share. Pursuant to the terms of the merger agreement, any option that is outstanding at the effective time of the merger will be cancelled in consideration of a cash payment to the option holder.

There are 112,550 outstanding warrants to purchase Islands common stock, each of which has an exercise price of $10.00 per share. Pursuant to the terms of the merger agreement, each warrant holder may elect to receive either Ameris common stock or cash in exchange for all of his or her warrants. A warrant holder who does not properly provide an election notice for his or her warrants will have those warrants cancelled at the effective time of the merger in consideration of Ameris common stock for 50% of the warrants and a cash payment for the remaining 50% of the warrants.

EMPLOYEE BENEFITS OF ISLANDS EMPLOYEES AFTER THE MERGER

Ameris has agreed to offer to all employees of Islands who become Ameris employees after the merger substantially the same employee benefits as those offered by Ameris to its employees having like tenure, officer status and compensation levels.

INDEMNIFICATION AND INSURANCE

Ameris has agreed that all rights to indemnification and all limitations of liability existing in favor of indemnified parties under Islands’ Articles of Incorporation and Bylaws as in effect on August 15, 2006 with respect to matters occurring prior to or at the effective time of the merger will survive the merger. In addition, Ameris has agreed to cause the officers and directors of Islands to be covered by directors’ and officers’ liability insurance for three years following the effective time of the merger, subject to certain conditions.

No director or executive officer of Islands owns any Ameris common stock. No director or executive officer of Ameris has any personal interest in the merger other than as an Ameris shareholder. No Ameris director or executive officer owns any shares of Islands common stock.

NASDAQ LISTING AND PUBLIC TRADING MARKET

Ameris common stock is traded on The Nasdaq Global Select Market under the trading symbol “ABCB.” The shares of Ameris common stock issuable pursuant to the merger will be traded on the same market under the same symbol. The shares of Ameris common stock to be issued in the merger will be freely transferable under applicable securities laws, except to the extent of any limitations or restrictions applicable to any shares received by any shareholder who may be deemed an affiliate of Islands on the date of the special meeting or an affiliate of Ameris following completion of the merger. See the section entitled “Restrictions on Resales by Affiliates” at page 44.

AMERIS DIVIDENDS

The holders of Ameris common stock receive dividends if and when declared by Ameris’s board of directors out of legally available funds. Ameris declared a dividend of $0.14 per share of common stock for the fourth quarter of 2005 and for each of the first three quarters of 2006. Following the completion of the merger, Ameris expects to continue paying quarterly cash dividends on a basis consistent with past practice. However, the declaration and payment of dividends will depend upon business conditions, operating results, capital and reserve requirements and consideration by Ameris’s board of directors of other relevant factors.

NO SOLICITATION OF ALTERNATIVE TRANSACTIONS

Islands was required to immediately cease any negotiations with any person regarding any acquisition transaction existing at the time the merger agreement was executed. In addition, neither Islands nor any of its subsidiaries may solicit, directly or indirectly, inquiries or proposals with respect to or, except under certain circumstances, furnish any information relating to, or participate in any negotiations or discussions concerning, any sale of all or substantially all of Islands’ assets, any purchase of a substantial equity interest in Islands or any merger or other combination with Islands. Subject to its fiduciary duties, Islands’ board of directors may not withdraw its recommendation to you of the merger or recommend to you any such other transaction.

Islands was also required to instruct their respective officers, directors, agents, and affiliates to refrain from taking action prohibited of Islands and is required to notify Ameris immediately if it receives any inquires from third parties. However, no director or officer of Islands is prohibited from taking any action that Islands’ board of directors determines in good faith, after consultation with counsel, is required by law or is required to discharge such director’s or officer’s fiduciary duties.

ACCOUNTING TREATMENT OF THE MERGER

Ameris is required to account for the merger as a purchase transaction under GAAP. Under the purchase method of accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Islands will be recorded, as of completion of the merger, at their respective fair values and added to those of Ameris. Any excess of purchase price over the net fair value of Islands’ assets and liabilities is recorded as goodwill (excess purchase price). Financial statements and reported results of operations of Ameris issued after completion of the merger will reflect these values but will not be restated retroactively to reflect the historical financial position or results of operations of Islands. The results of operations of Islands will be included in the results of operations of Ameris following the effective time of the merger.

VOTING AGREEMENT

Concurrent with the execution of the merger agreement, Ameris and each member of Islands’ board of directors, who beneficially own, in the aggregate, approximately 34.0% of the outstanding shares of Islands common stock as of the record date, entered into a voting agreement. Pursuant to the voting agreement, each director agreed that he or she would vote, and granted Ameris an irrevocable proxy to vote, all shares of Islands common stock which such director beneficially owns and is entitled to vote (or direct the voting of):

•	in favor of approval and adoption of the merger agreement, the merger, the other transactions contemplated by the merger agreement and any other actions required in furtherance of the merger agreement;

•	against any action, proposal, transaction or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement by Islands under the merger agreement or by any Islands shareholder under the voting agreement; and

•	except with the written consent of Ameris, against any action or proposal (other than as contemplated by the merger agreement) involving Islands that is intended, or could reasonably be expected, to adversely affect or delay the merger or the transactions contemplated by the merger agreement, including:

•	a competing third-party proposal to acquire all or a significant portion of Islands;

•	any change in the persons who constitute Islands’ board of directors that is not approved in advance by at least a majority of the persons who were directors of Islands as of the date of the merger agreement or their successors who were so approved;

•	any material change in Islands’ capitalization or any amendment to Islands’ Articles of Incorporation or Bylaws; or

•	any other material change in Islands’ corporate structure or business.

Each Islands director also agreed that, until the voting agreement is terminated, such director will not:

•	sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (which actions are collectively referred to herein as a “Transfer”), or enter into any contract, option or agreement with respect to the Transfer of, any shares of Islands common stock beneficially owned by such director (except for any Transfer between Islands shareholders who are both parties to the voting agreement and except for any pledge or encumbrance which does not impair any such director’s ability to perform its obligations under the voting agreement);

•	take any action that would have the effect of preventing, impeding or adversely affecting such director’s ability to perform such director’s obligations under the voting agreement; or

•	solicit, initiate, conduct or continue any discussions or negotiations, or knowingly respond to or encourage any inquires or proposals, or provide any information to any person, relating to any competing third-party proposal to acquire all or a significant part of Islands.

The voting agreement will terminate and have no further effect upon the earlier to occur of:

•	the mutual consent of Ameris and the Islands shareholders who are parties to the voting agreement;

•	the date on which the merger is completed;

•	the date on which the merger agreement is terminated in accordance with its terms; and

•	the date on which the merger agreement is amended or modified, or any provision therein is waived, in a manner which reduces either the number of shares of Ameris common stock issuable or the amount of cash payable to the Islands shareholders pursuant to the merger agreement.

The description of the voting agreement is qualified by reference to the complete text of the voting agreement, which is an exhibit to the merger agreement which is attached as APPENDIX A to this proxy statement/ prospectus.

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a summary of the material anticipated federal income tax consequences of the merger. This summary is based on the federal income tax laws now in effect and as currently interpreted. This summary does not take into account possible changes in these laws or interpretations, including amendments to applicable statutes or regulations or changes in judicial or administrative rulings, some of which may have retroactive effect. This summary does not address all aspects of the possible federal income tax consequences of the merger and is not intended as tax advice to any person.

In particular, this summary does not address the federal income tax consequences of the merger to Islands shareholders in light of their particular circumstances or status. For example, this summary does not address the federal income taxation of the merger to Islands shareholders (i) who hold their shares of Islands common stock as part of a “hedge,” “straddle,” “constructive sale” or “conversion transaction,” as those terms are used in the Code, or (ii) who are foreign persons, tax-exempt entities, dealers in securities, insurance companies or corporations, among others. This summary also does not address any consequences of the merger under any state, local or foreign laws or the tax treatment of shares of Islands or options, warrants or other rights to purchase shares of Islands stock that are or have been received as compensation. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO YOU, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICATION AND EFFECT OF FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS, AND THE IMPLICATIONS OF ANY PROPOSED CHANGES IN THE TAX LAWS.

In connection with the filing of the registration statement of which this proxy statement/prospectus is a part, Powell Goldstein LLP, counsel to Islands, delivered a tax opinion to Islands to the effect that the merger will qualify as a tax-free reorganization under Section 368(a) of the Code and that a Islands shareholder will not recognize gain on the exchange of shares of Islands common stock in the merger in excess of the amount of cash received by the shareholder in the merger. That opinion was rendered (i) in reliance on certain representations provided by management of Islands and Ameris, (ii) based upon a specific assumption that Islands shareholders will receive as merger consideration Ameris common stock with a value equal to 75% of the value of total value of all Islands common stock as of the effective time of the merger, and (iii) subject to certain other assumptions and limitations as stated therein. It is a condition to Islands’ and Ameris’s obligations to effect the merger that such tax opinion shall have been reissued in substantially the same form as of the effective time of the merger. Although the condition to receive the tax opinion at the closing of the merger is waivable, if such condition is waived by both Islands and Ameris, then the Islands shareholders will be re-solicited with respect to the merger.

The tax opinion of Powell Goldstein LLP is based upon the Code, the applicable regulations promulgated or proposed thereunder, current rulings of the Internal Revenue Service and judicial decisions as in effect on the date of such opinion, all of which are subject to modification or challenge at any time and perhaps with retroactive effect.

CONSEQUENCES TO ISLANDS SHAREHOLDERS

Each Islands shareholder who receives a combination of Ameris common stock and cash pursuant to the merger will realize gain or loss equal to the difference between (i) the sum of the cash plus the fair market value of the Ameris common stock received and (ii) such shareholder’s adjusted tax basis in the shares of Islands common stock surrendered. Any such gain will only be recognized to the extent of the cash received. Any such loss, however, will not be recognized but will instead be reflected in the tax basis of the Ameris common stock received. Accordingly, a Islands shareholder generally will be able to recognize any such loss as an offset to the amount realized upon a subsequent sale or exchange of such Ameris common stock. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss recognized on one block of shares of Islands common stock cannot be used to offset a gain recognized on another block of shares of Islands common stock.

Any gain recognized by a Islands shareholder in the merger will be eligible for capital gain treatment (assuming the Islands shareholder’s shares of Islands common stock are held as a capital asset by the shareholder) unless the receipt of cash has the effect of a distribution of a dividend (within the meaning of Section 356 of the Code taking into account the constructive ownership rules of Section 318 of the Code), in which case such gain will be taxable as ordinary income to the extent of the shareholder’s ratable share of Islands’ undistributed earnings and profits. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the shareholder’s deemed percentage stock ownership of Ameris. For purposes of this determination, the shareholder is treated as if the shareholder first exchanged all of the shareholder’s shares of Islands common stock solely for Ameris common stock and Ameris then immediately redeemed (which we refer to in this proxy statement/prospectus as a “deemed redemption”) a portion of the Ameris common stock in exchange for the cash the shareholder actually received. The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is “substantially disproportionate” with respect to the shareholder or “not essentially equivalent to a dividend.”

The deemed redemption will generally be “substantially disproportionate” with respect to a shareholder if the percentage described in clause (ii) below is less than 80% of the percentage described in clause (i) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a shareholder will depend upon the shareholder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the shareholder’s deemed percentage stock ownership of Ameris. In general, that determination requires a comparison of (i) the percentage of the outstanding stock of Ameris that the shareholder is deemed actually and constructively to have owned immediately before the deemed redemption and (ii) the percentage of the outstanding stock of Ameris that is actually and constructively owned by the shareholder immediately after the deemed redemption. In applying the above tests, a shareholder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a shareholder’s option to purchase such stock in addition to the stock actually owned by the shareholder.

The Internal Revenue Service has ruled that a shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that shareholder has a relatively minor reduction in that shareholder’s percentage stock ownership under the above analysis; accordingly, the gain recognized in the exchange by such a shareholder would be treated as capital gain.

These rules are complex and dependent upon the specific factual circumstances particular to each Islands shareholder. Consequently, each Islands shareholder that may be subject to these rules should consult such shareholder’s tax advisor as to the application of these rules to the particular facts relevant to such shareholder.

An Islands shareholder who receives Ameris common stock and cash will receive a basis in the Ameris common stock equal to the basis of the Islands stock surrendered in the exchange, decreased by the amount of cash received, and increased by the amount of any gain recognized on the exchange. The holding period of the Ameris common stock received by such a shareholder will include the holding period of the shares of Islands stock surrendered in the exchange, provided the surrendered shares were held as a capital asset as of the effective time of the merger.

The payment of cash to Islands shareholders in lieu of fractional shares of Ameris common stock will be treated as if such fractional shares were distributed as part of the exchange and then redeemed for cash. That means that, in general, gain or loss will be recognized, measured by the difference between the amount of cash received for such fractional shares and the basis of the Islands stock allocable to such fractional shares. In general, such gain or loss will constitute capital gain or loss if the shares of Islands stock were held as capital assets immediately prior to the effective time of the merger, which gain or loss will be long-term in nature if the shares of Islands stock exchanged therefor have been held (or are deemed to have been held) for more than one year.

CONSEQUENCES TO ISLANDS AND AMERIS

If the merger is treated as a reorganization within the meaning of Section 368(a) of the Code, then no gain or loss will be recognized by Ameris or Islands in the merger.

DISSENTING SHAREHOLDERS

Any Islands shareholder who dissents from the merger and receives solely cash in exchange for such shareholder’s Islands common stock will realize gain or loss equal to the difference between the cash received (other than amounts, if any, which are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and the shareholder’s adjusted tax basis in the Islands common stock surrendered. Any such gain or loss generally should be capital in nature, although any dissenting shareholder who will directly or constructively (under the attribution rules of Section 318 of the Code) own any shares of Ameris common stock immediately after the merger should consult such shareholder’s own tax advisor to determine whether any such gain could constitute dividend income in whole or in part.

BACKUP WITHHOLDING

Absent an applicable exemption, Ameris’s exchange agent must withhold 28% of the cash consideration to which any Islands shareholder is entitled in the merger, unless the shareholder provides his or her tax identification number and certifies, under penalties of perjury, that such number is correct. Accordingly, if requested by the exchange agent, each Islands shareholder should complete an IRS Form W-9 or substitute form to provide the information and certification necessary to avoid this “backup withholding.” This information will be distributed to the Islands shareholders with the letter of transmittal.

STATUTORY PROVISIONS FOR DISSENTING SHAREHOLDERS

The following discussion is not a complete description of the law relating to appraisal rights available under South Carolina law and is qualified by the full text of Chapter 13 of the South Carolina Business Corporation Act of 1988. Chapter 13 is attached as APPENDIX B to this proxy statement/prospectus. If you desire to exercise appraisal rights, you should review carefully Chapter 13 and are urged to consult a legal advisor before electing or attempting to exercise these rights.

Any holder of record of Islands common stock who objects to the merger, and who complies with all of the provisions of Chapter 13 of the South Carolina Business Corporation Act of 1988 (but not otherwise), will be entitled to demand and receive payment for all (but not less than all) of his or her shares of Islands common stock if the proposed merger is consummated.

A shareholder of Islands who objects to the merger and desires to receive payment of the “fair value” of his or her Islands common stock:

1. must file a written objection to the merger with Islands either prior to the special meeting or at the meeting but before the vote is taken, and the written objection must contain a statement that the shareholder intends to demand payment for his or her shares if the merger agreement is approved and adopted; AND

2. must not vote his or her shares in favor of the merger agreement; AND

3. must demand payment and deposit his or her certificate(s) in accordance with the terms of the dissenters’ notice sent to the dissenting shareholder by Islands following approval and adoption of the merger agreement.

A vote against the merger agreement alone will not constitute the separate written notice and demand for payment referred to immediately above. Dissenting shareholders must separately comply with all three conditions.

Any notice required to be given to Islands must be forwarded to Islands Bancorp, 2348 Boundary Street, Beaufort, South Carolina 29902, Attention: Chief Executive Officer.

If the merger agreement is approved and adopted, Islands will mail, no later than 10 days thereafter, by certified mail to each shareholder who has complied with conditions 1 and 2 above, written notice of such approval and adoption, addressed to the shareholder at such address as the shareholder has furnished Islands in writing or, if none, at the shareholder’s address as it appears on the records of Islands. Islands will set a date by which it must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the dissenters’ notice is delivered, and a date by which certificates must be deposited as instructed in the notice, which date may not be fewer than 20 days after the date the payment demand is received by Islands. The shareholder must make the written election to dissent and demand for payment described in condition 3 above by the payment demand date as set by Islands.

As soon as the merger is consummated, or upon receipt of a payment demand, Islands will pay to each dissenting shareholder who has substantially complied with the payment demand requirements of Chapter 13 of the South Carolina Business Corporation Act of 1988 the amount that Islands estimates to be the fair value of the shares of Islands common stock, plus accrued interest. This payment will be accompanied by (i) Islands’ financial statements, (ii) a statement of Islands’ estimate of the fair value of the shares and an explanation of how this estimate of the fair value and the interest were calculated, (iii) notification of rights to demand additional payment, and (iv) a copy of the provisions of Chapter 13.

As authorized by Chapter 13, Islands intends to withhold any payments from a dissenting shareholder as to any shares of which the dissenting shareholder (or the beneficial owner on whose behalf he or she is asserting dissenter’s rights) was not the beneficial owner on August 16, 2006, the date of the first public announcement of the terms of the merger, unless the beneficial ownership devolved upon him or her by operation of law from a person who was the beneficial owner on that date. Where payments are withheld, Islands will be required, after the merger, to send to the holder of these shares an offer to pay the holder an amount equal to Islands’ estimate of their fair value plus accrued interest, together with an explanation of the calculation of fair value and interest and a statement of the holder’s right to demand additional payment for the shares.

If the merger is not consummated within 60 days after the date set for demanding payment and depositing certificates, Islands, within the same 60-day period, will return the deposited certificates. If, after returning deposited certificates, the merger is consummated, Islands must send a new dissenters’ notice and repeat the payment demand procedure.

If the dissenting shareholder believes that the amount paid by Islands for his or her shares of Islands common stock or offered by Islands for shares of which he or she was not the beneficial owner on August 16, 2006 is less than the fair value of his or her shares or that the interest due is calculated incorrectly, or if Islands fails to make payment or offer payment (or, if the merger has not been consummated, Islands does not return the deposited certificates) within 60 days after the date set for demanding payment in the dissenters’ notice, then the dissenting shareholder may within 30 days after (i) Islands made or offered payment for the shares or failed to pay for the shares or (ii) Islands failed to return deposited certificates timely, notify Islands in writing of his or her own estimate of the fair value of the shares (including interest due) and demand payment of the estimate (less any payment previously received). Failure to notify Islands in writing of any demand for additional payment within 30 days after Islands made or offered payment for the shares will constitute a waiver of the right to demand additional payment.

If Islands and the dissenting shareholder cannot agree on a fair price within 60 days after Islands receives the demand for additional payment, Chapter 13 provides that Islands will institute judicial proceedings in a South Carolina state circuit court in Beaufort County to fix (i) the fair value of the shares immediately before consummation of the merger, excluding any appreciation or depreciation in anticipation of the merger, unless such exclusion would be inequitable, and (ii) the accrued interest. The “fair value” of the Islands common stock could be more than, the same as or less than the per share purchase price. Islands must make all dissenters whose demands for additional payment remain unsettled parties to the proceeding and all the parties must be served with a copy of the petition. The court is required to issue a judgment for the amount, if any, by which the fair value of the shares, as determined by the court, plus interest, exceeds the amount paid by Islands. If Islands does not institute a proceeding within the 60-day period, Islands will pay each dissenting shareholder whose demand remains unsettled the respective amount demanded by each shareholder.

The court will assess the costs and expenses of the proceeding against Islands, except that the court may assess costs and expenses as it deems appropriate against any or all of the dissenting shareholders if it finds that their demand for additional payment was arbitrary, vexatious or otherwise not in good faith. The court may award fees and expenses of counsel and experts in amounts the court finds equitable (i) against Islands if the court finds that Islands did not comply substantially with the relevant requirements of Chapter 13 or (ii) against either Islands or any dissenting shareholder, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith.

Islands shareholders should note that cash paid to dissenting shareholders in satisfaction of the fair value of their shares will be recognized as gain or loss for federal income tax purposes.

Failure by an Islands shareholder to follow the steps required by the South Carolina Business Corporation Act of 1988 for perfecting appraisal rights may result in the loss of such rights. In view of the complexity of these provisions, if you hold Islands common stock and are considering dissenting from the approval and adoption of the merger agreement and exercising your appraisal rights under the South Carolina Business Corporation Act of 1988, you should consult your legal advisors.

RESTRICTIONS ON RESALES BY AFFILIATES

This proxy statement/prospectus does not cover any resales of Ameris common stock to be received by the Islands shareholders upon the completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

The shares of Ameris common stock to be issued in the merger will be freely transferable under the Securities Act. However, this will not be the case for shares issued to any shareholder who may be deemed to be an “affiliate” of Islands for purposes of Rule 145 under the Securities Act as of the date of the special meeting. Affiliates may resell their Ameris common stock only in transactions registered under the Securities Act or permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted thereby. These rules also apply to Ameris common stock owned by affiliates of Ameris. Affiliates generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with Ameris or Islands and include directors, certain executive officers and principal shareholders. The restrictions on resales by an affiliate extend also to certain related parties of the affiliate, including spouses, relatives and spouse’s relatives who in each case have the same home as the affiliate.

The merger agreement requires Islands to use its best efforts to cause each of its affiliates to deliver a written affiliate agreement to Ameris to the effect generally that the affiliate will not offer or otherwise dispose of any shares of Ameris stock owned by the affiliate, except in compliance with the Securities Act and the rules and regulations issued thereunder. The description of the affiliate agreement is qualified by reference to the complete text of the affiliate agreement, which is an exhibit to the merger agreement attached as APPENDIX A to this proxy statement/prospectus.

INTERESTS OF ISLANDS’ DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

GENERAL

You should be aware of potential conflicts of interest of, and the benefits available to, certain Islands directors and executive officers. These directors and executive officers may be deemed to have interests in the merger that are different from, or in addition to, their interests as Islands shareholders generally. These interests include, among others, employment agreements with certain employees of Islands, proposed employee benefits for those persons who become employees of an Ameris subsidiary after the merger and indemnification and insurance coverage. Islands’ board of directors was aware of these interests and considered them, in addition to other matters, in approving the merger agreement.

EMPLOYMENT AGREEMENTS

Islands Bank and John R. Perrill previously entered into a Contract of Employment dated as of November 17, 2005, pursuant to which Mr. Perrill serves as the Senior Loan Officer and Acting Chief Executive Officer of Islands Bank. This employment agreement, which has a term of five years expiring November 17, 2010, provides that Mr. Perrill will receive a minimum base salary annually of $135,000. The agreement also provides that Mr. Perrill will participate in Islands Bank’s salary and bonus incentive plan and will receive other fringe benefits similar to those provided to other employees of Islands Bank. In addition, under the agreement, if Islands Bank is sold within a five-year period beginning on the date of the agreement, Mr. Perrill is entitled to two years severance pay upon the change in control unless he is provided continued employment under the same or substantially similar terms and conditions as those provided in his employment agreement. Pursuant to the employment agreement, Mr. Perrill will serve as Senior Loan Officer of Islands Bank once a chief executive officer of Islands Bank has been named.

After the proposed merger of Islands and Ameris and the concurrent merger of Islands Bank into American Banking Company, American Banking Company will assume Mr. Perrill’s existing employment agreement and Mr. Perrill will serve as senior credit officer of American Banking Company’s operations in Beaufort, South Carolina pursuant to the agreement. Because Mr. Perrill’s employment will continue, he will not be entitled to severance pay.

INDEMNIFICATION AND INSURANCE

Ameris has agreed that all rights to indemnification and all limitations of liability existing in favor of officers and directors of Islands and Islands Bank as provided in their respective Articles of Incorporation and Bylaws as in effect on August 15, 2006 with respect to matters occurring prior to or at the effective time of the merger will survive the merger. In addition, Ameris has agreed to cause, for a period of three years following the effective time of the merger, the officers and directors of Islands to be covered by directors’ and officers’ liability insurance comparable to that maintained by Islands prior to the merger with carriers comparable to Islands’ existing carrier and containing terms and conditions no less advantageous in any material respect to the officers and directors of Islands. Ameris is not, however, required to expend in any one year an amount in excess of 150% of the current annual premiums paid by Islands for its directors’ and officers’ liability insurance.

OTHER INTERESTS

Solely to facilitate the merger negotiations with Ameris, Islands has entered into a Settlement Agreement and Release with William B. Gossett, its former chief executive officer. The settlement agreement is conditioned upon the consummation of the merger, provides for the payment of $295,000 to Mr. Gossett, $18,863.82 for his attorney’s fees and contains mutual releases. This payment to Mr. Gossett will settle Mr. Gossett’s claim against Islands and Islands Bank, which alleged that Islands and Islands Bank did not have cause to terminate Mr. Gossett’s employment.

DESCRIPTION OF AMERIS CAPITAL STOCK

GENERAL

Ameris’s authorized capital stock consists of 30,000,000 shares of common stock, $1.00 par value per share, of which 13,033,193 shares were issued and outstanding as of November 2, 2006, and 5,000,000 shares of preferred stock, none of which are issued and outstanding. Ameris has reserved 1,020,000 shares of Ameris common stock for issuance pursuant to outstanding options to purchase such shares.

COMMON STOCK

The holders of Ameris common stock are entitled to receive dividends when, as and if declared by Ameris’s board of directors and paid by Ameris out of funds legally available therefor and to share ratably in the assets of Ameris available for distribution after the payment of all prior claims in the event of any liquidation, dissolution or winding-up of Ameris. All outstanding shares of Ameris common stock are duly authorized and validly issued, fully paid and nonassessable.

Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to each of its subsidiary banks and to commit resources to support each such bank. Consistent with this policy, the Federal Reserve Board has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends, unless the available net income of the bank holding company is sufficient to fully fund the dividends and the prospective rate of earnings retention appears to be consistent with its capital needs, asset quality and overall financial condition.

The ability of Ameris to pay cash dividends is currently influenced, and in the future could be further influenced, by bank regulatory policies or agreements and by capital guidelines. Accordingly, the actual amount and timing of future dividends, if any, will depend on, among other things, future earnings, the financial condition of Ameris and each of its subsidiary banks, the amount of cash on hand at the holding company level, outstanding debt obligations, if any, and the requirements imposed by regulatory authorities.

Holders of Ameris common stock are entitled to one vote per share on all matters requiring a vote of shareholders. The Ameris common stock does not have cumulative voting rights, which means that the holders of more than 50% of the outstanding Ameris common stock voting for the election of directors can elect 100% of the directors if they choose to do so. In such event, the holders of the remaining Ameris common stock will not be able to elect any of the directors.

PREFERRED STOCK

No shares of Ameris preferred stock have been issued. Ameris’s board of directors is authorized to issue the Ameris preferred stock, without shareholder approval, in one or more series and to fix and determine, among other things: the dividend payable with respect to such shares of Ameris preferred stock, including whether and in what manner such dividend shall be accumulated; whether such shares shall be redeemable and, if so, the prices, terms and conditions of such redemption; the amount payable on such shares in the event of voluntary or involuntary liquidation; the nature of any purchase, retirement or sinking fund provisions; the nature of any conversion rights with respect to such shares; and the extent of the voting rights, if any, of such shares. Certain of such rights may, under certain circumstances, adversely affect the rights or interests of holders of Ameris common stock. In addition, the Ameris preferred stock may be issued as a defensive device to thwart an attempted hostile takeover of Ameris.

LIMITATION OF DIRECTORS’ LIABILITY

Ameris’s Articles of Incorporation provide that no director of Ameris shall be liable to Ameris or its shareholders for monetary damages for breach of the duty of care or other duty as a director, except for liability:

•	for any appropriation, in violation of the director’s duties, of any business opportunity of Ameris;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	in respect of certain unlawful dividend payments or stock redemptions or repurchases; or

•	for any transaction from which the director derived an improper personal benefit.

The effect of these provisions is to eliminate the rights of Ameris and its shareholders (through shareholders’ derivative suits on behalf of Ameris) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Ameris pursuant to the foregoing, Ameris has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

CERTAIN ANTITAKEOVER PROVISIONS

The issuance of shares of Ameris common stock or Ameris preferred stock may place Ameris in a position to deter a future takeover attempt that some shareholders may favor. In the event of a proposed merger, tender offer or other attempt to gain control of Ameris, it will be possible for Ameris’s board of directors to authorize the issuance of Ameris preferred stock to impede completion of the proposed merger, tender offer or other attempt to gain control. Ameris’s board of directors, however, did not consider the potential deterrent as a reason for establishing the number of its authorized shares.

Ameris’s Articles of Incorporation provide that Ameris’s board of directors be divided into three classes of directors as nearly equal in number as possible. At each annual meeting of shareholders, one class of directors is elected for a three-year term. Classification of directors has the effect of making it more difficult for shareholders to change the composition of Ameris’s board of directors. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in the majority of Ameris’s board of directors. Such classification provisions, therefore, could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of Ameris.

On February 23, 1998, Ameris’s board of directors declared a dividend distribution of one preferred share purchase right on each outstanding share of its common stock. The purchase rights are designed to assure that all Ameris shareholders receive fair and equal treatment in the event of any proposed takeover of Ameris and to guard against partial tender offers, squeeze-outs, open market accumulations and other abusive tactics to gain control of Ameris without paying all Ameris shareholders the full value of their investment. The purchase rights will not prevent a takeover; however, they should encourage anyone seeking to acquire Ameris to negotiate with Ameris’s board of directors prior to attempting a takeover.

TRANSFER AGENT

Computershare currently acts as the transfer agent for the Ameris common stock.

SUPERVISION AND REGULATION

The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain specific information relevant to Ameris and Islands. A change in applicable statutes, regulations or regulatory policy may have a material effect on the business of Ameris.

GENERAL

Ameris and Islands are both bank holding companies registered with the Federal Reserve Board under The Bank Holding Company Act. As a result, our companies are subject to the supervision, examination and reporting requirements of that act and the regulations of the Federal Reserve Board. Additionally, Islands is subject to regulation by the South Carolina Board of Financial Institutions under the South Carolina Banking and Branching Efficiency Act, and Ameris is subject to regulation by the Georgia Department of Banking and Finance under the Georgia Bank Holding Company Act. Ameris’s subsidiary banks are chartered in Georgia and Florida, and Islands’ subsidiary bank is a national bank. Each of our bank subsidiaries is insured by the FDIC to the full extent permitted by law. As a result, Islands’ subsidiary bank is subject to the supervision, examination and reporting requirements of the OCC and the FDIC, while Ameris’s subsidiary banks are subject to the supervision, examination and reporting requirements of the Georgia Department of Banking and Finance, the Florida Department of Banking and Finance and the FDIC.

The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before:

•	it may acquire direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the voting shares of the bank;

•	it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or

•	it may merge or consolidate with any other bank holding company.

The Bank Holding Company Act further provides that the Federal Reserve Board may not approve any transaction that would result in a monopoly or that would substantially lessen competition in the banking business, unless the public interest in meeting the needs of the communities to be served outweighs the anti-competitive effects. The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks involved and the convenience and needs of the communities to be served. Consideration of financial resources generally focuses on capital adequacy, and consideration of convenience and needs issues focuses, in part, on the performance under The Community Reinvestment Act of 1977, both of which are discussed in more detail below.

The Bank Holding Company Act generally prohibits a bank holding company from engaging in activities other than:

•	banking;

•	managing or controlling banks or other permissible subsidiaries; and

•	acquiring or retaining direct or indirect control of any company engaged in any activities other than activities closely related to banking or managing or controlling banks.

The activities in which holding companies and their affiliates are permitted to engage were substantially expanded by The Gramm-Leach-Bliley Act, which was enacted into law in 1999. The Gramm-Leach-Bliley Act repeals the anti-affiliation provisions of The Glass-Steagall Act to permit the common ownership of commercial banks, investment banks and insurance companies. The Gramm-Leach-Bliley Act also amends The Bank Holding Company Act to permit a financial holding company to, among other things, engage in any activity that the Federal Reserve Board determines to be (i) financial in nature or incidental to such financial activity or (ii) complementary to a financial activity and not a substantial risk to the safety and soundness of depository institutions or the financial system generally. The Federal Reserve Board must consult with the Secretary of the Treasury in determining whether an activity is financial in nature or incidental to a financial activity. Holding companies may continue to own companies conducting activities which had been approved by federal order or regulation on the day before The Gramm-Leach-Bliley Act was enacted. Effective August 24, 2000, Ameris became a financial holding company.

In determining whether a particular activity is permissible, the Federal Reserve Board considers whether performing the activity can be expected to produce benefits to the public that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The Federal Reserve Board has the power to order a bank holding company or its subsidiaries to terminate any activity or control of any subsidiary when the continuation of the activity or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company.

Our banks are also subject to numerous state and federal statutes and regulations that affect their business, activities and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies. Islands subsidiary bank is subject to regulation, supervision and examination by the OCC and the FDIC, and Ameris’s subsidiary banks are subject to regulation, supervision and examination by the FDIC, the Georgia Department of Banking and Finance and the Florida Department of Banking and Finance. These regulatory agencies regularly examine the operations of our banks and are given the authority to approve or disapprove mergers, consolidations, the establishment of branches and similar corporate actions. These regulatory agencies also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

PAYMENT OF DIVIDENDS

Ameris and Islands are legal entities separate and distinct from their bank subsidiaries. Substantially all of Ameris’s and Islands’ revenues result from amounts paid as dividends to Ameris and Islands by their subsidiary banks. Our banking subsidiaries are subject to statutory and regulatory limitations on the payment of dividends to Ameris and Islands. Ameris and Islands are also subject to statutory and regulatory limitations on dividend payments to their shareholders.

If, in the opinion of the federal banking regulators, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, the regulatory authority may require, after notice and hearing, that the institution cease and desist from the practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. The federal agencies have also issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings. See the section entitled “Supervision and Regulation—Prompt Corrective Action” at page 51.

The Georgia Financial Institutions Code and the Georgia Department of Banking and Finance’s regulations provide:

•	that dividends of cash or property may be paid only out of the bank’s retained earnings;

•	that dividends may not be paid if the banks’ paid-in capital and retained earnings which are set aside for dividend payment and other distributions do not, in combination, equal at least 20% of the bank’s capital stock; and

•	that dividends may not be paid without prior approval of the Georgia Department of Banking and Finance if

•	the bank’s total classified assets at its most recent examination exceed 80% of its equity capital;

•	the aggregate amount of dividends to be declared exceeds 50% of the bank’s net profits after taxes but before dividends for the previous calendar year; or

•	the ratio of equity capital to total adjusted assets is less than 6%.

The payment of dividends by our bank holding companies and our subsidiaries may also be affected or limited by other factors, such as a requirement by a regulatory agency to maintain adequate capital above regulatory guidelines.

FINANCIAL RELATIONSHIP BETWEEN AMERIS AND ISLANDS AND THEIR SUBSIDIARIES

There are also various legal restrictions on the extent to which Ameris or Islands can borrow or otherwise obtain credit from their banking subsidiaries. In general, these restrictions require that any such extensions of credit must be secured by designated amounts of specified collateral and are limited to 10% of any banking subsidiary’s capital stock and surplus.

Under Federal Reserve Board policy, Ameris and Islands are expected to act as a source of financial strength to their banking subsidiaries and to commit resources to support each banking subsidiary. This support may be required at times when, absent such Federal Reserve Board policy, Ameris or Islands may not find itself willing or able to provide it.

Any capital loans by a bank holding company to a subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of the subsidiary bank. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

CAPITAL ADEQUACY

Ameris and Islands must comply with the Federal Reserve Board’s established capital adequacy standards, and our subsidiary banks are required to comply with the capital adequacy standards established by the FDIC. The Federal Reserve Board has promulgated two basic measures of capital adequacy for bank holding companies: a risk-based measure and a leverage measure. A bank holding company must satisfy all applicable capital standards to be considered in compliance.

The risk-based capital standards are designed to:

•	make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies;

•	account for off-balance-sheet exposure; and

•	minimize disincentives for holding liquid assets.

Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

The minimum guideline for the ratio of total capital to risk-weighted assets is 8.0%. At least half of total capital must be comprised of Tier 1 Capital, which is common stock, undivided profits, minority interests in the equity accounts of consolidated subsidiaries and noncumulative perpetual preferred stock, less goodwill and certain other intangible assets. The remainder may consist of Tier 2 Capital, which is subordinated debt, other preferred stock and a limited amount of loan loss reserves. At September 30, 2006, Ameris’s total risk-based capital ratio and its Tier 1 risk-based capital ratio were 12.42% and 10.87%, respectively. On an Ameris and Islands combined basis such ratios at September 30, 2006, would have been approximately 12.11% and 10.57%, respectively.

In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3.0% for bank holding companies that meet specified criteria. All other bank holding companies generally are required to maintain a minimum leverage ratio of 4.00%. Ameris’s ratio at September 30, 2006 was 8.47%. On an Ameris and Islands combined basis, such ratio at September 30, 2006 would have been 8.27%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve Board has indicated that it will consider a “tangible Tier 1 Capital leverage ratio” and other indicia of capital strength in evaluating proposals for expansion or new activities. The Federal Reserve Board has not advised Ameris of any specific minimum leverage ratio or tangible Tier 1 Capital leverage ratio applicable to it.

Ameris’s and Islands’ subsidiary banks are subject to risk-based and leverage capital requirements adopted by the FDIC and the OCC which are substantially similar to those adopted by the Federal Reserve Board for bank holding companies. Our banks were in compliance with applicable minimum capital requirements as of September 30, 2006.

Neither of our bank holding companies nor any of our bank subsidiaries has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.

Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on taking brokered deposits, and certain other restrictions on its business. As described below, the FDIC can impose substantial additional restrictions upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See the section entitled “Supervision and Regulation—Prompt Corrective Action” at page 51.

PROMPT CORRECTIVE ACTION

The Federal Deposit Insurance Act, among other things, requires the federal regulatory agencies to take “prompt corrective action” if a depository institution does not meet minimum capital requirements. The FDI Act establishes five capital tiers: “well capitalized”, “adequately capitalized”, “undercapitalized”, “significantly undercapitalized” and “critically undercapitalized.” A depository institution’s capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation.

The federal bank regulatory agencies have adopted regulations establishing relevant capital measures and relevant capital levels applicable to FDIC-insured banks. The relevant capital measures are the Total Capital ratio, Tier 1 Capital ratio and the leverage ratio. Under the regulations, a FDIC-insured bank will be:

•	“well capitalized” if it has a Total Capital ratio of 10% or greater, a Tier 1 Capital ratio of 6% or greater and a leverage ratio of 5% or greater and is not subject to any order or written directive by the appropriate regulatory authority to meet and maintain a specific capital level for any capital measure;

•	“adequately capitalized” if it has a Total Capital ratio of 8% or greater, a Tier 1 Capital ratio of 4% or greater and a leverage ratio of 4% or greater (3% in certain circumstances) and is not “well capitalized”;

•	“undercapitalized” if it has a Total Capital ratio of less than 8%, a Tier 1 Capital ratio of less than 4% or a leverage ratio of less than 4% (3% in certain circumstances);

•	“significantly undercapitalized” if it has a Total Capital ratio of less than 6%, a Tier 1 Capital ratio of less than 3% or a leverage ratio of less than 3%; and

•	“critically undercapitalized” if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

An institution may be downgraded to, or deemed to be in, a capital category that is lower than is indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. As of September 30, 2006, Ameris’s subsidiary banks had capital levels that qualify each as being “well capitalized”, and Islands Bank had a capital level that qualifies as being “well capitalized.”

An FDIC-insured bank is generally prohibited from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the bank would thereafter be “undercapitalized.” “Undercapitalized” banks are subject to growth limitations and are required to submit a capital restoration plan. The federal regulators may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the bank’s capital. In addition, for a capital restoration plan to be acceptable, the bank’s parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of: (i) an amount equal to 5% of the bank’s total assets at the time it became “undercapitalized”; and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a bank fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.”

“Significantly undercapitalized” insured banks may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become “adequately capitalized”, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. “Critically undercapitalized” institutions are subject to the appointment of a receiver or conservator. A bank that is not “well capitalized” is subject to certain limitations relating to so-called “brokered” deposits.

COMMUNITY REINVESTMENT ACT

The Community Reinvestment Act requires federal bank regulatory agencies to encourage financial institutions to meet the credit needs of low- and moderate-income borrowers in their local communities. An institution’s size and business strategy determines the type of examination that it will receive. Large, retail-oriented institutions are examined using a performance-based lending, investment and service test. Small institutions are examined using a streamlined approach. All institutions may opt to be evaluated under a strategic plan formulated with community input and pre-approved by the bank regulatory agency.

The Community Reinvestment Act regulations provide for certain disclosure obligations. Each institution must post a notice advising the public of its right to comment to the institution and its regulator on the institution’s Community Reinvestment Act performance and to review the institution’s Community Reinvestment Act public file. Each lending institution must maintain for public inspection a public file that includes a listing of branch locations and services, a summary of lending activity, a map of its communities and any written comments from the public on its performance in meeting community credit needs. The Community Reinvestment Act requires public disclosure of a financial institution’s written Community Reinvestment Act evaluations. This promotes enforcement of Community Reinvestment Act requirements by providing the public with the status of a particular institution’s community reinvestment record.

The Gramm-Leach-Bliley Act makes various changes to The Community Reinvestment Act. Among other changes, Community Reinvestment Act agreements with private parties must be disclosed and annual Community Reinvestment Act reports must be made to a bank’s primary federal regulator. A bank holding company will not be permitted to become a financial holding company and no new activities authorized under the Gramm-Leach-Bliley Act may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a “satisfactory” Community Reinvestment Act rating in its latest Community Reinvestment Act examination.

PRIVACY

Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing personal financial information with nonaffiliated third parties except for third parties which market the institutions’ own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing through electronic mail to consumers.

FISCAL AND MONETARY POLICY

Banking is a business which depends on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank’s earnings. Thus, the earnings and growth of Ameris will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board. The Federal Reserve Board regulates the supply of money through various means, including open market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve Board and the reserve requirements on deposits. The nature and timing of any changes in such policies and their effect on Ameris cannot be predicted.

Current and future legislation and the policies established by federal and state regulatory authorities will affect Ameris’s future operations. Banking legislation and regulations may limit our growth and the return to our investors by restricting certain of our activities.

In addition, capital requirements could be changed and have the effect of restricting our activities or requiring additional capital to be maintained. We cannot predict what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on Ameris’s business.

INFORMATION ABOUT AMERIS

Financial and other information relating to Ameris, including information relating to Ameris’s current directors and executive officers, are set forth in Ameris’s 2005 Annual Report on Form 10-K, Ameris’s Definitive Proxy Statement for the 2006 Annual Meeting of Shareholders filed with the SEC on April 11, 2006, Ameris’s 2006 Quarterly Reports on Form 10-Q and Ameris’s 2006 Current Reports on Form 8-K, which are incorporated by reference herein and copies of which may be obtained from Ameris as indicated in the section entitled “Where You Can Get More Information” at page 65. See the section entitled “Incorporation of Certain Documents by Reference” at page 66.

Ameris is a bank holding company that engages, through its subsidiaries, in providing full banking services to customers of its subsidiary banks. Ameris is engaged in a full range of traditional banking, mortgage banking, investment and insurance services to individual and corporate customers at its 43 banking locations.

INFORMATION ABOUT ISLANDS

GENERAL

Islands is a South Carolina corporation that was incorporated on July 23, 1999 to organize and serve as the holding company for Islands Bank. Islands Bank began operations as a community bank on July 9, 2001 and emphasizes prompt, personalized customer service to the individuals and businesses located in Beaufort County, South Carolina, including the city of Beaufort, and its neighboring islands and communities.

Islands Bank operates as a full-service commercial bank. It offers personal and business checking accounts, money market accounts, savings accounts and various certificates of deposit and individual retirement accounts, as well as commercial, real estate, installment and other consumer loans. Islands Bank’s real estate loans include commercial real estate, construction and development and residential real estate loans. In addition, Islands Bank provides such services as cashier’s checks, safe-deposit boxes, traveler’s checks, banking by mail, online banking and billpay, direct deposit and U.S. Savings Bonds. Islands Bank also offers MasterCard(R) and Visa(R) credit card services through a correspondent bank as an agent.

MARKET AREA AND COMPETITION

Islands’ primary market area consists of a large portion of Beaufort County, which includes the city of Beaufort and the adjacent communities of Port Royal and Burton. It also includes the islands that are northeast of the Broad River and south of the Coosaw River. Some of the major islands in Islands’ market area are Lady’s Island, Fripp Island, Parris Island, St. Helena Island, Hunting Island, Port Royal Island, Dataw Island and Harbor Island. The city of Beaufort serves as the commercial and retail center for communities in the southern corner of South Carolina and is considered a key economic focal point of the Beaufort County area.

Islands Bank competes with other commercial banks, savings and loan associations, credit unions, money market mutual funds and other financial institutions conducting business in the Beaufort County market and elsewhere. Many of Islands Bank’s competitors have equal or greater financial or banking related resources than Islands and Islands Bank. These competitors offer the same or similar products and services as Islands Bank. Currently, Islands Bank’s three largest competitors in terms of market share are Wachovia Bank, N.A., Bank of America, N.A. and South Carolina Bank & Trust, N.A.

Islands Bank operates a loan production office near the Citadel Mall in Charleston, South Carolina. This limited service office does not accept deposits and offers small business loans guaranteed by the U.S. Small Business Administration.

LENDING SERVICES

Lending Policy. Islands Bank offers a full range of lending products, including commercial, real estate and consumer loans to individuals and small and medium-sized businesses and professional concerns. Islands Bank’s loan portfolio is allocated approximately as follows:

Loan Classification	Percentage
Real estate loans	86%
Consumer loans	10%
Commercial loans	4%

Loan Approval and Review. Islands Bank has established loan approval policies that provide for various levels of officer lending authority. When the amount of total loans to a single borrower exceeds that individual officer’s lending authority, an officer with a higher lending limit or Islands Bank’s Loan Committee determines whether to approve the loan request. Islands Bank does not make any loans to any of its directors or executive officers unless its board of directors approves the loan, and the terms of the loan are no more favorable than would be available to any other applicant.

Lending Limits. Islands Bank’s lending activities are subject to a variety of lending limits imposed by federal law. Different limits apply in certain circumstances based on the type of loan or the nature of the borrower, including the borrower’s relationship to Islands Bank. In general, however, Islands Bank may loan any one borrower a maximum amount equal to either of the following:

•	15% of Islands Bank’s capital and surplus; or

•	25% of its capital and surplus if the amount that exceeds 15% is fully secured by readily marketable collateral.

Islands Bank has not established any minimum or maximum loan limits other than the statutory lending limits described above. Islands Bank may sell loan participations to other financial institutions in order to meet the lending needs of loan customers requiring extensions of credit above Islands Bank’s limits.

Credit Risks. The principal economic risk associated with each category of loans that Islands Bank makes is the creditworthiness of the borrower. Borrower creditworthiness is affected by general economic conditions and the strength of the relevant business market segment. General economic factors affecting a borrower’s ability to repay include interest, inflation and employment rates, as well as other factors affecting a borrower’s customers, suppliers and employees.

Real Estate Loans. Islands Bank makes commercial real estate loans, construction and development loans, and residential real estate loans. These loans include commercial loans where Islands Bank takes a security interest in real estate out of an abundance of caution and not as the principal collateral for the loan, but excludes home equity loans, which are classified as consumer loans. Islands Bank competes for real estate loans with competitors who are well established in the Beaufort County area and have greater resources and lending limits. As a result, it may have to charge lower interest rates to attract borrowers.

•	Commercial Real Estate. Islands Bank offers commercial real estate loans to developers of both commercial and residential properties. Islands Bank manages its credit risk by actively monitoring such measures as advance rate, cash flow, collateral value and other appropriate credit factors. Risks associated with commercial real estate loans include the general risk of the failure of each commercial borrower, which will be different for each type of business and commercial entity. Islands Bank evaluates each business on an individual basis and attempt to determine its business risks and credit profile. Management attempts to reduce credit risks in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio, established by independent appraisals, does not exceed 80%. In addition, we may also require personal guarantees of the principal owners.

•

Construction and Development Loans. Construction and development loans are made both on a pre-sold and speculative basis. If the borrower has entered into an arrangement to sell the property prior to beginning construction, the loan is considered to be on a pre-sold basis. If the borrower has not entered into an agreement to sell the property prior to beginning construction, the loan is considered to be on a speculative basis. Residential and commercial construction loans are made to builders and developers and to consumers who wish to build their own home. The term of construction and development loans generally are limited to 18 months, although payments may be structured on a longer amortization basis. The ratio of the loan principal to the value of the collateral as established by independent appraisal does not exceed 75%. Speculative loans are based on the borrower’s financial strength and cash flow position. Loan proceeds are disbursed based on the percentage of completion and only after the project has been inspected by an experienced construction lender or appraiser. These loans generally command higher rates and fees commensurate with the risks warranted in the construction lending field. The risk in construction lending depends upon the performance of the builder in building the project to the plans and specifications of the borrower and Islands Bank’s ability to administer and control all phases of the construction disbursements. Upon completion of the construction, management anticipates that the mortgage will be converted to a permanent loan and may be sold to an investor in the secondary mortgage market.

•	Residential Real Estate Loans. Residential real estate loans are made to qualified individuals for the purchase of existing single-family residences in Islands primary market area. These loans conform to Islands Bank’s appraisal policy and real estate lending policy which detail maximum loan-to-value ratios and maturities. Management believes these loan-to-value ratios are sufficient to compensate for fluctuations in real estate market value and to minimize losses that could result from a downturn in the residential real estate market. Mortgage loans that do not conform to Islands Bank’s policies are sold in the secondary markets. The risk of these loans depends on the salability of the loan to national investors and on interest rate changes. Islands Bank limits interest rate risk and credit risk on these loans by locking in the interest rate for each loan with the secondary market investor and receiving the investor’s underwriting approval before originating the loan. Islands Bank retains loans for its portfolio when it has sufficient liquidity to fund the needs of the established customers and when rates are favorable to retain the loans. The loan underwriting standards and policies are generally the same for both loans sold in the secondary market and those retained in Islands Bank’s portfolio.

Consumer and Installment Loans. Consumer loans include lines of credit and term loans secured by second mortgages on the residences of borrowers for a variety of purposes, including home improvements, education and other personal expenditures. Consumer loans also include installment loans to individuals for personal, family and household purposes, including automobile loans to individuals and pre-approved lines of credit. Consumer loans generally involve more risk than first mortgage loans because the collateral for a defaulted loan may not provide an adequate source of repayment of the principal due to damage to the collateral or other loss of value while the remaining deficiency often does not warrant further collection efforts. In addition, consumer loan performance depends upon the borrower’s continued financial stability and is, therefore, more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Various federal and state laws also limit the amount that can be recovered.

Commercial Loans. Commercial lending activities are directed principally toward businesses whose demand for funds falls within Islands Bank’s anticipated lending limits. This category of loans includes loans made to individuals, partnerships, and corporate borrowers. The loans are obtained for a variety of business purposes. Particular emphasis is placed on loans to small to medium-sized professional firms, retail and wholesale businesses, light industry and manufacturing concerns operating in and around the primary market area. Islands Bank considers “small businesses” to include commercial, professional and retail businesses with annual gross sales of less than $15 million or annual operating costs of less than $3 million. Within small business lending, Islands Bank focuses on niches in the market and offers small business loans utilizing government enhancements, such as the Small Business Administration’s 7(a) program. The types of commercial and small business loans provided include principally term loans with variable interest rates secured by equipment, inventory, receivables and real estate, as well as secured and unsecured working capital lines of credit. Risks of these types of loans depend on the general business conditions of the local economy and the local business borrower’s ability to sell its products and services in order to generate sufficient business profits to repay the loan under the agreed upon terms and conditions. Personal guarantees may be obtained from the principals of business borrowers and third parties to further support the borrower’s ability to service the debt and reduce the risk of nonpayment.

Investments. In addition to loans, Islands Bank makes other investments, primarily in obligations of the United States or obligations guaranteed as to principal and interest by the United States and other taxable securities. No investment held by Islands Bank exceeds any applicable limitation imposed by law or regulation. Islands Bank’s asset and liability management committee reviews the investment portfolio on an ongoing basis to ascertain investment profitability and to verify compliance with its investment policies.

Deposits. Islands Bank offers a full range of interest-bearing and noninterest-bearing accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposits. All deposit accounts are insured by the FDIC up to the maximum amount permitted by law. Islands Bank’s transaction accounts and time certificates are tailored to its principal market area at competitive rates. The sources of deposits are residents, businesses and employees of businesses within Islands Bank’s primary market area. These deposits are obtained through personal solicitation by Islands Bank’s officers and directors, direct mail solicitations, and advertisements published in the local media.

Asset and Liability Management. Islands Bank’s primary assets consists of its loan portfolio and its investment accounts. Its liabilities consist primarily of its deposits. Management’s objective is to support asset growth primarily through growth of core deposits, which include deposits of all categories made by individuals, partnerships, corporations and other entities. Consistent with the requirements of prudent banking necessary to maintain liquidity, management seeks to match maturities and rates of loans and the investment portfolio with those of deposits, although exact matching is not always possible. Management seeks to invest the largest portion of Islands Bank’s assets in real estate, consumer and commercial loans. Islands Bank’s investment account consists primarily of marketable securities of the United States Government and federal agencies, generally with varied maturities.

Islands Bank’s asset/liability mix is monitored on a regular basis with a monthly report detailing interest-sensitive assets and interest-sensitive liabilities prepared and presented to the board of directors. The objective of this policy is to control interest-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on Islands Bank’s earnings.

EMPLOYEES

At September 30, 2006, Islands and Islands Bank employed 18 full-time employees and two part-time employees. Islands Bancorp does not have any employees other than its officers who are also employees of Islands Bank. Islands considers its relationship with its employees to be excellent.

COMPARATIVE RIGHTS OF SHAREHOLDERS

Upon consummation of the merger, shareholders of Islands (other than those shareholders receiving only cash for their shares of Islands common stock, including shareholders exercising dissenters’ rights) will automatically become shareholders of Ameris. The rights of a holder of Ameris common stock are similar in some respects and different in other respects from the rights of a holder of Islands common stock. The rights of Islands shareholders are currently governed by the South Carolina Business Corporation Act of 1988 and the Articles of Incorporation and Bylaws of Islands. The rights of Ameris shareholders are governed by the Georgia Business Corporation Code and the Articles of Incorporation and Bylaws of Ameris.

The following is a summary of certain material differences in the rights of holders of Ameris and Islands common stock. The summary is necessarily general, and it is not intended to be a complete statement of all differences affecting the rights of shareholders and respective entities. It is qualified in its entirety by reference to the Georgia Business Corporation Code, the South Carolina Business Corporation Act of 1988 and the Articles of Incorporation and Bylaws of each corporation. Islands shareholders should consult with their own legal counsel with respect to specific differences and changes in their rights as shareholders which will result from the proposed merger.

LIQUIDITY AND MARKETABILITY

Ameris. All of the 13,033,193 issued and outstanding shares of Ameris common stock are freely tradeable, except for approximately 766,461 shares held by “affiliates” of Ameris, as such term is defined in Rule 144 under the Securities Act, which shares may only be sold pursuant to an effective registration statement under the Securities Act or in compliance with Rule 144 or another applicable exemption from the registration requirements of the Securities Act. Ameris common stock is traded on the Nasdaq Global Select Market under the symbol “ABCB.”

Islands. All of the 740,260 issued and outstanding shares of Islands common stock are freely tradeable, except for approximately 252,818 shares held by “affiliates” of Islands, which shares may only be sold pursuant to an effective registration statement under the Securities Act or in compliance with Rule 144 or another applicable exemption from the registration requirements of the Securities Act. There is no established trading market for Islands’ common stock.

REPORTING REQUIREMENTS

Ameris and Islands. Both Ameris and Islands are reporting companies that file annual and quarterly financial reports with the SEC. Ameris also files certain reports with the Federal Reserve Board and the Georgia Department of Banking and Finance, and Islands files certain reports with the Federal Reserve Board and the South Carolina Board of Financial Institutions.

PREEMPTIVE, VOTING AND LIQUIDATION RIGHTS

Ameris. The Ameris common stock does not have preemptive rights. Each share of Ameris common stock has the right to cast one vote on all matters voted upon by the Ameris shareholders.

Under the Georgia Business Corporation Code, a majority of the outstanding shares entitled to vote must approve any dissolution or liquidation of a corporation, unless the articles of incorporation or bylaws require a greater vote. Neither Ameris’s Articles of Incorporation nor its Bylaws imposes any such requirement.

Islands. Like Ameris common stock, the Islands common stock does not have preemptive rights, and each share of Islands common stock has the right to cast one vote on all matters voted upon by the Islands shareholders.

Under the South Carolina Business Corporation Act of 1988, two-thirds of the outstanding shares entitled to vote must approve any dissolution or liquidation of a corporation, unless the articles of incorporation or bylaws requires a higher vote or a lower vote, which may not be less than a majority of the outstanding shares entitled to vote. Neither Islands’ Articles of Incorporation nor its Bylaws imposes a different requirement.

MERGERS, CONSOLIDATIONS AND SALES OF ASSETS

Ameris. Under the Georgia Business Corporation Code, a merger (other than a merger of a subsidiary in which the parent owns at least 90% of each class of outstanding stock), a disposition of all or substantially all of a corporation’s property and a share exchange generally must be approved by a majority of the outstanding shares entitled to vote, unless the articles of incorporation or bylaws requires otherwise. Neither Ameris’s Articles of Incorporation nor its Bylaws imposes any such requirement.

Islands. Under the South Carolina Business Corporation Act of 1988, a merger (other than a merger of a subsidiary in which the parent owns at least 90% of each class of outstanding stock), a disposition of all or substantially all of a corporation’s property and a share exchange generally must be approved by at least two-thirds of the outstanding shares entitled to vote, unless the articles of incorporation or bylaws requires a higher vote or a lower vote, which may not be less than a majority of the outstanding shares entitled to vote. Neither Islands’ Articles of Incorporation nor its Bylaws imposes a different requirement.

DISSENTERS’ RIGHTS

Ameris. Under the Georgia Business Corporation Code, a shareholder of a corporation participating in certain transactions may, under certain circumstances, receive the fair value of his or her shares in cash, in lieu of the consideration he or she would otherwise have received in the transaction. The Georgia Business Corporation Code recognizes dissenters’ rights in connection with mergers, share exchanges, sales of all or substantially all of the corporation’s property and certain amendments to the articles of incorporation that materially and adversely affect a shareholder’s rights. Appraisal rights are not available (unless otherwise provided in the corporation’s articles of incorporation): (i) if the shares of the corporation are listed on a national securities exchange or held of record by more than 2,000 shareholders, and shareholders by the terms of the merger or consolidation are not required to accept in exchange for their shares anything other than shares of stock of the surviving or resulting corporation, or shares of stock of any other corporation listed on a national securities exchange or held of record by more than 2,000 stockholders, other than cash in lieu of fractional shares of stock; or (ii) in a merger if the corporation is the surviving corporation and no vote of its shareholders thereon is required. Under the Georgia Business Corporation Code, shareholders of Ameris are not entitled to dissenters’ rights with respect to the proposed merger.

Islands. Holders of Islands common stock have dissenters’ rights with respect to the proposed merger. See the section entitled “Statutory Provisions for Dissenting Shareholders” at page 42.

TAXATION

Ameris and Islands. Ameris and Islands are both taxable entities under the Code and are taxed on their respective income and entitled to the deductions allowed under the Internal Revenue Code. A sale of Ameris common stock or Islands common stock will normally result in a capital gain or loss for federal income tax purposes. Shareholders of Ameris or Islands who receive dividends are expected to receive a copy of Form 1099 filed with the Internal Revenue Service prior to January 31 of the following year.

DISTRIBUTIONS

Ameris and Islands. The holders of Ameris common stock and Islands common stock are entitled to receive dividends when, as and if declared by Ameris’s board of directors and Islands’ board of directors, respectively, and paid by Ameris and Islands, respectively, out of funds legally available therefor. Under Federal Reserve

Board policy, a bank holding company is expected to act as a source of financial strength to each of its subsidiary banks and to commit resources to support each such bank. Consistent with this policy, the Federal Reserve Board has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless the available net income of the bank holding company is sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with its capital needs, asset quality and overall financial condition. The ability of Ameris and Islands to pay cash dividends is currently influenced, and in the future could be further influenced, by bank regulatory policies or agreements and by capital guidelines. Accordingly, the actual amount and timing of future dividends, if any, will depend on, among other things, future earnings, the financial condition of Ameris and Islands and each of their respective subsidiary banks, the amount of cash on hand at the holding company level, outstanding debt obligations, if any, and the requirements imposed by regulatory authorities.

LIABILITY

Ameris and Islands. Neither the Ameris shareholders nor the Islands shareholders are personally liable for the obligations of Ameris or Islands, respectively.

ASSESSMENTS

Ameris and Islands. All issued and outstanding shares of Ameris common stock and Islands common stock are fully paid and nonassessable.

FIDUCIARY DUTIES

Ameris and Islands. Ameris’s Articles of Incorporation and Islands’ Articles of Incorporation each provide that, with certain exceptions, officers and directors are not liable to Ameris or Islands, respectively, or their respective shareholders for monetary damages for breach of their fiduciary duty of care.

INDEMNIFICATION

Ameris. The Georgia Business Corporation Code permits a corporation to indemnify a director if the director seeking indemnification acted in a manner he or she believed in good faith to be in or not opposed to the best interest of the corporation and, in the case of any criminal proceedings, that he or she had no reasonable cause to believe his conduct was unlawful, provided that indemnification in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. Ameris’s Articles of Incorporation provide that no director shall be personally liable to Ameris or its shareholders for monetary damages for any breach of the duty of care or other duty as a director, except that such liability shall not be eliminated: (i) for any appropriation, in violation of a director’s duties, of any business opportunity of the corporation; (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) for certain unlawful distributions; or (iv) for any transaction from which the director derived an improper personal benefit.

Islands. Like the Georgia Business Corporation Code, the South Carolina Business Corporation Act of 1988 permits a corporation to indemnify a director if the director seeking indemnification acted in a manner he or she believed in good faith to be in or not opposed to the best interest of the corporation and, in the case of any criminal proceedings, that he or she had no reasonable cause to believe his conduct was unlawful, provided that indemnification in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. Islands’ Articles of Incorporation provide that no director shall be personally liable to Islands or its shareholders for monetary damages for any breach of the duty of care or other duty as a director, except that such liability shall not be eliminated: (i) for any appropriation, in violation of a director’s duties, of any business opportunity of the corporation; (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) for certain unlawful distributions; or (iv) for any transaction from which the director derived an improper personal benefit.

MANAGEMENT

Ameris and Islands. The business and affairs of Ameris and Islands are managed by or under the direction of each company’s board of directors. Ameris and Islands have a provision in their respective Articles of Incorporation for a staggered board, and each director is elected every third year at the annual meeting of shareholders and may be removed and replaced, with or without cause, by a majority vote of the shareholders at any meeting of such holders.

SPECIAL MEETINGS

Ameris. Special meetings of the Ameris shareholders may be called at any time by Ameris’s Chairman of the Board, Vice Chairman of the Board, President, Secretary or a majority of the directors of Ameris. Special meetings of the Ameris shareholders also shall be called upon the written request of the holders of 50% or more of all shares of capital stock of Ameris entitled to vote in an election of directors.

Islands. Special meetings of the Island shareholders may be called at any time by Islands’ Chairman of the Board or by a majority of the directors of Islands. Special meetings of the Islands shareholders also shall be called upon the written request of the holders of 50% or more of all shares of capital stock of Islands entitled to vote in an election of directors.

RIGHT TO COMPEL DISSOLUTION

Ameris. Under the Georgia Business Corporation Code, the shareholders of Ameris may not compel the dissolution of Ameris without prior action by the board of directors proposing such dissolution.

Islands. Under the South Carolina Business Corporation Act of 1988, if shareholders of Islands holding at least 10% of any class of voting stock of Islands propose dissolution, then the board of directors of Islands must submit that proposal to the shareholders for their vote at the next possible special or annual meeting of Islands’ shareholders.

CONTINUITY OF EXISTENCE

Ameris and Islands. Ameris’s Articles of Incorporation and Islands’ Articles of Incorporation each provide for perpetual existence, subject to termination or dissolution provided by applicable law.

CERTAIN LEGAL RIGHTS

Ameris. The Georgia Business Corporation Code affords Ameris shareholders the right to bring a legal action on behalf of Ameris (a shareholder derivative action) to recover damages from a third party or an officer or director of Ameris if the Ameris shareholder was a shareholder of Ameris at the time of the act or omission complained of or became a shareholder through transfer by operation of law from one who was a shareholder at that time and fairly and adequately represents the interest of Ameris in enforcing its rights. In addition, a shareholder may not commence a derivative proceeding until a written demand has been made upon the corporation to take suitable action and 90 days have expired from the date the demand was made (unless the demand has been rejected by the corporation or irreparable injury to the corporation would result by waiting for the expiration of that 90-day period). In addition, Ameris shareholders may bring class actions to recover damages from directors for violations of their fiduciary duties.

Islands. Under the South Carolina Business Corporation Act of 1988, a shareholder derivative action may be maintained on behalf of Islands in federal and state court in accordance with applicable rules of civil procedure.

RIGHT TO LIST OF HOLDERS AND INSPECTION OF BOOKS AND RECORDS

Ameris. Under the Georgia Business Corporation Code, Ameris shareholders are generally entitled to inspect and copy Ameris’s Articles of Incorporation, Bylaws, shareholder resolutions, board of directors resolutions, lists of names and addresses of board members, all written communications to shareholders, lists of names and business addresses of current directors and officers and the annual registration filed with the Secretary of State of the State of Georgia. An Ameris shareholder must make a written request at least five business days in advance of such inspection, which must occur during regular business hours at Ameris’s principal office. Other Ameris records, including accounting records and the record of Ameris shareholders, are generally available to an Ameris shareholder for inspection and copying during regular business hours at a reasonable location specified by Ameris upon written demand at least five business days in advance if the shareholder makes a demand in good faith and for a proper purpose that is reasonably relevant to his or her legitimate interests as a shareholder, describes with reasonable particularity the purpose and the records desired to be inspected, and the records requested are directly connected with a stated purpose and are to be used only for that stated purpose. A Georgia corporation may limit these latter inspection rights to shareholders owning more than 2% of the outstanding stock of the corporation. Ameris’s Articles of Incorporation do not contain any such limitation.

Islands. Under the South Carolina Business Corporation Act of 1988, Islands shareholders are generally entitled to inspect and copy Islands’ Articles of Incorporation, Bylaws, shareholder resolutions, certain board of directors resolutions, lists of names and addresses of board members, all written communications to shareholders, lists of names and business addresses of current directors and officers and the annual report filed with the Department of Revenue of the State of South Carolina. An Islands shareholder must make a written request at least five business days in advance of such inspection, which must occur during regular business hours at Islands’ principal office. An Islands shareholder holding at least 1% of any class of shares of Islands is also entitled to inspect Islands’ federal and state income tax returns for the last ten years. Other Islands records, including accounting records and the record of Islands shareholders, are generally available to an Islands shareholder for inspection and copying during regular business hours at a reasonable location specified by Islands upon written demand at least five business days in advance if the shareholder makes a demand in good faith and for a proper purpose that is reasonably relevant to his or her legitimate interests as a shareholder, describes with reasonable particularity the purpose and the records desired to be inspected, and the records requested are directly connected with a stated purpose and are to be used only for that stated purpose. A South Carolina corporation may not limit these latter inspection rights.

LEGAL MATTERS

Certain federal income tax consequences of the proposed merger and the legality of the authorization and issuance under Georgia law of the Ameris common stock to be issued in the proposed merger will be passed upon by counsel to Ameris, Rogers & Hardin LLP, 2700 International Tower, 229 Peachtree Street, N.E., Atlanta, Georgia 30303.

Certain federal income tax consequences of the proposed merger will be passed upon by counsel to Islands, Powell Goldstein LLP, One Atlantic Center, Fourteenth Floor, 1201 West Peachtree Street, N.W., Atlanta, Georgia 30309.

EXPERTS

The consolidated financial statements of Ameris incorporated in this proxy statement/prospectus by reference to Ameris’s Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of Mauldin & Jenkins, Certified Public Accountants, LLC, independent auditors, given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Islands included in Islands’ Annual Report on Form 10-KSB for the year ended December 31, 2005, which is attached to this proxy statement/prospectus as APPENDIX D, have been audited by Francis and Company CPAs, independent auditors, as set forth in such firm’s report thereon. Such financial statements have been so included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

SHAREHOLDER PROPOSALS AND OTHER MATTERS

Pursuant to Rule 14a-8 under the Exchange Act, shareholders must present proper proposals for inclusion in a company’s proxy statement and for consideration at the next annual meeting of its shareholders by submitting their proposals to the company in a timely manner.

Islands will hold an annual meeting in the year 2006 only if the merger is not consummated. In order to be eligible for inclusion in Islands’ proxy materials for next year’s annual meeting of shareholders, any shareholder proposal to take action at the meeting must be received at Islands’ main office at 2348 Boundary Street, Beaufort, South Carolina 29902.

WHERE YOU CAN GET MORE INFORMATION

Ameris and Islands file annual, quarterly and special reports, proxy statements and other information with the SEC. The reports, proxy statements and other information filed by Ameris and Islands with the SEC can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 580, Washington, D.C. 20549, at prescribed rates, and from the web site that the SEC maintains at http://www.sec.gov. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Ameris common stock is quoted on The Nasdaq Global Select Market. The reports, proxy statements and other information concerning Ameris can be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

Ameris has filed a registration statement on Form S-4 to register with the SEC the Ameris common stock to be issued to shareholders of Islands in the merger. This proxy statement/prospectus is a part of the registration statement and constitutes a prospectus of Ameris in addition to being a proxy statement of Islands for its special meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. Copies of the registration statement and the exhibits and schedules thereto may be inspected, without charge, at the offices of the SEC, or obtained at prescribed rates from the Public Reference Section of the SEC at Room 580, 100 F Street, N.E., Washington, D.C. 20549, or obtained from the SEC web site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Ameris to incorporate by reference information into this proxy statement/prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Ameris has previously filed with the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2006;

•	Current Reports on Form 8-K filed on August 17, 2006, September 8, 2006 and September 21, 2006; and

•	The description of Ameris’s securities contained under the caption “Description of Capital Stock” found on pages 51-52 of the Preliminary Prospectus dated as of April 21, 1994 filed as part of Ameris’s Registration Statement on Form SB-2 (Registration No. 33-77930) filed with the SEC on April 21, 1994, and Ameris’s Registration Statement on Form 8-A12B (File No. 001-13901) filed with the SEC on February 25, 1998.

All documents filed by Ameris with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the Islands special meeting shall be deemed to be incorporated by reference into this proxy statement/ prospectus from the date of filing of such documents.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus, or in any other subsequently filed document which is also incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this proxy statement/prospectus except as so modified or superseded. The information relating to Ameris contained in this proxy statement/prospectus should be read together with the information in the documents incorporated herein by reference.

Documents incorporated by reference are available from Ameris without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this proxy statement/prospectus. Islands shareholders may obtain documents incorporated by reference by Ameris in this proxy statement/prospectus by requesting them in writing or by telephone from Cindi H. Lewis, Ameris Bancorp, 24 2nd Avenue, S.E., Moultrie, Georgia 31768 (229-890-1111). If you would like to request documents, please do so by December 13, 2006 to receive them before the special meeting.

All information concerning Ameris and its subsidiaries has been furnished by Ameris, and all information concerning Islands and Islands Bank has been furnished by Islands.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated November 9, 2006. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of Ameris stock in the merger shall create any implication to the contrary. This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction. Neither the delivery of this proxy statement/prospectus nor any distribution of securities made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of Ameris or Islands since the date hereof or that the information herein is correct as of any time subsequent to its date.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ISLANDS BANCORP

ISLANDS COMMUNITY BANK, N.A.

AMERIS BANCORP

AND

AMERICAN BANKING COMPANY

As of August 15, 2006

A-i

A-ii

LIST OF EXHIBITS

Exhibit Number	Description
1.2	Bank Merger Agreement

3.5(a)	List of Option Holders

3.6(a)	List of Warrant Holders

3.6(b)	Form of letter from Warrant Holders

7.10	Form of Affiliate Agreement

7.14	Form of Shareholder Voting Agreement

8.2(d)	Matters as to which Target counsel will opine

8.2(f)	Form of Non-Competition and Non-Disclosure Agreement

8.3(d)	Matters as to which Purchaser counsel will opine

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (the “Agreement”) is made and entered into as of August 15, 2006, by and among ISLANDS BANCORP (“Target”), a South Carolina corporation, and ISLANDS COMMUNITY BANK, N.A. (“Target Bank”), a national banking association, on the one hand, and AMERIS BANCORP (“Purchaser”), a Georgia corporation, and AMERICAN BANKING COMPANY (“Purchaser Bank”), a Georgia state-chartered bank, on the other hand. Certain terms used in this Agreement are defined in Section 10.1 hereof.

Preamble

The Boards of Directors of Target, Purchaser, Target Bank and Purchaser Bank are of the opinion that the transactions described herein are in the best interests of the respective Parties and their shareholders. This Agreement provides for (i) the merger of Target Bank with and into Purchaser Bank (the “Bank Merger”) and (ii) the combination of Target with Purchaser pursuant to the merger of Target with and into Purchaser, as a result of which the outstanding shares of the capital stock of Target shall be converted into the right to receive cash and shares of the common stock of Purchaser and the shareholders of Target (other than those shareholders, if any, who exchange their shares solely for cash) shall become shareholders of Purchaser (the “Company Merger” and, together with the Bank Merger, the “Mergers”). The transactions described in this Agreement are subject to the approvals of the shareholders of Target, the Board of Governors of the Federal Reserve System, the Georgia Department of Banking and Finance and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the Company Merger for federal income tax purposes shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants and agreements set forth herein, the Parties agree as follows:

ARTICLE 1.

TERMS OF MERGERS AND CLOSING

SECTION 1.1 Terms of Company Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Target shall be merged with and into Purchaser in accordance with the provisions of Section 14-2-1107 of the GBCC and with the effect provided in Section 14-2-1106 of the GBCC. Purchaser shall be the Surviving Corporation resulting from the Company Merger and shall continue to be governed by the Laws of the State of Georgia. The Company Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of Target and Purchaser.

SECTION 1.2 Terms of Bank Merger. Concurrent with the consummation of the Company Merger, Target Bank shall be merged with and into Purchaser Bank in accordance with the Financial Institutions Code of Georgia pursuant to the terms and conditions of the Bank Plan of Merger and Merger Agreement attached hereto as Exhibit 1.2 (the “Bank Merger Agreement”). Target shall vote the shares of Target Bank in favor of the Bank Merger Agreement and the Bank Merger.

SECTION 1.3 Time and Place of Closing. The Closing shall take place at 10:00 a.m. on the date that the Effective Time occurs or at such other time as the Parties, acting through their chief executive officers or chief financial officers, may mutually agree (the “Closing Date”). The Closing shall be held at such location as may be mutually agreed upon by the Parties or may be conducted by mail or facsimile as may be mutually agreed upon by the Parties.

SECTION 1.4 Effective Time. The Company Merger shall become effective on the date and at the time specified in the Georgia Articles of Merger reflecting the Company Merger to be filed with the Secretary of State of the State of Georgia (the “Effective Time”). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the chief executive officer or chief financial officer of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur within thirty (30) days after the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Company Merger and (ii) the date on which the shareholders of Target approve this Agreement to the extent such approval is required by applicable Law. The Bank Merger Agreement shall become effective at the date and time specified therein.

ARTICLE 2.

ARTICLES; BY-LAWS; MANAGEMENT

SECTION 2.1 Company Merger. The Articles of Incorporation and By-Laws of Purchaser, as in effect immediately prior to the Effective Time, shall remain unchanged by reason of the Company Merger and shall be the Articles of Incorporation and By-Laws of Purchaser as the Surviving Corporation. The directors and officers of Purchaser at the Effective Time shall be the directors and officers of Purchaser as the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. Each share of Purchaser Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time. At the Effective Time, the shares of Target Common Stock shall be converted as set forth in Article 3.

SECTION 2.2 Bank Merger.

(a) The Articles of Incorporation and By-Laws of Purchaser Bank, as in effect immediately prior to the effective time of the Bank Merger, shall remain unchanged by reason of the Bank Merger and shall be the Articles of Incorporation and By-Laws of Purchaser Bank as the surviving entity in the Bank Merger. The directors and officers of Purchaser Bank at the effective time of the Bank Merger shall be the directors and officers of Purchaser Bank as the surviving entity in the Bank Merger until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. Subject to the provisions of Section 2.2(b) hereof, at the effective time of the Bank Merger and by virtue thereof, (i) all shares of capital stock of Target Bank shall be canceled and (ii) the shares of capital stock of Purchaser Bank, as the surviving entity in the Bank Merger, issued and outstanding immediately prior to such effective time shall continue to be issued and outstanding, and no additional shares shall be issued as a result of the Bank Merger.

(b) The Parties agree that, notwithstanding any provision hereof to the contrary, upon the request of Purchaser, the method of effecting the Bank Merger may be changed to provide for the merger of Target Bank with and into a Purchaser Subsidiary other than Purchaser Bank, and the Target Companies shall cooperate in such efforts, including by entering into an appropriate amendment to this Agreement (to the extent such amendment only changes the method of effecting the Bank Merger and does not substantively affect this Agreement or the rights and obligations of the Parties or their respective shareholders hereunder); provided, however, that any actions taken pursuant to this Section 2.2(b) shall not (i) alter or change the kind or amount of consideration to be issued to holders of Outstanding Target Shares, the Option Holders or the Warrant Holders as provided for in this Agreement; (ii) adversely affect the tax consequences of the Company Merger to the holders of Outstanding Target Shares; (iii) Materially delay the receipt of the Consent of any Regulatory Authority required pursuant to Section 8.1(b) hereof; or (iv) otherwise cause any condition to Closing set forth herein not to be capable of being fulfilled (unless duly waived by the Party entitled to the benefits thereof).

ARTICLE 3.

MANNER OF CONVERTING AND EXCHANGING SHARES IN THE COMPANY MERGER

SECTION 3.1 Conversion of Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Company Merger and without any action on the part of the holders thereof, the shares of Purchaser Common Stock and Target Common Stock issued and outstanding immediately prior to the Effective Time shall be converted as follows:

(a) Each share of Purchaser Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

(b) At the Effective Time, each share of Target Common Stock (including any shares currently subject to options or warrants which are exercised prior to the Effective Time) outstanding immediately prior to the Effective Time, other than (i) shares with respect to which the holders thereof, prior to the Effective Time, met the requirements of, and perfected their dissenters’ rights under, Chapter 13 of the SCCA with respect to shareholders dissenting from the Company Merger (the “Dissenting Shares”), and (ii) shares held by Target or by Purchaser or the Purchaser Subsidiaries, in each case other than in a fiduciary capacity (each an “Outstanding Target Share” and, collectively, the “Outstanding Target Shares”), shall automatically be converted at the Effective Time into the right to receive cash and shares of Purchaser Common Stock, plus cash in lieu of fractional shares pursuant to Section 3.1(i) below, as set forth in this Section 3.1. Subject to the remaining provisions of this Section 3.1, each Target shareholder who does not dissent may elect to have each Outstanding Target Share held by such Target Shareholder converted into (i) cash in the amount of the Target Stock Price (the “Cash Consideration”) or (ii) a number of shares of Purchaser Common Stock (the “Stock Consideration”) equal to the Target Stock Price divided by the Average Market Price.

(c) Purchaser and Target shall each use its commercially reasonable efforts to mail to each holder of shares of Target Common Stock outstanding on the record date fixed for the Shareholders’ Meeting (the “Record Date”) a form (“Form of Election”) designed for the purpose of allowing the shareholder to elect, subject to the proration and election procedures set forth in this Section 3.1, whether to receive (i) the Cash Consideration for all of his or her Outstanding Target Shares (a “Cash Election”), (ii) the Stock Consideration for all of his or her Outstanding Target Shares (a “Stock Election”), or (iii) the Cash Consideration and the Stock Consideration for his or her Outstanding Target Shares in the relative proportions specified by such Target shareholder (a “Combination Election”). Target shareholders who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Forms of Election, provided that such Representative certifies that each such Form of Election covers all the shares of Target Common Stock held by each such Representative for a particular beneficial owner. A Form of Election must be received by the Exchange Agent no later than by the close of business five (5) days prior to the Effective Time (the “Election Deadline”) in order to be effective. All elections shall be irrevocable.

(d) Prior to the Effective Time, Purchaser shall select a bank or trust company reasonably acceptable to Target to act as exchange agent (the “Exchange Agent”) to effectuate the delivery of the Cash Consideration and the Stock Consideration to holders of Target Common Stock. Elections shall be made by holders of Target Common Stock by mailing, faxing or otherwise delivering to the Exchange Agent a Form of Election. To be effective, a Form of Election must be properly completed, signed and submitted to the Exchange Agent. Purchaser shall have the discretion, which it may delegate in whole or in part to the Exchange Agent, to determine whether Forms of Election have been properly completed, signed and submitted and to disregard immaterial defects in Forms of Election. The decision of Purchaser (or the Exchange Agent) in such matters shall be conclusive and binding. Neither Purchaser nor the Exchange Agent will be under any obligation to notify any Person of any defect in a Form of Election; provided, however, that Purchaser (or the Exchange Agent) shall use its reasonable best efforts to notify holders of Target Common Stock of any such defect.

(e) A holder of Target Common Stock who does not submit a Form of Election which is received by the Exchange Agent prior to the Election Deadline shall be deemed to have made a Stock Election to receive the

Stock Consideration for each of his or her Outstanding Target Shares (a “Default Stock Election”). If Purchaser or the Exchange Agent shall determine, in its sole discretion, that any purported Cash Election, Stock Election or Combination Election was not properly made, such purported election shall be deemed to be of no force and effect, and the Target shareholder making such purported election shall for purposes hereof be deemed to have made a Default Stock Election.

(f) All shares of Target Common Stock which are subject to Cash Elections or the cash portion of Combination Elections are referred to herein as “Cash Election Shares.” All shares of Target Common Stock which are subject to Stock Elections (including Default Stock Elections) or the stock portion of Combination Elections are referred to herein as “Stock Election Shares.” The sum of the number of Dissenting Shares and the number of Cash Election Shares shall not be greater than 25% of the sum of the Outstanding Target Shares and the number of Dissenting Shares (the “Maximum Cash Election Number”). The number of Stock Election Shares shall not be greater than 75% of the number of Outstanding Target Shares (the “Maximum Stock Election Number”).

(g) If, after the results of the Forms of Election are calculated, the number of Stock Election Shares exceeds the Maximum Stock Election Number, then the Exchange Agent shall determine the number of Stock Election Shares which must be redesignated as Cash Election Shares, and all Target shareholders who have made a Default Stock Election shall, on a pro rata basis, have such number of their Stock Election Shares redesignated as Cash Election Shares so that the Maximum Stock Election Number is achieved. If, after redesignating to Cash Election Shares all shares for which a Default Stock Election was made, the Maximum Stock Election Number is not achieved, then the Exchange Agent shall determine the additional number of Stock Election Shares which must be redesignated as Cash Election Shares, and all Target shareholders who have Stock Election Shares shall, on a pro rata basis, have such number of their Stock Election Shares redesignated as Cash Election Shares so that the Maximum Stock Election Number is achieved. If, after the results of the Forms of Election are calculated, the number of Cash Election Shares exceeds the Maximum Cash Election Number, then the Exchange Agent shall determine the number of Cash Election Shares which must be redesignated as Stock Election Shares, and all Target shareholders who have Cash Election Shares shall, on a pro rata basis, have such number of their Cash Election Shares redesignated as Stock Election Shares so that the Maximum Cash Election Number is achieved. Purchaser or the Exchange Agent shall make all computations contemplated by this Section 3.1, and all such computations shall be conclusive and binding on the holders of Target Common Stock.

(h) After the redesignation procedure set forth in Section 3.1(g) above is completed, all Cash Election Shares shall be converted into the right to receive the Cash Consideration, and all Stock Election Shares shall be converted into the right to receive the Stock Consideration. Such certificates previously evidencing shares of Target Common Stock (“Old Certificates”) shall be exchanged for (i) certificates evidencing the Stock Consideration or (ii) the Cash Consideration, multiplied in each case by the number of shares previously evidenced by the canceled certificate, upon the surrender of such certificates in accordance with the provisions of Section 3.2 hereof, without interest. Notwithstanding the foregoing, however, no fractional shares of Purchaser Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made pursuant to Section 3.1(i) below.

(i) Notwithstanding any other provision of this Agreement, each holder of Outstanding Target Shares exchanged pursuant to the Company Merger who would otherwise have been entitled to receive a fraction of a share of Purchaser Common Stock as Stock Consideration (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Purchaser Common Stock multiplied by the Average Market Price. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

(j) Each share of the Target Common Stock that is not an Outstanding Target Share as of the Effective Time shall be cancelled without consideration therefor.

(k) No Dissenting Shares shall be converted in the Company Merger. All such shares shall be cancelled and the holders thereof shall thereafter have only such rights as are granted to dissenting shareholders under Chapter 13 of the SCCA; provided, however, that if any such shareholder fails to perfect his or her rights as a dissenting shareholder with respect to his or her Dissenting Shares in accordance with Chapter 13 of the SCCA, such shares held by such shareholder shall, upon the happening of that event, be treated the same as all other holders of Target Common Stock who at the Effective Time held Outstanding Target Shares.

SECTION 3.2 Exchange of Shares. Target shall send or cause to be sent to each holder of Outstanding Target Shares as of the Record Date a form of letter of transmittal (the “Letter of Transmittal”) for use in exchanging Old Certificates for cash and certificates representing Purchaser Common Stock which shall be deposited with the Exchange Agent by Purchaser as of the Effective Time. The Letter of Transmittal shall be mailed within ten (10) business days following the date of the Shareholders’ Meeting. The Letter of Transmittal will contain instructions with respect to the surrender of Old Certificates and the distribution of the Cash Consideration and certificates evidencing the Stock Consideration, which shall be deposited with the Exchange Agent by Purchaser as of the Effective Time. If any certificates for shares of Purchaser Common Stock are to be issued in a name other than that for which an Old Certificate surrendered or exchanged is issued, the Old Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite stock transfer tax stamps to the Old Certificate surrendered or provide funds for their purchase or establish to the satisfaction of the Exchange Agent that such taxes are not payable. Unless and until Old Certificates or evidence that such certificates have been lost, stolen or destroyed (accompanied by such security or indemnity as shall be requested by Purchaser) are presented to the Exchange Agent, the holder thereof shall not be entitled to receive the consideration to be paid in exchange therefor pursuant to the Company Merger or any dividends payable on any Purchaser Common Stock to which he or she is entitled or to exercise any rights as a shareholder of Purchaser Common Stock, except as provided in Section 3.5 below. Subject to applicable Law and to the extent that the same has not yet been paid to a public official pursuant to applicable abandoned property Laws, upon surrender of his or her Old Certificates, the holder thereof shall be paid the consideration to which he or she is entitled. All such property, if held by the Exchange Agent for payment or delivery to the holders of unsurrendered Old Certificates and unclaimed at the end of one (1) year from the Effective Time, shall at such time be paid or redelivered by the Exchange Agent to Purchaser, and after such time any holder of an Old Certificate who has not surrendered such certificate shall, subject to applicable Laws and to the extent that the same has not yet been paid to a public official pursuant to applicable abandoned property Laws, look as a general creditor only to Purchaser for payment or delivery of such property. In no event will any holder of Target Common Stock exchanged in the Company Merger be entitled to receive any interest on any amounts held by the Exchange Agent or Purchaser.

SECTION 3.3 Shares Held by Target or Purchaser. Each of the shares of Target Common Stock held by any Target Company or by any Purchaser Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

SECTION 3.4 Rights of Former Target Shareholders. At the Effective Time, the stock transfer books of Target shall be closed as to holders of Target Common Stock immediately prior to the Effective Time, and no transfer of Target Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 3.2 of this Agreement, each Old Certificate (other than shares to be canceled pursuant to Section 3.1(j) of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Section 3.1 of this Agreement in exchange therefor. To the extent permitted by Law, former shareholders of record of Target shall be entitled to vote after the Effective Time at any meeting of shareholders of Purchaser the number of whole shares of Purchaser Common Stock into which their respective shares of Target Common Stock are converted, regardless of whether such holders have exchanged their certificates representing Target Common Stock for certificates representing Purchaser Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by Purchaser on the Purchaser Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of Purchaser Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of Target Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 3.2 of this Agreement. However, upon surrender of such Target Common Stock certificate, the Purchaser Common Stock certificate (together with all such undelivered dividends or other distributions without interest), the Cash Consideration (without interest) and any undelivered cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such certificate.

SECTION 3.5 Treatment of Stock Options. The name of each holder (“Option Holder”) of an option to purchase shares of Target Common Stock issued by Target (“Target Option”) and the number of Target Options owned by such Option Holder is set forth on Exhibit 3.5(a) hereto. Each Target Option shall be cancelled upon consummation of the Company Merger, and all rights in respect thereof will cease to exist, in consideration of the automatic conversion at the Effective Time of such Target Option into the right to receive, on the Closing Date, cash in an amount equal to (i) the aggregate number of Option Shares for which such Target Option could have been exercised immediately prior to the Effective Time (whether or not such Target Option is then exercisable), multiplied by (ii) the difference between (A) the Target Stock Price and (B) the exercise price for each Option Share subject to such Target Option.

SECTION 3.6 Treatment of Warrants. The name of each holder (“Warrant Holder”) of a warrant to purchase shares of Target Common Stock issued by Target (“Target Warrant”) and the number of Target Warrants owned by such Warrant Holder is set forth on Exhibit 3.6(a) hereto. At the election of the Warrant Holder, the entirety of each Target Warrant held by such Warrant Holder shall be converted at the Effective Time into the right to receive, on the Closing Date, either (a) cash in an amount equal to (i) the aggregate number of Warrant Shares for which such Target Warrant could have been exercised immediately prior to the Effective Time (whether or not such Target Warrant is then exercisable), multiplied by (ii) the difference between (A) the Target Stock Price and (B) the exercise price for each Warrant Share subject to such Target Warrant, or (b) a number of shares of Purchaser Common Stock equal to (i) the aggregate number of Warrant Shares for which such Target Warrant could have been exercised immediately prior to the Effective Time (whether or not such Target Warrant is then exercisable), multiplied by (ii) the quotient obtained by dividing (A) the difference between (1) the Target Stock Price and (2) the exercise price for each Warrant Share subject to such Target Warrant, by (B) the Average Market Price. Such election shall be made by the Warrant Holder’s delivery to Target of an election notice in the form set forth in Exhibit A to Exhibit 3.6(b) hereto prior to the Election Deadline. A Warrant Holder who does not deliver such an election notice to Target by the Election Deadline shall receive cash in respect of 50% of the Warrant Shares issuable upon the exercise of such Warrant Holder’s Target Warrant and Purchaser Common Stock in respect of the remaining 50% of such Warrant Shares, in each case in an amount determined in accordance with the second sentence of this Section 3.6. Target has previously delivered to Purchaser a letter agreement in the form set forth in Exhibit 3.6(b) with each Warrant Holder pursuant to which each Warrant Holder has consented to the provisions of this Section 3.6.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF TARGET AND TARGET BANK

Target and Target Bank hereby, jointly and severally, represent and warrant to Purchaser as follows:

SECTION 4.1 Organization, Standing and Power.

(a) Target is a corporation duly organized, validly existing, and in good standing under the Laws of the State of South Carolina, and is duly registered as a bank holding company under the BHC Act. Target has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. Target is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Target.

(b) Target Bank is a national bank duly organized, validly existing, and in good standing under the Laws of the United States of America, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. Target Bank is duly qualified or licensed to transact business and in good standing in the jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it. The minute books and other organizational documents and corporate records for Target Bank have been made available to Purchaser for its review and are true and complete in all Material respects as in effect as of the date of this Agreement and accurately reflect in all Material respects all amendments thereto and all proceedings of the Board of Directors and shareholders thereof.

SECTION 4.2 Authority; No Breach.

(a) Each of Target and the Target Bank has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and the Bank Merger Agreement and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Bank Merger Agreement and the consummation of the transactions contemplated herein and therein, including the Mergers, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Target and Target Bank, subject to the approval of this Agreement by the holders of the outstanding Target Common Stock and by Target, as the sole shareholder of Target Bank. Subject to such requisite shareholder approval, this Agreement and the Bank Merger Agreement represent legal, valid and binding obligations of Target and Target Bank, as the case may be, enforceable against them in accordance with their respective terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b) With respect to each of Target and Target Bank, neither the execution and delivery of this Agreement or the Bank Merger Agreement, nor the consummation of the transactions contemplated hereby or thereby, nor compliance with any of the provisions hereof or thereof, will (i) conflict with or result in a breach of any provision of its Articles of Incorporation or Association or its By-Laws, or (ii) constitute or result in a Default or loss of benefit under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Target Company under, any Contract or Permit of any Target Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Target, or (iii) subject to receipt of the requisite approvals referred to in Section 8.1(b) of this Agreement, violate any Law or Order applicable to any Target Company or any of their respective Assets.

(c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate Laws, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the IRS or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, and other than Consents, filings or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Target, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Target or Target Bank of the Mergers and the other transactions contemplated in this Agreement.

SECTION 4.3 Capital Stock.

(a) The authorized capital stock of Target consists of (i) 10,000,000 shares of Target Common Stock, of which 740,260 shares are issued and outstanding as of the date of this Agreement, and (ii) 2,000,000 shares of Preferred Stock, none of which are issued or outstanding as of the date of this Agreement. All of the issued and outstanding shares of capital stock of Target are duly and validly issued and outstanding and are fully paid and nonassessable under the SCCA. None of the outstanding shares of capital stock of Target has been issued in violation of any preemptive rights of the current or past shareholders of Target.

(b) The authorized capital stock of Target Bank consists of 600,000 shares of common stock, $5.00 par value per share. All of the issued and outstanding shares of capital stock of Target Bank are duly and validly issued and outstanding and are fully paid and nonassessable (except for assessment pursuant to 12 U.S.C. §55). None of the outstanding shares of capital stock of Target Bank has been issued in violation of any preemptive rights of the current or past shareholders of Target Bank.

(c) Except as set forth in Sections 4.3(a) and (b) of this Agreement, there are no shares of capital stock or other equity securities of Target or Target Bank outstanding and, except as set forth in Exhibit 3.5(a) and Exhibit 3.6(a), there are no outstanding options, warrants, scrip, rights to subscribe to, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of Target or Target Bank or contracts, commitments, understandings or arrangements by which Target or Target Bank is or may be bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

SECTION 4.4 Target Subsidiary. Target Bank is the only Subsidiary of Target, and Target owns all of the issued and outstanding shares of capital stock of Target Bank. No equity securities of Target Bank are or may become required to be issued (other than to a Target Company) by reason of any options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of Target Bank, and there are no Contracts by which Target Bank is bound to issue (other than to a Target Company) additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock or by which any Target Company is or may be bound to transfer any shares of the capital stock of Target Bank (other than to a Target Company). There are no Contracts relating to the rights of any Target Company to vote or to dispose of any shares of the capital stock of Target Bank. Target Bank is an insured institution as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

SECTION 4.5 Financial Statements.

(a) Target has timely filed all Target Financial Statements with the SEC, and Target will deliver to Purchaser copies of all financial statements, audited or unaudited, of Target prepared subsequent to the date hereof. The Target Financial Statements (as of the dates thereof and for the periods covered thereby) (i) are or, if prepared after the date of this Agreement, will be in accordance with the books and records of the Target Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with good business practices, and (ii) present or will present, as the case may be, fairly the consolidated financial position of the Target Companies as of the dates indicated and the consolidated results of operations, changes in shareholders’ equity, and cash flows of the Target Companies for the periods indicated, in accordance with GAAP (subject to any exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end adjustments that are not Material). To the Knowledge of Target, (x) the Target Financial Statements do not contain any untrue statement of a Material fact or omit to state a Material fact necessary to make the Target Financial Statements not misleading with respect to the periods covered thereby; and (y) the Target Financial Statements fairly present, in all Material respects, the financial condition, results of operations and cash flows of Target as of and for the periods covered by them.

(b) Target’s external auditor is and has been throughout the periods covered by the Target Financial Statements (i) “independent” with respect to Target within the meaning of Regulation S-X under the 1933 Act and (ii) in compliance with subsections (g) through (l) of Section 10A of the 1934 Act and the related rules of the SEC and the Public Company Accounting Oversight Board. Except as Previously Disclosed, Target’s auditors have not performed any non-audit services for Target since January 1, 2004.

SECTION 4.6 Absence of Undisclosed Liabilities. Except as Previously Disclosed, no Target Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Target, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Target as of June 30, 2006 included in the Target Financial Statements or reflected in the notes thereto. Except as Previously Disclosed, no Target Company has incurred or paid any Liability since June 30, 2006, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Target.

SECTION 4.7 Absence of Certain Changes or Events. Except as Previously Disclosed, since June 30, 2006, (a) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Target, (b) the Target Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a Material breach or violation of any of the covenants and agreements of Target provided in Article 7 of this Agreement, and (c) each Target Company has conducted its business in the ordinary and usual course (excluding the incurrence of expenses in connection with this Agreement and the transactions contemplated hereby).

SECTION 4.8 Tax Matters.

(a) All Tax returns required to be filed by or on behalf of any of the Target Companies have been duly filed or requests for extensions have been timely filed, granted and have not expired for periods ended on or before June 30, 2006, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, except to the extent that all such failures to file, taken together, are not reasonably likely to have a Material Adverse Effect on Target, and all returns filed are complete and accurate to the Knowledge of Target. All Taxes shown on filed returns have been paid. As of the date of this Agreement, there is no audit examination, deficiency or refund Litigation with respect to any Taxes that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on Target, except as reserved against in the Target Financial Statements delivered prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

(b) None of the Target Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect, and no unpaid tax deficiency has been asserted in writing against or with respect to any Target Company, which deficiency is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Target.

(c) Adequate provision for any Taxes due or to become due for any of the Target Companies for the period or periods through and including the date of the most recent respective Target Financial Statements has been made and is reflected on such Target Financial Statements.

(d) Deferred Taxes of the Target Companies have been provided for in accordance with GAAP.

(e) Each of the Target Companies is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-4 and W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except for such instances of noncompliance and such omissions as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Target.

(f) No Target Company has made any payments, is obligated to make any payments or is a party to any contract, agreement or other arrangement that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

(g) There are no Material Liens with respect to Taxes upon any of the Assets of any Target Company.

(h) No Target Company has filed any consent under former Section 341(f) of the Internal Revenue Code concerning collapsible corporations.

(i) No Target Company has or has had a permanent establishment in any foreign country, as defined in any applicable tax treaty or convention between the United States and such foreign country.

SECTION 4.9 Target Allowance for Possible Loan Losses. The allowance for possible loan or credit losses (the “Target Allowance”) shown on the consolidated balance sheets of Target included in the most recent Target Financial Statements dated prior to the date of this Agreement was, and the Target Allowance shown on the consolidated balance sheets of Target included in the financial statements of Target as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the Target Bank and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by Target Bank as of the dates thereof, except where the failure of such Target Allowance to be so maintained is not reasonably likely to have a Material Adverse Effect on Target.

SECTION 4.10 Assets. Except as Previously Disclosed or as disclosed or reserved against in the Target Financial Statements, or where the failure to own good and marketable title is not reasonably likely to have a Material Adverse Effect on Target, the Target Companies have good and marketable title, free and clear of all Liens, to all of their respective Assets. All Material tangible properties used in the businesses of the Target Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Target’s past practices. All Assets which are Material to Target’s business on a consolidated basis, held under leases or subleases by any of the Target Companies are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. The policies of fire, theft, liability and other insurance maintained with respect to the Assets or businesses of the Target Companies provide adequate coverage under current industry practices against loss or Liability, and the fidelity and blanket bonds in effect as to which any of the Target Companies is a named insured are reasonably sufficient. No Target Company has received notice from any insurance carrier that (i) such insurance will be cancelled or that coverage thereunder will be reduced or eliminated or (ii) premium costs with respect to such policies of insurance will be substantially increased. The Assets of the Target Companies include all assets required to operate the businesses of the Target Companies as presently conducted.

SECTION 4.11 Environmental Matters.

(a) Each Target Company, its Participation Facilities and, to the Knowledge of such Target Company, its Loan Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Target.

(b) There is no Litigation pending or, to the Knowledge of Target, threatened before any court, governmental agency or authority or other forum in which any Target Company or any of its Participation Facilities has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material or oil, whether or not occurring at, on, under or involving a site owned, leased or operated by any Target Company or any of its Participation Facilities, except for such Litigation pending or, to the Knowledge of Target, threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Target.

(c) There is no Litigation pending or, to the Knowledge of Target, threatened before any court, governmental agency or board or other forum in which any of its Loan Properties (or any Target Company in respect of such Loan Property) has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material or oil, whether or not occurring at, on, under or involving a Loan Property, except for such Litigation pending or, to the Knowledge of Target, threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Target.

(d) To the Knowledge of Target, there is no reasonable basis for any Litigation of a type described in subsections (b) or (c) above, except such as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Target.

(e) To the Knowledge of Target, during the period of (i) any Target Company’s ownership or operation of any Loan Property, (ii) any Target Company’s participation in the management of any Participation Facility, or (iii) any Target Company’s holding of a security interest in a Loan Property, there has been no release of Hazardous Material or oil in, on, under or affecting any such Participation Facility or Loan Property, the release or presence of which could reasonably be expected to result in any reporting, clean up or remedial obligation pursuant to any Environmental Law, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Target.

(f) Prior to the period of (i) any Target Company’s ownership or operation of any Loan Property, (ii) any Target Company’s participation in the management of any Participation Facility, or (iii) any Target Company’s holding of a security interest in a Loan Property, to the Knowledge of Target, there has been no release of any Hazardous Material or oil in, on, under or affecting any such Participation Facility or Loan Property, the release or presence of which could reasonably be expected to result in any reporting, clean up or remedial obligation pursuant to any Environmental Law, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Target.

SECTION 4.12 Compliance with Laws.

(a) Each Target Company has in effect all Permits necessary for it to own, lease or operate its Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Target, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Target.

(b) Except as Previously Disclosed, no Target Company:

(i) is in violation of any Laws, Orders or Permits applicable to its business or employees conducting its business, including the Sarbanes-Oxley Act of 2002 and the USA Patriot Act of 2001, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Target; and

(ii) has received any notification or communication from any agency or department of federal, state or local government or any Regulatory Authority or the staff thereof (A) asserting that any Target Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Target, (B) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Target, or

(C) requiring any Target Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts Materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

(c) Except as is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Target, each Target Company has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents thereof and all applicable Law. No Target Company, or any director, officer or employee of any Target Company, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Target, and, except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Target, the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(d) The records, systems, controls, data and information of Target and Target Bank are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Target and Target Bank or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in the immediately following sentence. Target and Target Bank have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Target (i) has designed disclosure controls and procedures to ensure that Material information relating to Target, including Target Bank, is made known to the management of Target by others within those entities and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Target’s auditors and the audit committee of its Board of Directors (A) any significant deficiencies or material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect in any Material respect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not Material, that involves management or other employees who have a significant role in its internal controls. Target has made available to Purchaser a summary of any such disclosure made by management to Target’s auditors and audit committee since January 1, 2004.

SECTION 4.13 Labor Relations. No Target Company is the subject of any Litigation asserting that it or any other Target Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or seeking to compel it or any other Target Company to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving any Target Company, pending or, to its Knowledge, threatened nor, to its Knowledge, is there any activity involving any Target Company’s employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

SECTION 4.14 Employee Benefit Plans.

(a) Target has delivered or made available to Purchaser prior to the execution of this Agreement copies of all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other incentive plans, all other written employee programs, arrangements or agreements, all medical, vision, dental or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including “employee benefit plans,” as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Target Company or Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries are eligible to participate (collectively, the “Target Benefit Plans”).

Any of the Target Benefit Plans which is an “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA, is referred to herein as a “Target ERISA Plan.” Each Target ERISA Plan which is also a “defined benefit plan” (as defined in Section 414(j)) of the Internal Revenue Code) is referred to herein as a “Target Pension Plan.” No Target Pension Plan is or has been a multi-employer plan within the meaning of Section 3(37) of ERISA. Except as Previously Disclosed, the Target Companies do not participate in either a multi-employer plan or a multiple employer plan.

(b) The Target Companies have delivered or made available to Purchaser prior to the execution of this Agreement correct and complete copies of the following documents: (i) all trust agreements or other funding arrangements for all Target Benefit Plans (including insurance contracts) and all amendments thereto; (ii) with respect to any such Target Benefit Plans or amendments, all determination letters, Material rulings, Material opinion letters, Material information letters or Material advisory opinions issued by the IRS, the United States Department of Labor or the Pension Benefit Guaranty Corporation; (iii) all annual reports or returns, audited or unaudited financial statements, actuarial valuations and reports and summary annual reports prepared for any Target Benefit Plan with respect to the most recent plan year; and (iv) the most recent summary plan descriptions and any Material modifications thereto.

(c) All Target Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code and any other applicable Laws, the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Target. Target maintains a 401(k) plan originally adopted under a volume submitter arrangement offered by or in conjunction with its third party service provider. Effective on or about January 1, 2003, Target changed third party service providers and subsequent required plan amendments have been prepared by the successor third party service provider. Target has not obtained an individual determination letter from the Internal Revenue Service concerning the 401(k) plan’s tax-qualified status and, as a result of the foregoing events, Target may not be able to rely upon any favorable letter or advisory opinion that may have been issued to the volume submitter practitioner. No Target Company has engaged in a transaction with respect to any Target Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any Target Company to a tax or penalty imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Target or any Target Company.

(d) No Target Pension Plan has any “unfunded current liability,” as that term is defined in Section 302(d)(8)(A) of ERISA, based on actuarial assumptions set forth for such plan’s most recent actuarial valuation, and the fair market value of the assets of any such plan exceeds the plan’s “benefit liabilities”, as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no Material change in the financial position of any Target Pension Plan, (ii) no change in the actuarial assumptions with respect to any Target Pension Plan, and (iii) no increase in benefits under any Target Pension Plan as a result of plan amendments or changes in applicable Law, which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Target or Materially adversely affect the funding status of any such plan. Neither any Target Pension Plan nor any “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any Target Company, or the single-employer plan of any entity which is considered one employer with Target under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an “ERISA Affiliate”), has an “accumulated funding deficiency” within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA, which is reasonably likely to have a Material Adverse Effect on Target. No Target Company has provided, or is required to provide, security to a Target Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code. All premiums required to be paid under ERISA Section 4006 have been timely paid by all Target Companies except to the extent any failure to do so would not have a Materially Adverse Effect on Target.

(e) Within the six-year period preceding the Effective Time, no Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any Target Company with respect to any ongoing, frozen or terminated single-employer plan or the single-employer plan of any ERISA Affiliate, which Liability is reasonably likely to have a Material Adverse Effect on Target. Except as Previously Disclosed, no Target Company has incurred any withdrawal Liability with respect to a multi-employer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate), which Liability is reasonably likely to have a Material Adverse Effect on Target. No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Target Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

(f) Except as required under Title I, Part 6 of ERISA and Internal Revenue Code Section 4980B, no Target Company has any obligations for retiree health and life benefits under any of the Target Benefit Plans and there are no restrictions on the rights of such Target Company to amend or terminate any such Plan without incurring any Liability thereunder, which Liability is reasonably likely to have a Material Adverse Effect on Target.

(g) Except as Previously Disclosed, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or any employee of any Target Company from any Target Company under any Target Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Target Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit, where such payment, increase or acceleration is reasonably likely to have a Material Adverse Effect on Target.

(h) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement or employment agreement) of employees and former employees of any Target Company and its beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been fully reflected on the Target Financial Statements to the extent required by and in accordance with GAAP.

SECTION 4.15 Material Contracts. Except as Previously Disclosed or otherwise reflected in the Target Financial Statements, none of the Target Companies, nor any of their respective Assets, businesses or operations, is a party to, or is bound or affected by, or receives benefits under, (a) any employment, severance, termination, consulting or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $25,000, (b) any Contract relating to the borrowing of money by any Target Company or the guarantee by any Target Company of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully secured repurchase agreements, trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of business), and (c) any other Contract or amendment thereto that would be required to be filed as an exhibit to any report filed by Target with any Regulatory Authority as of the date of this Agreement that has not been filed by Target with any Regulatory Authority as an exhibit to any report filed by Target for the fiscal year ended December 31, 2005 (together with all Contracts referred to in Sections 4.10 and 4.14(a) of this Agreement, the “Target Contracts”). With respect to each Target Contract, (i) the Contract is in full force and effect, (ii) no Target Company is in Default thereunder other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Target Companies, (iii) no Target Company has repudiated or waived any Material provision of any such Contract, and (iv) no other party to any such Contract is, to the Knowledge of the Target Companies, in Default in any respect, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Target Companies, or has repudiated or waived any Material provision thereunder. Except as Previously Disclosed, all of the indebtedness of the Target Companies for money borrowed is prepayable at any time by the Target Companies without penalty or premium.

SECTION 4.16 Legal Proceedings. Except as Previously Disclosed, there is no Litigation instituted or pending or, to the Knowledge of Target, threatened (or unasserted but considered probable of assertion and which, if asserted, would have at least a reasonable probability of an unfavorable outcome) against any Target Company, or against any Asset, interest or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Target, nor are there any Orders of any Regulatory Authorities, other governmental authorities or arbitrators outstanding against any Target Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Target.

SECTION 4.17 Reports. Except as Previously Disclosed, since January 1, 2004, each Target Company has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file with any Regulatory Authority and has paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay any such fee or assessment is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Target. Except as Previously Disclosed, as of their respective dates, each of such reports, registrations and statements (as amended, in the case of any report, registration or statement that has been amended in accordance with applicable Law), including the financial statements, exhibits, and schedules thereto, complied in all Material respects with all applicable Laws. Except as Previously Disclosed, as of their respective dates, none of such reports, registrations or statements contained any untrue statement of a Material fact or omitted to state a Material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

SECTION 4.18 Statements True and Correct. No statement, certificate, instrument or other writing furnished or to be furnished by any Target Company or any Affiliate thereof to Purchaser pursuant to this Agreement or any other document, agreement or instrument referred to herein contains or will contain any untrue statement of Material fact or will omit to state a Material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any Target Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by Purchaser with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any Target Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to the Target shareholders in connection with the Shareholders’ Meeting, and any other documents to be filed by any Target Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of Target, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders’ Meeting, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meeting. All documents that any Target Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

SECTION 4.19 Tax and Regulatory Matters. Except as Previously Disclosed, no Target Company or any Affiliate thereof has taken any action, or has any Knowledge of any fact or circumstance that is reasonably likely, to (a) prevent the transactions contemplated hereby, including the Company Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (b) Materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 8.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the second sentence of such Section. To the Knowledge of Target, there exists no fact, circumstance, or reason why the requisite Consents referred to in Section 8.1(b) of this Agreement cannot be received in a timely manner without the imposition of any condition or restriction of the type described in the second sentence of such Section 8.1(b).

SECTION 4.20 Intellectual Property.

(a) Target has Previously Disclosed to Purchaser all patents, trademarks, trade names, trade secrets, copyrights, processes, service marks, royalty rights or design rights owned, used or licensed (as licensor or licensee) by Target Companies in the operation of their respective businesses and all applications therefor and registrations thereof, whether foreign or domestic, owned or controlled by Target Companies (the “Intellectual Property”), and, in the case of any such rights that are so owned, the jurisdiction in which such rights or applications have been registered, filed or issued, and, in the case of any such rights that are not so owned, the agreements under which such rights arise. Each of the Target Companies has taken all action necessary to keep the Intellectual Property owned by it in full force and effect, including filing all necessary affidavits and other documents and utilizing such property in interstate commerce. Each of the Target Companies is the sole and exclusive owner of the Intellectual Property which has been Previously Disclosed as being owned by it, with the sole and exclusive right, except to the extent indicated therein, to use and license such property. No claim has been asserted or, to Target’s Knowledge, threatened seeking cancellation or concurrent use of any registered trademark, trade name or service mark owned, used or licensed by any of the Target Companies.

(b) There are no claims, demands or suits pending or, to Target’s Knowledge, threatened against any of the Target Companies claiming an infringement by any of the Target Companies of any patents, copyrights, processes, licenses, trademarks, service marks or trade names of others in connection with its business; none of the Intellectual Property or, as the case may be, the rights granted to any of the Target Companies in respect thereof, infringes on the rights of any Person or is being infringed upon by any Person; and none of the Intellectual Property is subject to any outstanding order, decree, judgment, stipulation, injunction, restriction or agreement restricting the scope of its use by any of the Target Companies.

SECTION 4.21 Charter Provisions. Each Target Company has taken all action so that the entering into of this Agreement and the consummation of the Mergers and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under its Articles of Incorporation or Association or its By-Laws or other governing instruments (other than, with respect to Target, voting, dissenters’ rights of appraisal or other similar rights) or restrict or impair the ability of Purchaser to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any Target Company that may be acquired or controlled by it.

SECTION 4.22 State Takeover Laws. Target has taken all necessary action to exempt the transactions contemplated by this Agreement from any applicable “moratorium,” “control share,” “fair price,” “business combination” or other state takeover Law.

SECTION 4.23 Derivatives. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Target’s own account, or for the account of either Target Bank or its customers, were entered into (i) in accordance with prudent business practices and all applicable Laws and (ii) with counterparties believed to be financially responsible.

SECTION 4.24 Community Reinvestment Act. Each Target Bank has complied in all Material respects with the provisions of the Community Reinvestment Act (“CRA”) and the rules and regulations thereunder, has a CRA rating of not less than “satisfactory,” has received no Material criticism from regulators with respect to discriminatory lending practices, and has no Knowledge of any conditions or circumstances that are likely to result in a CRA rating of less than “satisfactory” or Material criticism from regulators with respect to discriminatory lending practices.

SECTION 4.25 Privacy of Customer Information.

(a) Each Target Bank is the sole owner of all individually identifiable personal information (“IIPI”) relating to its customers, former customers and prospective customers that will be transferred to Purchaser Companies pursuant to this Agreement and the other transactions contemplated hereby. For purposes of this Section 4.25, “IIPI” means any information relating to an identified or identifiable natural person.

(b) The collection and use of such IIPI by each Target Bank and the transfer of such IIPI to Purchaser Companies complies with all applicable privacy policies, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act and all other applicable state, federal and foreign privacy Law.

SECTION 4.26 Technology Systems.

(a) Except as Previously Disclosed, no action will be necessary as a result of the transactions contemplated by this Agreement to enable the electronic data processing, information, record keeping, communications, telecommunications, hardware, third party software, networks, peripherals, portfolio trading and computer systems, including any outsourced systems and processes, and Intellectual Property that are used by the Target Companies (collectively, the “Technology Systems”) to continue to be used by the Surviving Corporation and its Subsidiaries to the same extent and in the same manner that such Technology Systems have been used by the Target Companies prior to the Effective Time.

(b) The Technology Systems (for a period of eighteen (18) months prior to the Effective Time) have not suffered unplanned disruption causing a Material Adverse Effect on the business of any of the Target Companies. Except for ongoing payments due under relevant third party agreements, the Technology Systems are free from any Liens. Except as Previously Disclosed, access to business critical parts of the Technology Systems is not shared with any third party.

(c) None of the Target Companies has received notice of or is aware of any Material circumstances, including the execution of this Agreement, that would enable any third party to terminate any of its agreements or arrangements relating to the Technology Systems (including maintenance and support).

SECTION 4.27 Opinion of Financial Advisor. Target has received the opinion of Howe Barnes Investments, Inc. dated the date of this Agreement, to the effect that the consideration to be received by the holders of Target Common Stock pursuant hereto is fair, from a financial point of view, to such holders, a signed copy of which has been delivered to Purchaser.

SECTION 4.28 Board Recommendation. The Board of Directors of Target, at a meeting duly called and held, has (i) determined that this Agreement and the transactions contemplated hereby, including the Mergers, taken together, are fair to and in the best interests of Target’s shareholders and (ii) resolved to recommend that the holders of the shares of Target Common Stock approve this Agreement and the Company Merger.

ARTICLE 5.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Target and Target Bank as follows:

SECTION 5.1 Organization, Standing and Power. Each of Purchaser and Purchaser Bank is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Georgia, and Purchaser is duly registered as a bank holding company under the BHC Act. Each of Purchaser and Purchaser Bank has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. Each of Purchaser and Purchaser Bank is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Purchaser.

SECTION 5.2 Authority; No Breach.

(a) Each of Purchaser and Purchaser Bank has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and the Bank Merger Agreement and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Bank Merger Agreement and the consummation of the transactions contemplated herein and therein, including the Mergers, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Purchaser and Purchaser Bank. This Agreement and the Bank Merger Agreement represent legal, valid and binding obligations of Purchaser and Purchaser Bank, as the case may be, enforceable against them in accordance with their respective terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b) With respect to each of Purchaser and Purchaser Bank, neither the execution and delivery of this Agreement or the Bank Merger Agreement, nor the consummation of the transactions contemplated hereby or thereby, nor compliance with any of the provisions hereof or thereof, will (i) conflict with or result in a breach of any provision of its Articles of Incorporation or By-Laws, or (ii) constitute or result in a Default or loss of benefit under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Purchaser Company under, any Contract or Permit of any Purchaser Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Purchaser, or (iii) subject to receipt of the requisite approvals referred to in Section 8.1(b) of this Agreement, violate any Law or Order applicable to any Purchaser Company or any of its Assets.

(c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate Laws and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the IRS or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, and other than Consents, filings or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Purchaser, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Purchaser or Purchaser Bank of the Mergers and the other transactions contemplated in this Agreement.

SECTION 5.3 Capital Stock.

(a) The authorized capital stock of Purchaser consists of (i) 30,000,000 shares of Purchaser Common Stock, of which 13,033,445 shares were issued and outstanding as of July 31, 2006, and (ii) 5,000,000 shares of Preferred Stock, none of which are issued or outstanding as of the date of this Agreement. All of the issued and outstanding shares of Purchaser Common Stock and all of the issued and outstanding shares of capital stock of Purchaser Bank are, and all of the shares of Purchaser Common Stock to be issued in exchange for shares of Target Common Stock upon consummation of the Company Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the GBCC. None of the outstanding shares of Purchaser Common Stock has been, and none of the shares of Purchaser Common Stock to be issued in exchange for shares of Target Common Stock upon consummation of the Company Merger will be, issued in violation of any preemptive rights of the current or past shareholders of Purchaser. Options to purchase 502,088 shares of Purchaser Common Stock under the Purchaser Stock Plans were outstanding as of July 31, 2006. Purchaser owns all of the issued and outstanding shares of capital stock of Purchaser Bank free and clear of all Liens.

(b) Except as set forth in Section 5.3(a) of this Agreement or as Previously Disclosed, there are no shares of capital stock or other equity securities of Purchaser outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of Purchaser or contracts, commitments, understandings or arrangements by which Purchaser is or may be bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

SECTION 5.4 Purchaser Subsidiaries. The Purchaser Subsidiaries are as set forth in Purchaser’s SEC Documents. Purchaser owns all of the issued and outstanding shares of capital stock of each Purchaser Subsidiary. No equity securities of any Purchaser Subsidiary are or may become required to be issued (other than to a Purchaser Company) by reason of any options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of any such Subsidiary, and there are no Contracts by which any Purchaser Subsidiary is bound to issue (other than to a Purchaser Company) additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock or by which any Purchaser Company is or may be bound to transfer any shares of the capital stock of any Purchaser Subsidiary (other than to a Purchaser Company). There are no Contracts relating to the rights of any Purchaser Company to vote or to dispose of any shares of the capital stock of any Purchaser Subsidiary. All of the shares of capital stock of each Purchaser Subsidiary held by a Purchaser Company are fully paid and nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the Purchaser Company free and clear of any Lien. Each Purchaser Subsidiary is either a bank or a corporation, and is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease and operate its Assets and to carry on its business as now conducted. Each Purchaser Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Purchaser. Each Purchaser Subsidiary that is a depository institution is an insured institution as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

SECTION 5.5 Financial Statements.

(a) Purchaser has timely filed all Purchaser Financial Statements with the SEC, and Purchaser will deliver to Target copies of all financial statements, audited and unaudited, of Purchaser prepared subsequent to the date hereof. The Purchaser Financial Statements (as of the dates thereof and for the periods covered thereby) (a) are or, if dated after the date of this Agreement, will be in accordance with the books and records of the Purchaser Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with good business practices, and (b) present or will present, as the case may be, fairly the consolidated financial position of the Purchaser Companies as of the dates indicated and the consolidated results of operations, changes in shareholders’ equity, and cash flows of the Purchaser Companies for the periods indicated, in accordance with GAAP (subject to exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end adjustments that are not Material). To the Knowledge of Purchaser, (i) the Purchaser Financial Statements do not contain any untrue statement of a Material fact or omit to state a Material fact necessary to make the Purchaser Financial Statements not misleading with respect to the periods covered by them; and (ii) the Purchaser Financial Statements fairly present, in all Material respects, the financial condition, results of operations and cash flows of Purchaser as of and for the periods covered by them.

(b) Purchaser’s external auditor is and has been throughout the periods covered by the Purchaser Financial Statements (i) “independent” with respect to Purchaser within the meaning of Regulation S-X under the 1933 Act and (ii) in compliance with subsections (g) through (l) of Section 10A of the 1934 Act and the related rules of the SEC and the Public Company Accounting Oversight Board. Except as Previously Disclosed, Purchaser’s auditors have not performed any non-audit services for Purchaser since January 1, 2004.

SECTION 5.6 Absence of Undisclosed Liabilities. No Purchaser Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Purchaser, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Purchaser as of June 30, 2006 included in the Purchaser Financial Statements or reflected in the notes thereto. No Purchaser Company has incurred or paid any Liability since June 30, 2006, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Purchaser.

SECTION 5.7 Absence of Certain Changes or Events. Except as Previously Disclosed, since June 30, 2006, (a) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Purchaser, (b) the Purchaser Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a Material breach or violation of any of the covenants and agreements of Purchaser provided in Article 7 of this Agreement, and (c) each Purchaser Company has conducted its business in the ordinary and usual course (excluding the incurrence of expenses in connection with this Agreement and the transactions contemplated hereby).

SECTION 5.8 Tax Matters.

(a) All Tax returns required to be filed by or on behalf of any of the Purchaser Companies have been timely filed or requests for extensions have been timely filed, granted and have not expired for periods ended on or before June 30, 2006, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, except to the extent that all such failures to file, taken together, are not reasonably likely to have a Material Adverse Effect on Purchaser, and all returns filed are complete and accurate to the Knowledge of Purchaser. All Taxes shown on filed returns have been paid. As of the date of this Agreement, there is no audit examination, deficiency or refund Litigation with respect to any Taxes that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on Purchaser, except as reserved against in the Purchaser Financial Statements delivered prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

(b) None of the Purchaser Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect, and no unpaid tax deficiency has been asserted in writing against or with respect to any Purchaser Company, which deficiency is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Purchaser.

(c) Adequate provision for any Taxes due or to become due for any of the Purchaser Companies for the period or periods through and including the date of the respective Purchaser Financial Statements has been made and is reflected on such Purchaser Financial Statements.

(d) Deferred Taxes of the Purchaser Companies have been provided for in accordance with GAAP.

SECTION 5.9 Purchaser Allowance for Possible Loan Losses. The allowance for possible loan or credit losses (the “Purchaser Allowance”) shown on the consolidated balance sheets of Purchaser included in the most recent Purchaser Financial Statements dated prior to the date of this Agreement was, and the Purchaser Allowance shown on the consolidated balance sheets of Purchaser included in the financial statements of Purchaser as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the Purchaser Companies and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by the Purchaser Companies as of the dates thereof, except where the failure of such Purchaser Allowance to be so adequate is not reasonably likely to have a Material Adverse Effect on Purchaser.

SECTION 5.10 Assets. Except as Previously Disclosed or as disclosed or reserved against in the Purchaser Financial Statements, the Purchaser Companies have good and marketable title, free and clear of all Liens, to all of their respective Assets. All Material tangible properties used in the businesses of the Purchaser Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Purchaser’s past practices. All Assets which are Material to Purchaser’s business on a consolidated basis, held under leases or subleases by any of the Purchaser Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. The policies of fire, theft, liability and other insurance maintained with respect to the Assets or businesses of the Purchaser Companies provide adequate coverage under current industry practices against loss or Liability, and the fidelity and blanket bonds in effect as to which any of the Purchaser Companies is a named insured are reasonably sufficient. No Purchaser Company has received notice from any insurance carrier that (i) such insurance will be cancelled or that coverage thereunder will be reduced or eliminated or (ii) premium costs with respect to such policies of insurance will be substantially increased. The Assets of the Purchaser Companies include all assets required to operate the businesses of the Purchaser Companies as presently conducted.

SECTION 5.11 Environmental Matters.

(a) Each Purchaser Company, its Participation Facilities and, to the Knowledge of such Purchaser Company, its Loan Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Purchaser.

(b) There is no Litigation pending or, to the Knowledge of Purchaser, threatened before any court, governmental agency or authority or other forum in which any Purchaser Company or any of its Participation Facilities has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material or oil, whether or not occurring at, on, under or involving a site owned, leased or operated by any Purchaser Company or any of its Participation Facilities, except for such Litigation pending or, to the Knowledge of Purchaser, threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Purchaser.

(c) There is no Litigation pending or, to the Knowledge of Purchaser, threatened before any court, governmental agency or board or other forum in which any of its Loan Properties (or any Purchaser Company in respect of such Loan Property) has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor), with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material or oil, whether or not occurring at, on, under or involving a Loan Property, except for such Litigation pending or, to the Knowledge of Purchaser, threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Purchaser.

(d) To the Knowledge of Purchaser, there is no reasonable basis for any Litigation of a type described in subsections (b) or (c) above, except such as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Purchaser.

(e) To the Knowledge of Purchaser, during the period of (i) any Purchaser Company’s ownership or operation of any Loan Property, (ii) any Purchaser Company’s participation in the management of any Participation Facility, or (iii) any Purchaser Company’s holding of a security interest in a Loan Property, there has been no release of Hazardous Material or oil in, on, under or affecting such property, Participation Facility or Loan Property, the release or presence of which could reasonably be expected to result in any reporting, clean up or remedial obligation pursuant to any Environmental Law, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Purchaser.

(f) Prior to the period of (i) any Purchaser Company’s ownership or operation of any Loan Property, (ii) any Purchaser Company’s participation in the management of any Participation Facility, or (iii) any Purchaser Company’s holding of a security interest in a Loan Property, to the Knowledge of Purchaser, there has been no release of any Hazardous Material or oil in, on, under or affecting any such Participation Facility or Loan Property, the release or presence of which could reasonably be expected to result in any reporting, clean up or remedial obligation pursuant to any Environmental Law, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Purchaser.

SECTION 5.12 Compliance with Laws.

(a) Each Purchaser Company has in effect all Permits necessary for it to own, lease or operate its Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Purchaser, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Purchaser.

(b) Except as Previously Disclosed, no Purchaser Company:

(i) is in violation of any Laws, Orders or Permits applicable to its business or employees conducting its business, including the Sarbanes-Oxley Act of 2002 and the USA Patriot Act of 2001, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Purchaser; and

(iii) has received any notification or communication from any agency or department of federal, state or local government or any Regulatory Authority or the staff thereof (A) asserting that any Purchaser Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Purchaser, (B) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Purchaser, or (C) requiring any Purchaser Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts Materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

(c) Except as is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Purchaser, each Purchaser Company has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents thereof and all applicable Law. No Purchaser Company, or any director, officer or employee of any Purchaser Company, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Purchaser, and, except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Purchaser, the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(d) The records, systems, controls, data and information of Purchaser and the Purchaser Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Purchaser and its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in the immediately following sentence. Purchaser and the Purchaser Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Purchaser (i) has designed disclosure controls and procedures to ensure that Material information relating to Purchaser, including the Purchaser Subsidiaries, is made known to the management of Purchaser by others within those entities and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Purchaser’s auditors and the audit committee of its Board of Directors (A) any significant deficiencies or material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect in any Material respect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not Material, that involves management or other employees who have a significant role in its internal controls. Purchaser has made available to Target a summary of any such disclosure made by management to Purchaser’s auditors and audit committee since January 1, 2004.

SECTION 5.13 Labor Relations. No Purchaser Company is the subject of any Litigation asserting that it or any other Purchaser Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or seeking to compel it or any other Purchaser Company to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving any Purchaser Company, pending or, to its Knowledge, threatened, nor, to its Knowledge, is there any activity involving any Purchaser Company’s employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

SECTION 5.14 Employee Benefit Plans.

(a) For purposes of this Agreement, “Purchaser Benefit Plans” means all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other incentive plans, all other written employee programs, arrangements or agreements, all medical, vision, dental or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including “employee benefit plans,” as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Purchaser Company or Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries are eligible to participate. Any of the Purchaser Benefit Plans which is an “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA, is referred to herein as a “Purchaser ERISA Plan.” Each Purchaser ERISA Plan which is also a “defined benefit plan” (as defined in Section 414(j)) of the Internal Revenue Code) is referred to herein as a “Purchaser Pension Plan.” No Purchaser Pension Plan is or has been a multi-employer plan within the meaning of Section 3(37) of ERISA. The Purchaser Companies do not participate in either a multi-employer plan or a multiple employer plan.

(b) All Purchaser Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code and any other applicable Laws, the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Purchaser. Each Purchaser Benefit Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the IRS or may rely upon an opinion issued by the IRS to a prototype sponsor, and neither Purchaser nor any Purchaser Company is aware of any circumstances reasonably likely to result in revocation of any such favorable determination letter or failure of any Purchaser Benefit Plan intended to satisfy Internal Revenue Code Section 401 to satisfy the Tax qualification provisions of the Internal Revenue Code applicable thereto. No Purchaser Company has engaged in a transaction with respect to any Purchaser Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any Purchaser Company to a tax or penalty imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Purchaser or any Purchaser Company.

(c) No Purchaser Pension Plan has any “unfunded current liability,” as that term is defined in Section 302(d)(8)(A) of ERISA, based on actuarial assumptions set forth for such plan’s most recent actuarial valuation, and the fair market value of the assets of any such plan exceeds the plan’s “benefit liabilities”, as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no Material change in the financial position of any Purchaser Pension Plan, (ii) no change in the actuarial assumptions with respect to any Purchaser Pension Plan, and (iii) no increase in benefits under any Purchaser Pension Plan as a result of plan amendments or changes in applicable Law, which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Purchaser or Materially adversely affect the funding status of any such plan. Neither any Purchaser Pension Plan nor any “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any Purchaser Company, or the single-employer plan of any ERISA Affiliate, has an “accumulated funding deficiency” within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA, which is reasonably likely to have a Material Adverse Effect on Purchaser. No Purchaser Company has provided, or is required to provide, security to a Purchaser Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code. All premiums required to be paid under ERISA Section 4006 have been timely paid by all Purchaser Companies except to the extent any failure to do so would not have a Materially Adverse Effect on Purchaser.

(d) Within the six-year period preceding the Effective Time, no Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any Purchaser Company with respect to any ongoing, frozen or terminated single-employer plan or the single-employer plan of any ERISA Affiliate, which Liability is reasonably likely to have a Material Adverse Effect on Purchaser. Except as Previously Disclosed, no Purchaser Company has incurred any withdrawal Liability with respect to a multi-employer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate), which Liability is reasonably likely to have a Material Adverse Effect on Purchaser. No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Purchaser Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

(e) Except as required under Title I, Part 6 of ERISA and Internal Revenue Code Section 4980B, no Purchaser Company has any obligations for retiree health and life benefits under any of the Purchaser Benefit Plans and there are no restrictions on the rights of such Purchaser Company to amend or terminate any such Plan without incurring any Liability thereunder, which Liability is reasonably likely to have a Material Adverse Effect on Purchaser.

(f) Except as Previously Disclosed, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or any employee of any Purchaser Company from any Purchaser Company under any Purchaser Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Purchaser Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit, where such payment, increase or acceleration is reasonably likely to have a Material Adverse Effect on Purchaser.

(g) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement or employment agreement) of employees and former employees of any Purchaser Company and its beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been fully reflected on the Purchaser Financial Statements to the extent required by and in accordance with GAAP.

SECTION 5.15 Legal Proceedings. Except as Previously Disclosed, there is no Litigation instituted or pending or, to the Knowledge of Purchaser, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any Purchaser Company, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Purchaser, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Purchaser Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Purchaser.

SECTION 5.16 Reports. Except as Previously Disclosed, since January 1, 2004, each Purchaser Company has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file with the SEC, other Regulatory Authorities, and any applicable state securities or banking authorities and has paid all fees and assessments due and payable in connection therewith, except where the failure to so file such report, registration or statement or to pay any such fee or assessment is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Purchaser. As of their respective dates, each of such reports, registrations and statements, including the financial statements, exhibits, and schedules thereto, complied in all Material respects with all applicable Laws. As of their respective dates, none of such reports, registrations or statements contained any untrue statement of a Material fact or omitted to state a Material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

SECTION 5.17 Statements True and Correct. No statement, certificate, instrument or other writing furnished or to be furnished by any Purchaser Company or any Affiliate thereof to Target pursuant to this Agreement or any other document, agreement or instrument referred to herein contains or will contain any untrue statement of Material fact or will omit to state a Material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any Purchaser Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by Purchaser with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any Purchaser Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to Target’s shareholders in connection with the Shareholders’ Meeting, and any other documents to be filed by any Purchaser Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of Target, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders’ Meeting, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meeting. All documents that any Purchaser Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

SECTION 5.18 Tax and Regulatory Matters. No Purchaser Company or any Affiliate thereof has taken any action, or has any Knowledge of any fact or circumstance that is reasonably likely, to (a) prevent the transactions contemplated hereby, including the Company Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (b) Materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 8.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the second sentence of such Section. To the Knowledge of Purchaser, there exists no fact, circumstance or reason why the requisite Consents referred to in Section 8.1(b) of this Agreement cannot be received in a timely manner without the imposition of any condition or restriction of the type described in the second sentence of such Section 8.1(b).

SECTION 5.19 Charter Provisions. Each Purchaser Company has taken all action so that the entering into of this Agreement and the consummation of the Mergers and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under its Articles of Incorporation or By-Laws or other governing instruments or restrict or impair the ability of any Target shareholder to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of Purchaser Common Stock that may be acquired or controlled by such shareholder.

SECTION 5.20 Community Reinvestment Act. Purchaser has complied in all Material respects with the provisions of the CRA and the rules and regulations thereunder, has a CRA rating of not less than “satisfactory,” and has received no Material criticism from regulators with respect to discriminatory lending practices, and has no Knowledge of any conditions or circumstances that are likely to result in CRA ratings of less than “satisfactory” or Material criticism from regulators with respect to discriminatory lending practices.

ARTICLE 6.

CONDUCT OF BUSINESS PENDING CONSUMMATION

SECTION 6.1 Affirmative Covenants of Target. Unless the prior written consent of Purchaser shall have been obtained, and except as otherwise contemplated herein, Target shall and shall cause Target Bank to: (a) operate its business in the usual, regular, and ordinary course; (b) preserve intact its business organization and Assets and maintain its rights and franchises; (c) use its reasonable efforts to cause its representations and warranties set forth in this Agreement to be correct at all times; and (d) take no action which would (i) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the second sentence of Section 8.1(b) of this Agreement or (ii) adversely affect in any Material respect the ability of either Party to perform its covenants and agreements under this Agreement.

SECTION 6.2 Negative Covenants of Target. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Target covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer or chief financial officer of Purchaser, which consent shall not be unreasonably withheld or delayed:

(a) amend the Articles of Incorporation or Association, By-Laws or other governing instruments of any Target Company; or

(b) incur any additional debt obligation or other obligation for borrowed money (other than indebtedness of a Target Company to another Target Company) (for the Target Companies on a consolidated basis) except in the ordinary course of the business of Target Companies consistent with past practices (which shall include, for Target Subsidiaries that are depository institutions, creation of deposit liabilities, purchases of federal funds, receipt of Federal Home Loan Bank advances, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any share of stock of any Target Company of any Lien or permit any such Lien to exist; or

(c) repurchase, redeem or otherwise acquire or exchange (other than redemptions without the payment of any additional consideration or exchanges in the ordinary course under employee benefit plans or exercises or conversions prior to the Effective Time of Target Options or Target Warrants pursuant to the terms thereof), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any Target Company, or declare or pay any dividend or make any other distribution in respect of Target’s capital stock; or

(d) except for this Agreement or pursuant to another agreement with a Purchaser Company, or pursuant to the exercise of Target Options or Target Warrants outstanding as of the date hereof and pursuant to the terms thereof in existence on the date hereof, or as Previously Disclosed, issue, sell, pledge, encumber, authorize the issuance of or enter into any Contract to issue, sell, pledge, encumber or authorize the issuance of or otherwise permit to become outstanding, any additional shares of Target Common Stock or any other capital stock of any Target Company, or any stock appreciation rights, or any option, warrant, conversion or other right to acquire any such stock, or any security convertible into any such stock; or

(e) adjust, split, combine or reclassify any capital stock of any Target Company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Target Common Stock or sell, lease, mortgage or otherwise dispose of or otherwise encumber (i) any shares of capital stock of any Target Subsidiary (unless any such shares of stock are sold or otherwise transferred to another Target Company) or (ii) any Asset having a book value in excess of $50,000 other than in the ordinary course of business for reasonable and adequate consideration; or

(f) acquire another business or merge or consolidate with another entity or acquire direct or indirect control over any Person, other than in connection with (i) internal reorganizations or consolidations involving existing Subsidiaries, (ii) foreclosures in the ordinary course of business, or (iii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity; or

(g) grant any increase in compensation or benefits to the employees or officers of any Target Company (including such discretionary increases as may be contemplated by existing employment agreements), except in accordance with past practice Previously Disclosed or as required by Law; pay any bonus except to employees in accordance with past practice Previously Disclosed or the provisions of any applicable program or plan adopted by its Board of Directors prior to the date of this Agreement; enter into or amend any severance agreements with officers of any Target Company; or pay any bonus to, or grant any increase in fees or other increases in compensation or other benefits to, directors of any Target Company; or

(h) enter into or amend any employment Contract between any Target Company and any Person (unless such amendment is required by Law) that the Target Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

(i) adopt any new employee benefit plan of any Target Company or make any Material change in or to any existing employee benefit plans of any Target Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan; or

(j) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in regulatory accounting requirements or GAAP; or

(k) fail to maintain its books, accounts and records in the usual manner on a basis consistent with that heretofore employed; or

(l) commence any Litigation other than in accordance with past practice, settle any Litigation involving any Liability of any Target Company for money damages in excess of $25,000 or which involves Material restrictions upon the operations of any Target Company; or

(m) enter into any new line of banking or nonbanking business in which it is not actively engaged as of the date of this Agreement; or

(n) (i) charge off (except as may otherwise be required by Law or by regulatory authorities or by GAAP consistently applied) or sell (except in the ordinary course of business consistent with past practices or as the Board of Directors of the respective Target Company deems necessary to conduct safe and sound banking practices) any of its portfolio of loans, discounts or financing leases, or (ii) sell any asset held as other real estate or other foreclosed assets for an amount Materially less than 100% of its book value; or

(o) except in the ordinary course of business, modify, amend or terminate any Material Contract or waive, release, compromise or assign any Material rights or claims; or

(p) make any Material election with respect to Taxes; or

(q) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of five (5) years or less, (i) purchase any securities or make any Material investment, either by purchase of stock or securities, contributions to capital, Asset transfers or purchase of any assets, in any Person other than any Target Company, or (ii) otherwise acquire direct or indirect control over any Person other than in connection with (A) foreclosures in the ordinary course of business, (B) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity, or (C) the creation of new, wholly-owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement.

SECTION 6.3 Affirmative Covenants of Purchaser. Unless the prior written consent of Target shall have been obtained, and except as otherwise contemplated herein, Purchaser shall and shall cause each Purchaser Subsidiary to: (a) operate its business in the usual, regular, and ordinary course; (b) preserve intact its business organization and Assets and maintain its rights and franchises; (c) use its reasonable efforts to cause its representations and warranties set forth in this Agreement to be correct at all times; and (d) take no action which would (i) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the second sentence of Section 8.1(b) of this Agreement or (ii) adversely affect in any Material respect the ability of either Party to perform its covenants and agreements under this Agreement.

SECTION 6.4 Adverse Changes in Condition. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) is reasonably likely to cause or constitute a Material breach of any of its representations, warranties or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

SECTION 6.5 Reporting Requirements. Each Party and its Subsidiaries shall timely file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders’ equity and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not Material). As of their respective dates, such reports filed with the SEC will comply in all Material respects with the Securities Laws and will not contain any untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.

ARTICLE 7.

ADDITIONAL AGREEMENTS

SECTION 7.1 Registration Statement; Proxy Statement; Shareholder Approval. As soon as practicable after execution of this Agreement, Purchaser shall file the Registration Statement with the SEC, and shall use its best efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under applicable Securities Laws in connection with the issuance of the shares of Purchaser Common Stock upon consummation of the Company Merger. Target shall furnish all information concerning it and the holders of its capital stock as Purchaser may reasonably request in connection with such action. Target shall call a Shareholders’ Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of this Agreement and the transactions contemplated hereby and such other related matters as it deems appropriate. In connection with the Shareholders’ Meeting, (a) Purchaser shall prepare and file on Target’s behalf a Proxy Statement (which shall be included in the Registration Statement and which shall include an explanation of the restrictions on resale with respect to the shares of Purchaser Common Stock received by the holders of Target Common Stock in the Company Merger) with the SEC and mail it to Target’s shareholders, (b) each of the Parties shall furnish to the other all information concerning it that the other Party may reasonably request in connection with such Proxy Statement, (c) the Board of Directors of Target shall unanimously recommend to its shareholders (subject to compliance with their fiduciary duties as advised by counsel) that they approve this Agreement and the transactions contemplated hereby, and (d) the Board of Directors and officers of Target shall use their best efforts to obtain such shareholders’ approval. Target, as the sole shareholder of Target Bank, shall take all action to effect shareholder approval of the Bank Merger Agreement.

SECTION 7.2 Listing. Purchaser shall use its best efforts to list, prior to the Effective Time, on the NASDAQ Global Select Market, the shares of Purchaser Common Stock to be issued to the holders of Target Common Stock pursuant to the Company Merger.

SECTION 7.3 Applications. Purchaser shall promptly prepare and file, and Target shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement.

SECTION 7.4 Filings with State Offices. Upon the terms and subject to the conditions of this Agreement, Purchaser shall execute and file the Georgia Articles of Merger with the Secretary of State of the State of Georgia in connection with the Closing.

SECTION 7.5 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, as promptly as practicable so as to permit consummation of the Mergers at the earliest possible date and to otherwise enable consummation of the transactions contemplated hereby and shall cooperate fully with the other Party hereto to that end (it being understood that any amendments to the Registration Statement filed by Purchaser in connection with the Purchaser Common Stock to be issued in the Company Merger or a resolicitation of proxies as a consequence of an acquisition agreement by Purchaser or any of its Subsidiaries shall not violate this covenant), including using its efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 8 of this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its commercially reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

SECTION 7.6 Investigation and Confidentiality.

(a) Prior to the Effective Time, each Party will keep the other Party advised of all Material developments relevant to its business and to the consummation of the Mergers and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations.

(b) Except as may be required by applicable Law or legal process, and except for such disclosure to those of its directors, officers, employees and representatives as may be appropriate or required in connection with the transactions contemplated hereby, each Party shall hold in confidence all nonpublic information obtained from the other Party (including work papers and other Material derived therefrom) as a result of this Agreement or in connection with the transactions contemplated hereby (whether so obtained before or after the execution hereof) until such time as the Party providing such information consents to its disclosure or such information becomes otherwise publicly available. Promptly following any termination of this Agreement, each of the Parties agrees to use its best efforts to cause its respective directors, officers, employees and representatives to destroy or return to the providing party all such nonpublic information (including work papers and other material retrieved therefrom), including all copies thereof. Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations and financial position and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return all documents and copies thereof and all work papers containing confidential information received from the other Party.

(c) Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a Material breach of any representation, warranty, covenant or agreement of the other Party or which has had or is reasonably likely to have a Material Adverse Effect on the other Party.

(d) Neither any Party nor any Subsidiary of a Party shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client or similar privilege with respect to such information or contravene any Law, rule, regulation, Order, judgment, decree, fiduciary duty or agreement entered into prior to the date of this Agreement. The Parties will use their reasonable efforts to make appropriate substitute disclosure arrangements, to the extent practicable, in circumstances in which the restrictions of the immediately preceding sentence apply.

(e) Notwithstanding subsection (b) of this Section 7.6 or any other written or oral understanding or agreement to which the Parties are parties or by which they are bound, the Parties acknowledge and agree that any obligations of confidentiality contained herein and therein that relate to the tax treatment and tax structure of the Mergers (and any related transaction or arrangements) have not applied from the commencement of discussions between the Parties and will not hereafter apply to the Parties; and each Party (and each of its employees, representatives, or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Mergers and all materials of any kind that are provided to such Party relating to such tax treatment and tax structure, all within the meaning of Treasury Regulation Section 1.6011-4; provided, however, that each Party recognizes that each other Party has a right to maintain, in its sole discretion, any privilege that would protect the confidentiality of a communication relating to the Mergers, including a confidential communication with its attorney or a confidential communication with a federally authorized tax practitioner under Section 7525 of the Internal Revenue Code and that such privilege is not intended to be affected by the foregoing. These principles are meant to be interpreted so as to prevent the Mergers from being treated as offered under “conditions of confidentiality” within the meaning of the Treasury Regulations promulgated under Internal Revenue Code Sections 6011 and 6111(d)(2).

SECTION 7.7 Press Releases. Prior to the Effective Time, Target and Purchaser shall consult with each other as to the form and substance of any press release or other public disclosure Materially related to this Agreement or any transaction contemplated hereby; provided, however, that nothing in this Section 7.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party’s disclosure obligations imposed by Law.

SECTION 7.8 No Solicitation.

(a) Target shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any officer, director of employee of, or any investment banker, attorney or other advisor or representative of, Target or any of its Subsidiaries to, (i) solicit or initiate, or encourage the submission of, any Takeover Proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that, subject to compliance with subsection (c) below and after having consulted with independent outside legal counsel and having determined, in good faith, that the failure to do so would likely constitute a breach by the Target Board of Directors of its fiduciary duties to Target shareholders under applicable Law, Target may, in response to an unsolicited Takeover Proposal that (i) was not received in violation of this Section 7.8, (ii) is not subject to financing and (iii) the Target Board of Directors determines in good faith, after consultation with a financial advisor of nationally recognized reputation to such effect, would result in a transaction more favorable to Target shareholders than the Company Merger, (A) furnish information with respect to Target to any Person pursuant to a confidentiality agreement and (B) participate in negotiations regarding such Takeover Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the immediately preceding sentence by any executive officer of Target or any of its Subsidiaries or any investment banker, attorney or other advisor or representative of Target or any of its Subsidiaries, whether or not such person is purporting to act on behalf of Target or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Section 7.8 by Target. For purposes of this Agreement, “Takeover Proposal” means an inquiry, proposal or acquisition or purchase of a substantial amount of assets of Target or any of its Subsidiaries (other than investors in the ordinary course of business) or of over 15% of any class of equity securities of Target or any of its Subsidiaries or any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity securities of Target or any of its Subsidiaries, or any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving Target or any of its Subsidiaries other than the transactions contemplated by this Agreement, or any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or Materially delay the Mergers or which would reasonably be expected to dilute Materially the benefits to Purchaser of the transactions contemplated hereby.

(b) Except as set forth herein, neither the Board of Directors of Target nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Purchaser, the approval or recommendation of such Board of Directors or any such committee of this Agreement or the Mergers, (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (iii) enter into any agreement with respect to any Takeover Proposal. Notwithstanding the foregoing, if, after consultation with independent outside legal counsel and its financial advisors, the Board of Directors determines, in good faith, that failure to do so would likely constitute a breach of its fiduciary duties to Target shareholders under applicable Law, then, prior to the Shareholders’ Meeting, the Target Board of Directors may (subject to the terms of this and the following sentences) approve or recommend (and, in connection therewith, withdraw or modify its approval or recommendation of this Agreement or the Mergers) a Superior Proposal, or enter into an agreement with respect to a Superior Proposal, in each case at any time after the second Business Day following Purchaser’s receipt of written notice (a “Notice of Superior Proposal”) advising Purchaser that the Target Board of Directors has received a Superior Proposal, specifying the Material terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal; provided that Target shall not enter into an agreement with respect to a Superior Proposal unless Target shall have furnished Purchaser with written notice no later than 12:00 noon one (1) day in advance of any date that it intends to enter into such agreement. For purposes of this Agreement, a “Superior Proposal” means any bona fide proposal (not subject to financing) to acquire, directly or indirectly, for consideration consisting of cash or securities, more than 50% of the shares of Target Common Stock or of the common stock of either Target Bank then outstanding or all or substantially all of the assets of Target or of either Target Bank and otherwise on terms that the Target Board of Directors determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation) to be more favorable to Target shareholders than the Company Merger.

(c) In addition to the obligations of Target set forth in subsection (b) above, Target shall immediately advise Purchaser orally and in writing of any request for information or of any Takeover Proposal, or any inquiry with respect to or which could lead to any Takeover Proposal, the Material terms and conditions of such request, Takeover Proposal or inquiry, and the identity of the person making any Takeover Proposal or inquiry. Target shall keep Purchaser fully informed of the status and details (including amendments or proposed amendments) of any such request, Takeover Proposal or inquiry.

(d) Nothing contained in this Section 7.8 shall prohibit Target from making any disclosure to Target’s shareholders if the Target Board of Directors determines in good faith, after receipt of the written advice of outside counsel to such effect, that it is required to do so in order to discharge properly its fiduciary duties to shareholders under applicable Law; provided that Target does not, except as permitted by subsection (b) above, withdraw or modify, or propose to withdraw or modify, its position with respect to the Mergers or approve or recommend, or propose to approve or recommend, a Takeover Proposal.

SECTION 7.9 Tax Treatment. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Company Merger to, and to take no action which would cause the Company Merger not to, qualify for treatment as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

SECTION 7.10 Agreement of Affiliates. Target has Previously Disclosed all Persons whom it reasonably believes are “affiliates” of Target for purposes of Rule 145 under the 1933 Act. Target shall use its best efforts to cause each such Person to deliver to Purchaser not later than thirty (30) days after the date of this Agreement, a written agreement, substantially in the form of Exhibit 7.10 hereto, providing that such Person will not sell, pledge, transfer or otherwise dispose of the shares of Target Common Stock held by such Person except as contemplated by such agreement and will not sell, pledge, transfer or otherwise dispose of the shares of Purchaser Common Stock to be received by such Person upon consummation of the Company Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder. Regardless of whether each such affiliate has provided the written agreement referred to in this Section, Purchaser shall be entitled to place restrictive legends upon certificates for shares of Purchaser Common Stock issued to affiliates of Target pursuant to this Agreement to enforce the provisions of this Section.

SECTION 7.11 Employee Benefits and Contracts. Target will terminate the Target Benefit Plans as of the Effective Time, other than the Contract of Employment between Target and John R. Perrill dated November 17, 2005, which Purchaser Bank shall assume as of the Effective Time. Following the Effective Time, Purchaser shall provide generally to officers and employees of the Target Companies, who at or after the Effective Time become employees of a Purchaser Company (collectively, “New Purchaser Employees”), benefits under the employee benefit plans of Purchaser on terms and conditions which, when taken as a whole, are substantially similar to those currently provided by the Purchaser Companies to their similarly situated officers and employees. For purposes of participation, vesting and benefit accrual under all employee plans of the Purchaser Companies, the service of the employees of the Target Companies prior to the Effective Time shall be treated as service with a Purchaser Company participating in such employee benefit plans. Purchaser also shall credit New Purchaser Employees for amounts paid under Target Benefit Plans for the plan year for purposes of applying deductibles, co-payments and out-of-pocket maximums under the employee benefit plans of Purchaser.

SECTION 7.12 Large Deposits. Prior to the Closing, Target will provide Purchaser with a list of all certificates of deposit or checking, savings or other deposits owned by persons who, to the Knowledge of Target, had deposits aggregating more than $100,000 and a list of all certificates of deposit or checking, savings or other deposits owned by directors and officers of Target and each Target Bank and their Affiliates in an amount aggregating more than $100,000 as of the last day of the calendar month immediately prior to the Closing.

SECTION 7.13 Indemnification Against Certain Liabilities. Purchaser agrees that all rights to indemnification and all limitations of liability existing in favor of the officers and directors of Target and each Target Bank (“Indemnified Parties”) as provided in their respective Articles of Incorporation or Association and By-Laws as of the date hereof with respect to matters occurring prior to the Effective Time shall survive the Mergers. To the extent available, Purchaser shall maintain in effect for not less than three (3) years after the Closing Date policies of directors’ and officers’ liability insurance comparable to those maintained by Target with carriers comparable to Target’s existing carriers and containing terms and conditions which are no less advantageous in any Material respect to the officers and directors of Target and which cover Target’s present officers and directors for such three-year period regardless of whether or not such Persons remain employed by Target after the Closing Date, provided that the annual premium for such insurance shall not exceed 150% of the most current annual premium paid by Target for its directors’ and officers’ liability insurance.

SECTION 7.14 Voting Agreement. Concurrent with the execution hereof, Target shall obtain and deliver to Purchaser an agreement in substantially the form of Exhibit 7.14 hereto from each member of Target’s Board of Directors.

SECTION 7.15 Cooperation; Attendance at Board Meetings. In order to facilitate the Mergers and the combination of the respective businesses of Purchaser and Target as promptly as practicable following the Effective Time and to the extent not in violation of applicable Laws or the directives of any Regulatory Authority: (i) Target shall, and shall cause its Subsidiaries to, consult with Purchaser on all strategic and operational matters; and (ii) an individual selected by Purchaser reasonably acceptable to Target shall have the right to attend all meetings of the Board of Directors of Target and Target Bank in a non-voting observer capacity, to receive notice of such meetings and to receive the information provided by Target or Target Bank to such Boards of Directors, provided that Target or Target Bank may require that any person proposing to attend any meetings of its Boards of Directors shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so received during such meetings or otherwise. Notwithstanding the foregoing, this Section 7.15 shall not apply with respect to any meeting, or portion of a meeting, of the Board of Directors of Target at which such Board plans to discuss (i) matters related to Target’s rights and obligations under this Agreement or (ii) any Takeover Proposal.

SECTION 7.16 Section 16 Matters. Prior to the Effective Time: (a) the Board of Directors of Purchaser, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition by any officer or director of the Target who may become a covered person of Purchaser for purposes of Section 16 of the 1934 Act (together with the rules and regulations thereunder, “Section 16”), of shares of Purchaser Common Stock or options to purchase shares of Purchaser Common Stock pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16; and (b) the Board of Directors of Purchaser, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director Target who is a covered person of Target for purposes of Section 16 of shares of Purchaser Common Stock pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.

SECTION 7.17 Local Advisory Board. For a period of one (1) year following the consummation of the Mergers, Purchaser Bank shall maintain at the current location of the Target Bank a local advisory board, the members of which shall be Louis O. Dore, Martha B. Fender, D. Martin Goodman, Stancel E. Kirkland, Sr., Carl E. Lipscomb, Edward J. McNeil, Jr., Jimmy Lee Mullins, Sr., Frances K. Nicholson, J. Frank Ward and Bruce K. Wyles. Each advisory board member shall receive compensation for his or her service in the amount of $300 per month.

ARTICLE 8.

CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

SECTION 8.1 Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and consummate the Mergers and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 10.6 of this Agreement:

(a) Shareholder Approval. The shareholders of Target shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law or by the provisions of any governing instruments.

(b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Mergers shall have been obtained or made and shall be in full force and effect, and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which, in the reasonable judgment of the Board of Directors of either Party, would so Materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Mergers; provided, however, that no such condition or restriction shall be deemed to be Materially adverse unless it Materially differs from terms and conditions customarily imposed by any Regulatory Authority in connection with similar transactions.

(c) Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Mergers (other than those referred to in Section 8.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which, in the reasonable judgment of the Board of Directors of any of the Parties, would so Materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Mergers.

(d) Legal Proceedings. No court or governmental or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, Materially restricts or makes illegal consummation of the transactions contemplated by this Agreement.

(e) Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under all Securities Laws relating to the issuance or trading of the shares of Purchaser Common Stock issuable pursuant to the Company Merger shall have been received.

(f) NASD Listing. The shares of Purchaser Common Stock issuable pursuant to the Company Merger shall have been approved for listing (subject to issuance) on the NASDAQ Global Select Market.

SECTION 8.2 Conditions to Obligations of Purchaser. The obligations of Purchaser to perform this Agreement and consummate the Mergers and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Purchaser pursuant to Section 10.6(a) of this Agreement:

(a) Representations and Warranties. The representations and warranties of Target set forth or referred to in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date), except (i) as expressly contemplated by this Agreement, or (ii) for representations and warranties (other than the representations and warranties set forth in Section 4.3 of this Agreement, which shall be true in all respects) the inaccuracies of which relate to matters that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Target or would reasonably likely result in Purchaser’s inability to comply with the Sarbanes-Oxley Act of 2002; provided that, for purposes of this Section 8.2(a) only, those representations and warranties that are qualified by reference to “Material” or “Material Adverse Effect” shall be deemed not to include such qualifications.

(b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Target to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all Material respects.

(c) Certificates. Target shall have delivered to Purchaser (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer, to the effect that the conditions set forth in Sections 8.2(a) and 8.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by Target’s Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Purchaser and its counsel shall reasonably request.

(d) Opinion of Counsel. Target shall have delivered to Purchaser an opinion of Powell Goldstein LLP, counsel to Target, dated as of the Closing Date, covering those matters set forth in Exhibit 8.2(d) hereto, which opinion may be rendered in accordance with the Interpretive Standards on Legal Opinions to Third Parties in Corporate Transactions promulgated by the Corporate and Banking Law Section of the State Bar of Georgia (January 1, 1992) (the “Interpretive Standards”).

(e) Accountant’s Letters. Purchaser shall have received from Elliott Davis, LLC, letters dated not more than five (5) days prior to (i) the date of the Proxy Statement and (ii) the Effective Time, with respect to certain financial information regarding Target, in form and substance reasonably satisfactory to Purchaser, which letters shall be based upon customary specified procedures undertaken by such firm.

(f) Noncompete Agreements. Each member of Target’s Board of Directors shall have executed and delivered to Purchaser a Non-Competition and Non-Disclosure Agreement substantially in the form attached hereto as Exhibit 8.2(f).

(g) Tax Matters. Purchaser shall have received the opinion of Rogers & Hardin LLP, counsel to Purchaser, dated the Closing Date, to the effect that for federal income tax purposes the Company Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In rendering such opinion, counsel to Purchaser shall be entitled to rely upon customary representations and assumptions provided by Purchaser and Target that counsel to Purchaser reasonably deems relevant.

(h) Minimum Tangible Capital. Target shall have delivered to Purchaser a certificate, signed on its behalf by its acting chief executive officer, promptly following the close of business on the Business Day that is two (2) Business Days prior to the Closing Date certifying that, as of such time, the Tangible Capital of Target is at least (i) $6,000,000 or (ii) $6,150,000, as the case may be.

(i) Stock Options. The Board of Directors of Target, or the appropriate committee thereof, shall have taken all necessary action to permit all Target Options to be converted into the right to receive cash as set forth in Section 3.5 hereof as of the Effective Time.

SECTION 8.3 Conditions to Obligations of Target. The obligations of Target to perform this Agreement and consummate the Mergers and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Target pursuant to Section 10.6(b) of this Agreement:

(a) Representations and Warranties. The representations and warranties of Purchaser set forth or referred to in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date), except (i) as expressly contemplated by this Agreement, or (ii) for representations and warranties (other than the representations and warranties set forth in Section 5.3 of this Agreement, which shall be true in all respects) the inaccuracies of which relate to matters that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Purchaser; provided that, for purposes of this Section 8.3(a), those representations and warranties that are qualified by references to “Material” or “Material Adverse Effect” shall be deemed not to include such qualifications.

(b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Purchaser to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all Material respects.

(c) Certificates. Purchaser shall have delivered to Target (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.3(a) and 8.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by Purchaser’s Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Target and its counsel shall reasonably request.

(d) Opinion of Counsel. Purchaser shall have delivered to Target an opinion of Rogers & Hardin LLP, counsel to Purchaser, dated as of the Closing Date, covering those matters set forth in Exhibit 8.3(d) hereto, which opinion may be rendered in accordance with the Interpretive Standards.

(e) Delivery of Merger Consideration. Purchaser shall have delivered the Cash Consideration and the Stock Consideration to the Exchange Agent.

(f) Tax Matters. Target shall have received the opinion of Powell Goldstein LLP, counsel to Target, dated the Closing Date, to the effect that for federal income tax purposes the Company Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In rendering such opinion, counsel to Target shall be entitled to rely upon customary representations and assumptions provided by Purchaser and Target that counsel to Target reasonably deems relevant.

(g) Tail Insurance Coverage. Purchaser shall have provided Target written documentation evidencing the effectiveness of the insurance coverage described in Section 7.13 hereof.

ARTICLE 9.

TERMINATION

SECTION 9.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of Target, this Agreement may be terminated and the Mergers abandoned at any time prior to the Effective Time:

(a) by mutual consent of the Boards of Directors of Purchaser and Target; or

(b) by the Board of Directors of either Party (provided that the terminating Party is not then in Material breach of any representation, warranty, covenant or other agreement contained in this Agreement) in the event of a Material breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach and which breach would provide the non-breaching Party the ability to refuse to consummate the Mergers under the standard set forth in Section 8.2(a) of this Agreement in the case of Purchaser and Section 8.3(a) of this Agreement in the case of Target; or

(c) by the Board of Directors of either Party (provided that the terminating Party is not then in Material breach of any representation, warranty, covenant or other agreement contained in this Agreement) in the event of a Material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within (30) days after the giving of written notice to the breaching Party of such breach; or

(d) by the Board of Directors of either Party (provided that the terminating Party is not then in Material breach of any representation, warranty, covenant or other agreement contained in this Agreement) in the event (i) any Consent of any Regulatory Authority required for consummation of the Mergers and the other transactions contemplated hereby has been denied by final non-appealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the shareholders of Target fail to approve this Agreement and the transactions contemplated hereby as required by the SCCA at the Shareholders’ Meeting where the transactions were presented to such shareholders for approval and voted upon (assuming, for this purpose, that Purchaser votes the proxies granted to it pursuant to Section 7.14 hereof in favor thereof); or

(e) by the Board of Directors of either Party in the event that the Company Merger shall not have been consummated by March 31, 2007, provided the failure to consummate the Company Merger on or before such date was not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 9.1(e); or

(f) by the Board of Directors of either Party (provided that the terminating Party is not then in Material breach of any representation, warranty, covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Mergers cannot be satisfied or fulfilled by the date specified in Section 9.1(e) of this Agreement; or

(g) by the Board of Directors of either party if the Average Market Price (determined without regard to the proviso in the definition thereof) is less than $21.00, unless the Parties shall have agreed in writing prior to the Closing Date for the Purchaser to, in its discretion, either issue additional shares of Purchaser Common Stock or pay additional cash to holders of Outstanding Target Shares, such that, as a result thereof, each Outstanding Target Share will be converted into the right to receive cash or shares of Purchaser Common Stock having an aggregate value equal to the Target Stock Price; or

(h) by the Board of Directors of Purchaser if the Board of Directors of Target (A) shall withdraw, modify or change its recommendation with respect to this Agreement or the Mergers or shall have resolved to do so, or (B) shall have recommended or approved a Takeover Proposal or shall have resolved to do so; or

(i) by the Board of Directors of Target in connection with entering into a definitive agreement in accordance with Section 7.8(b), provided that it has complied with all provisions thereof, including the notice provisions therein, and that it makes simultaneous payment of the Termination Fee; or

(j) by the Board of Directors of Purchaser if Target fails to properly file required reports with the SEC on a timely basis; or

(k) by the Board of Directors of Purchaser if, prior to the Effective Time, there shall have occurred any event, change, occurrence, condition or state of facts that would, individually or in the aggregate, have a Material Adverse Effect on Target.

SECTION 9.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 9.1 hereof, this Agreement shall become null and void and have no effect, except (i) as provided in Sections 10.2 and 10.14 hereof, and (ii) for any liability of a Party arising out of a willful breach of any representation, warranty or covenant in this Agreement prior to the date of termination, unless such breach was required by Law or by any bank or bank holding company regulatory authority. Each Party hereby agrees that its sole right and remedy with respect to any non-willful breach of a representation or warranty or covenant by the other Party shall be not to close the transactions described herein if such breach results in the nonsatisfaction of a condition set forth in Article 8 hereof; provided, however, that the foregoing shall not be deemed to be a waiver of any claim for a willful breach of a representation, warranty or covenant or for fraud (except if such breach is required by Law or by any insurance regulatory authority, or bank or bank holding company regulatory authority), in which case the Parties will have all available legal rights and remedies.

ARTICLE 10.

MISCELLANEOUS

SECTION 10.1 Definitions. Except as otherwise provided herein, the capitalized terms set forth below (in their singular and plural forms as applicable) shall have the following meanings:

“Affiliate” of a Person shall mean (a) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person or (b) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person.

“Assets” of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“Average Market Price” means the arithmetic average of the daily closing price per share of Purchaser Common Stock (adjusted appropriately for any stock split, stock dividend, recapitalization, reclassification or similar transaction that is effected or for which a record date occurs), as reported on the NASDAQ Global Select Market, for each of the ten (10) consecutive trading days ending on (and including) the trading day that occurs two (2) trading days prior to (and not including) the Closing Date; provided, however, that if the Average Market Price as calculated above is greater than $28.00, then the Average Market Price for purposes of this Agreement shall be $28.00, and if the Average Market Price as calculated above is less than $21.00, then the Average Market Price for purposes of this Agreement shall be $21.00.

“Bank Merger” shall have the meaning set forth in the Preamble hereto.

“BHC Act” shall mean the federal Bank Holding Company Act of 1956, as amended.

“Business Day” shall mean any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of Georgia generally are authorized or required by Law or other government action to close.

“Cash Consideration” shall have the meaning set forth in Section 3.1(b) of this Agreement.

“Cash Election” shall have the meaning set forth in Section 3.1(c) of this Agreement.

“Cash Election Shares” shall have the meaning set forth in Section 3.1(f) of this Agreement.

“Closing” shall mean the closing of the transactions contemplated hereby, as described in Section 1.3 of this Agreement.

“Closing Date” shall have the meaning set forth in Section 1.3 of this Agreement.

“Combination Election” shall have the meaning set forth in Section 3.1(c) of this Agreement.

“Company Merger” shall have the meaning set forth in the Preamble hereto.

“Consent” shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order or Permit.

“Contract” shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

“CRA” shall have the meaning set forth in Section 4.24 of this Agreement.

“Default” shall mean (a) any breach or violation of or default under any Contract, Order or Permit, (b) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (c) any occurrence of any event that with or without the passage of or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase or impose any Liability under, any Contract, Order or Permit.

“Default Stock Election” shall have the meaning set forth in Section 3.1(e) of this Agreement.

“Dissenting Shares” shall have the meaning set forth in Section 3.1(b) of this Agreement.

“Effective Time” shall mean the date and time at which the Company Merger becomes effective as defined in Section 1.4 of this Agreement.

“Election Deadline” shall have the meaning set forth in Section 3.1(c) of this Agreement.

“Environmental Laws” shall mean all Laws which are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local agencies with primary jurisdiction over pollution or protection of the environment.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall have the meaning set forth in Section 4.14(d) of this Agreement.

“Exchange Agent” shall have the meaning set forth in Section 3.1(d) of this Agreement.

“Exhibits” shall mean the Exhibits attached to this Agreement, which Exhibits are hereby incorporated by reference herein and made a part hereof and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

“Expenses and Fees” shall have the meaning set forth in Section 10.2(a) of this Agreement.

“Form of Election” shall have the meaning set forth in Section 3.1(c) of this Agreement.

“GAAP” shall mean generally accepted accounting principles consistently applied during the periods involved.

“Georgia Articles of Merger” shall mean the Articles of Merger or Certificate of Merger, if applicable, to be executed by Purchaser and filed with the Secretary of State of the State of Georgia relating to the Company Merger as contemplated by Section 1.4 of this Agreement.

“GBCC” shall mean the Georgia Business Corporation Code.

“Hazardous Material” shall mean any pollutant, contaminant, or hazardous substance within the meaning of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. § 9601 et seq., or any similar federal, state or local Law.

“IIPI” shall have the meaning set forth in Section 4.25(a) of this Agreement.

“Indemnified Parties” shall have the meaning set forth in Section 7.13 of this Agreement.

“Intellectual Property” shall have the meaning set forth in Section 4.20 of this Agreement.

“Internal Revenue Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Interpretive Standards” shall have the meaning set forth in Section 8.2(d) of this Agreement.

“IRS” shall mean the United States Internal Revenue Service.

“Islands Common Stock” shall have the meaning set forth in Section 4.3(b) of this Agreement.

“Knowledge” as used with respect to a Person shall mean the Knowledge after reasonable due inquiry of the President, Chief Financial Officer, Chief Accounting Officer, Chief Credit Officer or any Senior or Executive Vice President of such Person.

“Law” shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including those promulgated, interpreted or enforced by any of the Regulatory Authorities.

“Letter of Transmittal” shall have the meaning set forth in Section 3.2 of this Agreement.

“Liability” shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, and (iii) Liens which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

“Litigation” shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice (written or oral) by any Person alleging potential Liability or requesting information relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

“Loan Property” shall mean any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Material” or “Materially” for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question, provided that any specific monetary amount stated in this Agreement shall determine Materiality in that instance.

“Material Adverse Effect” on a Party shall mean an event, change or occurrence which has a Material adverse impact on (a) the financial position, business, or results of operations of such Party and its Subsidiaries taken as a whole, or (b) the ability of such Party to perform its obligations under this Agreement or to consummate the Mergers or the other transactions contemplated by this Agreement, provided that “Material adverse impact” shall not be deemed to include the impact of (w) changes in economic or other conditions, including the interest rate environment, affecting the banking industry in general, (x) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (y) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and their holding companies, and (z) the Mergers and compliance with the provisions of this Agreement on the operating performance of the Parties.

“Maximum Cash Election Number” shall have the meaning set forth in Section 3.1(f) of this Agreement.

“Maximum Stock Election Number” shall have the meaning set forth in Section 3.1(f) of this Agreement.

“Mergers” shall have the meaning set forth in the Preamble hereto.

“NASD” shall mean the National Association of Securities Dealers, Inc.

“New Purchaser Employees” shall have the meaning set forth in Section 7.11 of this Agreement.

“1933 Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC thereunder.

“1934 Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder.

“Notice of Superior Proposal” shall have the meaning set forth in Section 7.8(b) of this Agreement.

“Old Certificates” shall have the meaning set forth in Section 3.1(h) of this Agreement.

“Option Holder” shall have the meaning set forth in Section 3.5 of this Agreement.

“Option Shares” shall mean the shares of Target Common Stock issuable by Target in connection with the exercise of any Target Option (whether or not such Target Option is then exercisable).

“Order” shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Regulatory Authority.

“Outstanding Target Share” shall have the meaning set forth in Section 3.1(b) of this Agreement.

“Participation Facility” shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management (including any property or facility held in a joint venture) and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

“Party” shall mean either Target and Target Bank, collectively, or Purchaser and Purchaser Bank, collectively, and “Parties” shall mean Target, Target Bank, Purchaser and Purchaser Bank, collectively.

“Permit” shall mean any federal, state, local or foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its capital stock, Assets, Liabilities or business.

“Person” shall mean a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

“Previously Disclosed” shall mean information (a) delivered in writing prior to or contemporaneously with the execution and delivery of this Agreement in the manner and to the Party and counsel described in Section 10.8 of this Agreement and describing in reasonable detail the matters contained therein, provided that in the case of Subsidiaries acquired after the date of this Agreement, such information may be so delivered by the acquiring Party to the other Party prior to the date of such acquisition, (b) disclosed prior to the date of this Agreement by one Party to the other Party in an SEC Document delivered to such other Party in which the specific information has been identified by the delivering Party, or (c) disclosed in writing during Purchaser’s due diligence investigation pursuant to Section 7.6(a) by Target to Purchaser describing in reasonable detail the matters contained therein.

“Proxy Statement” shall mean the proxy statement used by Target to solicit the approval of its shareholders of the transactions contemplated by this Agreement and shall include the prospectus of Purchaser relating to shares of Purchaser Common Stock to be issued to the shareholders of Target.

“Purchaser Allowance” shall have the meaning set forth in Section 5.9 of this Agreement.

“Purchaser Benefit Plans” shall have the meaning set forth in Section 5.14(a) of this Agreement.

“Purchaser Common Stock” shall mean the $1.00 par value common stock of Purchaser.

“Purchaser Companies” shall mean, collectively, Purchaser and all Purchaser Subsidiaries, including Purchaser Bank.

“Purchaser ERISA Plan” shall have the meaning set forth in Section 5.14(a) of this Agreement.

“Purchaser Financial Statements” shall mean (a) the consolidated balance sheets (including related notes and schedules, if any) of Purchaser as of December 31, 2005, 2004 and 2003, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) and for each of the three years ended December 31, 2005, 2004 and 2003, as filed by Purchaser in its SEC Documents, and (b) the consolidated balance sheets of Purchaser (including related notes and schedules, if any) and related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) included in its SEC Documents filed with respect to periods ended subsequent to December 31, 2005.

“Purchaser Pension Plan” shall have the meaning set forth in Section 5.14(a) of this Agreement.

“Purchaser Stock Plans” shall mean the existing stock option and other stock-based compensation plans of Purchaser.

“Purchaser Subsidiaries” shall mean the Subsidiaries of Purchaser.

“Record Date” shall have the meaning set forth in Section 3.1(c) of this Agreement.

“Registration Statement” shall mean the Registration Statement on Form S-4, or other appropriate form, to be filed with the SEC by Purchaser under the 1933 Act in connection with the transactions contemplated by this Agreement.

“Regulatory Authorities” shall mean, collectively, the Federal Trade Commission, the SEC, the NASD, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Georgia Department of Banking and Finance, the South Carolina Board of Financial Institutions, and all other federal, state, county, local or other governmental or regulatory agencies, authorities, instrumentalities, commissions, boards or bodies having jurisdiction over the Parties and their respective Subsidiaries.

“Representative” shall have the meaning set forth in Section 3.1(c) of this Agreement.

“SCCA” shall mean the South Carolina Business Corporation Act of 1988.

“SEC” shall mean the United States Securities and Exchange Commission.

“SEC Documents” shall mean all reports and registration statements filed by a Party or any of its Subsidiaries with the SEC pursuant to the Securities Laws.

“Securities Laws” shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, state blue sky Laws, and the rules and regulations of any Regulatory Authority promulgated thereunder.

“Shareholders’ Meeting” shall mean the meeting of the shareholders of Target to be held pursuant to Section 7.1 of this Agreement, including any adjournment or postponement thereof.

“Stock Consideration” shall have the meaning set forth in Section 3.1(b) of this Agreement.

“Stock Election” shall have the meaning set forth in Section 3.1(c) of this Agreement.

“Stock Election Shares” shall have the meaning set forth in Section 3.1(f) of this Agreement.

“Subsidiaries” shall mean all those corporations, banks, associations or other entities of which the entity in question owns or controls 5% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, that there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

“Superior Proposal” shall have the meaning set forth in Section 7.8(b) of this Agreement.

“Surviving Corporation” shall mean Purchaser as the surviving corporation resulting from the Company Merger.

“Takeover Proposal” shall have the meaning set forth in Section 7.8(a) of this Agreement.

“Tangible Capital” shall be determined in accordance with GAAP and shall mean the (i) total capital of the Target Companies (excluding accumulated comprehensive income) on a consolidated basis minus (ii) (A) goodwill and core deposit intangible balances of Target Companies on a consolidated basis and (B) all Target expenses related to the Merger, including legal fees, accounting fees, investment banking fees, printing charges, costs incurred in terminating existing data processing contracts and success fee, change of control or similar payments required to be made to employees as a result of the consummation of the Merger.

“Target Allowance” shall have the meaning set forth in Section 4.9 of this Agreement.

“Target Benefit Plans” shall have the meaning set forth in Section 4.14(a) of this Agreement.

“Target Common Stock” shall mean the no par value Common Stock of Target.

“Target Companies” shall mean, collectively, Target and all Target Subsidiaries, including Target Bank.

“Target Contracts” shall have the meaning set forth in Section 4.15 of this Agreement.

“Target ERISA Plan” shall have the meaning set forth in Section 4.14 of this Agreement.

“Target Financial Statements” shall mean (a) the consolidated balance sheets (including related notes and schedules, if any) of Target as of December 31, 2005, 2004 and 2003, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 2005, 2004 and 2003, as filed by Target in its SEC Documents, and (b) the consolidated balance sheets of Target (including related notes and schedules, if any) and related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) included in its SEC Documents filed with respect to periods ended subsequent to December 31, 2005.

“Target Option” shall have the meaning set forth in Section 3.5 of this Agreement.

“Target Pension Plan” shall have the meaning set forth in Section 4.14(a) of this Agreement.

“Target Stock Plans” shall mean the existing stock option and other stock-based compensation plans of Target.

“Target Stock Price” shall mean $22.50, unless the Tangible Capital of Target for purposes of Section 8.2(h) hereof is less than $6,150,000 but greater than or equal to $6,000,000, in which case Target Stock Price shall mean $22.25.

“Target Subsidiaries” shall mean the Subsidiaries of Target, which shall include the Target Subsidiaries described in Section 4.4 of this Agreement and any Person acquired as a Subsidiary of Target in the future and owned by Target at the Effective Time.

“Target Warrant” shall have the meaning set forth in Section 3.6 of this Agreement.

“Taxes” shall mean any federal, state, county, local, foreign or other taxes, assessments, charges, fares, or impositions, including interest and penalties thereon or with respect thereto.

“Technology Systems” shall have the meaning set forth in Section 4.26 of this Agreement.

“Termination Fee” shall have the meaning set forth in Section 10.2 of this Agreement.

“Warrant Holder” shall have the meaning set forth in Section 3.6 of this Agreement.

“Warrant Shares” shall mean the shares of Target Common Stock issuable by Target in connection with the exercise of any Target Warrant (whether or not such Target Warrant is then exercisable).

SECTION 10.2 Expenses; Effect of Certain Terminations.

(a) Except as otherwise provided in this Section 10.2, (i) each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants and counsel; and (ii) each of the Parties shall bear and pay one-half of costs incurred in connection with the printing and mailing of the Registration Statement and the Proxy Statement (the foregoing clauses (i) and (ii), collectively, the “Expenses and Fees”).

(b) Target shall pay, or cause to be paid, in same day funds to Purchaser, cash in the amount of $500,000 (the “Termination Fee”) upon demand if (A) Purchaser terminates this Agreement pursuant to Section 9.1(h) or Target terminates this Agreement pursuant to Section 9.1(i), or (B) prior to the termination of this Agreement (other than by Target pursuant to Section 9.1(c), 9.1(d)(i), 9.1(e) or 9.1(g)), a Takeover Proposal shall have been made and within one (1) year of such termination, Target enters into an agreement with respect to, or approves or recommends such Takeover Proposal.

(c) In the event this Agreement is terminated as a result of Purchaser’s willful breach of any of its representations, warranties or covenants contained herein, unless such breach was required by Law or by any bank or bank holding company Regulatory Authority, Purchaser shall reimburse Target for its reasonable out-of-pocket expenses directly relating to the Company Merger in an amount not to exceed $250,000, which amount shall not be deemed an exclusive remedy or liquidated damages.

(d) In the event this Agreement is terminated as a result of Target’s willful breach of any of its representations, warranties or covenants contained herein, unless such breach was required by Law or by any bank or bank holding company Regulatory Authority, and other than under circumstances in which the provisions of Section 10.2(b) hereof shall apply, Target shall reimburse Purchaser for its reasonable out-of-pocket expenses relating to the Company Merger in an amount not to exceed $250,000, which amount shall not be deemed an exclusive remedy or liquidated damages.

SECTION 10.3 Brokers and Finders. Except for Howe Barnes Investments, Inc. with respect to Target, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions or finders’ fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon its representing or being retained by or allegedly representing or being retained by Target or Purchaser, each of Target and Purchaser, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

SECTION 10.4 Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the Bank Merger Agreement and the other documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement, other than as provided in Section 7.13 of this Agreement.

SECTION 10.5 Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties; provided, however, that after any such approval by the holders of Target Common Stock, there shall be made no amendment decreasing the consideration to be received by Target shareholders without the further approval of such shareholders.

SECTION 10.6 Waivers.

(a) Prior to or at the Effective Time, Purchaser, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Target, to waive or extend the time for the compliance or fulfillment by Target of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Purchaser under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Purchaser.

(b) Prior to or at the Effective Time, Target, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Purchaser, to waive or extend the time for the compliance or fulfillment by Purchaser of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Target under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Target.

(c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

SECTION 10.7 Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party; provided, however, that if Purchaser is acquired before the Closing, this Agreement may be assigned by Purchaser and assumed by the acquiring Person without Target’s consent. Subject to the immediately preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

SECTION 10.8 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

Purchaser:	Ameris Bancorp
24 2nd Avenue, S.E.
Moultrie, Georgia 31768
Telecopy Number: (229) 890-2235
Attention: President

Copy to (which copy will not constitute notice to Purchaser):

Rogers & Hardin LLP
2700 International Tower, Peachtree Center
229 Peachtree Street, N.E.
Atlanta, Georgia 30303
Telecopy Number: (404) 525-2224
Attention: Steven E. Fox, Esq.

Target:	Islands Bancorp
2348 Boundary Street
Beaufort, South Carolina 29902
Telecopy Number: (843) 521-1849
Attention: President

Copy to (which copy will not constitute notice to Target):

Powell Goldstein LLP
One Atlantic Center, Fourteenth Floor
1201 West Peachtree Street, NW
Atlanta, Georgia 30309-3488
Telecopy Number: (404) 572-6999
Attention: Kathryn Knudson, Esq.

SECTION 10.9 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Georgia, without regard to any applicable conflicts of Laws, except to the extent that the federal Laws of the United States may apply to the Mergers.

SECTION 10.10 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Executed counterparts of this Agreement may be delivered by the Parties via facsimile transmission.

SECTION 10.11 Interpretation. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. When a reference is made in this Agreement to Articles, Sections or Exhibits, such reference will be to an Article or Section of or Exhibit to this Agreement unless otherwise indicated. The table of contents contained in this Agreement is for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” Unless the context otherwise requires (i) “or” is disjunctive but not necessarily exclusive, (ii) words in the singular include the plural and vice versa, (iii) the use in this Agreement of a pronoun in reference to a Party hereto includes the masculine, feminine or neuter, as the context may require, and (iv) terms used herein that are defined in GAAP have the meanings ascribed to them therein. No provision of this Agreement will be interpreted in favor of, or against, any of the Parties to this Agreement by reason of the extent to which any such Party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof, and no rule of strict construction will be applied against any Party hereto. This Agreement will not interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law.

SECTION 10.12 Enforcement of Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

SECTION 10.13 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

SECTION 10.14 Survival. The respective representations, warranties, obligations, covenants and agreements of the Parties shall not survive the Effective Time or the termination and abandonment of this Agreement, except that (i) Articles Two, Three and Ten and Sections 7.6(b), 7.9, 7.11 and 7.13 of this Agreement shall survive the Effective Time; and (ii) Sections 7.6(b), 9.2, 10.1, 10.2, 10.9 and 10.14 shall survive the termination and abandonment of this Agreement.

[Signatures on next page.]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by its officers as of the day and year first above written.

ATTEST:	ISLANDS BANCORP

/s/ EDWARD J. MCNEIL	By:	/s/ D. MARTIN GOODMAN
Secretary	Its:	Chairman of the Board

[CORPORATE SEAL]

ATTEST:	ISLANDS COMMUNITY BANK, N.A.

/s/ EDWARD J. MCNEIL	By:	/s/ D. MARTIN GOODMAN
Secretary	Its:	Chairman of the Board

[CORPORATE SEAL]

ATTEST:	AMERIS BANCORP

/s/ CINDI H. LEWIS	By:	/s/ EDWIN W. HORTMAN, JR.
Secretary	Its:	President and Chief Executive Officer

[CORPORATE SEAL]

AMERICAN BANKING COMPANY

/s/ CINDI H. LEWIS	By:	/s/ EDWIN W. HORTMAN, JR.
Secretary	Its:	President and Chief Executive Officer

[CORPORATE SEAL]

EXHIBIT 1.2

BANK PLAN OF MERGER AND MERGER AGREEMENT

THIS BANK PLAN OF MERGER AND MERGER AGREEMENT (the “Agreement”) is made and entered into as of the      day of                     , 2006, by and between AMERICAN BANKING COMPANY, a Georgia state-chartered bank (the “Surviving Bank”), and ISLANDS COMMUNITY BANK, N.A., a national banking association (the “Merging Bank”) (the Merging Bank and the Surviving Bank are hereinafter collectively referred to as the “Constituent Banks”).

W I T N E S S E T H:

WHEREAS, the Constituent Banks, Ameris Bancorp, a Georgia corporation and the sole shareholder of the Surviving Bank (“Ameris”), and Islands Bancorp, a South Carolina corporation and the sole shareholder of the Merging Bank (“Islands”), have entered into that certain Agreement and Plan of Merger dated as of August 15, 2006 (the “Holding Company Agreement”), pursuant to which Islands would be merged with and into Ameris (the “Company Merger”);

WHEREAS, the Boards of Directors of the Constituent Banks deem it advisable and for the benefit of said Constituent Banks that the Merging Bank merge with and into the Surviving Bank immediately upon, and subject to, the consummation of the Company Merger (the “Merger”); and

WHEREAS, the Financial Institutions Code of Georgia (the “Code”) authorizes the merger of a national bank and a bank organized under the Code, subject to applicable provisions of the Code and the approval of such merger by the Department of Banking and Finance of the State of Georgia (the “Department”);

NOW, THEREFORE, for and in consideration of the premises and other mutual agreements, covenants, representations and warranties contained herein, the parties hereto agree as follows:

I.

MERGER; EFFECTIVE TIME

1.1 Merger. At the Effective Time, as hereinafter defined, the Merging Bank shall be merged with and into the Surviving Bank, in accordance with the Code. The Surviving Bank shall survive the Merger, the separate existence of the Merging Bank shall cease, and the Merger shall in all respects have the effect provided for in the applicable provisions of the Code.

1.2 Effective Time. Subject to the consummation of the Company Merger in accordance with the Holding Company Agreement, Articles of Merger evidencing the transactions contemplated herein shall be delivered to the Department for filing in accordance with the Code. The Merger shall be effective upon the issuance of a certificate of merger with respect thereto by the Secretary of State of the State of Georgia (the “Effective Time”).

II.

NAME OF SURVIVING BANK; ARTICLES OF

INCORPORATION; BYLAWS; DIRECTORS; OFFICERS

2.1 Name of Surviving Bank. The name of the Surviving Bank shall be “American Banking Company” or such other name as the Surviving Bank shall be operating under immediately prior to the Effective Time.

2.2 Articles of Incorporation of the Surviving Bank. The Articles of Incorporation of the Surviving Bank in effect at the Effective Time shall (until further amended) continue to be the Articles of Incorporation of the Surviving Bank.

2.3 Bylaws of the Surviving Bank. The Bylaws of the Surviving Bank in effect at the Effective Time shall (until further amended) continue to be the Bylaws of the Surviving Bank.

2.4 Directors of the Surviving Bank. At the Effective Time, the directors of the Merging Bank immediately prior thereto shall cease to hold office, and each director of the Surviving Bank immediately prior thereto shall remain a director of the Surviving Bank and shall thereafter hold such office for the remainder of his or her term of office and until his or her successor has been elected and qualified, or as otherwise provided in the Articles of Incorporation or the Bylaws of the Surviving Bank or by the Code. The names of such directors are set forth on Schedule 2.4 attached hereto.

2.5 Executive Officers of the Surviving Bank. At the Effective Time, the executive officers of the Merging Bank immediately prior thereto shall cease to hold office, and each executive officer of the Surviving Bank immediately prior thereto shall remain an executive officer of the Surviving Bank, and each of the foregoing shall thereafter hold such office for the remainder of his or her term of office and until his or her successor has been elected or appointed and qualified, or as otherwise provided in the Articles of Incorporation or the Bylaws of the Surviving Bank or by the Code. The names of such executive officers are set forth on Schedule 2.5 attached hereto.

III.

SECURITIES

The shares of the capital stock of the Constituent Banks shall be converted as follows:

3.1 Stock of the Surviving Bank. At the Effective Time, each share of the common stock of the Surviving Bank issued and outstanding immediately prior to the Effective Time shall remain outstanding, shall be unaffected by the consummation of the Merger and shall continue to be held by Ameris.

3.2 Stock of the Merging Bank. At the Effective Time, each share of the common stock of the Merging Bank shall, by virtue of the Merger and without any action by the holder thereof, be extinguished.

IV.

GENERAL

4.1 Approval of Shareholders and the Department. This Agreement is subject to approval by the shareholders of the Constituent Banks and by the Department.

4.2 Necessary Action. The directors and officers of the Constituent Banks shall carry out and consummate this Agreement and shall have the power to adopt all resolutions, execute and file all documents and take all other actions that they may deem necessary or desirable for the purpose of effecting the merger of the Constituent Banks in accordance with this Agreement and the Code.

4.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement or the terms hereof to produce or account for more than one of such counterparts. Executed counterparts may be delivered by facsimile transmission.

[Signatures on following page.]

IN WITNESS WHEREOF, each of the parties to this Agreement has caused this Agreement to be signed and delivered by its duly authorized officers, as of the date first written above.

ATTEST:	AMERICAN BANKING COMPANY

By:
Secretary	Its:

[CORPORATE SEAL]

ATTEST:	ISLANDS COMMUNITY BANK, N.A.

By:
Secretary	Its:

[CORPORATE SEAL]

Schedule 2.4

Directors of Surviving Bank

Johnny W. Floyd

J. Raymond Fulp

Edwin W. Hortman, Jr.

Kenneth J. Hunnicutt

Daniel B. Jeter

Glenn A. Kirbo

Robert P. Lynch

Brooks Sheldon

Eugene M. Vereen, Jr.

Henry C. Wortman

Schedule 2.5

Executive Officers of Surviving Bank

President and CEO:	Edwin W. Hortman, Jr.

Chief Financial Officer:	Dennis J. Zember Jr.

Executive Vice President:	Jon S. Edwards

Executive Vice President:	Thomas T. Dampier

Executive Vice President:	Cindi H. Lewis

Executive Vice President:	Johnny R. Myers

Executive Vice President:	Ronnie F. Marchant

EXHIBIT 3.5(a)

LIST OF HOLDERS OF TARGET OPTIONS

Name	Number
Patsy Masters	2,500
John Perrill	9,450
Byron Richardson	2,000
Jimmy Mullins	19,919
Chris Gibson	1,000
Carol Nelson	5,000
Jane Langford	1,000

EXHIBIT 3.6(a)

LIST OF HOLDERS OF TARGET WARRANTS

Name	Number
Paul Dunnavant	12,051
Louis Dore	11,005
Stan Kirkland	9,919
Edward McNeil	11,005
Frank Ward	3,724
Frances Nicholson	12,300
Martin Goodman	11,204
Bruce Wyles	11,404
Daryl Ferguson	19,919
Narayan Shenoy	10,019

EXHIBIT 3.6(b)

                    , 2006

RE:    Warrants for Shares of Common Stock of Islands Bancorp

Dear                     :

As you know, Islands Bancorp (“Islands”) has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ameris Bancorp (“Ameris”) and certain of their respective subsidiaries which provides, among other things, for the merger of Islands with and into Ameris (the “Merger”). In connection with the Merger, shareholders of Islands will receive in exchange for their shares of common stock of Islands, no par value (“Islands Common Stock”), cash or shares (the “Merger Consideration”) of common stock of Ameris (“Ameris Common Stock”). Pursuant to the terms of one or more warrant agreements issued to you by Islands (each a “Warrant”), you have the right to acquire              shares of Islands Common Stock (the “Warrant Shares”) at $10.00 per share. This letter will clarify the status of your Warrants in connection with the Merger.

The Merger Agreement provides that, upon consummation of the Merger, your Warrants will be converted into the right to receive cash or shares Ameris Common Stock. In lieu of giving effect to the provisions of any Warrant, you hereby consent and agree that Ameris will issue to you with respect to the Warrant Shares for which your Warrants may be exercised either cash or shares of Ameris Common Stock as set forth in Section 3.6 of the Merger Agreement.

You must make your election to receive cash or shares of Ameris Common Stock no later than                     , 2006 on the form attached hereto as Exhibit A. Pursuant to the Merger Agreement, if you do not make an election by this date, you will be deemed to have made a default election to receive cash for 50% of your Warrant Shares and Ameris Common Stock for 50% of your Warrant Shares.

Please acknowledge your agreement with the terms of this letter by signing where indicated below. By signing hereunder, you agree and acknowledge that your consent to receive cash or Ameris Common Stock for your Warrants is irrevocable and that, upon the consummation of the Merger, all Warrants held by you on the Closing Date shall be cancelled, and all rights thereunder shall cease to exist except as provided in this letter.

Sincerely,

Ameris Bancorp

[Acknowledgement on following page]

Acknowledgment of Warrant Holder

Warrant Holder acknowledges and agrees to the terms this letter from Ameris Bancorp as of this      day of                     , 2006.

(Warrant Holder)

EXHIBIT A

FORM OF WARRANT ELECTION

Pursuant to Section 3.6 of the Merger Agreement, I hereby elect to receive in exchange for each of my Warrants:

[    ] (a) cash in an amount equal to (i) the aggregate number of Warrant Shares for which my Warrants may be exercised, multiplied by (ii) the difference between (A) the Target Stock Price (as defined in the Merger Agreement) and (B) the exercise price for each Warrant Share; or

[    ] (b) a number of shares of Ameris Common Stock equal to (i) the aggregate number of Warrant Shares for which my Warrant may be exercised, multiplied by (ii) the quotient obtained by dividing (A) the difference between (1) the Target Stock Price (as defined in the Merger Agreement) and (2) the exercise price for each Warrant Share, by (B) the Average Market Price (as defined in the Merger Agreement).

WARRANT HOLDER

Signature

Name:
Date:

EXHIBIT 7.10

AFFILIATE AGREEMENT

Ameris Bancorp

24 2nd Avenue, S.E.

Moultrie, Georgia 31768

Attention: President

Ladies and Gentlemen:

The undersigned is a shareholder of Islands Bancorp (“Target”), a South Carolina corporation, and will become a shareholder of Ameris Bancorp (“Purchaser”) pursuant to the transactions described in the Agreement and Plan of Merger, dated as of August 15, 2006 (the “Agreement”), by and between Target and Purchaser and certain of their respective subsidiaries. Under the terms of the Agreement, Target will be merged into and with Purchaser (the “Merger”), and the shares of the no par value common stock of Target (“Target Common Stock”) will be converted into and exchanged for cash or shares of the $1.00 par value common stock of Purchaser (“Purchaser Common Stock”). This Affiliate Agreement represents an agreement between the undersigned and Purchaser regarding certain rights and obligations of the undersigned in connection with the shares of Purchaser Common Stock to be received by the undersigned as a result of the Merger.

In consideration of the Merger and the mutual covenants contained herein, the undersigned and Purchaser hereby agree as follows:

1. Affiliate Status. The undersigned understands and agrees that as to Target the undersigned is an “affiliate” under Rule 145(c) as defined in Rule 405 of the Rules and Regulations of the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended (“1933 Act”), and the undersigned anticipates that the undersigned will be such an “affiliate” at the time of the Merger.

2. Covenants and Warranties of Undersigned. The undersigned represents, warrants and agrees that:

(a) The Purchaser Common Stock received by the undersigned as a result of the Merger will be taken for his or her own account and not for others, directly or indirectly, in whole or in part.

(b) Purchaser has informed the undersigned that any distribution by the undersigned of Purchaser Common Stock has not been registered under the 1933 Act and that shares of Purchaser Common Stock received pursuant to the Merger can only be sold by the undersigned (i) following registration under the 1933 Act, or (ii) in conformity with the volume and other requirements of Rule 145(d) promulgated by the SEC as the same now exist or may hereafter be amended, or (iii) to the extent some other exemption from registration under the 1933 Act might be available. The undersigned understands that Purchaser is under no obligation to file a registration statement with the SEC covering the disposition of the undersigned’s shares of Purchaser Common Stock.

3. Restrictions on Transfer.

(a) The undersigned understands and agrees that stop transfer instructions with respect to the shares of Purchaser Common Stock received by the undersigned pursuant to the Merger will be given to Purchaser’s Transfer Agent and that there will be placed on the certificates for such shares, or shares issued in substitution thereof, a legend stating in substance:

“The shares represented by this certificate may not be sold, transferred or otherwise disposed of except or unless (i) covered by an effective registration statement under the Securities Act of 1933, as amended, (ii) in accordance with (x) Rule 145(d) (in the case of shares issued to an individual who is not an affiliate of Purchaser) or (y) Rule 144 (in the case of shares issued to an individual who is an affiliate of Purchaser) of the Rules and Regulations of such Act, or (iii) in accordance with a legal opinion satisfactory to counsel for Purchaser that such sale or transfer is otherwise exempt from the registration requirements of such Act.”

(b) Such legend will also be placed on any certificate representing Purchaser securities issued subsequent to the original issuance of the Purchaser Common Stock pursuant to the Merger as a result of any stock dividend, stock split or other recapitalization as long as the Purchaser Common Stock issued to the undersigned pursuant to the Merger has not been transferred in such manner to justify the removal of the legend therefrom. In addition, if the provisions of Rules 144 and 145 are amended to eliminate restrictions applicable to the Purchaser Common Stock received by the undersigned pursuant to the Merger, or at the expiration of the restrictive period set forth in Rule 145(d), Purchaser, upon the request of the undersigned, will cause the certificates representing the shares of Purchaser Common Stock issued to the undersigned in connection with the Merger to be reissued free of any legend relating to the restrictions set forth in Rules 144 and 145(d) upon receipt by Purchaser of an opinion of its counsel to the effect that such legend may be removed.

4. Understanding of Restrictions on Dispositions. The undersigned has carefully read the Agreement and this Affiliate Agreement and discussed their requirements and impact upon his or her ability to sell, transfer or otherwise dispose of the shares of Purchaser Common Stock received by the undersigned in connection with the Merger, to the extent he or she believes necessary, with his or her counsel or counsel for Target.

5. Filing of Reports by Purchaser. Purchaser agrees, for a period of three years after the effective date of the Merger, to file on a timely basis all reports required to be filed by it pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), so that the public information provisions of Rule 145(d) promulgated by the SEC as the same are presently in effect will be available to the undersigned in the event the undersigned desires to transfer any shares of Purchaser Common Stock issued to the undersigned pursuant to the Merger.

6. Transfer Under Rule 145(d). If the undersigned desires to sell or otherwise transfer the shares of Purchaser Common Stock received by him or her in connection with the Merger at any time during the restrictive period set forth in Rule 145(d), the undersigned will provide the necessary representation letter to the Transfer Agent for Purchaser Common Stock, together with such additional information as the Transfer Agent may reasonably request. If Purchaser’s counsel concludes that such proposed sale or transfer complies with the requirements of Rule 145(d), Purchaser shall cause such counsel, at Purchaser’s expense, to provide such opinions as may be necessary to Purchaser’s Transfer Agent so that the undersigned may complete the proposed sale or transfer.

7. Acknowledgments. The undersigned recognizes and agrees that the foregoing provisions also apply with respect to Target Common Stock held by, and Purchaser Common Stock issued in connection with the Merger to, (a) the undersigned’s spouse, (b) any relative of the undersigned or of the undersigned’s spouse who has the same home as the undersigned, (c) any trust or estate in which the undersigned, the undersigned’s spouse, and any such relative collectively own at least a 10% beneficial interest or of which any of the foregoing serves as trustee, executor or in any similar capacity, and (d) any corporation or other organization in which the undersigned, the undersigned’s spouse and any such relative collectively own at least 10% of any class of equity securities or of the equity interest.

8. Miscellaneous. This Affiliate Agreement is the complete agreement between Purchaser and the undersigned concerning the subject matter hereof. Any notice required to be sent to any party hereunder shall be sent by registered or certified mail, return receipt requested, using the addresses set forth herein or such other address as shall be furnished in writing by the parties. This Affiliate Agreement shall be governed by the laws of the State of Georgia.

[Signatures on next page.]

This Affiliate Agreement is executed as of the      day of                     , 2006.

Very truly yours,

Signature

Print Name

Address

Telephone No.

AGREED TO AND ACCEPTED as of
, 2006

AMERIS BANCORP

By:
Its:

EXHIBIT 7.14

SHAREHOLDER VOTING AGREEMENT

This SHAREHOLDER VOTING AGREEMENT (the “Agreement”) is entered into as of                      2006, by and among AMERIS BANCORP, a Georgia corporation (“Ameris”), and                              (each a “Shareholder” and collectively the “Shareholders”).

W I T N E S S E T H:

WHEREAS, as of the date hereof, each Shareholder “beneficially owns” (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) and is entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of) the number of shares of common stock, no par value per share (the “Common Stock”), of Islands Bancorp (the “Company”), set forth opposite such Shareholder’s name on Schedule I hereto (such shares of Common Stock, together with any other shares of Common Stock the voting power over which is acquired by any Shareholder during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms, are collectively referred to herein as the “Subject Shares”);

WHEREAS, Ameris and the Company and certain of their respective subsidiaries propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which, among other things, the Company will merge with and into Ameris (the “Merger”); and

WHEREAS, as a condition to the willingness of Ameris to enter into the Merger Agreement, and as an inducement and in consideration therefor, each Shareholder is executing this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Capitalized Terms. For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

Section 1.2 Other Definitions. For purposes of this Agreement:

(a) “Affiliate” means, with respect to any specified Person, any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. For purposes of this Agreement, with respect to each Shareholder, the term “Affiliate” shall not include the Company and the Persons that directly, or indirectly through one or more intermediaries, are controlled by the Company.

(c) “Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group.

(d) “Representative” means, with respect to any particular Person, any director, officer, employee, accountant, consultant, legal counsel, investment banker, advisor, agent or other representatives of such Person.

ARTICLE II

VOTING AGREEMENT AND IRREVOCABLE PROXY

Section 2.1 Agreement to Vote the Subject Shares. Each Shareholder, in his or her capacity as such, hereby agrees that, during the period commencing on the date hereof and continuing until the termination of this Agreement (such period, the “Voting Period”), at any meeting (or any adjournment or postponement thereof) of the Company’s shareholders, however called, or in connection with any written consent of the Company’s shareholders, such Shareholder shall vote (or cause to be voted) its Subject Shares (x) in favor of the approval of the terms of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof), (y) against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of any Shareholder contained in this Agreement, and (z) except with the written consent of Ameris, against the following actions or proposals (other than the transactions contemplated by the Merger Agreement): (i) any Takeover Proposal; and (ii) (A) any change in the persons who constitute the board of directors of the Company that is not approved in advance by at least a majority of the persons who were directors of the Company as of the date of this Agreement (or their successors who were so approved); (B) any material change in the present capitalization of the Company or any amendment of the Company’s articles of incorporation or bylaws; (C) any other material change in the Company’s corporate structure or business; or (D) any other action or proposal involving the Company or any of its subsidiaries that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement. Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. Each Shareholder agrees not to enter into any agreement or commitment with any Person the effect of which would be inconsistent with or violative of the provisions and agreements contained in this Article II.

Section 2.2 Grant of Irrevocable Proxy. Each Shareholder hereby appoints Ameris and any designee of Ameris, and each of them individually, as such Shareholder’s proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the Voting Period with respect the Subject Shares in accordance with Section 2.1. This proxy is given to secure the performance of the duties of each Shareholder under this Agreement. The Shareholders shall promptly cause a copy of this Agreement to be deposited with the Company at its principal place of business. Each Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy.

Section 2.3 Nature of Irrevocable Proxy. The proxy and power of attorney granted pursuant to Section 2.2 by each Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by such Shareholder. The power of attorney granted by each Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of such Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

ARTICLE III

COVENANTS

Section 3.1 Generally.

(a) Except for pledges in existence as of the date hereof, each Shareholder agrees that during the Voting Period, except as contemplated by the terms of this Agreement, it shall not (i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (collectively, a “Transfer”), or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any or all of the Subject Shares; provided, however, that any Shareholder may Transfer any or all of its Subject Shares to any other Shareholder and may pledge or encumber any Subject Shares so long as such pledge or encumbrance would not impair any Shareholder’s ability to perform its obligations under this Agreement; or (ii) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting its ability to perform its obligations under this Agreement.

(b) In the event of a stock dividend or distribution, or any change in the Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include the Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction.

Section 3.2 Standstill Obligations of Shareholders. Each Shareholder, jointly and severally, covenants and agrees with Ameris that, during the Voting Period:

(a) such Shareholder shall not, nor shall such Shareholder permit any controlled Affiliate of such Shareholder to, nor shall such Shareholder act in concert with or permit any controlled Affiliate to act in concert with any Person to make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” (as such terms are used in the rules of the Securities and Exchange Commission) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any shares of Common Stock in connection with any vote or other action on any matter, other than to recommend that shareholders of the Company vote in favor of the Merger and the Merger Agreement and otherwise as expressly provided by Article II of this Agreement;

(b) such Shareholder shall not, nor shall such Shareholder permit any controlled Affiliate of such Shareholder to, nor shall such Shareholder act in concert with or permit any controlled Affiliate to act in concert with any Person to, deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any arrangement or agreement with any Person with respect to the voting of such shares of Common Stock, except as provided by Article II of this Agreement; and

(c) such Shareholder shall not, and shall direct its Representatives not to, directly or indirectly, through any officer, director, agent or otherwise, enter into, solicit, initiate, conduct or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or provide any information to, any Person, other than Ameris, relating to any Takeover Proposal, other than in compliance with the terms of the Merger Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF EACH SHAREHOLDER

Each Shareholder hereby represents and warrants, severally and not jointly, to Ameris as follows:

Section 4.1 Due Organization, etc. Such Shareholder has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

Section 4.2 Ownership of Shares. Schedule I sets forth, opposite such Shareholder’s name, the number of shares of Common Stock over which such Shareholder has record and beneficial ownership as of the date hereof. As of the date hereof, such Shareholder is the lawful owner of the shares of Common Stock denoted as being owned by such Shareholder on Schedule I and has the sole power to vote (or cause to be voted) such shares of Common Stock. Except as set forth on such Schedule I, neither such Shareholder nor any Affiliate of such Shareholder owns or holds any right to acquire any additional shares of any class of capital stock of the Company or other securities of the Company or any interest therein or any voting rights with respect to any securities of the Company. Such Shareholder has good and valid title to the Common Stock denoted as being owned by such Shareholder on Schedule I, free and clear of any and all pledges, mortgages, liens, charges, proxies, voting agreements, encumbrances, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than those created by this Agreement or as could not reasonably be expected to impair such Shareholder’s ability to perform its obligations under this Agreement.

Section 4.3 No Conflicts. (i) No filing with any governmental authority, and no authorization, consent or approval of any other Person is necessary for the execution of this Agreement by such Shareholder and the consummation by such Shareholder of the transactions contemplated hereby and (ii) none of the execution and delivery of this Agreement by such Shareholder, the consummation by such Shareholder of the transactions contemplated hereby or compliance by such Shareholder with any of the provisions hereof shall (A) conflict with or result in any breach of the organizational documents of such Shareholder, (B) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which such Shareholder is a party or by which such Shareholder or any of its Subject Shares or assets may be bound, or (C) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing as could not reasonably be expected to impair such Shareholder’s ability to perform its obligations under this Agreement.

Section 4.4 Reliance by Ameris. Such Shareholder understands and acknowledges that Ameris is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by such Shareholder.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF AMERIS

Ameris hereby represents and warrants to the Shareholders as follows:

Section 5.1 Due Organization, etc. Ameris is a company duly organized and validly existing under the laws of the jurisdiction of its incorporation. Ameris has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Ameris have been duly authorized by all necessary action on the part of Ameris.

Section 5.2 Conflicts. (i) No filing with any governmental authority, and no authorization, consent or approval of any other Person is necessary for the execution of this Agreement by Ameris and the consummation by Ameris of the transactions contemplated hereby and (ii) none of the execution and delivery of this Agreement by Ameris, the consummation by Ameris of the transactions contemplated hereby shall (A) conflict with or result in any breach of the organizational documents of Ameris, (B) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which Ameris is a party or by which Ameris or any of its assets may be bound, or (C) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing as could not reasonably be expected to impair Ameris’s ability to perform its obligations under this Agreement.

Section 5.3 Reliance by the Shareholders. Ameris understands and acknowledges that the Shareholders are entering into this Agreement in reliance upon the execution and delivery of the Merger Agreement by Ameris.

ARTICLE VI

TERMINATION

Section 6.1 Termination. This Agreement shall terminate, become null and void and have no effect upon the earliest to occur of (i) the mutual consent of Ameris and the Shareholders, (ii) the Effective Time, (iii) the date of termination of the Merger Agreement in accordance with its terms, and (iv) the date of any modification, waiver or amendment to the Merger Agreement in a manner that reduces either the Stock Consideration or the Cash Consideration; provided, however, that termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at law or in equity) against any other party hereto for such party’s breach of any of the terms of this Agreement. Notwithstanding the foregoing, Section 7.1 and Sections 7.5 through 7.16, inclusive, of this Agreement shall survive the termination of this Agreement.

ARTICLE VII

MISCELLANEOUS

Section 7.1 Appraisal Rights. To the extent permitted by applicable law, each Shareholder hereby waives any rights of appraisal or rights to dissent from the Merger that it may have under applicable law.

Section 7.2 Publication. Each Shareholder hereby permits Ameris to publish and disclose in the Proxy Statement/Prospectus (including, without limitation, all documents and schedules filed with the Securities and Exchange Commission) his or her identity and ownership of shares of Common Stock and the nature of his or her commitments, arrangements and understandings pursuant to this Agreement; provided, however, that such publication and disclosure is subject in all cases to the prior review and comment by the Company and its advisors.

Section 7.3 Affiliate Letters. Each Shareholder agrees to execute an affiliate agreement, as soon as practicable after the date hereof, in substantially the form attached as Exhibit 7.10 to the Merger Agreement.

Section 7.4 Further Actions. Each of the parties hereto agrees to use its, his or her reasonable best efforts to do all things necessary to effectuate this Agreement.

Section 7.5 Fees and Expenses. Each of the parties shall be responsible for its, his or her own fees and expenses in connection with the entering into of this Agreement and the consummation of the transactions contemplated hereby.

Section 7.6 Amendments, Waivers, etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by each of the parties hereto. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its, his or her obligations hereunder, and any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its, his or her right to exercise any such or other right, power or remedy or to demand such compliance.

Section 7.7 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity.

Section 7.8 Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission (with confirmation) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by national overnight courier, in each case as follows:

If to Ameris, addressed to it at:

Ameris Bancorp

24 2nd Avenue, S.E.

Moultrie, Georgia 31768

Telecopy Number: (229) 890-2235

Attention: President

with a copy to:

Rogers & Hardin LLP

2700 International Tower, Peachtree Center

229 Peachtree Street, N.E.

Atlanta, Georgia 30303

Telecopy Number: (404) 525-2224

Attention: Steven E. Fox, Esq.

If to Target, addressed to:

with a copy to:

Section 7.9 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 7.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 7.11 Entire Agreement. This Agreement (together with the Merger Agreement, to the extent referred to herein) constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

Section 7.13 Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the parties, except that Ameris may assign and transfer its rights and obligations hereunder to any direct or indirect wholly-owned subsidiary of Ameris.

Section 7.14 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.15 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to the Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the laws of the State of South Carolina, without regard to the application of South Carolina principles of conflicts of laws.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.15(c).

Section 7.16 Counterparts. This Agreement may be executed in counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[signature page follows]

IN WITNESS WHEREOF, Ameris has caused this Agreement to be duly executed, and each Shareholder has duly executed this Agreement, all as of the day and year first above written.

AMERIS BANCORP

By:
Name:
Title:

[NAMES OF SHAREHOLDERS]

EXHIBIT 8.2(d)

MATTERS AS TO WHICH TARGET COUNSEL WILL OPINE

1. Target is a corporation duly organized and validly existing under the laws of the State of South Carolina with corporate power and authority (a) to conduct its business as described in the Proxy Statement and (b) to own and use its Assets.

2. Target Bank is a national bank duly organized and validly existing under the laws of the United States of America with all requisite power and authority to conduct its business as described in the Proxy Statement and to own and use its Assets. The deposits of Target Bank are insured by the Federal Deposit Insurance Corporation to the extent provided by law.

3. Target’s authorized shares consist of                      shares of Common Stock, no par value per share, of which                      shares were outstanding as of                     , 2006, and                      shares of Preferred Stock,                      of which were outstanding as of                     , 2006. The outstanding shares of Target Common Stock have been duly authorized and validly issued, were not issued in violation of any statutory preemptive rights of shareholders, and are fully paid and nonassessable. To our knowledge, except for Target Options and as Previously Disclosed, there are no options, subscriptions, warrants, calls, rights or commitments obligating Target to issue equity securities or acquire its equity securities.

4. Target owns directly or indirectly all the issued and outstanding shares of the capital stock of Target Bank. To our knowledge, there are no options, subscriptions, warrants, calls, rights or commitments obligating Target Bank to issue equity securities or acquire its equity securities.

5. The execution and delivery by Target of the Agreement do not, and if Target were now to perform its obligations under the Agreement such performance would not, result in any violation of the Articles of Incorporation or Bylaws of Target or the Articles of Association or Bylaws of Target Bank or, to our knowledge, result in any breach of, or default or acceleration under, any Material Contract or Order to which Target or Target Bank is a party or by which Target or Target Bank is bound.

6. The execution and delivery by Target Bank of the Bank Merger Agreement do not, and if Target Bank were now to perform its obligations under the Bank Merger Agreement such performance would not, result in any violation of the Articles of Incorporation, Articles of Association or Bylaws of either Target Bank or, to our knowledge, result in any breach of, or default or acceleration under, any Material Contract or Order to which Target Bank is a party or by which Target Bank is bound.

7. Target has duly authorized the execution and delivery of the Agreement and all performance by Target thereunder and has duly executed and delivered the Agreement.

8. The Agreement is enforceable against Target.

9. Target Bank has duly authorized the execution and delivery of the Bank Merger Agreement and all performance by it thereunder and has duly executed and delivered the Bank Merger Agreement.

10. The Bank Merger Agreement is enforceable against Target Bank.

EXHIBIT 8.2(f)

NON-COMPETITION AND NON-DISCLOSURE AGREEMENT

THIS NON-COMPETITION AND NON-DISCLOSURE AGREEMENT (the “Agreement”) is made and entered into as of the      day of                     , 2006 by and between AMERIS BANCORP, a Georgia corporation (“Ameris”), and [NAME OF DIRECTOR], an individual resident of the State of                      (“Director”).

W I T N E S S E T H:

WHEREAS, pursuant to the terms of that certain Agreement and Plan of Merger (the “Merger Agreement”) dated as of August 15, 2006 between Ameris and Islands Bancorp (“Islands”) and certain of their respective subsidiaries, Ameris and Islands have agreed, upon the terms and subject to the conditions set forth in the Merger Agreement, to a strategic combination of Ameris and Islands, and the shareholders of Islands will receive a combination of cash and shares of Ameris Common Stock in exchange for their shares of the common stock of Islands (the “Merger”);

WHEREAS, prior to the Merger, Islands was, and after the Merger, Ameris will continue to be, in the business of owning and operating financial institutions engaged in the business of banking, including, without limitation, the solicitation of time and demand deposits and the making of residential, consumer, commercial and corporate loans;

WHEREAS, Director is currently a shareholder and director of Islands, has heretofore been responsible for overseeing the management of the business of Islands, and has knowledge of the trade secrets, customer information and other confidential and proprietary information of Islands and its subsidiary;

WHEREAS, the execution of this Agreement is contemplated by the Merger Agreement, to which this Agreement is attached as Exhibit 8.2(g);

WHEREAS, in order to protect the goodwill of the business of Islands and the other value to be acquired by Ameris pursuant to the Merger Agreement, for which Ameris is paying substantial consideration, Ameris and Director have agreed that Ameris’ obligation to consummate the transactions contemplated by the Merger Agreement are subject to the condition, among others, that Director shall have entered into this Agreement;

WHEREAS, Director acknowledges that the provisions of this Agreement are reasonable and necessary to protect the legitimate interest of Ameris and the business and goodwill acquired by it pursuant to the Merger Agreement; and

WHEREAS, in order to induce Ameris to consummate the Merger and the other transactions contemplated by the Merger Agreement, Director is willing to enter into this Agreement;

NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth herein, the parties agree as follows:

1. Definitions. As used in this Agreement, terms defined in the preamble and recitals of this Agreement shall have the meanings set forth therein and the following terms shall have the meanings set forth below:

(a) “Ameris Market” shall mean the geographic area within a radius of fifty (50) miles of the main office of Islands Community Bank, N.A., located at 2348 Boundary Street, Beaufort, South Carolina 29902.

(b) “Competitive Business” shall mean any Person engaged in the business of banking, including, without limitation, the solicitation of time and demand deposits and the making of residential, consumer, commercial and corporate loans.

(c) “Confidential Information” shall mean all client and vendor lists, marketing arrangements, business plans, projections, financial information, training manuals, pricing manuals, product development plans, market strategies, internal performance statistics and other competitively sensitive information concerning Ameris, Islands and their respective subsidiaries which is material to Ameris and Islands and not generally known by the public, other than Trade Secrets, whether or not in written or tangible form.

(d) “Key Employee” shall mean any Person who is employed in a management, executive, supervisory, training, marketing or sales capacity for another Person.

(e) “Person” shall mean any individual, corporation, firm, unincorporated organization, association, partnership, limited liability company, trust (inter vivos or testamentary), estate of a deceased, insane or incompetent individual, business trust, joint stock company, joint venture or other organization, entity or business, whether acting in an individual, fiduciary or other capacity.

(f) “Restricted Period” shall mean the period from the date hereof until the first (1st) anniversary of the Effective Time (as defined in the Merger Agreement).

(g) “Trade Secrets” shall mean Trade Secrets, as defined in the Georgia Trade Secrets Act, and shall include, without limitation, the whole or any portion or phase of any technical information, designs, processes, procedures or improvements that are valuable and not generally known to the competitors of Ameris or Islands, whether or not in written or tangible form.

2. No Competing Business. Director hereby agrees that during the Restricted Period, except as permitted by Section 5 of this Agreement, Director will not, directly or indirectly, render any services to, or serve in a capacity with, any Competitive Business in the Ameris Market that is substantially similar or identical to the services which he performed for, or the capacity in which he served, Islands at any time during the two years prior to the date of this Agreement, without regard to (a) whether the Competitive Business has its office or other business facilities within the Ameris Market, or (b) whether Director resides or reports to an office within the Ameris Market.

3. No Solicitation.

3.1 Director hereby agrees that during the Restricted Period, except as permitted by Section 5 of this Agreement, Director will not, directly or indirectly, solicit, divert or take away the business of any customer of Ameris Bancorp or American Banking Company within the Ameris Market.

3.2 Director hereby agrees that during the Restricted Period, except as permitted by Section 5 of this Agreement, Director will not, directly or indirectly, recruit, solicit or otherwise induce or influence any Key Employee of Ameris Bancorp or American Banking Company to discontinue such employment or agency relationship.

4. No Disclosure of Proprietary Information.

4.1 Director hereby agrees that he will not directly or indirectly disclose to anyone, or use or otherwise exploit for his own benefit or for the benefit of anyone other than Ameris and Islands and their respective subsidiaries, any Trade Secrets for as long as they remain Trade Secrets, except as permitted by Section 5 of this Agreement.

4.2 Director hereby agrees that, during the Restricted Period, he will not directly or indirectly disclose to anyone, or use or otherwise exploit for Director’s own benefit or for the benefit of anyone other than Ameris and Islands and their respective subsidiaries, any Confidential Information, except as permitted by Section 5 of this Agreement.

5. Permitted Activities. The restrictions set forth in Sections 2, 3 and 4 of this Agreement shall not apply to actions taken by Director during the time he is employed by Ameris or Islands or any of their respective subsidiaries to the extent, but only to the extent, that such actions are expressly approved by the Board of Directors of Ameris.

6. Representations and Warranties. Director represents and warrants that this Agreement constitutes the legal, valid and binding obligation of Director, enforceable against him in accordance with its terms. Director represents and warrants that he has no right, title, interest or claim in, to or under any Trade Secrets or Confidential Information.

7. Waivers. Ameris will not be deemed as a consequence of any act, delay, failure, omission, forbearance or other indulgences granted from time to time by Ameris or for any other reason (a) to have waived, or to be estopped from exercising, any of its rights or remedies under this Agreement, or (b) to have modified, changed, amended, terminated, rescind, or superseded any of the terms of this Agreement.

8. Injunctive Relief. Director acknowledges (a) that any violation of this Agreement will result in irreparable injury to Ameris; (b) that damages at law would not be reasonable or adequate compensation to Ameris for violation of this Agreement; and (c) that Ameris shall be entitled to have the provisions of this Agreement specifically enforced by preliminary and permanent injunctive relief without the necessity of proving actual damages and without posting bond or other security, as well as to an equitable accounting of all earnings, profits and other benefits arising out of any such violation.

9. Notices. All notices and other communications under this Agreement shall be in writing and may be given by any of the following methods: (a) personal delivery; (b) facsimile transmission; (c) registered or certified mail, postage prepaid, return receipt requested; or (d) overnight delivery service requiring acknowledgment of receipt. Any such notice or communication shall be sent to the appropriate party at its address or facsimile number given below (or at such other address or facsimile number for such party as shall be specified by notice given hereunder):

To Ameris:

Ameris Bancorp

24 2nd Avenue, SE

Moultrie, Georgia 31768

Fax No. (229) 890-2235

Attn: Chief Executive Officer

with a copy (which shall not constitute notice to Ameris) to:

Rogers & Hardin LLP

2700 International Tower, Peachtree Center

229 Peachtree Street, N.E.

Atlanta, Georgia 30303

Fax No.: (404) 525-2224

Attn: Steven E. Fox, Esq.

To Director:

[NAME]

[ADDRESS AND FAX NUMBER]

All such notices and communications shall be deemed received upon (a) actual receipt thereof by the addressee; (b) actual delivery thereof to the appropriate address as evidenced by an acknowledged receipt; or (c) in the case of a facsimile transmission, upon transmission thereof by the sender and confirmation of receipt. In the case of notices or communications sent by facsimile transmission, the sender shall contemporaneously mail a copy of the notice or communication to the addressee at the address provided for above; provided, however, that such mailing shall in no way alter the time at which the facsimile notice or communication is deemed received.

10. Successors in Interest. This Agreement shall be binding upon, and shall inure to the benefit of and be enforceable by, the parties hereto and their respective heirs, legal representatives, successors and assigns, and any reference to a party hereto shall also be a reference to any such heir, legal representative, successor or assign.

11. Number; Gender. Whenever the context so requires, the singular number shall include the plural and the plural shall include the singular, and the gender of any pronoun shall include the other genders.

12. Captions. The titles and captions contained in this Agreement are inserted herein only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof. Unless otherwise specified to the contrary, all references to Sections are references to Sections of this Agreement.

13. Controlling Law; Consent to Jurisdiction.

13.1 This Agreement, and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the laws of the State of Georgia, without regard to the application of Georgia principles of conflicts of laws.

13.2 Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Georgia State court, or Federal court of the United States of America, sitting in Georgia, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (a) agrees not to commence any such action or proceeding except in such courts; (b) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Georgia State court or, to the extent permitted by law, in such Federal court; (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Georgia State or Federal court; and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Georgia State or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by law.

14. Integration; Amendment. This Agreement and the documents executed pursuant hereto or in connection herewith supersede all negotiations, agreements and understandings among the parties with respect to the subject matter hereof and constitutes the entire agreement among the parties hereto. This Agreement may not be amended, modified or supplemented except by written agreement of the parties hereto.

15. Severability. Any provision hereof which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by law, the parties hereto waive any provision of law which renders any such provision prohibited or unenforceable in any respect. In the event that any provision of this Agreement should ever be deemed to exceed the time, geographic, product or service or any other limitations permitted by applicable law, then such provision shall be deemed reformed to the maximum extent permitted by applicable law.

16. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement or the terms hereof to produce or account for more than one of such counterparts. Executed counterparts of this Agreement may be delivered via facsimile transmission.

17. Enforcement of Certain Rights. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person other than the parties hereto, and their respective heirs, legal representatives, successors or assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, or result in such person being deemed a third party beneficiary of this Agreement.

18. Attorneys’ Fees. If either party hereto brings any action, suit, counterclaim, appeal or arbitration for any relief against the other party hereto, declaratory or otherwise, to enforce the terms hereof or to declare rights hereunder (collectively, an “Action”), the prevailing party in such action shall be entitled to payment of its reasonable attorneys’ fees and costs incurred in bringing and prosecuting such Action and/or enforcing any judgment, order, ruling, or award (collectively, a “Decision”) granted therein, all of which shall be deemed to have accrued on the date of commencement of such Action. Any Decision entered in such Action shall contain a specific provision providing for the recovery of attorneys’ fees and costs incurred in enforcing such Decision.

[Signatures next page]

IN WITNESS WHEREOF, Director has duly executed and delivered this Agreement, and Ameris has caused this Agreement to be duly executed and delivered on its behalf by an officer thereunto duly authorized, all as of the date first above written.

[NAME OF DIRECTOR]

AMERIS BANCORP

By:
Its:

EXHIBIT 8.3(d)

MATTERS AS TO WHICH PURCHASER COUNSEL WILL OPINE

1. Purchaser is a corporation duly organized and validly existing under the laws of the State of Georgia with corporate power and authority (a) to conduct its business as described in the Proxy Statement and (b) to own and use its Assets.

2. Purchaser Bank is a corporation duly organized and validly existing under the laws of the State of Georgia with corporate power and authority (a) to conduct its business as described in the Proxy Statement and (b) to own and use its Assets. The deposits of Purchaser Bank are insured by the Federal Deposit Insurance Corporation to the extent provided by law.

3. Purchaser’s authorized shares consist of 30,000,000 shares of Common Stock, $1.00 par value per share, of which                      shares were outstanding as of                     , 2006, and 5,000,000 shares of Preferred Stock, none of which were outstanding as of                     , 2006. The outstanding shares of Purchaser Common Stock have been duly authorized and validly issued, were not issued in violation of any statutory preemptive rights of shareholders, and are fully paid and nonassessable. To our knowledge, except as Previously Disclosed, there are no options, subscriptions, warrants, calls, rights or commitments obligating Purchaser to issue equity securities or acquire its equity securities. The shares of Purchaser Common Stock to be issued to the shareholders of Target upon consummation of the Merger have been registered under the 1933 Act, and when issued in accordance with the Agreement, will be validly issued, fully paid and nonassessable.

4. The execution and delivery by Purchaser of the Agreement do not, and if Purchaser were now to perform its obligations under the Agreement such performance would not, result in any violation of the Articles of Incorporation or Bylaws of Purchaser or, to our knowledge, result in any breach of, or default or acceleration under, any Material Contract or Order to which Purchaser is a party or by which Purchaser is bound.

5. The execution and delivery by Purchaser Bank of the Bank Merger Agreement do not, and if Purchaser Bank were now to perform its obligations under the Bank Merger Agreement such performance would not, result in any violation of the Articles of Incorporation or Bylaws of Purchaser Bank or, to our knowledge, result in any breach of, or default or acceleration under, any Material Contract or Order to which Purchaser Bank is a party or by which Purchaser Bank is bound.

6. Purchaser has duly authorized the execution and delivery of the Agreement and all performance by Purchaser thereunder and has duly executed and delivered the Agreement.

7. The Agreement is enforceable against Purchaser.

8. Purchaser Bank has duly authorized the execution and delivery of the Bank Merger Agreement and all performance by Purchaser Bank thereunder and has duly executed and delivered the Bank Merger Agreement.

9. The Bank Merger Agreement is enforceable against Purchaser Bank.

APPENDIX B

Title 33—Corporations, Partnerships and Associations

CHAPTER 13.

DISSENTERS’ RIGHTS

ARTICLE 1.

RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SECTION 33-13-101. Definitions.

In this chapter:

(1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

(3) “Fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

SECTION 33-13-102. Right to dissent.

(A) A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

(1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

(2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

(3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

(4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

(i) alters or abolishes a preferential right of the shares;

(ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

(iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

(5) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares;

(6) the conversion of a corporation into a limited liability company pursuant to Section 33-11-111 or conversion of a corporation into either a general partnership or limited partnership pursuant to Section 33-11-113;

(7) the consummation of a plan of conversion to a limited liability company pursuant to Section 33-11-111 or to a partnership or limited partnership pursuant to Section 33-11-113.

(B) Notwithstanding subsection (A), no dissenters’ rights under this section are available for shares of any class or series of shares which, at the record date fixed to determine shareholders entitled to receive notice of a vote at the meeting of shareholders to act upon the agreement of merger or exchange, were either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

SECTION 33-13-103. Dissent by nominees and beneficial owners.

(a) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

(b) A beneficial shareholder may assert dissenters’ rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters’ rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

ARTICLE 2.

PROCEDURE FOR EXERCISE OF DISSENTERS’ RIGHTS

SECTION 33-13-200. Notice of dissenters’ rights.

(a) If proposed corporate action creating dissenters’ rights under Section 33-13-102 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(b) If corporate action creating dissenters’ rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in Section 33-13-220.

SECTION 33-13-210. Notice of intent to demand payment.

(a) If proposed corporate action creating dissenters’ rights under Section 33-13-102 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights (1) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

(b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

SECTION 33-13-220. Dissenters’ notice.

(a) If proposed corporate action creating dissenters’ rights under Section 33-13-102 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

(b) The dissenters’ notice must be delivered no later than ten days after the corporate action was taken and must:

(1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

(2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

(3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not he or, if he is a nominee asserting dissenters’ rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

(4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

(5) be accompanied by a copy of this chapter.

SECTION 33-13-230. Shareholders’ payment demand.

(a) A shareholder sent a dissenters’ notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters’ rights) acquired beneficial ownership of the shares before the date set forth in the dissenters’ notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

(b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under this chapter.

SECTION 33-13-240. Share restrictions.

(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

SECTION 33-13-250. Payment.

(a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

(b) The payment must be accompanied by:

(1) the corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2) a statement of the corporation’s estimate of the fair value of the shares and an explanation of how the fair value was calculated;

(3) an explanation of how the interest was calculated;

(4) a statement of the dissenter’s right to demand additional payment under Section 33-13-280; and

(5) a copy of this chapter.

SECTION 33-13-260. Failure to take action.

(a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under Section 33-13-220 and repeat the payment demand procedure.

SECTION 33-13-270. After-acquired shares.

(a) A corporation may elect to withhold payment required by section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters’ rights) was not the beneficial owner on the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

(b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter’s right to demand additional payment under Section 33-13-280.

SECTION 33-13-280. Procedure if shareholder dissatisfied with payment or offer.

(a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation’s offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

(1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

(2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

(3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

ARTICLE 3.

JUDICIAL APPRAISAL OF SHARES

SECTION 33-13-300. Court action.

(a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding in the circuit court of the county where the corporation’s principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SECTION 33-13-310. Court costs and counsel fees.

(a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

(b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

(2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

(d) In a proceeding commenced by dissenters to enforce the liability under Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters’ counsel against the corporation and in favor of the dissenters.

APPENDIX C

August 15, 2006

Board of Directors

Islands Bancorp

2348 Boundary Street

Beaufort, SC 29902

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of Islands Bancorp (“Islands”) of the consideration to be received by the shareholders of Islands (the “consideration”) in the Merger (the “Merger”) of Islands with Ameris Bancorp (“Ameris”) pursuant to the Agreement and Plan of Merger dated as of August 15, 2006 by and between Islands and Ameris (the “Agreement”). Unless otherwise defined, capitalized terms used in this opinion are those used in the Agreement.

Pursuant to the Agreement, the Target Stock Price to be received by holders of Islands common stock for each share of Islands common stock will be $22.50 unless the Tangible Capital of Islands is less than $6,150,000 but greater than or equal to $6,000,000, in which case it will be $22.25. Islands holders will be able to elect to receive their consideration as either (i) cash, (ii) shares of Ameris common stock, or (iii) a combination of cash and Ameris common stock. Unless exercised by the holder prior to closing, warrants to purchase Islands common stock will be exchanged for either (i) a cash amount equal to the difference between the Target Stock Price and the exercise price of the warrants or (ii) shares of Ameris common stock equal to the value of the difference between the Target Stock Price and the exercise price of the warrants. Unless exercised by the holder prior to closing, options to purchase Islands common stock will be exchanged for a cash amount equal to the difference between the Target Stock Price and the exercise price. The terms of the transaction are more fully set forth in the Agreement.

For purposes of this opinion and in connection with our review of the proposed transaction, we have, among other things:

1. Participated in discussions with representatives of Islands and Ameris concerning Islands’ and Ameris’ financial condition, businesses, assets, earnings, prospects, and such senior management’s views as to its future financial performance;

2. Reviewed the terms of the Agreement;

3. Reviewed certain financial statements, both audited (where available) and unaudited, and related financial information of Islands, including its audited financial statements for the three years ended December 31, 2005, 2004 and 2003, unaudited financial statements for the quarters ended March 31, 2006 and June 30, 2006, as well as other internally and externally generated reports and documents;

4. Reviewed certain financial statements, both audited (where available) and unaudited, and related financial information of Ameris, including its audited financial statements for the two years ended December 31, 2005 and 2004 and unaudited financial statements for the quarters ended March 31, 2006 and June 30, 2006, as well as other internally and externally generated reports and documents;

5. Reviewed certain financial forecasts and projections of Islands and Ameris, prepared by their respective management teams;

6. Reviewed historical trading activity of Ameris common stock; and

7. Reviewed certain of the financial terms, to the extent publicly available, of certain recent business combinations involving other financial institutions.

C-1

Board of Directors

Islands Bancorp

August 15, 2006

We have assumed and relied, without independent verification, upon the accuracy and completeness of all of the financial and other information that has been provided to us by Islands, Ameris, and their respective representatives, and of the publicly available information that was reviewed by us. We are not experts in the evaluation of allowances for loan losses and have not independently verified such allowances, and have relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheets of each of Islands and Ameris at June 30, 2006 are adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. We were not retained to and we did not conduct a physical inspection of any of the properties or facilities of Islands or Ameris, did not make any independent evaluation or appraisal of the assets, liabilities or prospects of Islands or Ameris, were not furnished with any such evaluation or appraisal, and did not review any individual credit files. Our opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof.

Howe Barnes Hoefer & Arnett, Inc., as part of its investment banking business, is regularly engaged in the valuation of banks and bank holding companies, thrifts and thrift holding companies, and various other financial services companies, in connection with mergers and acquisitions, initial and secondary offerings of securities, and valuations for other purposes. In rendering this fairness opinion, we have acted on behalf of the Board of Directors of Islands and will receive a fee for our services.

Our opinion as expressed herein is limited to the fairness, from a financial point of view, of the consideration to be paid to holders of Islands common stock in the Merger and does not address Islands’ underlying business decision to proceed with the Merger. Furthermore, our opinion as expressed herein does not address the ability of the Merger to be consummated, the satisfaction of the conditions precedent contained in the Agreement, or the likelihood of the Merger receiving regulatory approval. Although we have been retained on behalf of the Board of Directors of Islands, our opinion does not constitute a recommendation to any director of Islands as to how such director should vote with respect to the Agreement.

Except as hereinafter provided, this opinion may not be disclosed, communicated, reproduced, disseminated, quoted or referred to at any time, to any third party or in any manner or for any purpose whatsoever without our prior written consent, which consent will not be unreasonably withheld, based upon review by us of the content of any such public reference, which shall be satisfactory to us in our reasonable judgment, although this opinion may be included in its entirety in the proxy statement of Islands used to solicit stockholder approval of the Merger so long as any description of or reference to us or this opinion and the related analysis in such filing is in a form acceptable to us. This letter is addressed and directed to the Board of Directors of Islands in your consideration of the Merger and is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger. The opinion herein expressed is intended solely for the benefit of the Board of Directors in connection with the matters addressed herein and may not be relied upon by any other person or entity, or for any other purpose without our written consent.

Subject to the foregoing and based on our experience as investment bankers, our activities as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the consideration is fair, from a financial point of view, to the holders of Islands common stock.

Sincerely,
HOWE BARNES HOEFER & ARNETT, INC.

/s/ WILLIAM J. WAGNER
William J. Wagner
First Vice President and Managing Director

C-2

APPENDIX D

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-KSB

(Mark One)

☒	Annual report under Section 13 or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended DECEMBER 31, 2005

☐	Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

COMMISSION FILE NUMBER 000-29267

ISLANDS BANCORP

(Name of small business issuer in its charter)

SOUTH CAROLINA	57-1082388
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

2348 BOUNDARY STREET, BEAUFORT, SC	29902
(Address of Principal Executive Offices)	(Zip Code)

(843) 521-1968

(Issuer’s Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act: NONE.

Securities registered pursuant to Section 12(g) of the Act: COMMON STOCK, NO PAR VALUE PER SHARE.

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.  ☐

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that registrant was required to file such reports) and (2) has been subject to such filing requirements for past 90 days.    Yes  ☒    No  ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.  ☐

Indicate by checkmark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

State issuer’s revenue for its most recent fiscal year: $4,337,576

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the stock was sold, or the average bid and asked prices of such common equity, as of a specified date within the past 60 days: THE AGGREGATE NUMBER OF SHARES OF THE COMPANY’S COMMON STOCK HELD BY NON-AFFILIATES AS OF MARCH 13, 2006 WAS 487,442. THERE IS NO PUBLIC TRADING MARKET FOR THE COMPANY’S COMMON STOCK. BASED ON THE LAST SALE OF THE COMPANY’S COMMON STOCK KNOWN TO MANAGEMENT, WHICH OCCURRED ON MARCH 6, 2006 AT $14.00 PER SHARE, THE AGGREGATE MARKET VALUE OF THE COMPANY’S COMMON STOCK HELD BY NON-AFFILIATES IS $6,824,188.

APPLICABLE ONLY TO CORPORATE REGISTRANTS

State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date. 740,260 SHARES OF COMMON STOCK WERE OUTSTANDING AS OF MARCH 13, 2006.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Annual Report to Shareholders for the fiscal year ended December 31, 2005 are incorporated by reference into Parts I and II. Portions of the Proxy Statement for the Annual Meeting of Shareholders, scheduled to be held on April 25, 2006, are incorporated by reference into Part III.

Transitional Small Business Disclosure format (check one):    Yes  ☐    No  ☒

PART I

ITEM 1. DESCRIPTION OF BUSINESS

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Various matters discussed in this Annual Report on Form 10-KSB may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Islands Bancorp (the “Company”) or Islands Community Bank, N.A. (“Islands Community” or the “Bank”) to be materially different from the results described in such forward-looking statements.

Actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation:

•	lack of sustained growth in the economy of Beaufort County;

•	the inability of the Bank to achieve and maintain regulatory capital standards;

•	changes in the legislative and regulatory environment;

•	the effects of changes in interest rates on the level and composition of deposits, loan demand, the value of loan collateral, and interest rate risks; and

•	the effects of competition from commercial banks, thrifts, consumer finance companies, and other financial institutions operating in our market area and elsewhere.

All forward-looking statements attributable to the Company or the Bank are expressly qualified in their entirety by these cautionary statements. Both the Company and the Bank disclaim any intent or obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise. Our actual results may differ significantly from those we discuss in these forward-looking statements.

For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in these forward-looking statements, please read the “Risk Factors” section of this Report beginning on page 6.

ISLANDS BANCORP

Islands Bancorp is a South Carolina corporation that was incorporated on July 23, 1999 to organize and serve as the holding company for Islands Community, a national bank. The Bank began operations as a community bank on July 9, 2001. The Bank emphasizes prompt, personalized customer service to the individuals and businesses located in Beaufort County, South Carolina, including the city of Beaufort, and its neighboring islands and communities.

The Company was organized because we believe it provides flexibility that would otherwise not be available to the Bank. For example, the holding company structure makes it easier to raise capital for the Bank because the Company is able to issue securities without the need for prior banking regulatory approval, and the proceeds of debt securities issued by the Company can be invested in the Bank as primary capital.

ISLANDS COMMUNITY

GENERAL

Islands Community operates as a full-service commercial bank. The Bank offers personal and business checking accounts, money market accounts, savings accounts and various certificates of deposit and individual retirement accounts. The Bank also offers commercial, real estate, installment and other consumer loans. The Bank’s real estate loans include commercial real estate, construction and development and residential real estate loans. In addition, the Bank provides such services as cashier’s checks, safe-deposit boxes, traveler’s checks, banking by mail, online banking and billpay, direct deposit and U.S. Savings Bonds. The Bank also offers MasterCard(R) and Visa(R) credit card services through a correspondent bank as an agent.

PHILOSOPHY

Through our localized management and ownership we believe we are uniquely situated to provide responsive service and quality financial products that are tailored to meet the needs of the individuals and small- to medium-sized businesses located throughout our market area. We believe that local ownership and control allows the Bank to serve its customers more efficiently, helping us to grow both our deposit base and loan portfolio. We have adopted this philosophy in order to attract customers and acquire market share now controlled by other financial institutions operating in our market area.

MARKET AREA AND COMPETITION

Our primary market area consists of a large portion of Beaufort County, which includes the city of Beaufort and the adjacent communities of Port Royal and Burton. It also includes the islands that are northeast of the Broad River and south of the Coosaw River. Some of the major islands in our market area are Lady’s Island, Fripp Island, Parris Island, St. Helena Island, Hunting Island, Port Royal Island, Dataw Island and Harbor Island. The city of Beaufort serves as the commercial and retail center for communities in the southern corner of South Carolina and is considered a key economic focal point of the Beaufort County area.

We believe an attractive opportunity exists in our primary market area for a locally headquartered community bank that focuses on personalized service to individuals and businesses. The banking industry in our primary market area has experienced significant consolidation in recent years principally as the result of the liberalization of interstate banking and branching laws. Consequently, many of our area’s former community banks have been acquired by large regional financial institutions headquartered outside our market area.

The Bank competes with other commercial banks, savings and loan associations, credit unions, money market mutual funds and other financial institutions conducting business in the Beaufort County market and elsewhere. Many of the Bank’s competitors have equal or greater financial or banking related resources than the Company and the Bank. According to information provided by the Federal Deposit Insurance Corporation (the “FDIC”), as of June 30, 2005, the Beaufort County area was served by 19 banking and savings institutions with 62 offices. These competitors offer the same or similar products and services as the Bank. Currently, the Bank’s three largest competitors in terms of market share are Wachovia Bank, N.A., Bank of America, N.A. and South Carolina B&T, N.A.

The Bank operates a loan production office near the Citadel Mall in Charleston, South Carolina. This limited service office does not accept deposits and offers small business loans guaranteed by the U.S. Small Business Administration. The Charleston market was selected because of the size of the market and the close proximity to our home office. The Charleston loan production office is not expected to cause a material impact on the Bank’s overall operation or safety and soundness while providing an opportunity to generate fee income.

LENDING SERVICES

LENDING POLICY. The Bank offers a full range of lending products, including commercial, real estate and consumer loans to individuals and small and medium-sized businesses and professional concerns. The Bank generally intends to allocate its loan portfolio as follows:

LOAN CLASSIFICATION	PERCENTAGE
Real estate loans	70%
Consumer loans	10%
Commercial loans.	20%

LOAN APPROVAL AND REVIEW. The Bank has established loan approval policies that provide for various levels of officer lending authority. When the amount of total loans to a single borrower exceeds that individual officer’s lending authority, an officer with a higher lending limit or the Bank’s Loan Committee determines whether to approve the loan request. The Bank does not make any loans to any of its directors or executive officers unless its board of directors approves the loan, and the terms of the loan are no more favorable than would be available to any other applicant.

LENDING LIMITS. The Bank’s lending activities are subject to a variety of lending limits imposed by federal law. Different limits apply in certain circumstances based on the type of loan or the nature of the borrower, including the borrower’s relationship to the Bank. In general, however, the Bank may loan any one borrower a maximum amount equal to either of the following:

•	15% of the Bank’s capital and surplus; or

•	25% of its capital and surplus if the amount that exceeds 15% is fully secured by readily marketable collateral.

Islands Community has not yet established any minimum or maximum loan limits other than the statutory lending limits described above. The Bank may sell loan participations to other financial institutions in order to meet the lending needs of loan customers requiring extensions of credit above the Bank’s limits.

CREDIT RISKS. The principal economic risk associated with each category of loans that the Bank makes is the creditworthiness of the borrower. Borrower creditworthiness is affected by general economic conditions and the strength of the relevant business market segment. General economic factors affecting a borrower’s ability to repay include interest, inflation and employment rates, as well as other factors affecting a borrower’s customers, suppliers and employees.

REAL ESTATE LOANS. The Bank makes commercial real estate loans, construction and development loans, and residential real estate loans. These loans include commercial loans where the Bank takes a security interest in real estate out of an abundance of caution and not as the principal collateral for the loan, but excludes home equity loans, which are classified as consumer loans. The Bank competes for real estate loans with competitors who are well established in the Beaufort County area and have greater resources and lending limits. As a result, we may have to charge lower interest rates to attract borrowers.

•	COMMERCIAL REAL ESTATE. The Bank offers commercial real estate loans to developers of both commercial and residential properties. The Bank manages its credit risk by actively monitoring such measures as advance rate, cash flow, collateral value and other appropriate credit factors. Risks associated with commercial real estate loans include the general risk of the failure of each commercial borrower, which will be different for each type of business and commercial entity. We evaluate each business on an individual basis and attempt to determine its business risks and credit profile. Management attempts to reduce credit risks in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio, established by independent appraisals, does not exceed 80 percent. In addition, we may also require personal guarantees of the principal owners.

•	CONSTRUCTION AND DEVELOPMENT LOANS. Construction and development loans are made both on a pre-sold and speculative basis. If the borrower has entered into an arrangement to sell the property prior to beginning construction, the loan is considered to be on a pre-sold basis. If the borrower has not entered into an agreement to sell the property prior to beginning construction, the loan is considered to be on a speculative basis. Residential and commercial construction loans are made to builders and developers and to consumers who wish to build their own home. The term of construction and development loans generally are limited to 18 months, although payments may be structured on a longer amortization basis. The ratio of the loan principal to the value of the collateral as established by independent appraisal do not exceed 75 percent. Speculative loans are based on the borrower’s financial strength and cash flow position. Loan proceeds are disbursed based on the percentage of completion and only after the project has been inspected by an experienced construction lender or appraiser. These loans generally command higher rates and fees commensurate with the risks warranted in the construction lending field. The risk in construction lending depends upon the performance of the builder in building the project to the plans and specifications of the borrower and the Bank’s ability to administer and control all phases of the construction disbursements. Upon completion of the construction, management anticipates that the mortgage will be converted to a permanent loan and may be sold to an investor in the secondary mortgage market.

•	RESIDENTIAL REAL ESTATE LOANS. Residential real estate loans are made to qualified individuals for the purchase of existing single-family residences in our primary market area. These loans conform to the Bank’s appraisal policy and real estate lending policy which detail maximum loan-to-value ratios and maturities. We believe these loan-to-value ratios are sufficient to compensate for fluctuations in real estate market value and to minimize losses that could result from a downturn in the residential real estate market. Mortgage loans that do not conform to the Bank’s policies are sold in the secondary markets. The risk of these loans depends on the salability of the loan to national investors and on interest rate changes. The Bank limits interest rate risk and credit risk on these loans by locking in the interest rate for each loan with the secondary market investor and receiving the investor’s underwriting approval before originating the loan. The Bank retains loans for its portfolio when it has sufficient liquidity to fund the needs of the established customers and when rates are favorable to retain the loans. The loan underwriting standards and policies are generally the same for both loans sold in the secondary market and those retained in the Bank’s portfolio.

CONSUMER AND INSTALLMENT LOANS. Consumer loans include lines of credit and term loans secured by second mortgages on the residences of borrowers for a variety of purposes including home improvements, education and other personal expenditures. Consumer loans also include installment loans to individuals for personal, family and household purposes, including automobile loans to individuals and pre-approved lines of credit. Consumer loans generally involve more risk than first mortgage loans because the collateral for a defaulted loan may not provide an adequate source of repayment of the principal due to damage to the collateral or other loss of value while the remaining deficiency often does not warrant further collection efforts. In addition, consumer loan performance depends upon the borrower’s continued financial stability and is, therefore, more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Various federal and state laws also limit the amount that can be recovered.

COMMERCIAL LOANS. Commercial lending activities are directed principally toward businesses whose demand for funds falls within the Bank’s anticipated lending limits. This category of loans includes loans made to individuals, partnerships, and corporate borrowers. The loans are obtained for a variety of business purposes. Particular emphasis is placed on loans to small to medium-sized professional firms, retail and wholesale businesses, light industry and manufacturing concerns operating in and around the primary market area. The Bank considers “small businesses” to include commercial, professional and retail businesses with annual gross sales of less than $15 million or annual operating costs of less than $3 million. Within small business lending, the Bank focuses on niches in the market and offers small business loans utilizing government enhancements, such as the Small Business Administration’s 7(a) program. The types of commercial and small business loans provided include principally term loans with variable interest rates secured by equipment, inventory, receivables and real estate, as well as secured and unsecured working capital lines of credit. Risks of these types of loans depend on the general business conditions of the local economy and the local business borrower’s ability to sell its products and services in order to generate sufficient business profits to repay the loan under the agreed upon terms and conditions. Personal guarantees may be obtained from the principals of business borrowers and third parties to further support the borrower’s ability to service the debt and reduce the risk of nonpayment.

INVESTMENTS. In addition to loans, the Bank makes other investments, primarily in obligations of the United States or obligations guaranteed as to principal and interest by the United States and other taxable securities. No investment held by the Bank exceeds any applicable limitation imposed by law or regulation. Our asset and liability management committee reviews the investment portfolio on an ongoing basis to ascertain investment profitability and to verify compliance with the Bank’s investment policies.

DEPOSITS. The Bank offers a full range of interest-bearing and noninterest-bearing accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposits. All deposit accounts are insured by the FDIC up to the maximum amount permitted by law. The Bank’s transaction accounts and time certificates are tailored to its principal market area at competitive rates. The sources of deposits are residents, businesses and employees of businesses within the Bank’s primary market area. These deposits are obtained through personal solicitation by the Bank’s officers and directors, direct mail solicitations, and advertisements published in the local media.

ASSET AND LIABILITY MANAGEMENT. The Bank’s primary assets consists of its loan portfolio and its investment accounts. Its liabilities consist primarily of its deposits. Our objective is to support asset growth primarily through growth of core deposits, which include deposits of all categories made by individuals, partnerships, corporations and other entities. Consistent with the requirements of prudent banking necessary to maintain liquidity, we seek to match maturities and rates of loans and the investment portfolio with those of deposits, although exact matching is not always possible. Management seeks to invest the largest portion of the Bank’s assets in real estate, consumer and commercial loans. The Bank’s investment account consists primarily of marketable securities of the United States Government and federal agencies, generally with varied maturities.

The Bank’s asset/liability mix is monitored on a regular basis with a monthly report detailing interest-sensitive assets and interest-sensitive liabilities prepared and presented to the board of directors. The objective of this policy is to control interest-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on the Bank’s earnings.

EMPLOYEES

At December 31, 2005, the Company and the Bank employed 18 full-time employees and two part-time employees. Islands Bancorp does not have any employees other than its officers who are also employees of the Bank. The Company considers its relationship with its employees to be excellent.

RISK FACTORS

An investment in our common stock involves a significant degree of risk. If any of the following risks or other risks, which have not been identified or which we may believe are immaterial or unlikely, actually occur, our business, financial condition and results of operations could be harmed. In such a case, the trading price of our common stock could decline, and you may lose all or part of your investment. The risks discussed below include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

GOVERNMENT REGULATION MAY HAVE AN ADVERSE EFFECT ON OUR PROFITABILITY AND GROWTH.

Bank holding companies and banks are subject to extensive state and federal government supervision and regulation. Changes in state and federal banking laws and regulations or in federal monetary policies could adversely affect our ability to maintain profitability and continue to grow. For example, new legislation or regulation could limit the manner in which we may conduct our business, including our ability to obtain financing, attract deposits, make loans and achieve satisfactory interest spreads. Many of these regulations are intended to protect depositors, the public and the FDIC, not shareholders. In addition, the burden imposed by federal and state regulations may place us at a competitive disadvantage compared to competitors who are less regulated. The laws, regulations, interpretations and enforcement policies that apply to us have been subject to significant, and sometimes retroactively applied, changes in recent years, and may change significantly in the future. Future legislation or government policy may also adversely affect the banking industry or our operations.

INDUSTRY COMPETITION MAY HAVE AN ADVERSE EFFECT ON OUR PROFITABILITY.

Competition in the banking and financial services industry is intense, and our profitability depends upon our continued ability to compete in our market area. We compete with national, regional and community banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies and brokerage and investment banking firms operating locally and elsewhere. In addition, because the Gramm-Leach-Bliley Act now permits banks, securities firms and insurance companies to affiliate, a number of larger financial institutions and other corporations offering wider variety of financial services than we currently offer could enter and aggressively compete in the market we currently serve. Many of these competitors have substantially greater resources, lending limits and operating histories than we do and may offer services that we do not or cannot provide.

UNEXPECTED CHANGES IN INTEREST RATES MAY DECREASE OUR NET INTEREST INCOME.

If we are unsuccessful in managing interest rate fluctuations, our net interest income could decrease materially. Our operations depend substantially on our net interest income, which is the difference between the interest income earned on our interest-earning assets and the interest expense paid on our interest-bearing liabilities. Like most depository institutions, our earnings and net interest income are affected by changes in market interest rates and other economic factors beyond our control.

AN ECONOMIC DOWNTURN, ESPECIALLY IN COASTAL SOUTH CAROLINA, COULD HAVE AN ADVERSE EFFECT ON THE QUALITY OF OUR LOAN PORTFOLIO AND OUR FINANCIAL PERFORMANCE.

Economic recession over a prolonged period or other economic problems in Beaufort County, South Carolina or in our state or nation generally could have a material adverse impact on the quality of our loan portfolio and the demand for our products and services. For example, a downturn in the local economy could make it more difficult for borrowers to repay their loans, which could lead to loan losses. This could in turn reduce our net income and profitability.

IF THE VALUE OF REAL ESTATE IN OUR CORE MARKET WERE TO DECLINE MATERIALLY, A SIGNIFICANT PORTION OF OUR LOAN PORTFOLIO COULD BECOME UNDER-COLLATERALIZED, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

With most of our loans concentrated in Beaufort County, South Carolina, a decline in local economic conditions could adversely affect the values of our real estate collateral. Consequently, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are geographically diverse.

In addition to considering the financial strength and cash flow characteristics of borrowers, we often secure loans with real estate collateral. At December 31, 2005, approximately 79.4% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

OUR BUSINESS STRATEGY INCLUDES THE CONTINUATION OF GROWTH PLANS, AND OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE NEGATIVELY AFFECTED IF WE FAIL TO GROW OR FAIL TO MANAGE OUR GROWTH EFFECTIVELY.

We intend to continue pursuing a growth strategy for our business. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in growth stages of development. We cannot assure you we will be able to expand our market presence in our existing markets or successfully enter new markets or that any such expansion will not adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, financial condition, results of operations, or future prospects, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated or declines, our results of operations could be materially adversely affected.

Our ability to grow successfully will depend on a variety of factors including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. While we believe we have the internal systems in place to manage our future growth, there can be no assurance that growth opportunities will be available or growth will be managed successfully.

OPENING NEW OFFICES MAY NOT RESULT IN INCREASED ASSETS OR REVENUES FOR US.

The investment necessary for branch expansion may negatively impact our efficiency ratio. There is a risk that we will be unable to manage our growth, as the process of opening new branches may divert our time and resources. There is also risk that we may fail to open any additional branches, and a risk that, if we do open these branches, they may not be profitable which would negatively impact our results of operations.

ADDITIONAL GROWTH MAY REQUIRE US TO RAISE ADDITIONAL CAPITAL IN THE FUTURE, BUT THAT CAPITAL MAY NOT BE AVAILABLE WHEN IT IS NEEDED, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We will, at some point, need to raise additional capital to support our continued growth. Our ability to raise additional capital, when needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, there is no assurance of our ability to raise additional capital, when needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations could be materially impaired.

THERE IS NO ACTIVE TRADING MARKET FOR OUR STOCK AND IT IS UNLIKELY THAT AN ACTIVE TRADING MARKET WILL DEVELOP.

There is no public trading market for our common stock, and an active trading market is not likely to develop in the foreseeable future. Accordingly, shareholders who desire to dispose of all or a portion of their shares of common stock may not be able to do so except by private direct negotiations with third parties, assuming that third parties are willing to purchase their shares.

ANTI-TAKEOVER PROVISIONS IN OUR ARTICLES OF INCORPORATION AND STATE CORPORATE LAWS COULD DETER OR PREVENT TAKE-OVER ATTEMPTS BY A POTENTIAL PURCHASER OF OUR COMMON STOCK AND DEPRIVE SHAREHOLDERS OF THE OPPORTUNITY TO OBTAIN A TAKEOVER PREMIUM FOR THEIR SHARES.

In many cases, shareholders receive a premium for their shares when a company is purchased by another. Various provisions in our articles of incorporation and bylaws and state corporate laws could deter and make it more difficult for a third party to bring about a merger, sale of control, or similar transaction without approval of our board of directors. These provisions tend to perpetuate existing management. As a result, you may be deprived of opportunities to sell some or all of your shares at prices that represent a premium over market prices. These provisions, which could make it less likely that a change in control will occur, include:

•	provisions in our articles of incorporation establishing three classes of directors with staggered terms, which means that only one-third of the members of the board of directors is elected each year and each director serves for a term of three years.

•	provisions in our articles of incorporation authorizing the board of directors to issue a series of preferred stock without shareholder action, which issuance could discourage a third party from attempting to acquire, or make it more difficult for a third party to acquire, a controlling interest in the Company.

•	provisions in our bylaws relating to meetings of shareholders which limit who may call a meeting and what matters will be voted upon.

•	state law provisions that require two-thirds of the shareholders to approve mergers and similar transactions, and amendments to the articles of incorporation.

OUR EXECUTIVE OFFICERS AND DIRECTORS OWN A SIGNIFICANT PORTION OF OUR OUTSTANDING COMMON STOCK AND CAN INFLUENCE SHAREHOLDER DECISIONS.

As of March 13, 2005, our directors and executive officers beneficially owned or controlled 388,147 shares, including shares subject to exercisable warrants and options, representing approximately 44.3% of our outstanding common stock. As a result of their ownership, the directors and executive officers have the ability, if they voted their shares in concert, to influence the outcome of all matters submitted to our stockholders for approval, including the election of directors.

SUPERVISION AND REGULATION

Both the Company and the Bank are subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of their operations. These laws are generally intended to protect depositors and not shareholders. The following discussion describes the material elements of the regulatory framework that applies to us.

ISLANDS BANCORP

Since the Company owns all of the capital stock of the Bank, it is a bank holding company under the federal Bank Holding Company Act of 1956 (the “BHC Act”) and the South Carolina Banking and Branching Efficiency Act. As a result, the Company is primarily subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve”).

ACQUISITIONS OF BANKS. The BHC Act requires every bank holding company to obtain the Federal Reserve’s prior approval before doing any of the following:

•	acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the Bank’s voting shares;

•	acquiring all or substantially all of the assets of any bank; or

•	merging or consolidating with any other bank holding company.

Additionally, the BHC Act provides that the Federal Reserve may not approve any of these transactions if it would result in or tend to create a monopoly or, substantially lessen competition or otherwise function as a restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve’s consideration of financial resources generally focuses on capital adequacy, which is discussed below.

Under the BHC Act, if adequately capitalized and adequately managed, the Company or any other bank holding company located in South Carolina may purchase a bank located outside of South Carolina. Conversely, an adequately capitalized and adequately managed bank holding company located outside of South Carolina may purchase a bank located inside South Carolina. In each case, however, restrictions may be placed on the acquisition of a bank that has only been in existence for a limited amount of time or will result in specified concentrations of deposits. For example, South Carolina law prohibits a bank holding company from acquiring control of a financial institution until the target financial institution has been in existence and has had continuous operations for five years. As a result, no bank holding company may acquire control of the Company or the Bank until after the fifth anniversary of the date that the Bank began business.

CHANGE IN BANK CONTROL. Subject to various exceptions, the BHC Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either of the following:

•	the bank holding company has registered securities under Section 12 of the Securities Act of 1934; or

•	no other person owns a greater percentage of that class of voting securities immediately after the transaction.

Our common stock is registered under Section 12 the Securities Exchange Act of 1934 (the “Exchange Act”). The regulations provide a procedure for challenging the rebuttable presumption of control.

PERMITTED ACTIVITIES. Bank holding companies are generally prohibited under the BHC Act, from engaging in or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in any activity other than the following:

•	banking or managing or controlling banks; and

•	an activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

•	factoring accounts receivable;

•	making, acquiring, brokering or servicing loans and usual related activities;

•	leasing personal or real property;

•	operating a non-bank depository institution, such as a savings association;

•	trust company functions;

•	financial and investment advisory activities;

•	conducting discount securities brokerage activities;

•	underwriting and dealing in government obligations and money market instruments;

•	providing specified management consulting and counseling activities;

•	performing selected data processing services and support services;

•	acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

•	performing selected insurance underwriting activities.

Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness, or stability of it or any of its bank subsidiaries.

In addition to the permissible bank holding company activities listed above, a bank holding company may qualify and elect to become a financial holding company under the Gramm-Leach-Bliley Financial Services Modernization Act of 1999. A financial holding company may engage in additional activities that are financial in nature or incidental or complementary to financial activity. The BHC Act expressly lists the following activities as financial in nature:

•	lending, trust and other banking activities;

•	insuring, guaranteeing, or indemnifying against loss or harm, or providing and issuing annuities, and acting as principal, agent, or broker for these purposes, in any state;

•	providing financial, investment, or advisory services;

•	issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;

•	underwriting, dealing in or making a market in securities;

•	other activities that the Federal Reserve may determine to be so closely related to banking or managing or controlling banks as to be a proper incident to managing or controlling banks;

•	foreign activities permitted outside of the United States if the Federal Reserve has determined them to be usual in connection with banking operations abroad;

•	merchant banking through securities or insurance affiliates; and

•	insurance company portfolio investments.

To qualify to become a financial holding company, the Bank and any other depository institution subsidiary of the Company must be well capitalized and well managed and must have a Community Reinvestment Act rating of at least satisfactory. Additionally, the Company must file an election with the Federal Reserve to become a financial holding company and must provide the Federal Reserve with 30 days written notice prior to engaging in a permitted financial activity. We currently have no plans to elect to become a financial holding company.

SUPPORT OF SUBSIDIARY INSTITUTIONS. Under Federal Reserve policy, the Company is expected to act as a source of financial strength for the Bank and to commit resources to support the Bank. This support may be required at times when, without this Federal Reserve policy, the Company might not be inclined to provide it. In addition, any capital loans made by the Company to the Bank will be repaid only after its deposits and various other obligations are repaid in full. In the unlikely event of the Company’s bankruptcy, any commitment by it to a federal bank regulatory agency to maintain the capital of the Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

SOUTH CAROLINA STATE REGULATION. As a bank holding company registered under the South Carolina Banking and Branching Efficiency Act, the Company is subject to limitations on sale or merger and to regulation by the South Carolina Board of Financial Institutions. Prior to acquiring the capital stock of a national bank, we are not required to obtain the approval of the Board, but we must notify them at least 15 days prior to doing so. Prior to engaging in the acquisition of nonbanking institutions or state chartered banks, we must receive the Board’s approval, and we must file periodic reports with respect to our financial condition and operations, management and intercompany relationships between Islands Bancorp and its subsidiaries.

ISLANDS COMMUNITY

As a national bank, the Bank is primarily subject to the supervision, examination and reporting requirements of the National Bank Act and the regulations of the Office of the Comptroller of the Currency (the “OCC”). The OCC regularly examines the Bank’s operations and has the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. The OCC also has the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law. Additionally, the Bank’s deposits are insured by the FDIC to the maximum extent provided by law. The Bank is also subject to numerous state and federal statutes and regulations that affect its business, activities and operations.

BRANCHING. National banks are required by the National Bank Act to adhere to branching laws applicable to state banks in the states in which their main office is located. Under current South Carolina law, the Bank may open branch offices throughout South Carolina with the prior approval of the OCC. In addition, with prior regulatory approval, the Bank may acquire branches of existing banks located in South Carolina. The Bank and any other national or state-chartered bank generally may branch across state lines by merging with banks in other states if allowed by the applicable states’ laws. South Carolina law, with limited exceptions, currently permits branching across state lines through interstate mergers.

Under the Federal Deposit Insurance Act, states may “opt-in” and allow out-of-state banks to branch into their state by establishing a new start-up branch in the state. Currently, South Carolina has not opted-in to this provision. Therefore, interstate merger is the only method through which a bank located outside of South Carolina may branch into South Carolina. This provides a limited barrier of entry into the South Carolina banking market, which protects us from an important segment of potential competition. However, because South Carolina has elected not to opt-in, our ability to establish a new start-up branch in another state may be limited. Many states that have elected to opt-in have done so on a reciprocal basis, meaning that an out-of-state bank may establish a new start-up branch only if its home state has also elected to opt-in. Consequently, until South Carolina changes its election, the only way we will be able to branch into states that have elected to opt-in on a reciprocal basis will be through interstate merger.

PROMPT CORRECTIVE ACTION. The FDIC Improvement Act of 1991 established a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) in which all institutions are placed. The federal banking agencies have specified by regulation the relevant capital level for each category. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.

An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal regulator. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to various limitations. The controlling holding company’s obligation to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary’s assets at the time it became undercapitalized or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

FDIC INSURANCE ASSESSMENTS. The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the “undercapitalized” category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution’s primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds. Assessments range from 0 to 27 cents per $100 of deposits, depending on the institution’s capital group and supervisory subgroup. In addition, the FDIC imposes assessments to help pay off the $780 million in annual interest payments on the $8 billion Financing Corporation bonds issued in the late 1980s as part of the government rescue of the thrift industry. This assessment rate is adjusted quarterly and is set at 1.32 cents per $100 of deposits for the first quarter of 2006.

The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

COMMUNITY REINVESTMENT ACT. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the FDIC, or the OCC shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on the Bank. Since the Bank’s aggregate assets do not exceed $250 million, under the Gramm-Leach-Bliley Act, we are subject to a Community Reinvestment Act examination only once every 60 months if we receive an outstanding rating, once every 48 months if we receive a satisfactory rating and as needed if our rating is less than satisfactory. Additionally, we must publicly disclose the terms of various Community Reinvestment Act-related agreements.

OTHER REGULATIONS. Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. For example, under the Servicemembers Civil Relief Act, which amended the Soldiers’ and Sailors’ Civil Relief Act of 1940, a lender is generally prohibited from charging an annual interest rate in excess of 6% on any obligation of a borrower who is on active duty with the United States military.

The Bank’s loan operations are also subject to federal laws applicable to credit transactions, such as the following:

•	The Federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	The Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	The Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	The Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

•	The Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

•	The rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

The deposit operations of the Bank are subject to the following:

•	The Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

•	The Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

CAPITAL ADEQUACY

The Company and the Bank are required to comply with the capital adequacy standards established by the Federal Reserve (in the case of the Company) and the OCC (in the case of the Bank). The Federal Reserve has established a risk-based and a leverage measure of capital adequacy for bank holding companies. Since the Company’s consolidated total assets do not exceed $150 million, under the Federal Reserve’s capital guidelines, its capital adequacy is measured on a bank-only basis, as opposed to a consolidated basis. The Bank is also subject to risk-based and leverage capital requirements adopted by the OCC, which are substantially similar to those adopted by the Federal Reserve for bank holding companies.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off- balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. Total capital consists of two components, Tier 1 Capital and Tier 2 Capital. Tier 1 Capital generally consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of qualifying cumulative perpetual preferred stock and trust preferred securities, less goodwill and other specified intangible assets. Tier 1 Capital must equal at least 4% of risk-weighted assets. Tier 2 Capital generally consists of subordinated debt, other preferred stock, and a limited amount of loan loss reserves. The total amount of Tier 2 Capital is limited to 100% of Tier 1 Capital. At December 31, 2005, our ratio of total capital to risk-weighted assets was 11.70% and our ratio of Tier 1 Capital to risk-weighted assets was 10.48%.

In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and other specified intangible assets, of 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve’s risk-based capital measure for market risk. All other bank holding companies generally are required to maintain a leverage ratio of at least 4%. At December 31, 2005, our leverage ratio was 9.06%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without reliance on intangible assets. The Federal Reserve considers the leverage ratio and other indicators of capital strength in evaluating proposals for expansion or new activities.

Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits, and certain other restrictions on its business. As described above, significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements. See “—Prompt Corrective Action.”

PAYMENT OF DIVIDENDS

The Company is a legal entity separate and distinct from the Bank. The principal source of the Company’s cash flow, including cash flow to pay dividends to its shareholders, are dividends that the Bank pays to the Company as its sole shareholder. Statutory and regulatory limitations apply to the Bank’s payment of dividends to the Company, as well as to the Company’s payment of dividends to its shareholders.

The Bank is required by federal law to obtain prior approval of the OCC for payments of dividends if the total of all dividends declared by our board of directors in any year will exceed (1) the total of the Bank’s net profits for that year, plus (2) the Bank’s retained net profits of the preceding two years, less any required transfers to surplus. The payment of dividends by the Company and the Bank may also be affected by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

In addition, the OCC may require, after notice and a hearing, that the Bank stop or refrain from engaging in any practice it considers unsafe or unsound. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under the FDIC Improvement Act of 1991, a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings. See “—Prompt Corrective Action.”

RESTRICTIONS ON TRANSACTIONS WITH AFFILIATES

The Company and the Bank are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of the following:

•	a bank’s loans or extensions of credit to affiliates;

•	a bank’s investment in affiliates;

•	assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;

•	loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

•	a bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates combined, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. The Bank must also comply with other provisions designed to avoid the taking of low-quality assets.

The Company and the Bank are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

The Bank is also subject to restrictions on extensions of credit to its executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

PRIVACY

Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers.

CONSUMER CREDIT REPORTING

On December 4, 2003, President George W. Bush signed the Fair and Accurate Credit Transactions Act amending the federal Fair Credit Reporting Act. These amendments to the Fair Credit Reporting Act (the “FCRA Amendments”) became effective in 2004.

The FCRA Amendments include, among other things:

•	requirements for financial institutions to develop policies and procedures to identify potential identity theft and, upon the request of a consumer, place a fraud alert in the consumer’s credit file stating that the consumer may be the victim of identity theft or other fraud;

•	for entities that furnish information to consumer reporting agencies (which would include the Bank), requirements to implement procedures and policies regarding the accuracy and integrity of the furnished information, and regarding the correction of previously furnished information that is later determined to be inaccurate; and

•	a requirement for mortgage lenders to disclose credit scores to consumers.

The FCRA Amendments also prohibit a business that receives consumer information from an affiliate from using that information for marketing purposes unless the consumer is first provided a notice and an opportunity to direct the business not to use the information for such marketing purposes (the “opt-out”), subject to certain exceptions. We do not share consumer information among our affiliated companies for marketing purposes, except as allowed under exceptions to the notice and opt-out requirements. Because no affiliate of the Company is currently sharing consumer information with any other affiliate of the Company for marketing purposes, the limitations on sharing of information for marketing purposes do not have a significant impact on the Company.

ANTI-TERRORISM LEGISLATION

The Bank is subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act”), as it amended the Bank Secrecy Act and the rules and regulations of the Office of Foreign Assets Control (the “OFAC”). These statutes and related rules and regulations impose requirements and limitations on specific financial transactions and account relationships and are intended to guard against money laundering and terrorism financing. The Bank has established a customer identification program pursuant to Section 326 of the USA PATRIOT Act and the Bank Secrecy Act, and otherwise has implemented policies and procedures to comply with the foregoing rules.

FEDERAL DEPOSIT INSURANCE REFORM

On February 8, 2006, President Bush signed the Federal Deposit Insurance Reform Act of 2005 (“FDIRA”). The FDIC must adopt rules implementing the various provisions of FDIRA by November 5, 2006.

Among other things, FDIRA changes the Federal deposit insurance system by:

•	raising the coverage level for retirement accounts to $250,000;

•	indexing deposit insurance coverage levels for inflation beginning in 2012;

•	prohibiting undercapitalized financial institutions from accepting employee benefit plan deposits;

•	merging the Bank Insurance Fund and Savings Association Insurance Fund into a new Deposit Insurance Fund (the “DIF”); and

•	providing credits to financial institutions that capitalized the FDIC prior to 1996 to offset future assessment premiums.

FDIRA also authorizes the FDIC to revise the current risk-based assessment system, subject to notice and comment and caps the amount of the DIF at 1.50% of domestic deposits. The FDIC must issue cash dividends, awarded on a historical basis, for the amount of the DIF over the 1.50% ratio. Additionally, if the DIF exceeds 1.35% of domestic deposits at year-end, the FDIC must issue cash dividends, awarded on a historical basis, for half of the amount of the excess.

PROPOSED LEGISLATION AND REGULATORY ACTION

New regulations and statutes are regularly proposed that contain wide-ranging potential changes to the structures, regulations and competitive relationships of financial institutions operating and doing business in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

EFFECT OF GOVERNMENTAL MONETARY POLICIES

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

SELECTED STATISTICAL INFORMATION

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS’ EQUITY;

INTEREST RATES AND INTEREST DIFFERENTIAL

The following is a presentation of the average consolidated balance sheet of the Company for the years ended December 31, 2005 and 2004. This presentation includes all major categories of interest-earning assets and interest-bearing liabilities: ($ in thousands)

	Year Ended December 31,
	2005	2004
AVERAGE CONSOLIDATED ASSETS
Cash and due from banks	$936	$726

Taxable securities	2,574	2,198
Federal funds sold	3,240	1,129
Interest bearing deposits	73	39
Net loans	48,591	33,631

Total interest-earning assets	54,478	36,997
Other assets	2,850	3,067

Total assets	$58,264	$40,790

AVERAGE CONSOLIDATED LIABILITIES AND STOCKHOLDERS’ EQUITY
Noninterest-bearing deposits	$6,220	$3,996
NOW, MMDA and savings deposits	8,188	7,342
Time deposits	35,798	22,467
Other borrowings	2,188	1,790
Other liabilities	376	74

Total liabilities	52,770	35,669
Stockholders’ equity	5,494	5,121

Total liabilities and stockholders’ equity	$58,264	$40,790

The following is a presentation of an analysis of the net interest earnings of the Company for the period indicated with respect to each major category of interest-earning asset and each major category of interest-bearing liability: ($ in thousands)

	Year Ended December 31, 2005					Year Ended December 31, 2004
	Interest Average Amount		Average Earned/ Paid		Interest Yield/ Rate	Average Average Amount		Earned/ Paid		Yield/ Rate
Assets
Taxable securities	$2,574		$81		3.15%	$2,198		$58		2.64%
Federal funds sold	3,240		106		3.27%	1,129		16		1.42%
Int. bearing deposits	73		2		2.74%	39		—		—
Net loans	48,591	(1)	3,683	(2)	7.58%	33,631	(1)	2,253	(2)	6.70%

Total earning assets	$54,478		$3,872		7.11%	$36,997		$2,327		6.29%

Liabilities
NOW/MMDA/savings	$8,188		$136		1.66%	$7,342		$89		1.21%
Time deposits	35,798		1,195		3.34%	22,467		631		2.81%
Other borrowings	2,188		73		3.34%	1,790		57		3.18%

Total interest-bearing liabilities	$46,174		$1,404		3.04%	$31,599		$777		2.46%

Net yield on earning assets					4.53%					4.19%

1	At December 31, 2005 and 2004, loans on non-accrual status totaled $313,000 and $249,000.
2	Interest earned on net loans includes $238,000 and $141,000 in loan fees for the years ended December 31, 2005 and 2004, respectively.

RATE/VOLUME ANALYSIS OF NET INTEREST INCOME

The effect on interest income, interest expense and net interest income in the period indicated from changes in average balance and rate from the corresponding prior period is shown below. The effect of a change in average balance has been determined by applying the average rate in the earlier period to the change in average balance. The effect of a change in average rate has been determined by applying the change in average rate to the average balance in the earlier period. Changes resulting from average balance/rate variances are allocated proportionately between the change in volume and the change in rate. ($ in thousands)

	Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
	Increase (Decrease) due to
	Volume	Rate	Total
	(in thousands)
Interest earned on:
Taxable securities	$11	$12	$23
Federal funds sold	53	37	90
Interest bearing deposits	2	—	2
Net loans	1,103	326	1,429

Total interest income	1,169	375	1,544

Interest paid on:
NOW/MMDA/savings deposits	11	37	48
Time deposits	427	136	563
Other borrowings	13	3	16

Total interest expense	451	176	627

Change in net interest income	$718	$199	$917

	Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
	Increase (Decrease) due to
	Volume	Rate	Total
	(in thousands)
Interest earned on:
Taxable securities	$(3)	$(14)	$(17)
Federal funds sold	5	3	8
Net loans	731	(40)	691

Total interest income	733	(51)	682

Interest paid on:
NOW/MMDA/savings deposits	29	(7)	22
Time deposits	166	(38)	128
Other borrowings	44	4	48

Total interest expense	239	(41)	198

Change in net interest income	$494	$(10)	$484

INVESTMENT PORTFOLIO

As of December 31, 2005, investment securities comprised approximately 4.0% of the Bank’s assets. The Bank invests primarily in direct obligations of the United States, obligations guaranteed as to principal and interest by the United States, and obligations of agencies of the United States. In addition, the Bank enters into Federal funds transactions with its principal correspondent banks, and generally acts as a net seller of such funds. At December 31, 2005, the Bank was a net seller of funds in the Federal funds market. The sale of Federal funds amounts to a short-term loan from the Bank to another bank.

The following table presents, for the date indicated, the book value of the Bank’s investments. All securities held at December 31, 2005 and 2004 were categorized as available-for-sale. ($ in thousands)

	December 31,
	2005	2004
U.S. Agency	$1,499	$504
U.S. Agency Pools	804	1,368
FRB/FHLB stock	356	316

Total	$2,659	$2,188

The following table indicates as of December 31, 2005 the amount of investments due in (i) one year or less, (ii) one to five years, (iii) five to ten years, and (iv) over ten years:

	Amount	Weighted Average Yield
Due in:
0-1 year	$—	—
Over 1 through 5 years	1,499	4.00%
Over 5 through 10 years	—	—
Over 10 years	804	2.92%
FRB and FHLB stock (no maturity)	356	5.37%

Total	$2,659	3.85%

LOAN PORTFOLIO

The Bank engages in a full complement of lending activities, including commercial/industrial, consumer and real estate loans. As of December 31, 2005, the Bank had a legal lending limit for unsecured loans of up to $970,000 to any one person.

While risk of loss in the Bank’s loan portfolio is primarily tied to the credit quality of its various borrowers, risk of loss may also increase due to factors beyond the Bank’s control, such as local, regional and/or national economic downturns. General conditions in the real estate market may also impact the relative risk in the Bank’s real estate portfolio. Of the Bank’s target areas of lending activities, commercial loans are generally considered to have greater risk than real estate loans or consumer installment loans.

The Bank participates with other banks with respect to loans that exceed the Bank’s lending limits. Management does not believe that loan participations pose any greater risk of loss than loans that the Bank originates.

The following is a description of each of the major categories of loans in the Bank’s loan portfolio:

COMMERCIAL, FINANCIAL AND AGRICULTURAL LOANS

Commercial lending is directed principally towards businesses whose demands for funds fall within the Bank’s legal lending limits and which are potential deposit customers of the Bank. This category of loans includes loans made to individual, partnership or corporate borrowers, and obtained for a variety of business purposes. Particular emphasis is placed on loans to small- and medium-sized businesses. The primary repayment risk for commercial loans is the failure of the business due to economic or financial factors. Although the Bank typically looks to a commercial borrower’s cash flow as the principal source of repayment for such loans, many commercial loans are secured by inventory, equipment, accounts receivable, and other assets.

CONSUMER LOANS

The Bank’s consumer loans consist primarily of installment loans to individuals for personal, family and household purposes, including automobile loans to individuals and pre-approved lines of credit. This category of loans also includes lines of credit and term loans secured by second mortgages on the residences of borrowers for a variety of purposes, including home improvements, education and other personal expenditures. In evaluating these loans the Bank reviews the borrower’s level and stability of income and past credit history and the impact of these factors on the ability of the borrower to repay the loan in a timely manner. In addition, the Bank maintains a proper margin between the loan amount and collateral value.

REAL ESTATE LOANS

The Bank’s real estate loans consist of residential first and second mortgage loans, residential construction loans and commercial real estate loans to a limited degree. These loans are made consistent with the Bank’s appraisal policy and real estate lending policy which detail maximum loan-to-value ratios and maturities. These loan-to-value ratios are sufficient to compensate for fluctuations in the real estate market to minimize the risk of loss to the Bank.

TYPES OF LOANS

The following table presents various categories of loans contained in the Bank’s loan portfolio as of the date indicated: ($ in thousands)

	As of December 31,
Type of Loan	2005	2004
Domestic:
Commercial, financial and agricultural	$8,640	$6,390
Real estate—construction	17,082	11,085
Real estate—mortgage	25,995	18,974
Installment and other loans to individuals	2,592	4,974

Subtotal	54,309	41,423
Less: Allowance for possible loan losses	(679)	(488)

Total (net of allowance)	$53,630	$40,935

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGES IN INTEREST RATES

The following is a presentation of an analysis of maturities of certain loans as of December 31, 2005: ($ in thousands)

Type of Loan	Due in 1 year or less	Due after 1 to 5 years	Due after 5 years	Total
Commercial, financial, and agricultural	$2,315	$3,838	$2,487	$8,640
Real estate—construction	13,196	3,887	—	17,083

Total	$15,511	$7,725	$2,487	$25,723

RISK ELEMENTS

For the above loans, the following is a presentation of an analysis of sensitivities to changes in interest rates as of December 31, 2005:

Type of Loan	Due in 1 year or less	Due after 1 to 5 years	Due after 5 years	Total
Predetermined interest rate	$9,212	$5,153	$—	$14,365
Floating interest rate	6,299	2,572	2,487	11,358

Total	$15,511	$7,725	$2,487	$25,723

The Company considers impaired loans to include all restructured loans, loans on which the accrual of interest has been discontinued, loans that are not performing in accordance with agreed upon terms, and all other loans that are performing according to the loan agreement but may have substantive indications of potential credit weakness. At December 31, 2005 and 2004, the total recorded investment in impaired loans, all of which had allowances determined in accordance with FASB Statements No. 114 and No. 118, totaled approximately $460,000 and $816,000, respectively. The average recorded investment in impaired loans was approximately $533,000 and $663,000, respectively, for the years ended December 31, 2005 and 2004. The allowance for loan losses related to impaired loans was approximately $69,000 and $170,000 at December 31, 2005 and 2004, respectively. Interest income recognized on impaired loans for the years ended December 31, 2005 and 2004 was approximately $32,000 and $40,000, respectively. The amount of interest recognized on impaired loans using the cash method of accounting was not material for the years ended December 31, 2005 and 2004. Loans on non-accrual status at December 31, 2005 and 2004 had outstanding balances of $313,000 and $249,000, respectively. Interest recognized on non-accruing loans at December 31, 2005 and 2004 was approximately $9,000 and $3,000, respectively. The Company has no commitments to lend additional funds to borrowers whose loans have been modified.

As of December 31, 2005, there were no loans not disclosed above that were classified for regulatory purposes as doubtful, substandard or special mention which (i) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (ii) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

Accrual of interest is discontinued on a loan when management determines upon consideration of economic and business factors affecting collection efforts that collection of interest is doubtful. At December 31, 2005, three loans with an aggregate principal of approximately $107,000 were over 90 days past due but still accruing interest, compared with two such loans with an aggregate principal of $28,000 at December 31, 2004. As of December 31, 2005, no loans were considered to be “troubled-debt restructured.” As of December 31, 2005, three loans with an aggregate balance of approximately $313,000 were on non-accrual status, compared to one such loan with an aggregate principal of approximately $249,000 as of December 31, 2004. Of the three loans on non-accrual at December 31, 2005, one loan for approximately $110,000 is fully guaranteed by the SBA, and the Bank anticipates receiving payment for the full amount.

SUMMARY OF LOAN LOSS EXPERIENCE

An analysis of the Bank’s loss experience is furnished in the following table for the periods indicated, as well as a breakdown of the allowance for possible loan losses: ($ in thousands)

ANALYSIS OF THE ALLOWANCE FOR POSSIBLE LOAN LOSSES

	Years Ended December 31,
Type of Loan	2005	2004
Balance at beginning of period	$488	$326

Charge-offs:
Real estate loans	—	—
Installment and other loans to individuals	(15)	(30)
Commercial loans	(19)	—
Recoveries	—	1

Net charge-offs	(34)	(29)

Provision charged to operations	225	191

Balance at end of period	$679	$488

Ratio of net charge-offs during the period to average loans outstanding during the period	0.07%	0.09%

At December 31, 2005 and 2004, the allowance was allocated as follows: ($ in thousands)

	December 31, 2005		December 31, 2004
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Commercial, financial and agricultural	$125	15.9%	$80	15.4%
Real estate—construction	200	31.5%	150	26.8%
Real estate—mortgage	200	47.9%	145	45.8%
Installment and other loans to individuals	100	4.7%	75	12.0%
Unallocated	54	—	38	N/A

Total	$679	100.0%	$488	100.0%

In considering the adequacy of the Company’s allowance for possible loan losses, management has considered the fact that, as of December 31, 2005, 15.9% of outstanding loans are commercial loans, which includes commercial, industrial and agricultural loans. Commercial loans generally have greater risk than other categories of loans. However, 92% of the commercial loans at December 31, 2005 were made on a secured basis. Management believes that the secured condition of the majority of its commercial loan portfolio significantly reduces the risk of loss inherently present in commercial loans.

Real estate mortgage loans comprised 47.9% of outstanding loans at December 31, 2005. The loans in this category represent residential and commercial real estate mortgages where the amount of the original loan generally does not exceed 85% of the appraised value of the collateral. These loans are considered by management to be well secured with a low risk of loss.

The Company’s consumer loan portfolio is also well secured. At December 31, 2005, the majority of the Company’s consumer loans were secured by collateral primarily consisting of automobiles, boats and other personal property.

A review of the loan portfolio by an independent firm is conducted annually. The purpose of this review is to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. The review includes analyses of historical performance, the level of non-performing and classified loans, loan volume and activity, review of loan files and consideration of economic conditions and other pertinent information. In addition to the above review, the Bank’s primary regulator, the Office of the Comptroller of the Currency (the “OCC”), also conducts an annual examination of the loan portfolio. Information provided from the above two independent sources, together with information provided by Bank management and other information known to members of the Board, is utilized by the Board to monitor, on a quarterly basis, the loan portfolio and the adequacy of the loan loss reserve. Specifically, the Board attempts to identify risks inherent in the loan portfolio (e.g., problem loans, potential problem loans and loans to be charged off), assess the overall quality and collectibility of the loan portfolio, and determine amounts of the allowance for loan losses and the provision for loan losses to be reported based on the results of their review.

DEPOSITS

The Bank offers a full range of interest-bearing and noninterest-bearing accounts, including commercial and retail checking accounts, money market accounts, individual retirement and Keogh accounts, regular interest-bearing statement savings accounts and certificates of deposit with a range of maturity date options. The sources of deposits are residents, businesses and employees of businesses within the Bank’s market area and are obtained through the personal solicitation by the Bank’s officers and directors, and advertisements published in the local media. In addition, the Bank uses the internet to obtain deposits from institutions located elsewhere. The Bank pays competitive interest rates on time and savings deposits up to the maximum permitted by law or regulation. In addition, the Bank has implemented a service charge fee schedule competitive with other financial institutions in the Bank’s market area, covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts and returned check charges.

The following table presents, for the periods indicated, the average amount of and average rate paid on each of the following deposit categories: ($ in thousands)

	Year Ended December 31,
	2005		2004
	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid
Noninterest-bearing demand deposits	$6,220	—	$3,996	—
NOW/MMDA/savings deposits	8,188	1.66%	7,342	1.21%
Time deposits	35,798	3.34%	22,467	2.81%

The following table indicates the amounts outstanding of time certificates of deposit of $100,000 or more and respective maturities at December 31, 2005:

Time Certificates of Deposit	At December 31, 2005
3 months or less	$3,913
3-6 months	3,037
6-12 months	2,661
Over 12 months	3,737

Total	$13,348

RETURN ON EQUITY AND ASSETS

Returns on average consolidated assets and average consolidated equity for the period indicated were as follows:

	Year Ended December 31,
	2005	2004
Return on average assets	.93%	.37%
Return on average equity	9.83%	2.91%
Average equity to average assets ratio	9.43%	12.50%
Dividend payout ratio	—%	—%

ITEM 2. DESCRIPTION OF PROPERTIES

Our main office is located adjacent to Beaufort Plaza at 2348 Boundary Street, Beaufort, South Carolina. We purchased a former Wachovia Bank office located at this site. The office is a one-story banking facility with approximately 7,600 square feet. We completed renovations of the main office building in November 2002. The total cost of the renovations was approximately $1,350,000.

In addition, we purchased approximately 2.3 acres of land at 131 Sea Island Parkway on Lady’s Island, South Carolina. Initially, we planned to construct our main office on this site. However, we decided to locate the main office at the Boundary Street location because we believe it provides the Bank with greater visibility and is more accessible to our customers. We intend to keep the Lady’s Island location as a future branch site. The Bank will be required to seek regulatory approval prior to establishing a branch at this location.

Our Charleston loan production office is located in a 500-square-foot leased office at 3 Southpark Circle, Suite 260, Charleston, South Carolina. Rent for the office is $667 per month under a lease that is cancelable with 30 days’ prior notice.

In 2005, we purchased approximately 1.25 acres of land in Bluffton Township, known as Okatie Center, Phase 1B, for the purpose of constructing a future branch location. The Bank will be required to seek regulatory approval prior to establishing a branch at this location.

ITEM 3. LEGAL PROCEEDINGS

On November 15, 2005, the Company terminated the employment of William B. Gossett as the president and chief executive officer of the Company and the Bank. Mr. Gossett’s employment was terminated for cause under specific provisions of his employment agreement as a result of regulatory actions stemming from the 2005 Office of the Comptroller of the Currency (“OCC”) examination of the Bank. Among other things, the OCC commented on management’s failure to properly address issues noted in prior exam reports. As a result of the OCC examination, each Board member has signed a Commitment Letter with the OCC agreeing to take proper action to correct all noted issues. Currently, all of the noted issues have been or are being corrected and the OCC has commented favorably on the progress being made by the Bank. We believe the Commitment Letter will not have a material adverse effect on our operations.

On February 1, 2006, Mr. Gossett, a principal security holder of the Company, filed a claim with the U.S. Department of Labor Occupational Safety and Health Administration against the Company and the Bank under 18 U.S.C 1514A. Mr. Gossett alleges that his termination was in retaliation against him for raising what the Company determined were minor concerns regarding his ability to provide the certifications of the principal executive and financial officer which were required to be filed with the Company’s Report on Form 10-QSB for the quarter ended September 30, 2005. Prior to filing the Form 10-QSB in question, however, Mr. Gossett’s concerns were fully resolved and he provided the required certifications. The Form 10-QSB in question was timely filed and fully complied with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended.

Mr. Gossett claims that he is entitled to receive an amount equal to two times his salary as in effect at the time of his termination, or approximately $323,000, together with attorney fees and the reinstatement of options to acquire 19,581 shares of the Company’s stock, which were forfeited upon his termination. Under the terms of his employment agreement dated July 27, 1999, Mr. Gossett is not entitled to these payments or reinstatement of his options since we believe he was properly terminated for cause.

The Company believes that Mr. Gossett’s allegations are without merit and is vigorously contesting his claim.

We do not believe Mr. Gossett’s claim represents a material proceeding to which the Company is a party. Accordingly, there are no material pending legal proceedings to which the Company is a party or of which any of its properties are subject, nor are there material proceedings known to the Company to be contemplated by any governmental authority. Additionally, the Company is unaware of any material proceedings, pending or contemplated, in which any existing or proposed director, officer or affiliate, or any principal security holder of the Company or any associate of any of the foregoing, is a party or has an interest adverse to the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The response to this Item is partially included in the Company’s 2005 Annual Report to Shareholders under the heading “Corporate and Shareholder Information” and is incorporated herein by reference.

The Company issued no unregistered securities during the fiscal year ended December 31, 2005 and did not repurchase any of its shares of common stock during the fourth quarter of 2005.

ITEM 6. MANAGEMENT’S DISCUSSION AND ANALYSIS

The response to this Item is included in the Company’s 2005 Annual Report to Shareholders under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and is incorporated herein by reference.

ITEM 7. FINANCIAL STATEMENTS

The following financial statements are included in the Company’s 2005 Annual Report to Shareholders and are incorporated herein by reference.

•	Report of Independent Certified Public Accountants

•	Consolidated Balance Sheets as of December 31, 2005 and 2004

•	Consolidated Statements of Earnings for the Years Ended December 31, 2005 and 2004

•	Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2005 and 2004

•	Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2005 and 2004

•	Consolidated Statements of Cash Flows for the Years Ended December 31, 2005 and 2004

•	Notes to Consolidated Financial Statements

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 8A. CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 10-KSB, our principal executive officer and our principal financial officer have evaluated the effectiveness of our “disclosure controls and procedures” (“Disclosure Controls”). Disclosure Controls, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Our management, including our principal executive officer and our principal financial officer, does not expect that our Disclosure Controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based upon their controls evaluation, our principal executive officer and our principal financial officer have concluded that our Disclosure Controls are effective at a reasonable assurance level.

There have been no changes in our internal controls over financial reporting during the past fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 8B. OTHER INFORMATION

Effective as of January 24, 2006, the Company and the Bank entered into a Change in Control Agreement with Carol J. Nelson, the chief financial officer of the Company and the Bank. The agreement provides that, in the event (a) Ms. Nelson is terminated by the Company without cause (as defined in the agreement) or (b) Ms. Nelson resigns her employment for good reason (as defined in the agreement) at any time within the 13-month period following a change in control of the Company (as defined in the agreement), Ms. Nelson is entitled to a lump sum severance payment (the “Severance Payment”) equal to two times the sum of her salary as in effect at the effective time of the termination of employment and the amount of bonus earned during the prior calendar year. In addition, Ms. Nelson is also entitled to receive the Severance Payment in the event that she resigns her employment for any reason during the thirteenth month following a change in control of the Company. The agreement also provides that if Ms. Nelson is terminated for any reason during the 13-month period following a change in control of the Company, Ms. Nelson will not solicit customers or employees from the Company or the Bank for a 12-month period following her termination.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

The responses to this Item are included in the Company’s Proxy Statement for the 2006 Annual Meeting of Shareholders under the following headings and are incorporated herein by reference:

“Proposal: Election of Directors—Class I Director Nominees,” “—Class II Continuing Directors” and “—Class III Continuing Directors;”

“Executive Officers;” and

“Section 16(a) Beneficial Ownership Reporting Compliance.”

The Company has a Code of Ethics that applies to the Company’s principal executive officer and its principal financial and accounting officer. The Company will provide a copy of the Code of Ethics free of charge to any shareholder upon written request to the Company.

ITEM 10. EXECUTIVE COMPENSATION

The responses to this Item are included in the Company’s Proxy Statement for the 2006 Annual Meeting of Shareholders, under the heading “Compensation,” and are incorporated herein by reference.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The responses to this Item are partially included in the Company’s Proxy Statement for the 2006 Annual Meeting of Shareholders, under the heading “Security Ownership of Certain Beneficial Owners and Management,” and are incorporated herein by reference.

The following table sets forth information regarding the number of shares subject to options issued and reserved for future issuance under the Islands Bancorp 2002 Stock Incentive Plan and warrants issued to the Company’s directors. The Stock Incentive Plan was approved by the Board of Directors of the Company on March 19, 2002 and was approved by the shareholders of the Company on April 23, 2002. The Company does not maintain any other equity compensation plans.

	Number of securities to be issued upon exercise of outstanding options		Weighted-average exercise price of outstanding options	Number of shares remaining available for future issuance under the Plan (excludes outstanding options)
Equity compensation plans approved by security holders	34,919		$10.14	62,986

Equity compensation plans not approved by security holders	200,105	(1)	10.00	—

Total	235,024		$10.02	62,986

(1)	Represents warrants issued to the Company’s directors on July 6, 2001. The warrants became exercisable in equal one-third (1/3) annual increments beginning on July 6, 2002 and are now fully exercisable. Exercisable warrants will remain exercisable for the ten-year period following the date of issuance or for 90 days after the warrant holder ceases to be a director of the Company, whichever is shorter. The exercise price of each warrant is subject to adjustment for stock splits, recapitalizations or other similar events. Additionally, if the Bank’s capital falls below the minimum level, as determined by the OCC, the Company may be directed to require the directors to exercise or forfeit their warrants.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The responses to this Item are included in the Company’s Proxy Statement for the 2006 Annual Meeting of Shareholders, under the headings “Relationships and Related Transactions” and “Compensation,” and are incorporated herein by reference.

ITEM 13. EXHIBITS

3.1	Articles of Incorporation (incorporated herein by reference to the Company’s Registration Statement on Form SB-2, Registration No. 333-92653, filed December 13, 1999)

3.2	Bylaws (incorporated herein by reference to the Company’s Registration Statement on Form SB-2, Registration No. 333-92653, filed December 13, 1999)

4.1	Specimen Stock Certificate (incorporated herein by reference to the Company’s Registration Statement on Form SB-2, Registration No. 333-92653, filed December 13, 1999)

4.2	See Exhibits 3.1 and 3.2 for provisions of the Articles of Incorporation and Bylaws defining rights of holders of common stock

10.1*	Employment Agreement dated as of July 27, 1999 between the Islands Bancorp and William B. Gossett (incorporated herein by reference to the Company’s Registration Statement on Form SB-2, Registration No. 333-92653, filed December 13, 1999)

10.2	Form of Organizers Warrant Agreement (incorporated herein by reference to the Company’s Registration Statement on Form SB-2, Registration No. 333-92653, filed December 13, 1999)

10.3	Islands Bancorp 2002 Stock Incentive Plan (incorporated herein by reference to Appendix A of Exhibit 99.1 to the Company’s Annual Report on Form 10-KSB filed April 1, 2002)

10.3.1	Form of Incentive Stock Option Award under the Islands Bancorp 2002 Stock Incentive Plan

10.3.2	Form of Non-qualified Stock Option Award under the Islands Bancorp 2002 Stock Incentive Plan

10.5	Purchase and Sale Agreement by and between Crescent Resources, LLC and Islands Community Bank, N.A., dated April 14, 2005 and as amended June 28, 2005 and July 28, 2005 (incorporated herein by reference to the Company’s Quarterly Report on Form 10-QSB filed November 15, 2005)

10.6	Change in Control Agreement between Carol J. Nelson, Islands Bancorp and Islands Community Bank, N.A., dated as of January 24, 2006

13.1	Islands Bancorp 2005 Annual Report to Shareholders. Except with respect to those portions specifically incorporated by reference into this Report, the Company’s 2005 Annual Report to Shareholders is not deemed to be filed as part of this Report

22.1	Subsidiaries of Islands Bancorp

24.1	Power of Attorney (appears on the signature pages to this Annual Report on Form 10-KSB)

31.1	Certification Pursuant to Section 301 of the Sarbanes-Oxley Act of 2002

31.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Compensatory plan or arrangement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The responses to this Item are included in the Company’s Proxy Statement for the 2006 Annual Meeting of Shareholders under the heading “Independent Public Accountants.”

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Islands Bancorp has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ISLANDS BANCORP

By:	/s/ JOHN R. PERRILL
John R. Perrill Acting Chief Executive Officer

Date:	March 21, 2006

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears on the signature page to this Report constitutes and appoints John R. Perrill and D. Martin Goodman, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this Report, and to file the same, with all exhibits hereto, and other documents in connection herewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of Islands Bancorp and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ LOUIS O. DORE Louis O. Dore	Director	March 21, 2006

Paul M. Dunnavant, III	Treasurer and Director

/s/ MARTHA B. FENDER Martha B. Fender	Vice Chairman and Director	March 21, 2006

/s/ DARYL A. FERGUSON Daryl A. Ferguson	Director	March 21, 2006

/s/ D. MARTIN GOODMAN D. Martin Goodman	Chairman of the Board of Directors	March 21, 2006

/s/ STANCEL E. KIRKLAND, SR. Stancel E. Kirkland, Sr.	Director	March 21, 2006

/s/ CARL E. LIPSCOMB Carl E. Lipscomb	Director	March 21, 2006

SIGNATURE	TITLE	DATE

/s/ EDWARD J. MCNEIL, JR. Edward J. McNeil, Jr.	Secretary and Director	March 21, 2006

/s/ JIMMY LEE MULLINS, SR. Jimmy Lee Mullins, Sr.	Director	March 21, 2006

/s/ CAROL J. NELSON Carol J. Nelson**	Chief Financial Officer	March 21, 2006

/s/ FRANCES K. NICHOLSON Frances K. Nicholson	Director	March 21, 2006

/s/ JOHN R. PERRILL John R. Perrill*	Acting Chief Executive Officer	March 21, 2006

Dr. Narayan Shenoy	Director

/s/ J. FRANK WARD J. Frank Ward	Director	March 21, 2006

/s/ BRUCE K. WYLES Bruce K. Wyles	Director	March 21, 2006

*	Principal Executive Officer
**	Principal Financial and Accounting Officer

EXHIBIT INDEX

3.1	Articles of Incorporation (incorporated herein by reference to the Company’s Registration Statement on Form SB-2, Registration No. 333-92653, filed December 13, 1999)

3.2	Bylaws (incorporated herein by reference to the Company’s Registration Statement on Form SB-2, Registration No. 333-92653, filed December 13, 1999)

4.1	Specimen Stock Certificate (incorporated herein by reference to the Company’s Registration Statement on Form SB-2, Registration No. 333-92653, filed December 13, 1999)

4.2	See Exhibits 3.1 and 3.2 for provisions of the Articles of Incorporation and Bylaws defining rights of holders of common stock

10.1*	Employment Agreement dated as of July 27, 1999 between the Islands Bancorp and William B. Gossett (incorporated herein by reference to the Company’s Registration Statement on Form SB-2, Registration No. 333-92653, filed December 13, 1999)

10.2	Form of Organizers Warrant Agreement (incorporated herein by reference to the Company’s Registration Statement on Form SB-2, Registration No. 333-92653, filed December 13, 1999)

10.3	Islands Bancorp 2002 Stock Incentive Plan (incorporated herein by reference to Appendix A of Exhibit 99.1 to the Company’s Annual Report on Form 10-KSB filed April 1, 2002)

10.3.1	Form of Incentive Stock Option Award under the Islands Bancorp 2002 Stock Incentive Plan

10.3.2	Form of Non-qualified Stock Option Award under the Islands Bancorp 2002 Stock Incentive Plan

10.5	Purchase and Sale Agreement by and between Crescent Resources, LLC and Islands Community Bank, N.A., dated April 14, 2005 and as amended June 28, 2005 and July 28, 2005 (incorporated herein by reference to the Company’s Quarterly Report on Form 10-QSB filed November 15, 2005)

10.6	Change in Control Agreement between Carol J. Nelson, Islands Bancorp and Islands Community Bank, N.A., dated as of January 24, 2006

13.1	Islands Bancorp 2005 Annual Report to Shareholders. Except with respect to those portions specifically incorporated by reference into this Report, the Company’s 2005 Annual Report to Shareholders is not deemed to be filed as part of this Report

22.1	Subsidiaries of Islands Bancorp

24.1	Power of Attorney (appears on the signature pages to this Annual Report on Form 10-KSB)

31.1	Certification Pursuant to Section 301 of the Sarbanes-Oxley Act of 2002

31.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Compensatory plan or arrangement.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of Islands Bancorp (the “Company”) and its financial condition and results of operations should be read in conjunction with the Company’s consolidated financial statements and related notes included elsewhere herein.

The Company was formed for the purpose of becoming a bank holding company by owning the capital stock of Islands Community Bank, N.A. (the “Bank”). Because the primary activity of the Company is the ownership and operation of the Bank, the Company’s financial performance has been determined primarily by the operation of the Bank. Accordingly, the discussion below relates principally to the operations of the Bank.

CRITICAL ACCOUNTING POLICIES

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States and to general practices within the banking industry. The following is a description of the accounting policies applied by the Company which are deemed “critical”. Critical accounting policies are defined as policies that are very important to the presentation of the Company’s financial condition and results of operations, and that require management’s most difficult, subjective, or complex judgments. The Company’s financial results could differ significantly if different judgments or estimates are applied in the application of the policies.

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in order to prepare the consolidated financial statements in conformity with generally accepted accounting principles. Management has determined that the accounting for the allowance for loan losses is a critical accounting policy with respect to the determination of financial condition and reporting results of operations.

The collectibility of loans is reflected through the Company’s estimate of the allowance for loan losses. The Company performs periodic and systematic detailed reviews of its lending portfolio to assess overall collectibility. This analysis includes consideration of historical performance, current economic conditions, the level of nonperforming loans, loan concentrations, and a review of certain individual loans. The Company’s allowance for loan losses provides for probable losses based upon evaluations of known and inherent risks in the loan portfolio.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions. In addition, the regulatory agencies, as an integral part of their examination process, periodically review the allowance. These agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

FINANCIAL CONDITION

For the year ended December 31, 2005, total assets increased by $18,223,000, ending the year at $66,207,000 compared to $47,984,000 at December 31, 2004. The primary contributor to the increase in assets was the Company’s loan portfolio, which increased by $12,887,000 during 2005, ending the year at $54,310,000 as compared to $41,423,000 at December 31, 2004. Loan demand in the Company’s primary market area of Beaufort County remained strong in 2005, and the Bank added an additional lender to further service this area. During 2005, the investment portfolio increased by $467,000, and federal funds sold increased by $4,053,000, as deposits increased in excess of the demand for loans.

Total deposits increased $18,008,000 to $58,135,000 at December 31, 2005. This growth is a result of an increase of $2,141,000 in noninterest-bearing demand, an increase of $1,226,000 in interest-bearing demand, savings and money market accounts, and an increase of $14,641,000 in certificates of deposit. As interest rates increased throughout 2005, the Bank began offering a 5% 17-month certificate of deposit which was attractive to local depositors.

For the year ended December 31, 2004, total assets increased by $15,559,000 and ended 2004 at $47,984,000. The major component of the increase was the loan portfolio, which increased by $14,749,000 as the Bank continued to grow and add customers. Federal funds sold increased by $774,000, and investment securities decreased by $165,000, as the Bank was able to invest the majority of new funds into loans. Total deposits increased by $14,471,000, with growth in all deposit categories. Noninterest-bearing demand deposits increased by $1,965,000, interest-bearing demand and money market accounts increased by $1,277,000, and certificates of deposit increased by $11,229,000.

RESULTS OF OPERATIONS

The Company’s results of operations are impacted by its ability to effectively manage interest income and expense, to minimize loan and investment losses, to generate noninterest income and to control noninterest expense. Because interest rates are determined by market forces and economic conditions beyond the control of the Company, the ability to generate net interest income depends on the Company’s ability to maintain an adequate spread between the rate earned on interest-earning assets and the rate paid on interest-bearing liabilities, such as deposits and borrowings. Thus, net interest income is a key performance measure of income.

NET INTEREST INCOME

The Company reported net interest income of $2,469,000 for the year ended December 31, 2005, compared to $1,551,000 in 2004. The increase in net interest income was due to both an increase in the volume of average earning assets and an increase in yields.

Average earning assets increased $17,481,000 during 2005, due primarily to an increase of $14,960,000 in average outstanding loans. For the year ended December 31, 2005, the yield on average earning assets was 7.11% compared to 6.29% during 2004. The increase in the yield on average earning assets can be attributed to the increases in the prime rate which began in 2004 and continued throughout 2005. Average interest-bearing liabilities increased by $14,575,000 in 2005 primarily due to an increase of $13,331,000 in average outstanding certificates of deposit. The Bank’s cost of funds for 2005 was 3.04% compared to 2.46% for 2004. The interest rate spread, which is the difference between the yield on earning assets and the rate paid on liabilities, increased to 4.07% for the year ended December 31, 2005, compared to 3.83% for 2004. The net interest margin, which is net interest income divided by average earning assets, increased to 4.53% in 2005 compared to 4.19% in 2004.

Net interest income in 2004 was $1,551,000 compared to $1,067,000 in 2003. This increase can be attributed primarily to an $11,124,000 increase in average outstanding loans due to continuing strong loan demand in the Company’s primary market area, combined with a decrease in the Bank’s cost of funds. The increase in average loans was funded primarily with deposits, as average interest-bearing deposits increased by $8,551,000 in 2004. The interest rate paid on average interest-bearing liabilities was 2.46% in 2004 compared to 2.67% in 2003.

The table below shows the yearend average balances for each category of interest-earning asset and interest-bearing liability and the average rate of interest earned or paid (dollars in thousands).

	Year Ended December 31, 2005			Year Ended December 31, 2004
	Interest			Interest
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Federal funds sold	$3,240	$106	3.27%	$1,129	$16	1.42%
Interest bearing deposits	73	2	2.74%	39	—	—
Investment securities	2,574	81	3.15%	2,198	58	2.64%
Loans	48,591	3,683	7.58%	33,631	2,253	6.70%

Total earning assets	$54,478	$3,872	7.11%	$36,997	$2,327	6.29%

Interest bearing deposits	$8,188	$136	1.66%	$7,342	$89	1.21%
Certificates of deposit	35,798	1,195	3.34%	22,467	631	2.81%
Other borrowings	2,188	73	3.34%	1,790	57	3.18%

Total interest-bearing liabilities	$46,174	$1,404	3.04%	$31,599	$777	2.46%

Net yield on earning assets			4.53%			4.19%

PROVISION FOR LOAN LOSSES

The Company’s allowance for loan losses was $679,000 at December 31, 2005, compared to $488,000 at December 31, 2004, representing 1.25% and 1.18% of yearend outstanding loans as of 2005 and 2004, respectively. The allowance for loan losses reflects management’s assessment and estimate of the risks associated with extending credit and its evaluation of the quality of the loan portfolio. The Bank periodically analyzes the loan portfolio in an effort to review asset quality and to establish an allowance for loan losses that management believes will be adequate in light of anticipated risks and loan losses.

The allowance for loan losses is established through charges to expense in the form of a provision for loan losses. Loan losses and recoveries are charged and credited directly to the allowance. The provision for loan losses was $225,000 in 2005 compared to $191,000 in 2004. The provision for loan losses reflects management’s estimate of probable loan losses inherent in the portfolio and the creation of an allowance for loan losses adequate to absorb such losses.

While it is the Bank’s policy to charge off in the current period loans for which a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management’s judgment as to the adequacy of the allowance is necessarily approximate and imprecise. After review of all relevant matters affecting loan collectibility, management believes the allowance for loan losses is adequate.

NONINTEREST INCOME

The following table summarizes the major components of noninterest income for the years ended December 31, 2005 and 2004 (dollars in thousands).

	Year Ended December 31,
	2005	2004
Service charges on deposit accounts	$158	$133
Gains on sales of loans	164	181
Mortgage loan brokerage fees	69	44
Other income	74	60

Total noninterest income	$465	$418

Noninterest income for 2005 was $465,000 compared to $418,000 for the year ended December 31, 2004. Service charges on deposit accounts increased by $25,000 as the Bank’s deposit base continued to grow. Gains on sales of SBA loans decreased by $96,000 due to less secondary market activity in 2005; however, gains on sales of mortgage loans increased by $79,000 as the Bank hired an experienced mortgage lender. Mortgage loan brokerage fees increased by $25,000 in 2005 due to increased productivity by the mortgage department. Other income increased by $14,000 primarily due to increases in fees received from ATM and debit card transactions, and an increase in income from the servicing of SBA loans.

NONINTEREST EXPENSE

The following table summarizes the major components of noninterest expense for the years ended December 31, 2005 and 2004 (dollars in thousands).

	Year Ended December 31,
	2005	2004
Salaries and employee benefits	$1,034	$884
Data processing and ATM expense	181	159
Depreciation expense	154	141
Professional fees	257	71
Supplies and printing	34	33
Taxes and insurance	52	42
Utilities and telephone	32	28
Advertising and public relations	77	49
Other operating expenses	150	128

Total noninterest expense	$1,971	$1,535

The largest component of noninterest expense is salaries and benefits, which increased to $1,034,000 as of December 31, 2005 compared to $884,000 in 2004. This increase was primarily due to an increase in the number of employees, normal salary increases, and increases in health insurance and other employee benefits. Data processing and ATM expense increased by $22,000 due to continued increases in the Bank’s customer base and increased transaction activity. Depreciation expense increased by $13,000 primarily due to replacement of the Bank’s main server and additional equipment needed to support the increase in staff. Professional services increased by $186,000 due to increased audit expenses, legal expenses, and expenses related to executive officer changes. Other operating expenses increased in line with the overall growth of the Bank during the year.

As a percentage of total average assets, noninterest expense was 3.4% and 3.8% for 2005 and 2004, respectively. The efficiency ratio (noninterest expense divided by net interest income plus other income) was 67% for the year ended December 31, 2005 compared to 78% in 2004.

INTEREST RATE SENSITIVITY

The Company’s objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established policies. Interest rate sensitivity refers to the responsiveness of interest-earning assets and interest-bearing liabilities to changes in market interest rates. The rate sensitive position, or gap, is the difference in the volume of rate sensitive assets and liabilities at a given time interval. A negative gap (more liabilities repricing than assets) generally indicates that a bank’s net interest income will decrease if interest rates rise and will increase if interest rates fall. A positive gap generally indicates that a bank’s net interest income will decrease if interest rates fall and will increase if interest rates rise. The general objective of gap management is to manage rate sensitive assets and liabilities so as to reduce the impact of interest rate fluctuations on the net interest margin.

The interest rate sensitivity position at December 31, 2005 is presented in the following table. The difference between rate sensitive assets and rate sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table (dollars in thousands.) However, income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates.

	Within 3 months	After 3 mos but within 6 mos	After 6 mos but within 1 year	After 1 yr but within 5 years	After 5 years	Total
EARNING ASSETS
Loans	$25,302	$7,072	$5,623	$16,093	$219	$54,309
Securities	—	—	—	1,500	1,159	2,659
Federal funds sold and other	4,969	—	—	—	—	4,969

Total earning assets	$30,271	$7,072	$5,623	$17,593	$1,378	$61,937

INTEREST BEARING LIABILITIES
Interest bearing demand deposits and savings	$8,341	$—	$—	$—	$—	$8,341
Certificates under $100M	4,855	5,010	7,213	12,850	—	29,928
Certificates $100M and over	3,913	3,037	2,561	3,837	—	13,348
Borrowings	—	—	700	1,000	—	1,700

Total interest-bearing liabilities	$17,109	$8,047	$10,474	$17,687	$—	$53,317

Interest rate sensitivity gap	13,162	(975)	(4,851)	(94)	1,378	8,620
Cumulative gap	13,162	12,187	7,336	7,242	8,620	8,620
Interest rate sensitivity gap ratio	1.77	.88	.54	.99	N/A	1.16
Cumulative interest rate sensitivity gap ratio	1.77	1.48	1.20	1.11	1.16	1.16

Adjustable rate loans are shown in the above table in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate loans are included in the periods in which they are anticipated to be repaid based on scheduled maturities. The Bank’s savings accounts and interest-bearing demand accounts (NOW and money market deposit accounts), which are generally subject to immediate withdrawal, are included in the “three months or less” category; however, historical experience has proven these deposits to be more stable over the course of a year. The table does not necessarily indicate the impact of general interest rate movements on the net interest margin since the repricing of various categories of assets and liabilities is subject to competitive pressures and the needs of the Bank’s customers.

LIQUIDITY

The Bank must maintain, on a daily basis, sufficient funds to cover the withdrawals from depositors’ accounts and to supply new borrowers with funds. To meet these obligations, the Bank keeps cash on hand, maintains account balances with its correspondent banks, and purchases and sells federal funds and other short-term investments. Asset and liability maturities are monitored in an attempt to match these to meet liquidity needs.

Liquidity represents the ability to provide steady sources of funds for loan commitments and investment activities, as well as to maintain sufficient funds to cover deposit withdrawals and payment of debt and operating obligations. These funds can be obtained by converting assets to cash or by attracting new deposits. The Company’s primary source of liquidity is its ability to maintain and increase core deposits of the Bank.

Below are the pertinent liquidity balances and ratios at December 31, 2005 and 2004:

	December 31
	2005	2004
Cash and cash equivalents	$5,840	$1,540
Securities available for sale	$2,659	$2,188
CDs over $100,000 to total deposits ratio	23.0%	22.5%
Brokered deposits	0	0
Loan to deposit ratio	93%	103%

At December 31, 2005, cash and cash equivalents totaled $5,840,000, representing 8.8% of total assets. Securities available for sale provide a secondary source of liquidity and totaled $2,659,000 at December 31, 2005. Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows can fluctuate significantly since they are influenced by interest rates, competition and general economic conditions.

At December 31, 2005, large denomination certificates represented 23.0% of total deposits. Large denomination CDs are generally more volatile than other deposits. As a result, management continually monitors the competitiveness of the rates it pays on its large denomination certificates and periodically adjusts its rates in accordance with market demands. Significant withdrawals of large denomination certificates may have a material adverse effect on the Bank’s liquidity.

At December 31, 2005, the Company had loan commitments outstanding of $10,019,000. Because these commitments generally have fixed expiration dates and may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank maintains relationships with correspondent banks that can provide funds to it on short notice if needed. The Bank currently has arrangements with correspondent banks for short-term unsecured advances up to $5,040,000.

CAPITAL ADEQUACY

There are two primary measures of capital adequacy for banks and bank holding companies: (i) risk-based capital ratios and (ii) the leverage ratio.

Risk-based capital guidelines measure the amount of a bank’s required capital in relation to the degree of risk perceived in its assets and its off-balance sheet items. Under the risk-based capital guidelines, capital is divided into two “tiers.” Tier 1 capital generally consists of common shareholders’ equity, non-cumulative perpetual preferred stock, a limited amount of qualifying cumulative perpetual preferred stock and minority interest, less goodwill and other specified intangibles. Tier 2 capital consists of a limited amount of the allowance for possible loan losses, hybrid capital instruments, term subordinated debt and intermediate term preferred stock. Banks are required to maintain a minimum risk-based capital ratio of 8.0%, with at least 4.0% consisting of Tier 1 capital.

The second measure of capital adequacy relates to the leverage ratio. The leverage ratio is computed by dividing Tier 1 capital by total average assets. For banks not receiving the highest safety and soundness rating by their primary regulator, the minimum leverage ratio should be 3.0% plus an additional cushion of at least 1 to 2 percent, depending upon risk profiles and other factors.

The table below shows the Bank and Company’s regulatory capital ratios at December 31, 2005:

	December 31, 2005	Minimum Regulatory Requirement
Bank
Tier 1 Capital	10.5%	4.0%
Tier 2 Capital	1.2%	N/A

Total risk-based capital ratio	11.7%	8.0%

Leverage ratio	9.1%	3.0%

Company—Consolidated
Tier 1 Capital	10.5%	4.0%
Tier 2 Capital	1.3%	N/A

Total risk-based capital ratio	11.8%	8.0%

Leverage ratio	9.1%	3.0%

The above ratios indicate that the capital positions of the Company and the Bank are sound and that the organization is well positioned for future growth.

ISLANDS BANCORP

BEAUFORT, SOUTH CAROLINA

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2005 AND 2004

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Islands Bancorp

Beaufort, South Carolina

We have audited the accompanying consolidated balance sheets of Islands Bancorp and subsidiary, (the “Company”), as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Islands Bancorp, and subsidiary at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/    Francis & Co., CPAs

Atlanta, Georgia

February 23, 2006

ISLANDS BANCORP

BEAUFORT, SOUTH CAROLINA

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2005	2004
ASSETS
Cash and due from banks	$871,491	$730,629
Interest-bearing deposits in other banks	133,713	27,480
Federal funds sold	4,834,905	782,000

Total cash and cash equivalents	5,840,109	1,540,109

Securities:
Available-for-sale at fair value	2,625,535	2,158,126
Loans, net	53,630,260	40,934,809
Property and equipment, net	3,333,014	2,800,967
Other assets	777,794	549,692

Total Assets	$66,206,712	$47,983,703

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities:
Deposits:
Non-interest bearing deposits	$6,518,928	$4,378,127
Interest bearing deposits	51,616,172	35,749,189

Total deposits	58,135,100	40,127,316
FHLB advances	1,700,000	2,200,000
Other liabilities	568,423	390,354

Total Liabilities	60,403,523	42,717,670

Commitments and Contingencies

Shareholders’ Equity:
Common stock, zero par value, 10,000,000 shares authorized; 652,705 shares issued and outstanding	6,213,061	6,213,061
Retained (deficit)	(387,558)	(927,289)
Accumulated other comprehensive (loss), net of tax	(22,314)	(19,739)

Total Shareholders’ Equity	5,803,189	5,266,033

Total Liabilities and Shareholders’ Equity	$66,206,712	$47,983,703

Refer to notes to the consolidated financial statements.

ISLANDS BANCORP

BEAUFORT, SOUTH CAROLINA

CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31,
	2005	2004
Interest Income:
Interest and fees on loans	$3,683,095	$2,253,670
Interest on investment securities	83,053	57,803
Interest on federal funds sold	106,596	16,048

Total interest income	3,872,744	2,327,521

Interest Expense:
Interest on deposits and borrowings	1,404,089	776,684

Net interest income	2,468,655	1,550,837
Provision for possible loan losses	225,000	190,413

Net interest income after provision for possible loan losses	2,243,655	1,360,424

Other Income:
Service fees on deposit accounts	158,110	133,089
Gain on sale of loans	163,492	181,300
Mortgage loan brokerage fees	68,957	43,342
Other income	74,273	60,175

Total other income	464,832	417,906

Other Expenses:
Salaries and benefits	1,034,156	884,490
Data processing and ATM	180,827	158,959
Depreciation	153,506	140,707
Professional fees	257,269	71,027
Other operating expenses	344,831	279,865

Total other expenses	1,970,589	1,535,048

Income before income tax expense	737,898	243,282
Income tax expense	198,167	94,434

Net Income	$539,731	$148,848

Basic income per share	$.83	$.23

Diluted income per share	$.80	$.23

Weighted average number of shares outstanding:
Basic	652,705	652,705

Diluted	674,702	652,705

Refer to notes to the consolidated financial statements.

ISLANDS BANCORP

BEAUFORT, SOUTH CAROLINA

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

	Common Stock		Retained (Deficit)	Accumulated Other Comprehensive Income/(Loss)	Total
	No. of Shares	Common Stock
Balance, December 31, 2003	652,705	$6,213,061	$(1,076,137)	$(20,827)	$5,116,097

Comprehensive income:
Net income, 2004	—	—	148,848	—	148,848
Net unrealized gain, securities	—	—	—	1,088	1,088

Total comprehensive income	—	—	148,848	1,088	149,936

Balance, December 31, 2004	652,705	6,213,061	(927,289)	(19,739)	5,266,033

Comprehensive income:
Net income, 2005	—	—	539,731	—	539,731
Net unrealized (loss), securities	—	—	—	(2,575)	(2,575)

Total comprehensive income	—	—	539,731	(2,575)	537,156

Balance, December 31, 2005	652,705	$6,213,061	$(387,558)	$(22,314)	$5,803,189

Refer to notes to the consolidated financial statements.

ISLANDS BANCORP

BEAUFORT, SOUTH CAROLINA

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2005	2004
Cash flows from operating activities:
Net income	$539,731	$148,848
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for possible loan losses	225,000	190,413
Depreciation	153,506	140,707
Net amortization on securities	22,066	6,223
(Increase) in receivables and other assets	(228,102)	(89,201)
Increase in payables and other liabilities	178,069	238,107

Net cash provided by operating activities	890,270	635,097

Cash flows from investing activities:
Principal reduction, securities, AFS	1,046,084	756,470
Purchase of securities, AFS	(1,538,134)	(597,005)
(Increase) in loans, net	(12,920,451)	(14,778,462)
(Purchase) of property and equipment	(685,553)	26,517

Net cash used by investing activities	(14,098,054)	(14,592,480)

Cash flows from financing activities:
Increase in deposits	18,007,784	14,470,762
(Decrease)/increase in borrowed funds	(500,000)	700,000

Net cash provided by financing activities	17,507,784	15,170,762

Net increase in cash and cash equivalents	4,300,000	1,213,379
Cash and cash equivalents, beginning of year	1,540,109	326,730

Cash and cash equivalents, end of year	$5,840,109	$1,540,109

SUPPLEMENTAL INFORMATION:
Income taxes paid	$223,850	$—

Interest paid	$1,334,965	$752,273

Refer to notes to the consolidated financial statements.

ISLANDS BANCORP

BEAUFORT, SOUTH CAROLINA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

NOTE 1—ORGANIZATION OF THE BUSINESS

Islands Bancorp (the “Company”) is a one-bank holding company with respect to Islands Community Bank, N.A., Beaufort, South Carolina, (the “Bank”). The Company was incorporated on July 23, 1999, and principal operations commenced on July 9, 2001, when the Bank opened for business. The Bank engages in the business of obtaining deposits and providing commercial, consumer and real estate loans to the general public.

The Company is authorized to issue up to 10.0 million shares of its zero par value per share common stock. In the public offering that was completed in early 2001, 652,155 shares of the Company’s common stock were sold and issued. Proceeds from the offering, net of selling expenses, amounted to $6,207,561. At December 31, 2005 and 2004, there were 652,705 shares of common stock issued and outstanding.

The Company is also authorized to issue of up to 2.0 million shares of preferred stock. The Company’s Board of Directors may, without further action by the shareholders, direct the issuance of preferred stock for any proper corporate purpose with preferences, voting powers, conversion rights, qualifications, special or relative rights and privileges which could adversely affect the voting power or other rights of shareholders of common stock. At December 31, 2005 and 2004, there were no shares of the Company’s preferred stock issued or outstanding.

The Company’s Articles of Incorporation and Bylaws contain certain provisions that might be deemed to have potential defensive “anti takeover” effects. These certain provisions include: (i) provisions relating to meetings of shareholders which limit who may call meetings and what matters will be voted upon; (ii) the ability of the Board of Directors to issue additional shares of authorized preferred stock without shareholder approval, thus retaining the ability to dilute any potential acquirer attempting to gain control by purchasing Company stock; (iii) a staggered Board of Directors, limiting the ability to change the members of the Board in a timely manner, and (iv) a provision that requires two-thirds of the shareholders to approve mergers and similar transactions, and amendments to the articles of incorporation.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Reclassification. The consolidated financial statements include the accounts of the Company and its subsidiary. The Bank is a voting interest entity under U.S. generally accepted accounting principles. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation; such reclassifications had no impact on net income or shareholders’ equity.

Basis of Accounting. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for possible loan losses, the fair value of financial instruments, and the status of contingencies.

Cash, Due from Banks and Federal Funds Sold. The Company maintains deposit relationships with other financial institutions in amounts that exceed federal deposit insurance coverage. Furthermore, federal funds sold

ISLANDS BANCORP

BEAUFORT, SOUTH CAROLINA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004—(Continued)

are essentially uncollateralized loans to other financial institutions. Management regularly evaluates the credit risks associated with the counterparties to these transactions and believes that the Company is not exposed to any significant credit risks on the above accounts.

Securities. Securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and are reported at amortized cost. Securities held for current resale are classified as trading securities and are reported at fair value, with unrealized gains and losses included in earnings. Securities to be held for indefinite periods of time are classified as available-for-sale and carried at fair value with the unrealized holding gains/losses reported as a component of other comprehensive income, net of tax. Generally, in the available-for-sale category are securities that are held to meet investment objectives such as interest rate risk, liquidity management and asset-liability management strategies among others. The classification of investment securities as held-to-maturity, trading or available-for-sale is determined at the date of purchase. The Company does not have any held-to-maturity or trading securities as of December 31, 2005 and 2004. Securities with limited marketability, such as stock in the Federal Reserve Bank and the Federal Home Loan Bank, are carried at cost.

Interest income includes amortization of purchase premiums and discounts. Realized gains and losses are derived from the amortized cost of the security sold. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans. Loans are reported at the principal balance outstanding net of unearned discounts. Interest income on loans is reported on the level-yield method and includes amortization of deferred loan fees and costs over the loan term. Loan commitment fees for commitment periods greater than one year are deferred and amortized into fee income on a straight-line basis over the commitment period.

The accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due in accordance with the original contractual terms of the agreement, including scheduled principal and interest payments. Impairment is evaluated on an individual loan basis. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless collectibility of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

SBA Loans. At times, the Bank originates loans to customers under Small Business Administration (“SBA”) programs that generally provide for SBA guarantees of 50% to 85% of each loan. Periodically, the Bank sells the

ISLANDS BANCORP

BEAUFORT, SOUTH CAROLINA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004—(Continued)

guaranteed portion of certain SBA loans to investors and retains the unguaranteed portion and servicing rights. Gains on these sales are earned through the sale of the guaranteed portion of the loan for an amount in excess of the adjusted carrying value of the portion of the loan sold. At the time of sale, the Bank allocates the carrying value of such loans between the portion sold, the portion retained, and a value assigned to servicing rights. The difference between the adjusted carrying value of the portion retained and the face amount of the portion retained is amortized to interest income over the life or anticipated life of the related loan.

Allowance for Possible Loan Losses. The allowance for possible loan losses (the “Allowance”) represents management’s estimate of probable losses inherent in the loan portfolio. The Allowance is established through provisions charged to operations. Loans deemed to be uncollectible are charged against the Allowance, and subsequent recoveries, if any, are credited to the Allowance. The adequacy of the Allowance is based on management’s evaluation of the loan portfolio under current economic conditions, past loan loss experience, adequacy of underlying collateral, changes in the nature and volume of the loan portfolio, review of specific problem loans, and such other factors which, in management’s judgment, deserve recognition in estimating loan losses. The evaluation for the adequacy of the Allowance is inherently subjective, as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. Various regulatory agencies, as an integral part of their examination process, periodically review the Company’s Allowance. Such agencies may require the Company to recognize additions to the Allowance based on their judgments about information available to them at the time of their examination.

The Company’s allowance for possible loan losses consists of three elements: (i) specific valuation allowances established for probable losses on specific loans; (ii) historical valuation allowances calculated based on historical loan loss experience for similar loans with similar characteristics and trends; and (iii) unallocated general valuation allowances determined based on general economic conditions and other qualitative risk factors both internal and external to the Company.

Property and Equipment. Building, leasehold improvements, furniture, and equipment are stated at cost, net of accumulated depreciation. Land is carried at cost. Depreciation is computed principally by the straight-line method based on the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in operations. The Company had no capitalized lease obligations at December 31, 2005 and 2004.

Other Real Estate. Other real estate represents property acquired by the Company in satisfaction of a loan. Other real estate is carried at the lower of: (i) cost or (ii) fair value less estimated selling costs. Fair value is determined on the basis of current appraisals, comparable sales and other estimates of value obtained principally from independent sources. Any excess of the loan balance at the time of foreclosure over the fair value of the real estate held as collateral is treated as a loan loss and charged against the allowance for loan losses. Gain or loss on the sale of the property and any subsequent adjustments to reflect changes in fair value of the property are reflected in the income statement. Recoverable costs relating to the development and improvement of the property are capitalized whereas routine holding costs are charged to expense. The Company had no other real estate at December 31, 2005 and 2004.

Income Taxes. Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the

ISLANDS BANCORP

BEAUFORT, SOUTH CAROLINA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004—(Continued)

differences between the book and tax bases of the various balance sheet assets and liabilities and gives recognition to changes in tax rates and laws.

A valuation allowance for deferred tax assets is required when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realization of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income (in the near-term based on current projections), and tax planning strategies.

The operating results of the Company and its subsidiary are included in consolidated income tax returns.

Stock-Based Compensation. Employee compensation expense under stock option plans is reported only if options are granted below market price at grant date in accordance with the intrinsic value method of Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations by accounting standards setters. Because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the measurement date, which is generally the date of grant, no compensation expense is recognized on options granted. Compensation expense for non-vested stock awards is based on the market price of the stock on the measurement date, which is generally the date of grant, and is recognized ratably over the service period of the award.

Statement of Financial Accounting Standards No. 123 (SFAS 123), “Accounting for Stock-Based Compensation,” as amended by SFAS 148, requires pro forma disclosures of net income and earnings per share for companies not adopting its fair value accounting method for stock-based employee compensation. The pro forma disclosures as required under SFAS 123 and 148 are presented below.

	Year Ended December 31,
	2005	2004
Net income, as reported	$539,731	$148,848
Stock-based compensation expense	(61,768)	(60,960)

Pro-forma (fair value) net income	$477,963	$87,888

Basic income per share:
As reported	$.83	$.23

Pro-forma	$.73	$.13

Diluted income per share:
As reported	$.80	$.23

Pro-forma	$.71	$.13

Pro-forma value of option issued	$4.02	N/A

The pro-forma (fair value) was estimated at the date of grant using a Black-Scholes option pricing model (“BLSC Model”). BLSC Model requires the input of highly subjective assumptions, including the expected stock price volatility, and risk-free interest rates. Since changes in the subjective assumptions can materially affect the fair value estimate, in management’s opinion, existing models (such as the BLSC Model) do not necessarily provide a reliable single measure of the fair value of the Company’s options and warrants.

ISLANDS BANCORP

BEAUFORT, SOUTH CAROLINA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004—(Continued)

Below are details concerning the input assumptions utilized in conjunction with BLSC Model to produce the estimates for pro-forma (fair value) income for the periods below.

	Year Ended December 31,
	2005	2004
Risk-free interest rate	4.25%	—%
Dividend yield	—	—
Volatility factor	12.0%	—%
Weighted average life of option	10 yrs	—

The Company expects to adopt the provisions of SFAS No. 123, “Share-Based Payment (Revised 2004),” on January 1, 2006. Among other things, SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the date of the grant.

Cash and Cash Equivalents. For purposes of reporting cash flows, cash and cash equivalents include cash on hand, deposits with other financial institutions that have an initial maturity of less than 90 days, federal funds sold and resell agreements. Net cash flows are reported for loans, loans held for sale, deposit transactions, and short-term borrowings.

Operating Segments. The Company determined, in accordance with Financial Accounting Standards No. 131, “Disclosure about Segment of an Enterprise and Related Information,” that it is a single reportable entity. The Company’s business activities are confined to community banking.

Earnings Per Share. Basic earnings per share is determined by dividing net income by the weighted-average number of common shares outstanding. Diluted income per share is determined by dividing net income by the weighted average number of common shares outstanding increased by the number of common shares that would be issued assuming exercise of stock options. This also assumes that only options with an exercise price below the existing market price will be exercised. In computing net income per share, the Company uses the treasury stock method.

Comprehensive Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. Comprehensive income for calendar years 2005 and 2004 are shown in the consolidated statements of changes in shareholders’ equity.

Recent Accounting Pronouncements. SFAS No. 154, “Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. Previously, most changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. Under SFAS 154, retrospective application requires (i) the cumulative effect of the change to the new accounting principle on periods prior to those presented to be reflected in the carrying amounts of assets and liabilities as of the beginning of the first period presented, (ii) an offsetting adjustment, if any, to be made to the opening balance of retained earnings (or other appropriate components of equity) for that period, and (iii) financial statements for each individual prior period presented to be adjusted to

ISLANDS BANCORP

BEAUFORT, SOUTH CAROLINA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004—(Continued)

reflect the direct period-specific effects of applying the new accounting principle. Special retroactive application rules apply in situations where it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Indirect effects of a change in accounting principle are required to be reported in the period in which the accounting change is made. SFAS 154 carries forward the guidance in APB Opinion 20 “Accounting Changes,” requiring justification of a change in accounting principle on the basis of preferability. SFAS 154 also carries forward without change the guidance contained in APB Opinion 20, for reporting the correction of an error in previously issued financial statements and for a change in an accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Corporation does not expect SFAS 154 will significantly impact its financial statements upon its adoption on January 1, 2006.

SFAS No. 123, “Share-Based Payment (Revised 2004).” SFAS 123R establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods or services, or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of the equity instruments. SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the measurement date, which is generally the date of the grant. SFAS 123R was to be effective for the Company on July 1, 2005; however, the required implementation date was delayed until January 1, 2006. The Company will transition to fair-value based accounting for stock-based compensation using a modified version of prospective application (“modified prospective application”). Under modified prospective application, as it is applicable to the Company, SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (generally referring to non-vested awards) that are outstanding as of January 1, 2006 must be recognized as the remaining requisite service is rendered during the period of and/or the periods after the adoption of SFAS 123R. The attribution of compensation cost for those earlier awards will be based on the same method and on the same grant-date fair values previously determined for the pro forma disclosures required for companies that did not adopt the fair value accounting method for stock-based employee compensation.

FASB Staff Position (FSP) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” FSP 115-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force (EITF) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and It’s Application to Certain Investments,” while retaining the disclosure requirements of EITF 03-1 which were adopted in 2003. FSP 115-1 is effective for reporting periods beginning after December 15, 2005. The Company does not expect FSP 115-1 will significantly impact its financial statements upon its adoption on January 1, 2006.

NOTE 3—FEDERAL FUNDS SOLD

The Bank is required to maintain legal cash reserves computed by applying prescribed percentages to its various types of deposits. When the Bank’s cash reserves are in excess of the required amount, the Bank may lend the excess to other banks on a daily basis. At December 31, 2005 and 2004, federal funds sold were $4,834,905 and $782,000, respectively.

ISLANDS BANCORP

BEAUFORT, SOUTH CAROLINA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004—(Continued)

NOTE 4—SECURITIES AVAILABLE-FOR-SALE

The amortized costs and estimated market values of securities available-for-sale as of December 31, 2005 follow:

Description	Amortized Costs	Gross Unrealized		Estimated Market Values
		Gains	Losses
U.S. Agency	$1,498,738	$—	$(14,363)	$1,484,375
U.S. Agency pool	804,606	—	(19,446)	785,160
Other securities	356,000	—	—	356,000

Total securities	$2,659,344	$—	$(33,809)	$2,625,535

Other securities include FRB and FHLB stock. Since no ready market exists for these securities, FRB and FHLB stock are reported at cost.

The amortized costs and estimated market values of securities available-for-sale as of December 31, 2004 follow:

Description	Amortized Costs	Gross Unrealized		Estimated Market Values
		Gains	Losses
U.S. Agency	$503,715	$—	$(590)	$503,125
U.S. Agency pool	1,368,018	874	(30,191)	1,338,701
Other securities	316,300	—	—	316,300

Total securities	$2,188,033	$874	$(30,781)	$2,158,126

The amortized costs and estimated market values of securities available-for-sale at December 31, 2005, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Costs	Estimated Market Values
Due in one to five years	$1,498,738	$1,484,375
Due in ten years or more	804,606	785,160
FRB & FHLB stock (no maturity)	356,000	356,000

Total securities	$2,659,344	$2,625,535

No securities were sold by the Company in either calendar year 2005 or 2004, and none of the securities was pledged as of December 31, 2005 and 2004.

ISLANDS BANCORP

BEAUFORT, SOUTH CAROLINA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004—(Continued)

Information pertaining to securities with gross unrealized losses at December 31, 2005 and 2004, aggregated by investment category and further segregated by the length of time (less than or over twelve months) that the securities have been in a continuous loss position follows:

	December 31, 2005
	Less than Over				Total
	Twelve Months		Twelve Months
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Agency	$1,484,375	$(14,363)	$—	$—	$1,484,375	$(14,363)
U.S. Agency pool	—	—	785,160	(19,446)	785,160	(19,446)

Total	$1,484,375	$(14,363)	$785,160	$(19,446)	$2,269,535	$(33,809)

	December 31, 2005
	Less than Over				Total
	Twelve Months		Twelve Months
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Agency	$503,125	$(590)	$—	$—	$503,125	$(590)
U.S. Agency pool	—	—	1,148,391	(30,191)	1,148,391	(30,191)

Total	$503,125	$(590)	$1,148,391	$(30,191)	$1,651,516	$(30,781)

Unrealized losses in the securities portfolio amounted to $33,809 (2005) and $30,781 (2004) representing 1.29% (2005) and 1.43% (2004) of the total portfolio. All of the unrealized losses relate to U.S. Agency securities and U.S. government corporations. These unrealized losses were caused by fluctuations in market interest rates, rather than concerns over the credit quality of the issuers. The Company believes that the U.S. Agencies and government corporations will continue to honor their interest payments on time as well as the full debt at maturity. Because the unrealized losses are due to fluctuations in the interest rate, and no credit-worthiness factors exist, the Company believes that the investments are not considered other-than-temporarily impaired.

NOTE 5—LOANS

The composition of net loans by major loan category, as of December 31, 2005 and 2004, follows:

	December 31,
	2005	2004
Commercial, financial, agricultural	$8,640,354	$6,389,530
Real estate—construction	17,082,585	11,084,783
Real estate—mortgage	25,994,861	18,973,750
Installment	2,591,801	4,974,601

Loans, gross	54,309,601	41,422,664
Deduct:
Allowance for loan losses	(679,341)	(487,855)

Loans, net	$53,630,260	$40,934,809

ISLANDS BANCORP

BEAUFORT, SOUTH CAROLINA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004—(Continued)

The Company considers impaired loans to include all restructured loans, loans on which the accrual of interest has been discontinued, loans that are not performing in accordance with agreed upon terms, and all other loans that are performing according to the loan agreement but may have substantive indication of potential credit weakness. At December 31, 2005 and 2004, the total recorded investment in impaired loans, all of which had allowances determined in accordance with FASB Statements No. 114 and No. 118, amounted to approximately $459,951 and $816,137, respectively. The average recorded investment in impaired loans amounted to approximately $532,764 and $663,119, respectively, for the years ended December 31, 2005 and 2004. The allowance for loan losses related to impaired loans amounted to approximately $68,993 and $169,648 at December 31, 2005 and 2004, respectively. Interest income recognized on impaired loans for the years ended December 31, 2005 and 2004 amounted to $31,975 and $39,597, respectively. The amount of interest recognized on impaired loans using the cash method of accounting was not material for the years ended December 31, 2005 and 2004. Loans on non-accrual status at December 31, 2005 and 2004 had outstanding balances of $313,148 and $249,202, respectively. Interest recognized on non-accruing loans at December 31, 2005 and 2004 was $9,136 and $3,347 respectively. The Company has no commitments to lend additional funds to borrowers whose loans have been modified.

NOTE 6—ALLOWANCE FOR POSSIBLE LOAN LOSSES

The allowance for possible loan losses is a valuation reserve available to absorb future loan charge-offs. The Allowance is increased by provisions charged to operating expenses and by recoveries of loans which were previously written-off. The Allowance is decreased by the aggregate loan balances, if any, which were deemed uncollectible during the year.

Individual consumer loans are predominantly undersecured, and the allowance for possible losses associated with these loans has been established accordingly. Real estate, receivables, inventory, machinery, equipment, or financial instruments generally secure the majority of the non-consumer loan categories. The amount of collateral obtained is based upon management’s evaluation of the borrower.

Activity within the Allowance account for the years ended December 31, 2005 and 2004 follows:

	Years ended December 31,
	2005	2004
Balance, beginning of year	$487,855	$326,555
Add: Provision for loan losses	225,000	190,413
Add: Recoveries of previously charged off amounts	—	532

Total	712,855	517,500
Deduct: Amount charged-off	(33,514)	(29,645)

Balance, end of year	$679,341	$487,855

ISLANDS BANCORP

BEAUFORT, SOUTH CAROLINA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004—(Continued)

NOTE 7—PROPERTY AND EQUIPMENT

Components of property and equipment included in the consolidated balance sheets at December 31, 2005 and 2004 follow:

	December 31,
	2005	2004
Land	$1,383,911	$750,614
Building	1,872,135	1,872,135
Furniture, equipment	625,223	572,967

Property and equipment, gross	3,881,269	3,195,716
Deduct:
Accumulated depreciation	(548,255)	(394,749)

Property and equipment, net	$3,333,014	$2,800,967

Depreciation expense for the years ended December 31, 2005 and 2004 amounted to $153,506 and $140,707, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

Type of Asset	Life in Years	Depreciation Method
Furniture and equipment	3 to 7	Straight-line
Building	5 to 40	Straight-line

At December 31, 2005 and 2004, included under “Land” in the above table are investments in the amount of $1,180,125 and $546,828, respectively. The investments relate to two (2005) and one (2004) tracts of land that the Company intends to utilize for future expansion.

NOTE 8—COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are various outstanding commitments to extend credit in the form of unused loan commitments and standby letters of credit that are not reflected in the consolidated financial statements. Since commitments may expire without being exercised, these amounts do not necessarily represent future funding requirements. The Company uses the same credit and collateral policies in making commitments as those it uses in making loans.

At December 31, 2005 and 2004, the Company had unused loan commitments of approximately $10,019,119 and $6,094,763, respectively. Additionally, standby letters of credit of approximately $176,920 and $344,087 were outstanding at December 31, 2005 and 2004, respectively. The majority of these commitments are collateralized by various assets. No material losses are anticipated as a result of these transactions.

The Company and its subsidiary are subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company and its subsidiary.

On July 27, 1999, the Company entered into an employment agreement (the “Agreement”) with its President and Chief Executive Officer (the “CEO”) regarding his employment with the Company and the Bank. Upon

ISLANDS BANCORP

BEAUFORT, SOUTH CAROLINA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004—(Continued)

expiration of the initial term of the Agreement in July 2004, the Agreement automatically renewed for additional two-year terms unless either party notified the other of its intent not to renew at least 180 days prior to the then-current term. On November 15, 2005, pursuant to the terms of the Agreement, the Company terminated the CEO’s employment. Under the Agreement, the CEO received an annual salary and bonus if certain performance criteria were met. He was also provided with an automobile, life insurance coverage, club dues, retirement, medical and other benefit programs.

Please refer to Note 14 concerning warrants and options earned by directors and Bank personnel.

NOTE 9—BORROWINGS

During calendar year 2005 and 2004, the Bank obtained funds, in the form of borrowings, from the Federal Home Loan Bank (“the FHLB”). These borrowings are secured by specific first lien residential mortgages held by the Bank. Additional information on the advances are provided below:

Outstanding Borrowings December 31,		Interest Rate	First Possible Interest Adjustment or Call Date	Is Principal Amortizing?	Maturity Date
2005	2004
$700,000	$700,000	4.42%	Monthly	No	9/14/06
1,000,000	1,000,000	3.64%	N/A	No	9/24/08
—	500,000	2.32%	N/A	No	12/22/05

$1,700,000	$2,200,000	N/A	N/A	N/A	N/A

Note that the interest rate on the $700,000 advance adjusts monthly and is 4.42% as of December 31, 2005. The interest rate on the other two advances is fixed until expiration.

NOTE 10—DEPOSITS

The following details deposit accounts at December 31, 2005 and 2004:

	December 31,
	2005	2004
Non-interest bearing deposits	$6,518,928	$4,378,127

Interest bearing deposits:
NOW accounts	2,697,994	2,055,427
Money market accounts	4,764,716	4,383,644
Savings	877,809	675,421
Time, less than $ 100,000	29,927,537	19,604,665
Time, $100,000 and over	13,348,116	9,030,032

Total interest bearing deposits	51,616,172	35,749,189

Total deposits	$58,135,100	$40,127,316

ISLANDS BANCORP

BEAUFORT, SOUTH CAROLINA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004—(Continued)

At December 31, 2005, the scheduled maturities of all certificates of deposit were as follows:

Year Ending December 31,	Amount
2006	$26,588,958
2007	14,548,823
2008	1,911,352
2009	223,858
2010	2,662

Total	$43,275,653

NOTE 11—INTEREST ON DEPOSITS AND BORROWINGS

A summary of interest expense for the years ended December 31, 2005 and 2004 follows:

	December 31,
	2005	2004
NOW accounts	$30,826	$24,026
Money market accounts	97,035	58,407
Savings	7,949	6,108
Time, less than $ 100,000	834,459	447,335
Time, $100,000 and over	360,520	183,773
Other borrowings	73,300	57,035

Total interest on deposits and other borrowings	$1,404,089	$776,684

NOTE 12—OTHER OPERATING EXPENSES

A summary of other operating expenses for the years ended December 31, 2005 and 2004 follows:

	December 31,
	2005	2004
Supplies and printing	$33,616	$32,504
Taxes and insurance	51,587	42,475
Utilities and telephone	31,764	28,167
Advertising and public relations	77,218	48,792
All other	150,646	127,927

Total other operating expenses	$344,831	$279,865

NOTE 13—INCOME TAXES

As of December 31, 2005 and 2004, the Company’s provision for income taxes consisted of the following:

	December 31,
	2005	2004
Current	$129,129	$—
Deferred	69,038	94,434

Federal income tax expense	$198,167	$94,434

ISLANDS BANCORP

BEAUFORT, SOUTH CAROLINA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004—(Continued)

The Company’s provision for income taxes differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of federal statutory income taxes to the Company’s actual income tax provision follows:

	December 31,
	2005	2004
Income taxes at statutory rate	$250,885	$82,718
State tax, net of Federal benefits	29,942	10,930
Change in valuation allowance	—	(47,731)
Other	(82,660)	48,517

Total	$198,167	$94,434

The tax effects of the temporary differences that comprise the net deferred tax assets at December 31, 2005, and 2004 are presented below:

	2005	2004
Deferred tax assets:
Allowance for loan losses	$230,976	$165,871
Net operating loss carryforward	—	83,543
Organization costs	32,932	65,864
Available for sale securities	11,495	10,168

Gross deferred tax assets	275,403	325,446
Less, deferred tax liabilities:
Accumulated depreciation	17,052	515

Deferred tax assets net of deferred liabilities	258,351	324,931
Less, valuation allowance	(65,702)	(65,702)

Net deferred tax assets	$192,649	$259,229

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the projection for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of those deductible differences, net of the existing valuation allowance at December 31, 2005.

NOTE 14—RELATED PARTY TRANSACTIONS

Directors’ Warrants. The Directors of the Company received an aggregate total of 210,115 stock warrants, or approximately one stock warrant for each one share of the Company’s common stock purchased by the directors in the initial public offering. Each warrant entitles its holder to purchase one share of the Company’s common stock for $10.00. As of December 31, 2005, all warrants were fully vested. All unexercised warrants will expire on July 8, 2011. During calendar years 2005 and 2004, no warrants were granted, exercised, or forfeited. There were 200,105 warrants outstanding at December 31, 2005 and 2004.

ISLANDS BANCORP

BEAUFORT, SOUTH CAROLINA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004—(Continued)

Options. The Company has a stock option plan with 97,905 shares of options authorized. During calendar year 2005, 1,000 stock options were granted at an exercise price of $10.00 per share and with a vesting period of three years. In addition, 5,000 stock options were granted at an exercise price of $11.00 per share and with an immediate vesting. No stock options were granted during calendar year 2004. During calendar years 2005 and 2004, no stock options were exercised. In calendar year 2005, 19,581 options were forfeited. No stock options were forfeited during calendar year 2004. Of the 54,500 stock options granted since inception, 34,919 are outstanding and 27,280 are fully vested at December 31, 2005. The average exercise price of an option as of December 31, 2005 and 2004 is $10.14 and $10.00, respectively. At December 31, 2005 and 2004, 62,986 and 49,405 options, respectively, were available for grant.

Borrowings and Deposits by Directors and Executive Officers. Certain directors, principal officers and companies with which they are affiliated are customers of and have banking transactions with the Bank in the ordinary course of business. As of December 31, 2005 and 2004, loans outstanding to directors, their related interests and executive officers aggregated $3,499,034 and $2,818,192, respectively. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated parties. In the opinion of management, loans to related parties did not involve more than normal credit risk or present other unfavorable features.

A summary of the related party loan transactions during the calendar years 2005 and 2004 follows:

	Insider Loan Transactions
	2005	2004
Balance, beginning of year	$2,818,192	$844,269
New loans	2,212,825	2,225,355
Less: Principal reductions	(1,531,983)	(251,432)

Balance, end of year	$3,499,034	$2,818,192

Deposits by directors and their related interests, as of December 31, 2005 and 2004 approximated $1,178,711 and $598,407, respectively.

NOTE 15—CONCENTRATIONS OF CREDIT

The Company originates primarily commercial, residential, and consumer loans to customers in Beaufort County, South Carolina, and surrounding counties. The ability of the majority of the Company’s customers to honor their contractual loan obligations is dependent on economic conditions prevailing at the time in Beaufort County and the surrounding counties.

Approximately 79.4% of the Company’s loan portfolio is concentrated in loans secured by real estate, of which a substantial portion is secured by real estate in the Company’s primary market area. Accordingly, the ultimate collectibility of the loan portfolio is susceptible to changes in market conditions in the Company’s primary market area. The other significant concentrations of credit by type of loan are set forth under Note 5.

The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 15% of the Bank’s statutory capital, or approximately $970,000.

ISLANDS BANCORP

BEAUFORT, SOUTH CAROLINA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004—(Continued)

NOTE 16—REGULATORY MATTERS

The Company is governed by various regulatory agencies. The FRB regulates bank holding companies and their nonbanking subsidiaries. National banks are primarily regulated by the OCC. The FDIC also regulates all federally-insured banks. The Company’s banking subsidiary includes a national bank, which is insured by the FDIC.

Various requirements and restrictions under federal and state laws regulate the operations of the Company. These laws, among other things, require the maintenance of reserves against deposits, impose certain restrictions on the nature and terms of the loans, restrict investments and other activities, and regulate mergers and the establishment of branches and related operations. The ability of the parent company to pay cash dividends to its shareholders and service debt may be dependent upon cash dividends from its subsidiary bank. The subsidiary bank is subject to limitations under federal law in the amount of dividends it may declare. At December 31, 2005, none of the subsidiary bank’s capital accounts was available for dividend declaration without prior regulatory approval.

The banking industry is also affected by the monetary and fiscal policies of regulatory authorities, including the FRB. Through open market securities transactions, variations in the discount rate, the establishment of reserve requirements and the regulation of certain interest rates payable by member banks, the FRB exerts considerable influence over the cost and availability of funds obtained for lending and investing. Changes in interest rates, deposit levels and loan demand are influenced by the changing conditions in the national economy and in the money markets, as well as the effect of actions by monetary and fiscal authorities. Pursuant to the FRB’s reserve requirements, the Bank was required to maintain certain cash reserves in the amount of $50,000 at December 31, 2005.

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the company’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting and other factors.

Qualitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes that the Company and the Bank, as of December 31, 2005, meet all capital adequacy requirements to which they are subject.

As of December 31, 2005, the Bank was considered to be Well Capitalized. There are no conditions or events since December 31, 2005 that management believes have changed the Bank’s Well Capitalized category. To be categorized as Adequately Capitalized or Well Capitalized, the Bank must maintain the following capital ratios:

	Adequately Capitalized	Well Capitalized
Total risk-based capital ratio	8.0%	10.0%
Tier 1 risk-based capital ratio	4.0%	6.0%
Tier 1 leverage ratio	4.0%	5.0%

ISLANDS BANCORP

BEAUFORT, SOUTH CAROLINA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004—(Continued)

The Company’s and the Bank’s actual capital amounts and ratios are presented in the following table:

(Dollars in thousands)	Actual		Minimum Regulatory Capital Guidelines for Banks
			Adequately Capitalized			Well Capitalized
	AMOUNT	RATIO	AMOUNT		RATIO	AMOUNT		RATIO
AS OF DECEMBER 31, 2005:
Total capital-risk-based (to risk-weighted assets):
Bank	$6,477	11.7%	$4,418	≥	8%	$5,523	≥	10%
Consolidated	6,504	11.8%	4,418	≥	8%	N/A	≥	N/A

Tier 1 capital-risk-based (to risk-weighted assets):
Bank	$5,798	10.5%	$2,209	≥	4%	$3,314	≥	6%
Consolidated	5,825	10.5%	2,209	≥	4%	N/A		N/A

Tier 1 capital-leverage (to average assets):
Bank	$5,798	9.1%	$2,556	≥	4%	$3,195	≥	5%
Consolidated	5,825	9.1%	2,556	≥	4%	N/A		N/A

(Dollars in thousands)	Actual		Minimum Regulatory Capital Guidelines for Banks
			Adequately Capitalized			Well Capitalized
	AMOUNT	RATIO	AMOUNT		RATIO	AMOUNT		RATIO
AS OF DECEMBER 31, 2004:
Total capital-risk-based (to risk-weighted assets):
Bank	$5,646	13.8%	$3,266	≥	8%	$4,082	≥	10%
Consolidated	5,674	13.9%	3,266	≥	8%	N/A	≥	N/A

Tier 1 capital-risk-based (to risk-weighted assets):
Bank	$5,158	12.6%	$1,633	≥	4%	$2,449	≥	6%
Consolidated	5,186	12.7%	1,633	≥	4%	N/A	≥	N/A

Tier 1 capital-leverage (to average assets):
Bank	$5,158	10.9%	$1,885	≥	4%	$2,357	≥	5%
Consolidated	5,186	11.0%	1,885	≥	4%	N/A		N/A

NOTE 17—DIVIDENDS

The primary source of funds available to the Company to pay cash dividends and other expenses is from the Bank. Bank regulatory authorities impose restrictions on the amounts of dividends that may be declared by the Bank. For example, the Bank may not pay cash dividends until it is cumulatively profitable. Cash dividends to shareholders are not expected for the foreseeable future.

ISLANDS BANCORP

BEAUFORT, SOUTH CAROLINA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004—(Continued)

NOTE 18—PARENT COMPANY FINANCIAL INFORMATION

This information should be read in conjunction with the other notes to the consolidated financial statements.

Parent Company Balance Sheets

	December 31,
	2005	2004
Assets:
Cash	$27,566	$27,837
Investment in Bank	5,775,623	5,238,196

Total Assets	$5,803,189	$5,266,033

Liabilities and Shareholders’ Equity:
Total Liabilities	$—	$—

Shareholders’ Equity:
Common stock	6,213,061	6,213,061
Retained (deficit)	(387,558)	(927,289)
Accumulated other comprehensive income	(22,314)	(19,739)

Total Shareholders’ equity	5,803,189	5,266,033

Total Liabilities and Shareholders’ equity	$5,803,189	$5,266,033

Parent Company Statements of Operations

	Year Ended December 31,
	2005	2004
Income:
Interest income	$429	$305

Total revenues	429	305

Expenses:
Total expenses	700	—

Income/(loss) before equity in undistributed earnings of Bank	(271)	305
Equity in undistributed earnings of Bank	540,002	148,543

Net income	$539,731	$148,848

ISLANDS BANCORP

BEAUFORT, SOUTH CAROLINA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004—(Continued)

Parent Company Statements of Cash Flows

	Year Ended December 31,
	2005	2004
Cash flows from operating activities:
Net income	$539,731	$148,848
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of Bank	(540,002)	(148,543)

Net cash used by operating activities	(271)	305

Cash flows from investing activities:
Net cash from investing activities	—	—

Cash flows from financing activities:
Net cash from financing activities	—	—

Net (decrease)/increase in cash and cash equivalents	(271)	305
Cash and cash equivalents, beginning of the year	27,837	27,532

Cash and cash equivalents, end of year	$27,566	$27,837

CORPORATE AND SHAREHOLDER INFORMATION

DIRECTORS AND EXECUTIVE OFFICERS

LOUIS O. DORE Attorney Louis O. Dore, P.A.	J. FRANK WARD Realtor SCN Realty

MARTHA B. FENDER President and Business Owner Coastal Carolina Realty, Inc.	PAUL M. DUNNAVANT, III Chief Financial Officer Holmes Timber, Inc. & Atlantic Coast Homes, Inc.

D. MARTIN GOODMAN Restaurateur Area Manager University of South Carolina Small Business Development Center	DARYL A. FERGUSON Investor

STANCEL E. KIRKLAND, SR., ESQ.

Business Owner

Managing Member of

Bull Point Plantation

EDWARD J. MCNEIL, JR., MD

President and Physician

Internal Medicine Healthcare, P.A.

CAROL J. NELSON

Senior Vice President

Chief Financial Officer

Islands Bancorp

FRANCES K. NICHOLSON

Managing Partner

Nicholson Investments, LLC

JOHN R. PERRILL

Acting Chief Executive Officer

Islands Bancorp

CARL E. LIPSCOMB

Realtor

Hilton Head Luxury Homes

JIMMY LEE MULLINS, SR.

President and Chief Executive Officer

Mullins Trucking Company, Inc.

NARAYAN SHENOY, MD

Partner & Anesthesiologist

Critical Health Systems, Inc.

BRUCE K. WYLES, DDS

Dentist

COPIES OF FORM 10-KSB

A copy of the Company’s 2005 Annual Report on Form 10-KSB can be obtained free of charge on the Securities and Exchange Commission’s website (www.sec.gov) or by calling Ms. Carol Nelson at the Bank at (843) 521-1968.

MARKET FOR THE COMPANY’S COMMON STOCK

There is no public market for the Company’s common stock. Very few trades took place during calendar year 2005 and 2004. During 2005 and 2004 all trades known to management were at $10.00 per share, with the exception of one trade which took place on December 8, 2005 at $11.00 per share.

APPENDIX E

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-QSB

(Mark One)

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended September 30, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                      TO

Commission File No. 33-31013 - A

ISLANDS BANCORP

(EXACT NAME OF SMALL BUSINESS ISSUER AS SPECIFIED IN ITS CHARTER)

South Carolina	57-1082388
(State of incorporation)	(I.R.S. Employer Identification No.)

2348 Boundary Street, Beaufort SC 29902

(Address of principal executive offices)

(843) 521-1968

(Issuer’s telephone number, including area code)

Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    YES  ☒    NO  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    YES  ☐    NO  ☒

State the number of shares outstanding of each of the issuer’s classes of common equity as of the latest practicable date:

740,260 SHARES OF COMMON STOCK, NO PAR VALUE PER SHARE, ON NOVEMBER 9, 2006

Transitional Small Business Disclosure Format (check one):    Yes  ☐    No  ☒

ISLANDS BANCORP

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

ISLANDS BANCORP

CONDENSED CONSOLIDATED BALANCE SHEETS

(DOLLARS IN THOUSANDS)

	SEPTEMBER 30, 2006	DECEMBER 31, 2005
	(UNAUDITED)
Assets
Cash and cash equivalents
Cash and due from banks	$1,142	$871
Interest bearing deposits in banks	116	134
Federal funds sold	6,831	4,835

Total cash and cash equivalents	8,089	5,840

Securities available for sale	3,072	2,269
Nonmarketable equity securities, at cost	392	356

Total securities	3,464	2,625

Loans	62,245	54,310
Less allowance for loan losses	791	679

Loans, net	61,454	53,631

Premises and equipment, net	3,245	3,333
Other assets	765	778

Total assets	$77,017	$66,207

Liabilities
Deposits
Noninterest bearing	$6,268	$6,519
Interest bearing	61,894	51,616

Total deposits	68,162	58,135

Other borrowings	1,000	1,700
Other liabilities	750	569

Total liabilities	69,912	60,404

Shareholders’ equity
Common stock, zero par value; 10,000,000 shares authorized, 740,260 and 652,705 shares issued and outstanding at September 30, 2006 and December 31, 2005, respectively	7,089	6,213
Retained earnings (deficit)	32	(388)
Accumulated other comprehensive (loss)	(16)	(22)

Total shareholders’ equity	7,105	5,803

Total liabilities and shareholders’ equity	$77,017	$66,207

See notes to condensed consolidated financial statements.

ISLANDS BANCORP

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

(UNAUDITED)

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2006	2005	2006	2005
Interest income
Loans, including fees	$1,367	$979	$3,696	$2,641
Investment securities:
Taxable	34	32	89	57
Nontaxable	5	—	10	—
Interest bearing deposits in banks	3	1	6	1
Federal funds sold	51	30	131	68

Total	1,460	1,042	3,932	2,767

Interest expense
Deposits	594	348	1,544	922
Other borrowings	26	20	61	54

Total	620	368	1,605	976

Net interest income	840	674	2,327	1,791
Provision for loan losses	60	44	123	159

Net interest income after provision for loan losses	780	630	2,204	1,632

Noninterest income
Service charges on deposit accounts	40	39	114	124
Gains on sales of loans	21	33	73	122
Other income	35	27	123	101

Total noninterest income	96	99	310	347

Noninterest expense
Salaries and employee benefits	301	271	904	779
Net occupancy expense	59	60	199	168
Other operating expense	286	147	769	404

Total noninterest expense	646	478	1,872	1,351

Income before income taxes	230	251	642	628
Income tax expense	90	97	248	229

Net income	$140	$154	$394	$399

Earnings per share
Basic	$.19	$.23	$.55	$.61

Diluted	$.18	$.23	$.52	$.61

See notes to condensed consolidated financial statements.

ISLANDS BANCORP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)

(DOLLARS IN THOUSANDS)

	COMMON STOCK		RETAINED EARNINGS (DEFICIT)	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL
	SHARES	AMOUNT
Balance, December 31, 2004	652,705	$6,213	$(927)	$(20)	$5,266
Net income	—	—	399	—	399
Other comprehensive income	—	—	—	5	5

Comprehensive income	—	—	399	5	404

Balance, September 30, 2005	652,705	$6,213	$(528)	$(15)	$5,670

Balance, December 31, 2005	652,705	$6,213	$(388)	$(22)	$5,803
Net income	—	—	394	—	394
Other comprehensive income	—	—	—	6	6

Comprehensive income	—	—	394	6	400

Stock-based compensation	—	—	26	—	26
Exercise of director warrants	87,555	876	—	—	876

Balance, September 30, 2006	740,260	$7,089	$32	$(16)	$7,105

See notes to condensed consolidated financial statements.

ISLANDS BANCORP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

(UNAUDITED)

(DOLLARS IN THOUSANDS)

	NINE MONTHS ENDED SEPTEMBER 30,
	2006	2005
Cash flows from operating activities
Net income	$394	$399
Adjustments to reconcile net income to net cash provided by operating activities
Provision for loan losses	123	159
Depreciation expense	116	112
Other, net	215	(55)

Net cash provided by operating activities	848	615

Cash flows from investing activities
Purchases of available for sale securities	(1,015)	(1,467)
Purchases of nonmarketable equity securities	(36)	(31)
Paydowns and calls of available for sale securities	212	919
Net increase in loans	(7,935)	(9,538)
Purchases of fixed assets	(28)	(49)

Net cash used in investing activities	(8,802)	(10,166)

Cash flows from financing activities
Net increase in deposits	10,027	12,383
Net decrease in other borrowings	(700)	—
Exercise of director warrants	876	—

Net cash provided by financing activities	10,203	12,383

Net increase in cash and cash equivalents	2,249	2,832
Cash and cash equivalents, beginning of period	5,840	1,540

Cash and cash equivalents, end of period	$8,089	$4,372

Cash paid during the period for:
Income taxes	$20	$15

Interest	$1,510	$951

See notes to condensed consolidated financial statements.

ISLANDS BANCORP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1—BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with the requirements for interim financial statements and, accordingly, they are condensed and omit disclosures which would substantially duplicate those contained in the most recent annual report on Form 10-KSB. The financial statements, as of September 30, 2006 and for the interim periods ended September 30, 2006 and 2005, are unaudited and, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation. The financial information as of December 31, 2005 has been derived from the audited financial statements as of that date. For further information, refer to the financial statements and the notes included in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2005.

NOTE 2—PENDING MERGER WITH AMERIS BANCORP

On August 15, 2006, the Company signed a definitive agreement to merge with Ameris Bancorp. Under the terms of the agreement, the Company’s shareholders will receive $22.50 per share and may elect cash or Ameris common stock as consideration. The merger agreement has been approved by each party’s Board of Directors and is subject to the approval of the shareholders of the Company, receipt of required regulatory approvals and other customary closing conditions. The Company expects the transaction to close in the fourth quarter of 2006.

NOTE 3—RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting, and/or disclosure of financial information by the Company.

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.” This Statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This Statement resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not believe that the adoption of SFAS No. 155 will have a material impact on its financial position, results of operations or cash flows.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.” This Statement amends FASB No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract; requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; permits an entity to choose its subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities; at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and

ISLANDS BANCORP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

servicing liabilities. An entity should adopt SFAS No. 156 as of the beginning of its first fiscal year that begins after September 15, 2006. The Company does not believe the adoption of SFAS No. 156 will have a material impact on its financial position, results of operations and cash flows.

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprises’ financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently analyzing the effects of FIN 48.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for the Company on January 1, 2008 and is not expected to have a significant impact on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”), which amends SFAS 87 and SFAS 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. The measurement date—the date at which the benefit obligation and plan assets are measured — is required to be the company’s fiscal year end. SFAS 158 is effective for publicly?held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. The Company is currently analyzing the effects of SFAS 158 but does not expect its implementation will have a significant impact on the Company’s financial condition or results of operations.

In September, 2006, The FASB ratified the consensuses reached by the FASB’s Emerging Issues Task Force (EITF) relating to EITF 06-4 “Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements”. EITF 06-4 addresses employer accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods should recognize a liability for future benefits in accordance with FASB Statement of Financial Accounting Standards (SFAS) No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, or Accounting Principles Board (APB) Opinion No. 12, “Omnibus Opinion—1967”. EITF 06-4 is effective for fiscal years beginning after December 15, 2006. Entities should recognize the effects of applying this Issue through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. The Company does not believe the adoption of EITF 06-4 will have a material impact on its financial position, results of operations or cash flows.

On September 13, 2006, the SEC issued Staff Accounting Bulleting No. 108 (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB 108, Companies might evaluate

ISLANDS BANCORP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

the materiality of financial statement misstatements using either the income statement or balance sheet approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company’s balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. The Company has analyzed SAB 108 and determined that upon adoption it will have no impact on the reported results of operations or financial conditions.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

NOTE 4—STOCK-BASED COMPENSATION

On January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), “Accounting for Stock-Based Compensation”, to account for compensation costs under its stock option plan. The Company previously utilized the intrinsic value method under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees (as amended)” (“APB 25”). Under the intrinsic value method prescribed by APB 25, no compensation costs were recognized for the Company’s stock options because the option exercise price in its plan equals the market price on the date of grant. Prior to January 1, 2006, the Company only disclosed the pro forma effects on net income and earnings per share as if the fair value recognition provisions of SFAS 123(R) had been utilized.

In adopting SFAS No. 123, the Company elected to use the modified prospective method to account for the transition from the intrinsic value method to the fair value recognition method. Under the modified prospective method, compensation cost is recognized from the adoption date forward for all new stock options granted and for any outstanding unvested awards as if the fair value method had been applied to those awards as of the date of grant. The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested awards in each period (in thousands, except per share amounts).

	THREE MONTHS ENDED SEPTEMBER 30,
	2006	2005
Net income as reported	$140	$154
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	11	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(11)	(15)

Pro forma net income including stock-based compensation cost based on fair-value method	$140	$139

Earnings per share:
Basic—as reported	$.19	$.23

Basic—pro forma	$.19	$.21

Diluted—as reported	$.18	$.23

Diluted—pro forma	$.18	$.21

ISLANDS BANCORP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

	NINE MONTHS ENDED SEPTEMBER 30,
	2006	2005
Net income as reported	$394	$399
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	24	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(24)	(45)

Pro forma net income including stock-based compensation cost based on fair-value method	$394	$354

Earnings per share:
Basic—as reported	$.55	$.61

Basic—pro forma	$.55	$.54

Diluted—as reported	$.52	$.61

Diluted—pro forma	$.52	$.54

NOTE 5—EARNINGS PER SHARE

A reconciliation of the numerators and denominators used to calculate basic and diluted earnings per share for the three and nine month periods ended September 30, 2006 and 2005 are as follows (in thousands, except share and per share amounts):

	THREE MONTHS ENDED SEPTEMBER 30, 2006
	INCOME (NUMERATOR)	SHARES (DENOMINATOR)	PER SHARE AMOUNT
Basic earnings per share
Income available to common shareholders	$140	740,260	$0.19

Effect of dilutive securities
Stock options and warrants	—	43,052

Diluted earnings per share
Income available to common shareholders plus assumed conversions	$140	783,312	$0.18

	THREE MONTHS ENDED SEPTEMBER 30, 2005
	INCOME (NUMERATOR)	SHARES (DENOMINATOR)	PER SHARE AMOUNT
Basic earnings per share
Income available to common shareholders	$154	652,705	$0.23

Effect of dilutive securities
Stock options and warrants	—	—

Diluted earnings per share
Income available to common shareholders plus assumed conversions	$154	652,705	$0.23

ISLANDS BANCORP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

	NINE MONTHS ENDED SEPTEMBER 30, 2006
	INCOME (NUMERATOR)	SHARES (DENOMINATOR)	PER SHARE AMOUNT
Basic earnings per share
Income available to common shareholders	$394	721,423	$0.55

Effect of dilutive securities
Stock options and warrants	—	41,830

Diluted earnings per share
Income available to common shareholders plus assumed conversions	$394	763,253	$0.52

	INCOME (NUMERATOR)	SHARES (DENOMINATOR)	PER SHARE AMOUNT
Basic earnings per share
Income available to common shareholders	$399	652,705	$0.61

Effect of dilutive securities
Stock options and warrants	—	—

Diluted earnings per share
Income available to common shareholders plus assumed conversions	$399	652,705	$0.61

NOTE 6—COMPREHENSIVE INCOME

Comprehensive income includes net income and other comprehensive income, which is defined as nonowner related transactions in equity. The following table sets forth the amounts of other comprehensive income included in equity along with the related tax effect for the three and nine month periods ended September 30, 2006 and 2005 (in thousands):

	THREE MONTHS ENDED SEPTEMBER 30, 2006
	PRE-TAX AMOUNT	(EXPENSE) BENEFIT	NET-OF-TAX AMOUNT
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during the period	$27	$(9)	$18
Plus: reclassification adjustment for gains (losses) realized in net income	—	—	—

Net unrealized gains (losses) on securities	27	(9)	18

Other comprehensive income (loss)	$27	$(9)	$18

ISLANDS BANCORP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

THREE MONTHS ENDED SEPTEMBER 30, 2005
	PRE-TAX AMOUNT	(EXPENSE) BENEFIT	NET-OF-TAX AMOUNT
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during the period	$—	$—	$—
Plus: reclassification adjustment for gains (losses) realized in net income	—	—	—

Net unrealized gains (losses) on securities	—	—	—

Other comprehensive income (loss)	$—	$—	$—

NINE MONTHS ENDED SEPTEMBER 30, 2006
	PRE-TAX AMOUNT	(EXPENSE) BENEFIT	NET-OF-TAX AMOUNT
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during the period	$9	$(3)	$6
Plus: reclassification adjustment for gains (losses) realized in net income	—	—	—

Net unrealized gains (losses) on securities	9	(3)	6

Other comprehensive income (loss)	$9	$(3)	$6

	NINE MONTHS ENDED SEPTEMBER 30, 2005
	PRE-TAX AMOUNT	(EXPENSE) BENEFIT	NET-OF-TAX AMOUNT
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during the period	$8	$(3)	$5
Plus: reclassification adjustment for gains (losses) realized in net income	—	—	—

Net unrealized gains (losses) on securities	8	(3)	5

Other comprehensive income (loss)	$8	$(3)	$5

Accumulated other comprehensive income consists solely of the unrealized gain (loss) on securities available-for-sale, net of the deferred tax effects.

NOTE 7—STOCK BASED COMPENSATION PLAN

On March 19, 2002, the Company established the Islands Bancorp 2002 Stock Incentive Plan (“the Plan”) that provides for the granting of options to purchase up to 97,905 shares of the Company’s common stock to directors, officers, or employees of the Company. The per-share exercise price of the stock options granted is determined by the Plan’s Administrative Committee. As of September 30, 2006, there were 57,036 shares available for grant.

During the nine months ended September 30, 2006, there were 1,000 options granted with an exercise price of $11.00 and a vesting period of three years, and 4,950 options granted with an exercise price of $11.00 which were fully vested on July 1, 2006.

ISLANDS BANCORP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Fair values were estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for the 2006 and 2005 grants:

	2006	2005
Dividend yield	0.00%	0.00%
Expected volatility	5.00%	12.00%
Risk-free interest rate	4.29%	4.25%
Expected life	10	10

The following is a summary of activity under the Plan for the three months ended September 30, 2006:

Three Months Ended September 30, 2006	Options	Weighted Avg. Exercise Price
Balance at July 1, 2006	40,869	$10.27
Granted	—	—
Exercised	—	—
Cancelled	—	—
Balance at September 30, 2006	40,869	$10.27
Options exercisable at September 30, 2006	27,614	$10.18

The following is a summary of activity under the Plan for the nine months ended September 30, 2006:

Nine Months Ended September 30, 2006	Options	Weighted Avg. Exercise Price
Balance at January 1, 2006	34,919	$10.14
Granted	5,950	$11.00
Exercised	—	—
Cancelled	—	—
Balance at September 30, 2006	40,869	$10.27
Options exercisable at September 30, 2006	27,614	$10.18

The Directors of the Company received an aggregate total of 200,105 stock warrants, or approximately one stock warrant for each one share of the Company’s common stock purchased by the directors in the initial public offering. Each warrant entitles its holder to purchase one share of the Company’s common stock for $10.00. As of September 30, 2006, all warrants were fully vested. All unexercised warrants will expire on July 6, 2011.

During the nine months ended September 30, 2006, 87,555 warrants were exercised at an average exercise price of $10.00. There were no warrants exercised during the nine months ended June 30, 2005. No warrants were granted or forfeited in either year. There were 112,550 warrants outstanding at September 30, 2006.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following is a discussion of the Company’s financial condition as of September 30, 2006 compared to December 31, 2005, and the results of operations for the three and nine months ended September 30, 2006 compared to the same periods in 2005. This discussion should be read in conjunction with our condensed financial statements and accompanying notes appearing in this report and in conjunction with the financial statements and related notes and disclosures in our Annual Report on Form 10-KSB for the year ended December 31, 2005. This report contains “forward-looking statements” relating to, without limitation, future economic performance, plans and objectives of management for future operations, and projections of revenues and other financial items that are based on the beliefs of management, as well as assumptions made by and information currently available to management. The words “expect,” “estimate,” “anticipate,” “believe,” “project,” “intend,” “plan,” and similar expressions are intended to identify forward-looking statements. Our actual results may differ materially from the results discussed in the forward-looking statements, and our operating performance each quarter is subject to various risks and uncertainties that are discussed in detail in our filings with the Securities and Exchange Commission.

RESULTS OF OPERATIONS

NET INTEREST INCOME

For the nine months ended September 30, 2006, net interest income, the major component of net income, increased $536,000, or 30%, to $2,327,000 as compared to $1,791,000 for the same period in 2005. Interest and fee income from loans increased $1,055,000, or 40%, for the nine months ended September 30, 2006 compared to the same period in 2005. Average loans outstanding were $58,314,000 for the first nine months of 2006 compared to $47,067,000 for the same period in 2005. In addition, loan portfolio yields increased from 7.50% for the first nine months of 2005 to 8.47% for the same period in 2006 due to the rising interest rate environment during this time. Interest expense for the nine months ended September 30, 2006 was $1,605,000 as compared to $976,000 for the same period in 2005. Average interest-bearing liabilities increased from $44,780,000 during the first nine months of 2005 to $56,624,000 for the same period in 2006. The average rate paid on interest-bearing liabilities increased from 2.91% during the first nine months of 2005 to 3.80% for the same period in 2006. The interest rate spread, which is the difference between the yield on earning assets and the rate paid on liabilities, was 4.26% for the nine months ended September 30, 2006, compared to 4.11% for the same period in 2005. The net interest margin, which is net interest income divided by average earning assets, was 4.76% for the first nine months of 2006 compared to 4.54% for the same period in 2005.

For the three months ended September 30, 2006, net interest income increased $166,000, or 25%, to $840,000 as compared to $674,000 for the same period in 2005. Interest and fee income from loans increased $388,000, or 40%, for the three months ended September 30, 2006 compared to the same period in 2005 as the Bank continued to experience growth in the loan portfolio along with an increase in the average yield on loans. Average loans outstanding were $49,220,000 during the third quarter of 2005 compared to $61,191,000 for the same period in 2006. Interest expense for the three months ended September 30, 2006 was $620,000 as compared to $368,000 for the same period in 2005. Average interest-bearing liabilities increased from $44,508,000 during the third quarter of 2005 to $54,704,000 for the same period in 2006, along with an increase in the average rate paid.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

The provision for loan losses is the charge to operating earnings that management believes is necessary to maintain the allowance for loan losses at an adequate level to reflect the losses inherent in the loan portfolio. For the nine months ended September 30, 2006, the provision charged to expense was $123,000, as compared to $159,000 for the same period in 2005. For the three months ended September 30, 2006, the provision charged to expense was $60,000, as compared to $44,000 for the same period in 2005. The allowance for loan losses represents 1.27% of gross loans at September 30, 2006 compared to 1.23% at September 30, 2005.

There are risks inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers, and, in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral. The Company maintains an allowance for loan losses based on, among other things, historical experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Management’s judgment about the adequacy of the allowance is based upon a number of estimates and assumptions about present conditions and future events which are believed to be reasonable, but which may not prove to be accurate. Thus, there is a risk that charge-offs in future periods could exceed the allowance for loan losses or that substantial additional increases in the allowance for loan losses could be required. Additions to the allowance for loan losses would result in a decrease of net income and possibly capital.

NONINTEREST INCOME

Noninterest income for the nine months ended September 30, 2006 was $310,000, a decrease of $37,000 from the comparable period in 2005. Service charges on deposit accounts totaled $114,000 for the nine months ended September 30, 2006, as compared to $124,000 for the same period in 2005. The decrease in service charges was primarily due to a decrease in overdraft and NSF fees. Gains on sales of loans decreased by $49,000 and totaled $73,000 for the nine months ended September 30, 2006 compared to $122,000 for the comparable period in 2005. The decrease is due to a reduction in gains on sales of SBA loans combined with an increase in mortgage loans closed in the broker’s name. Other income increased by $22,000 and totaled $123,000 for the nine months ended September 30, 2006 compared to $101,000 for the comparable period in 2005. The increase was primarily due to an increase in secondary market mortgage broker fees, partially offset by a decrease in SBA servicing income.

Noninterest income for the three months ended September 30, 2006 was $96,000, a decrease of $3,000 from the comparable period in 2005. Service charges on deposit accounts remained relatively constant, and totaled $40,000 for the three months ended September 30, 2006, as compared to $39,000 for the same period in 2005. Gains on sales of loans decreased by $12,000 and totaled $21,000 for the three months ended September 30, 2006 compared to $33,000 for the comparable period in 2005, with the decrease due to a reduction in gains on sales of SBA loans combined with an increase in mortgage loans closed in the broker’s name. Other income increased by $8,000 and totaled $35,000 for the three months ended September 30, 2006 compared to $27,000 for the comparable period in 2005, with the increase primarily due to an increase in secondary market mortgage broker fees.

NONINTEREST EXPENSE

Noninterest expense for the nine months ended September 30, 2006 was $1,872,000, an increase of $521,000 from the comparable period in 2005. Salaries and employee benefits totaled $904,000 for the nine months ended September 30, 2006, an increase of $125,000 from the comparable period in 2005. The increase was primarily due to an increase in the number of employees, normal salary increases and increases in employee benefits expense. In addition, in 2006 the Company recorded $26,000 in compensation expense related to stock options as discussed in Note 3 above. Net occupancy expense totaled $199,000 for the nine months ended September 30, 2006, an increase of $31,000 from the comparable period in 2005. The increase was primarily due to increased depreciation expense and increases in maintenance and repairs. Other noninterest expense totaled $769,000 for the nine months ended September 30, 2006, an increase of $365,000 from the comparable period in 2005. The increase was primarily due to increases in data processing and advertising expenses as a result of the Bank’s growth, increases in other professional services such as technology support, and an increase in legal fees which were primarily due to the Company’s pending merger with Ameris Bancorp.

Noninterest expense for the three months ended September 30, 2006 was $646,000, an increase of $168,000 from the comparable period in 2005. Salaries and employee benefits totaled $301,000 for the three months ended September 30, 2006, an increase of $30,000 from the comparable period in 2005. The increase was primarily due to increases in the number of employees, salary increases, increased employee benefits expense and compensation expense related to stock options. Net occupancy expense remained relatively constant, and totaled $59,000 for 2006 compared to $60,000 in 2005. Other noninterest expense totaled $286,000 for the three months ended September 30, 2006, an increase of $139,000 from the comparable period in 2005. The increase was again primarily due to increases in data processing, advertising, technology support and legal fees.

INCOME TAXES

Income tax expense for the nine months ended September 30, 2006 was $248,000 as compared to $229,000 for the same period in 2005. Income tax expense for the three months ended September 30, 2006 was $90,000 as compared to $97,000 for the same period in 2005. All of the Company’s net operating losses have been utilized for tax purposes, and the Company is now fully taxable for both Federal and state income tax purposes.

NET INCOME

The combination of the above factors resulted in net income for the nine months ended September 30, 2006 of $394,000 as compared to net income of $399,000 for the same period in 2005. For the three months ended September 30, 2006, net income was $140,000 as compared to $154,000 for the same period in 2005.

FINANCIAL CONDITION

ASSETS AND LIABILITIES

During the first nine months of 2006, total assets increased $10,810,000, or 16.3%, when compared to December 31, 2005. The primary growth in assets was composed of an increase in loans of $7,935,000, or 14.6%, during the first nine months of 2006. The growth in loans was funded by a corresponding increase in deposits. Total deposits increased $10,027,000, or 17.2%, from December 31, 2005 to September 30, 2006. Other borrowings decreased by $700,000 during the quarter due to the repayment, at maturity, of an advance from the Federal Home Loan Bank.

INVESTMENT SECURITIES

Securities available for sale increased from $2,269,000 at December 31, 2005 to $3,072,000 at September 30, 2006 primarily due to the purchase of SCM securities now that the Bank is fully taxable. All of the Bank’s marketable investment securities were designated as available-for-sale at September 30, 2006. The increase of $36,000 in nonmarketable equity securities was due to a required purchase of additional FHLB stock.

LOANS

Balances within the major loan categories as of September 30, 2006 and December 31, 2005 are as follows (in thousands):

	SEPTEMBER 30, 2006	DECEMBER 31, 2005
Real estate—construction	$21,169	$17,082
Real estate—mortgage	30,996	25,995
Commercial and industrial	7,219	8,640
Consumer and other	2,861	2,593

	$62,245	$54,310

The Bank continued its trend of loan growth during the first nine months of 2006. Outstanding loans increased $7,935,000, or 14.6%, during the period. As shown above, the main component of growth in the loan portfolio was real estate—mortgage loans which increased 19.2%, or $5,001,000, from December 31, 2005 to September 30, 2006.

RISK ELEMENTS IN THE LOAN PORTFOLIO

The following is a summary of risk elements in the loan portfolio (in thousands):

	SEPTEMBER 30, 2006	DECEMBER 31, 2005
Nonaccrual loans	$649	$313
Accruing loans more than 90 days past due	$62	$107
Loans identified by internal loan review:
Criticized	$1,467	$1,546
Classified	$438	$551

Criticized loans have potential weaknesses that deserve close attention and could, if uncorrected, result in deterioration of the prospects for repayment or the Bank’s credit position at a future date. Classified loans are inadequately protected by the sound worth and paying capacity of the borrower or any collateral and there is a distinct possibility or probability that a loss could occur if the deficiencies are not corrected.

ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is as follows (dollars in thousands):

	NINE MONTHS ENDED SEPTEMBER 30,
	2006	2005
Balance, beginning of period	$679	$488
Provision for loan losses	123	159
Net loans (charged-off) recovered	(11)	(19)

Balance, end of period	$791	$628

Loans outstanding, end of period	$62,245	$51,056

Allowance for loan losses to loans outstanding	1.27%	1.23%

DEPOSITS

Balances within the major deposit categories as of September 30, 2006 and December 31, 2005 are as follows (in thousands):

	SEPTEMBER 30, 2006	DECEMBER 31, 2005
Noninterest-bearing demand deposits	$6,268	$6,519
Interest-bearing demand deposits	16,157	7,463
Savings deposits	919	878
Time deposits $100,000 and over	15,862	13,348
Other time deposits	28,956	29,927

	$68,162	$58,135

At September 30, 2006, total deposits had increased by $10,027,000, or 17.2%, from December 31, 2005. The largest increase was in interest-bearing demand deposits, which increased $8,694,000 from December 31, 2005 to September 30, 2006. This increase is primarily due to increases in balances maintained in the Bank’s business checking accounts.

LIQUIDITY

The Bank meets its liquidity needs through scheduled maturities of loans and investments and through pricing policies designed to attract interest-bearing deposits. The level of liquidity is measured by the loan-to-total borrowed funds (which includes deposits) ratio, which was 90.0% and 90.8% at September 30, 2006 and December 31, 2005, respectively.

At September 30, 2006, the Company’s primary sources of liquidity included cash, Federal funds sold and securities available-for-sale. The Bank also has lines of credit available with correspondent banks to purchase federal funds for periods from one to 30 days. At September 30, 2006, unused lines of credit totaled $5,440,000.

OFF-BALANCE SHEET RISK

Through its operations, the Bank has made contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to the Bank’s customers at predetermined interest rates for a specified period of time. At September 30, 2006, the Bank had issued commitments to extend credit of $12,332,000 and standby letters of credit totaling $75,000.

Based on historical experience, many of the commitments and letters of credit will expire unfunded. Accordingly, the above amounts do not necessarily reflect the Bank’s need for funds in the future.

The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on its credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

CRITICAL ACCOUNTING POLICIES

The Company has adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of its financial statements. The significant accounting policies are described in the notes to the consolidated financial statements at December 31, 2005 as filed in the Annual Report on Form 10-KSB. Certain accounting policies involve significant judgments and assumptions which have a material impact on the carrying value of certain assets and liabilities. Management considers these accounting policies to be critical accounting policies. The judgments and assumptions used are based on historical experience and other factors, which management believes to be reasonable under the circumstances. Because of the nature of the judgments and assumptions, actual results could differ from these judgments and estimates which could have a major impact on the carrying values of assets and liabilities and results of operations.

Management believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of our consolidated financial statements. Refer to the portions of our 2005 Annual Report on Form 10-KSB and this Form 10-QSB that address the allowance for loan losses for a description of our processes and methodology for determining the allowance for loan losses.

CAPITAL RESOURCES

Total shareholders’ equity increased from $5,803,000 at December 31, 2005 to $7,105,000 at September 30, 2006. The increase is primarily due to net income of $394,000 and the exercise of director warrants totaling $876,000.

The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels. Because the Company has total assets of less than $150 million, its capital adequacy is judged only on the adequacy of the Bank’s capital. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance sheet exposures, adjusted for risk-weights ranging from 0% to 100%. Under the risk-based standard, capital is classified into two tiers. For the Bank, Tier 1 capital consists of common shareholders’ equity, excluding the unrealized gain (loss) on available-for-sale securities, minus certain intangible assets. For the Bank, Tier 2 capital consists of the reserve for loan losses subject to certain limitations. An institution’s qualifying capital base for purposes of its risk-based capital ratio consists of the sum of its Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

Banks and bank holding companies are also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio. The minimum requirement for the leverage ratio is 3%; however all but the highest rated institutions are required to maintain ratios 100 to 200 basis points above the minimum. The Bank exceeded its minimum regulatory capital ratios as of September 30, 2006, as well as the ratios to be considered “well capitalized.”

The following table summarizes the Bank’s risk-based capital at September 30, 2006:

Shareholders’ equity	$6,974,000
Plus: unrealized losses on securities held for sale	16,000
Less: disallowed servicing assets	(7,000)

Tier 1 capital	6,983,000
Plus: allowance for loan losses(1)	791,000

Total capital	$7,774,000

Risk-weighted assets	$64,490,000

Risk-based capital ratios
Tier 1 capital (to risk-weighted assets)	10.83%
Total capital (to risk-weighted assets)	12.05%
Tier 1 capital (to total average assets)	9.56%

(1)	Limited to 1.25% of risk-weighted assets

ITEM 3. CONTROLS AND PROCEDURES

As of the end of the period covered by this Quarterly Report on Form 10-QSB, our principal executive officer and principal financial officer have evaluated the effectiveness of our “disclosure controls and procedures” (“Disclosure Controls”). Disclosure Controls, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this Quarterly Report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Our management, including our principal executive officer and principal financial officer, does not expect that our Disclosure Controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based upon their controls evaluation, our principal executive officer and principal financial officer have concluded that our Disclosure Controls are effective at a reasonable assurance level.

There have been no changes in our internal controls over financial reporting during the past fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

As previously reported in the Company’s quarterly report on Form 10-QSB for the quarter ended June 30, 2006, the Company terminated the employment of former President and Chief Executive Officer William B. Gossett on November 15, 2005. On February 1, 2006, Mr. Gossett, a principal security holder of the Company, filed a claim with the U. S. Department of Labor Occupational Safety and Health Administration (OSHA) against the Company and the Bank under 18 U.S.C. 1514A alleging that the Company and the Bank did not have cause to terminate his employment.

As previously reported in the Company’s Form 8-K filed on August 15, 2006, the Company and the Bank have entered into a definitive agreement with Ameris Bancorp. Solely to facilitate the merger negotiations with Ameris, the Company and the Bank entered into a settlement agreement and release with Mr. Gossett. The settlement is conditioned upon the consummation of the merger and provides for the payment of $295,000 to Mr. Gossett plus approximately $19,000 in attorney’s fees, and contains mutual releases.

There are no other material pending legal proceedings to which the Company is a party or of which any of its properties are subject, nor are there material proceedings known to the Company to be contemplated by any governmental authority. Additionally, the Company is unaware of any material proceedings, pending or contemplated, in which any existing or proposed director, officer or affiliate, or any principal security holder of the Company or any associate of any of the foregoing, is a party or has an interest adverse to the Company.

ITEM 6. EXHIBITS

Exhibit 31.1	—	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Exhibit 32	—	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

ISLANDS BANCORP

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

By:	/s/ JOHN R. PERRILL
John R. Perrill Acting Chief Executive Officer and Chief Financial Officer

Date: November 9, 2006

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Moultrie, State of Georgia, on this 9th day of November, 2006.

AMERIS BANCORP

By:	/s/ EDWIN W. HORTMAN, JR.
Edwin W. Hortman, Jr. President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned officers and directors of Ameris Bancorp hereby constitutes and appoints each of Edwin W. Hortman, Jr. and Dennis J. Zember Jr., his attorney-in-fact and agent, each with full power of substitution and resubstitution for him in any and all capacities, to sign any or all amendments or post-effective amendments to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, in connection with the registration of the shares of the registrant’s common stock under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent or his substitute may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ EDWIN W. HORTMAN, JR. Edwin W. Hortman, Jr.	President and Chief Executive Officer (Principal Executive Officer)	November 9, 2006

/s/ DENNIS J. ZEMBER JR. Dennis J. Zember Jr.	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 9, 2006

* Johnny W. Floyd	Director	November 9, 2006

* J. Raymond Fulp	Director	November 9, 2006

* Kenneth J. Hunnicutt	Director	November 9, 2006

* Daniel B. Jeter	Director	November 9, 2006

* Glenn A. Kirbo	Director	November 9, 2006

* Robert P. Lynch	Director	November 9, 2006

Name	Title	Date

* Brooks Sheldon	Director	November 9, 2006

* Eugene M. Vereen, Jr.	Director	November 9, 2006

* Henry C. Wortman	Director	November 9, 2006

* By:	/s/ EDWIN W. HORTMAN, JR.
Edwin W. Hortman, Jr.
As Attorney-In-Fact

EXHIBIT NO.	DESCRIPTION
2.1	Agreement and Plan of Merger by and among the Registrant, American Banking Company, Islands Bancorp and Islands Community Bank, N.A. (included as Appendix A to the Proxy Statement/Prospectus set forth in Part I of the Registration Statement).

2.2	Form of Bank Merger Agreement by and between American Banking Company and Islands Community Bank, N.A. (included as Exhibit 1.2 to Appendix A to the Proxy Statement/Prospectus set forth in Part I of the Registration Statement).

3.1	Articles of Incorporation of the Registrant, as amended (incorporated by reference to Exhibit 2.1 to the Registrant’s Regulation A Offering Statement on Form 1-A (File No. 24A-2630) filed August 14, 1987).

3.2	Amendment to Amended Articles of Incorporation of the Registrant dated May 26, 1995 (incorporated by reference to Exhibit 3.1.1 to the Registrant’s Annual Report on Form 10-K filed March 28, 1996).

3.3	Amendment to Amended Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-4 (Registration No. 333-08301) filed with the Commission on July 17, 1996).

3.4	Articles of Amendment to the Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.5 to the Registrant’s Annual Report on Form 10-K filed with the Commission on March 25, 1998).

3.5	Articles of Amendment to the Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.7 to the Registrant’s Annual Report on Form 10-K filed with the Commission on March 26, 1999).

3.6	Articles of Amendment to the Articles of Incorporation of the Registrant dated May 17, 2001 (incorporated by reference to Exhibit 3.9 to the Registrant’s Annual Report on Form 10-K filed with the Commission on March 31, 2003).

3.7	Articles of Amendment to the Articles of Incorporation of the Registrant dated December 1, 2005 (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on December 1, 2005).

3.8	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on March 14, 2005).

4.1	Placement Agreement between the Registrant, Ameris Statutory Trust I, FTN Financial Capital Markets and Keefe, Bruyette & Woods, Inc. dated September 13, 2006.*

4.2	Subscription Agreement between the Registrant, Ameris Statutory Trust I and First Tennessee Bank National Association dated September 20, 2006.*

4.3	Subscription Agreement between the Registrant, Ameris Statutory Trust I and TWE, Ltd. dated September 20, 2006.*

4.4	Indenture between the Registrant and Wilmington Trust Company dated September 20, 2006.*

4.5	Amended and Restated Declaration of Trust between the Registrant, the Administrators of Ameris Statutory Trust I signatory thereto and Wilmington Trust Company dated September 20, 2006.*

4.6	Guarantee Agreement between the Registrant and Wilmington Trust Company dated September 20, 2006.*

4.7	Floating Rate Junior Subordinated Deferrable Interest Debenture dated September 20, 2006 issued to Ameris Statutory Trust I.*

5.1	Opinion of Rogers & Hardin LLP regarding legality of securities being registered (including its consent).

EXHIBIT NO.	DESCRIPTION
8.1	Opinion of Rogers & Hardin LLP regarding certain tax matters (including its consent).*

8.2	Opinion of Powell Goldstein LLP regarding certain tax matters (including its consent).*

10.1	Deferred Compensation Agreement for Kenneth J. Hunnicutt dated December 16, 1986 (incorporated by reference to Exhibit 5.3 to the Registrant’s Regulation A Offering Statement on Form 1-A filed with the Commission on August 14, 1987).

10.2	Executive Salary Continuation Agreement dated February 14, 1984 (incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-KSB filed with the Commission on March 27, 1989).

10.3	1992 Incentive Stock Option Plan and Option Agreement for Kenneth J. Hunnicutt (incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-KSB filed with the Commission on March 30, 1993).

10.4	ABC Bancorp Omnibus Stock Ownership and Long-Term Incentive Plan (incorporated by reference to Exhibit 10.17 to the Registrant’s Annual Report on Form 10-K filed with the Commission on March 25, 1998).

10.5	Form of Rights Agreement between the Registrant and SunTrust Bank dated as of February 17, 1998 (incorporated by reference to Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K filed with the Commission on March 25, 1998).

10.6	ABC Bancorp 2000 Officer/Director Stock Bonus Plan (incorporated by reference to Exhibit 10.19 to the Registrant’s Annual Report on Form 10-K filed with the Commission on Mach 29, 2000).

10.7	Commission Agreement by and between the Registrant and Jerry L. Keen dated as of September 12, 2002 (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2002).

10.8	Asset Purchase Agreement by and between Southland Bank and MBNA America Bank, N.A. dated as of December 19, 2002 (incorporated by reference to Exhibit 10.16 to the Registrant’s Annual Report on Form 10-K filed with the Commission on March 31, 2003).

10.9	Interim Servicing Agreement by and between Southland Bank and MBNA America Bank, N.A. dated as of December 19, 2002 (incorporated by reference to Exhibit 10.17 to the Registrant’s Annual Report on Form 10-K filed with the Commission on March 31, 2003).

10.10	Joint Marketing Agreement by and between the Registrant and MBNA America Bank, N.A. dated as of December 19, 2002 (incorporated by reference to Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K filed with the Commission on March 31, 2003).

10.11	Executive Employment Agreement with Jon S. Edwards dated as of July 1, 2003 (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 12, 2003).

10.12	Executive Employment Agreement with Edwin W. Hortman, Jr. dated as of December 31, 2003 (incorporated by reference to Exhibit 10.19 to the Registrant’s Annual Report on Form 10-K filed with the Commission on March 15, 2004).

10.13	Executive Employment Agreement with Cindi H. Lewis dated as of December 31, 2003 (incorporated by reference to Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K filed with the Commission on March 15, 2004).

10.14	Executive Employment Agreement with Thomas T. Dampier dated as of May 18, 2004 (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on August 9, 2004).

10.15	Executive Consulting Agreement with Kenneth J. Hunnicutt dated as of January 1, 2005 (incorporated by reference to Exhibit 10.16 to the Registrant’s Annual Report on Form 10-K filed with the Commission on March 16, 2005).

EXHIBIT NO.	DESCRIPTION
10.16	Amendment No. 1 to Executive Employment Agreement with Edwin W. Hortman, Jr. dated as of March 10, 2005 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on March 14, 2005).

10.17	ABC Bancorp 2005 Omnibus Stock Ownership and Long-Term Incentive Plan (incorporated by reference to Appendix A to the Registrant’s Definitive Proxy Statement filed with the Commission on April 18, 2005).

10.18	Executive Employment Agreement with Dennis J. Zember, Jr. dated as of May 5, 2005 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K/A filed with the Commission on May 11, 2005).

10.19	Executive Employment Agreement with Johnny R. Myers dated May 11, 2005 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on May 16, 2005).

10.20	Revolving Credit Agreement with SunTrust Bank dated as of December 14, 2005 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on December 20, 2005).

10.21	Security Agreement with SunTrust Bank dated as of December 14, 2005 (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the Commission on December 20, 2005).

10.22	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-8 (Registration No. 333-131244) filed with the Commission on January 24, 2006).

10.23	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8 (Registration No. 333-131244) filed with the Commission on January 24, 2006).

10.24	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form S-8 (Registration No. 333-131244) filed with the Commission on January 24, 2006).

10.25	Form of Affiliate Agreement to be executed by the affiliates of Islands Bancorp (included as Exhibit 7.10 to Appendix A to the Proxy Statement/Prospectus set forth in Part I of the Registration Statement).

10.26	Form of Shareholder Voting Agreement by and among the Registrant and the shareholders of Islands Bancorp signatory thereto (included as Exhibit 7.14 to Appendix A to the Proxy Statement/Prospectus set forth in Part I of the Registration Statement).

10.27	Form of Non-Competition and Non-Disclosure Agreement between the Registrant and the directors of Islands Bancorp (included as Exhibit 8.2(f) to Appendix A to the Proxy Statement/Prospectus set forth in Part I of the Registration Statement).

10.28	Executive Employment Agreement with C. Johnson Hipp, III dated September 5, 2006 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on September 8, 2006).

13.1	Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005 (incorporated by reference).

13.2	Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (incorporated by reference).

13.3	Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (incorporated by reference).

13.4	Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (incorporated by reference).

EXHIBIT NO.	DESCRIPTION
21.1	Schedule of subsidiaries of the Registrant.

23.1	Consents of Rogers & Hardin LLP are contained in its opinions filed as Exhibits 5.1 and 8.1 hereto.

23.2	Consent of Powell Goldstein LLP is contained in its opinion filed as Exhibit 8.2 hereof.

23.3	Consent of Mauldin & Jenkins, Certified Public Accountants, LLC.

23.4	Consent of Francis and Company, CPAs.

23.5	Consent of Howe Barnes Hoefer & Arnett, Inc.

24.1	A Power of Attorney relating to this Registration Statement is set forth on the signature pages to this Registration Statement.

99.1	Opinion of Howe Barnes Hoefer & Arnett, Inc. dated August 15, 2006 (included as Appendix C to the Proxy Statement/Prospectus set forth in Part I of the Registration Statement).

99.2	Form of Proxy Card for the Special Meeting of Shareholders of Islands Bancorp.

*	Previously filed.